Form 20-F
period 2024-03-31
Garden Stage Ltd
filed 2024-07-31
CIK 1954269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-41879

GARDEN STAGE LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

 30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive offices)

Sze Ho, CHAN

+852 2688 6333

rickychan@iwinsec.com

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	GSIW	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,625,000 shares of ordinary shares issued and outstanding as of March 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“17 Uno BVI” refers to 17 Uno Limited, a company incorporated under the laws of British Virgin Islands;

●	“AE” refers to an account executive, being licensed representative accredited to I Win Securities to carry out regulated activities, who is self-employed and only entitled to share the brokerage income from the clients referred by him/her;

●	“AUM” refers to the amount of assets under management;

●	“BSS” refers to the Broker Supplied System, being a front office solution either developed in-house by the Stock Exchange Participant or a third-party software package acquired from commercial vendors, enabling the Stock Exchange Participant to connect its trading facilities to the Open Gateway to conduct trading;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

●	“Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“Controlling Shareholder” refers to Oriental Moon Tree Limited, a company incorporated under the laws of British Virgin Islands;

●	“FY 2024”, “FY 2023” “FY2022” are to fiscal year ended March 31, 2024, March 31, 2023, March 31, 2022, respectively;

●	“Garden Stage” or “Company” are to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands on August 11, 2022;

●	“HKD” or “HK$” refer to the legal currency of Hong Kong.

●	“HKSCC” refers to the Hong Kong Securities Clearing Company Limited

●	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“I Win Asset Management” refers to I Win Asset Management Limited, a company with limited liability under the laws of Hong Kong;

●	“I Win Holdings HK” refers to I Win Holdings Limited, a company with limited liability under the laws of Hong Kong;

●	“I Win Securities” refers to I Win Securities Limited, a company with limited liability under the laws of Hong Kong;

●	“Licensed Representative(s)” refers to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activity;

●	“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Ordinary Shares” refers to the ordinary shares of the Garden Stage Limited, par value of US$0.0001 per share;

●	“Open Gateway” refers to a Windows-based device provided by the Stock Exchange and installed at the Stock Exchange Participants’ office to facilitate electronic interface of the Automatic Order Matching and Execution System of the Stock Exchange with front office systems operated by the Stock Exchange Participant;

●	“Operating Subsidiaries” refers to I Win Securities and I Win Asset Management, the indirectly wholly-owned subsidiaries of Garden Stage, unless otherwise specified

●	“PRC government” or “Chinse government” are to the government of Mainland China for the purposes of this annual report only;

●	“Responsible Officer(s)” or “RO” refer to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Stock Exchange” or “SEHK” refer to the Stock Exchange of Hong Kong Limited;

●	“Stock Exchange Trading Right” refers to the right to be eligible to trade on or through the Stock Exchange as a Stock Exchange Participant and entered as such a right in a list, register or roll kept by the Stock Exchange;

●	“Stock Exchange Participant(s)” refers to corporation(s) licensed to carry on Type 1 (dealing in securities) regulated activity under the SFO who, in accordance with the rules of the Stock Exchange, may trade on or through the Stock Exchange and whose name(s) is/are entered in a list, register or roll kept by the Stock Exchange as person(s) who may trade on or through the Stock Exchange;

●	“US$” or “U.S. dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our,” “the Company” and “Garden Stage” are to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands on August 11, 2022, and does not include its subsidiaries, 17 Uno BVI, I Win Holdings HK, I Win Securities, and I Win Asset Management. Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” when we refer to our operating entities, as the case may be, and clearly identify the entity in which investors are purchasing an interest;

Garden Stage is a holding company with operations conducted in Hong Kong through its Operating Subsidiaries, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at an average rate of HKD 7.8252 to USD 1.00, HKD 7.8392 to USD 1.00 and HKD 7.7843 to USD 1.00 for FY 2024, FY2023 and FY 2022, respectively.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Operating Subsidiaries are located and operates its business in Hong Kong, a special administrative region of the PRC. The Operating Subsidiaries do not have operation in Mainland China and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our operating subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiaries were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our operating subsidiary and us, given the substantial operations of our operating subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operating subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in the Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.

As a company mainly conducting business in Hong Kong, a special administrative region of China and our subsidiaries’ clients include mainland China residents, our subsidiaries’ business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material adverse change to our subsidiaries’ operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in mainland China. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ Hong Kong operations, and damage our reputation.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

We have no operations in Mainland China. However, our Operating Subsidiaries are located and operate in Hong Kong, a special administrative region of the PRC, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, it will not have a material adverse impact on our subsidiaries’ business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors.

Except for the Basic Law of the Hong Kong Special Region of the People’s Republic of China (“Basic Law”), national laws of mainland China (“National Laws”) do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our subsidiaries, we may be subject to the risks and uncertainties associated with the legal system in mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our subsidiaries’ business activities and require us and/or our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and/or our subsidiaries to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where our subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we and/or our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this Annual Report, we do not have any operation or maintain any office or personnel in mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our subsidiaries’ services are provided in Hong Kong, Cayman Islands, British Virgin Islands and the U.S. rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this Annual Report, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. therefore, we believe that the Measures is not applicable to us.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the initial public offering (“IPO”) or future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this Annual Report, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for our IPO or follow-on offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this Annual Report; (iii) our data processing activities are solely carried out by our overseas entities outside of mainland China for the purpose of offering products or services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this Annual Report; (v) as of the date of this Annual Report, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; and (vi) as of the date of this Annual Report, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review.

Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since our IPO. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as us. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this Annual Report, there was no material change to these regulations and policies since our IPO If our offering, including the IPO and future follow-on offerings, and listing were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our offering, including the IPO and future follow-on offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue future offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or CAC or filing with the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and former President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted.

On March 19, 2024, the Legislative Council of Hong Kong passed the Safeguarding National Security bill. The Safeguarding National Security Ordinance (effective on March 23, 2024) was enacted according to the Article 23 of the Basic Law of the Hong Kong Special Administrative Region which stipulates that Hong Kong shall enact laws on its own to prohibit any act of treason, secession, sedition, subversion against the central people’s government, or theft of state secrets. The Safeguarding National Security Ordinance mainly covers five types of offences: treason, insurrection, offences in connection with state secrets and espionage, sabotage endangering national security and related activities, and external interference and organizations engaging in activities endangering national security. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA and the Safeguarding National Security Ordinance on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA or the Safeguarding National Security Ordinance, by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.

We are a holding company incorporated in the Cayman Islands with operations in Hong Kong. Accordingly, most of our cash is maintained in Hong Kong dollars. We rely in part on dividends from our Hong Kong subsidiaries for our cash and financing requirements, such as the funds necessary to service any debt we may incur.

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the foreign currency regulations of mainland China do not currently have any material impact on the transfer of cash between us and our Hong Kong subsidiaries. However, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

Section 132 of Securities and Futures Ordinance (Cap. 157 of the laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed corporation in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed corporation, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be the new substantial shareholder(s) of the HKSFC-licensed subsidiaries, which are I Win Securities and I Win Asset Management, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Garden Stage, which could deprive the holders of our Ordinary Shares the opportunity to receive a premium for their Ordinary Shares as part of a future sale and may reduce the price of our Ordinary Shares upon the consummation of a future proposed business combination.

Risks Relating to our Ordinary Shares

Our corporate actions will be substantially controlled by our Controlling Shareholder, Oriental Moon Tree Limited, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment.

Oriental Moon Tree Limited, our Controlling Shareholder, beneficially owns 73.44% of our total issued and outstanding Ordinary Shares as of the date of this annual report. Accordingly, Oriental Moon Tree Limited will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. Ms. Kam Yan Karen, LAU, through Courageous Wealth Limited, owns 64% of the equity interest in Oriental Moon Tree Limited, and she is the sole director of Oriental Moon Tree Limited. Ms. Kam Yan Karen, LAU is deemed as the beneficial owner of all Ordinary Shares held by Oriental Moon Tree Limited. Ms. Kam Yan Karen, LAU will be able to control the management and affairs of Garden Stage through Oriental Moon Tree Limited. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

J&S Associate PLT (“J&S”), the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2024 and 2023 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect J&S Associate PLT. J&S Associate PLT is headquartered in Malaysia, and has recently been inspected by the PCAOB. Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for the fiscal year ended March 31, 2022 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman’s compliance with applicable professional standards. Our auditors are not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, we believe that, as of the date of this annual report, our auditors are not subject to the PCAOB determinations.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions of the PRC and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial conditions and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for more information.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The 2,875,000 Ordinary Shares sold in our initial public offering completed are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Together with Company’s initial public offering, Bliss Tone Limited, State Wisdom Holdings Limited, and Oriental Moon Tree Limited, the existing shareholders of the Company, have registered the resale of up to 1,750,000 Ordinary Share pursuant to the registration statement on Form F-1 initially filed by the Company with the SEC on June 30, 2023 (File No. 333-273053), which was declared effective on November 30, 2023. Of which, Bliss Tone offered to sell 637,500 Ordinary Shares, State Wisdom Holdings Limited offered to sell 637,500 Ordinary Shares, and Oriental Moon Tree Limited offered to sell 475,500 Ordinary Shares. As of the date of the annual report, none of the Bliss Tone Limited, State Wisdom Holdings Limited, and Oriental Moon Tree Limited have disposed of the 1,750,000 Ordinary Shares that have registered for resale.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a biannual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions.

We are a company formed under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, except for Mr. Kevin, GUAN, who is a United States national and resident, all of other directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company formed under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a Cayman Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, as well as projections as to the market price of our Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our future strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares. For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Risks relating to the Industry in which we Operate

Our business operations are concentrated in Hong Kong. Unfavorable financial market and economic conditions and material deterioration of the political and regulatory environment in Hong Kong, the PRC, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

Our business operations are carried out in Hong Kong by our Operating Subsidiaries. The results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impact on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the local economic, social and political environment, which is beyond our control, may lead to prolonged period of sluggish market activities which would in turn have material adverse impact on our business. Economic conditions in Hong Kong are also highly sensitive to conditions in the financial markets, capital market, and economic conditions of the PRC and elsewhere in the world. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the Covid-19 pandemic, political uncertainty, the ongoing Russo-Ukrainian War and its results, the outcome of the China-United States trade dispute, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable financial market and economic conditions in Hong Kong, the PRC, and elsewhere in the world, and the escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, the economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate and control of foreign exchange. Adverse changes in the economic and other policies of the PRC government could have a material and adverse effect on our business, financial position and operations. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that China will not implement reforms or policies which may drastically (i) restrict Mainland China investors from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses to access the financial market in Hong Kong. Such reforms or policies may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland investors to trade securities or Mainland China business to conduct fund-raising exercise, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities market on the business and companies based in Mainland China. A portion of our revenue is derived from clients who reside in Mainland China. Any policies which reduce the willingness of our Mainland China clients to trade securities through us or restrict the Mainland China businesses for fund raising or securities offering in Hong Kong, will adversely affect our business and results of operations. Furthermore, if PRC government implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Lastly, the outbreak of war in Ukraine has already affected global economic and financial markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military action in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We continuously monitor the situation in Ukraine, however, we cannot predict the progress or outcome of the situation, and it is difficult to assess any potential future impact at this time, as the conflict and governmental reactions are rapidly developing and beyond our control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

We and our Operating Subsidiaries are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions.

The Hong Kong financial market in which the Operating Subsidiaries primarily operate is highly regulated. The business operations of our Operating Subsidiaries are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage. Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although the Operating Subsidiaries have not been found by any relevant regulators to be in material non-compliance with any regulatory requirements since our Operating Subsidiaries commenced their businesses, any such finding or other negative outcome may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

The Operating Subsidiaries, I Win Securities, and I Win Asset Management, are HKSFC-licensed companies subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the SFO of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC from time to time. If any of these HKSFC licensed companies fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect business activities of our Operating Subsidiaries. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us or our subsidiaries, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) the registrations or licenses of our Operating Subsidiaries for carrying on business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities. For instance, conditions may be imposed on the licenses of our Operating Subsidiaries restricting them from carrying on their business, or our Responsible Officers or Licensed Representatives may be banned from the industry for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected.

Further, the HKSFC may amend, supplement and/or modify the requirements on licensed corporations as it considers necessary for the proper regulation of the Hong Kong securities and futures market. Any such change or tightening of regulations and/or requirements on licensed corporations (which may involve an amendment to applicable laws, regulations and guidelines) may (i) require us to incur additional costs for compliance; and (ii) potentially affect our ability to carry on our existing regulated activities.

From time to time, I Win Securities Limited and I Win Asset Management Limited may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities or government agencies in Hong Kong or other jurisdictions, including the HKSFC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our Operating Subsidiaries, Responsible Officers of the Operating Subsidiaries, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, our Operating Subsidiaries, Responsible Officers, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, our Operating Subsidiaries are subject to statutory secrecy obligations under the SFO of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC.

We and our Operating Subsidiaries may not be able to compete successfully in the highly competitive financial service industry in Hong Kong.

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, larger client base, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Some firms may also have resources to expand their operational scale, market share as well as geographical coverage through undertaking mergers and acquisitions.

There is no assurance that we will be able to maintain our competitive strengths even if we are able to respond rapidly to the changing business environment and/or capture new market opportunities. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Our inability to remain competitive could lead to a reduction in our market share (as our clients are not bound to use our services and can freely switch to other service providers and/or decrease their use of our services), and any further intensification of competition in terms of pricing may lead to reduced profit margins. As a result, our operating performance, financial results and prospects may be materially and adversely affected.

Risks Relating to our Business and Operation

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors. We started to provide the underwriting and placing services through I Win Securities in July 2017, securities dealing and brokerage services in July 2017, and through I Win Asset Management, asset management service in January 2021. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the offering, to expand operations beyond our current level. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized I Win brand;

●	maintain and expand our client base;

●	maintain and enhance our relationships with our business and professional parties partners;

●	attract, retain, and motivate employees and AEs;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	manage our future growth;

●	ensure that the performance of our products and services meets client expectations;

●	maintain or improve our operational efficiency;

●	navigate a complex and evolving regulatory environment;

●	defend ourselves in any legal or regulatory actions against us;

●	enhance our technology infrastructure and maintain the security of our system;

●	avoid and remedy operating errors as a result of human or system errors; and

●	identify and address conflicts of interest;

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed.

Placing and underwriting commission was our largest income source for the year ended March 31, 2023, which accounted for approximately 48.31% of our total revenue of the year ended March 31, 2023; the placing and underwriting commission accounted for approximately 10.84% of our total revenue of the year ended March 31, 2024. Our underwriting service was conducted by I Win Securities, one of our Operating Subsidiaries. Our underwriting services are conducted on a fully underwritten basis, whereby I Win Securities were obliged to take up the undersubscribed securities up to the maximum of our underwriting commitment. I Win Securities has been also involved in several placing exercises as placing agents or sub-placing agents. Depending on the terms of the placing agreements, the placing exercises were either on a fully underwritten basis or on a best-effort basis.

If the securities underwritten by I Win Securities are undersubscribed and we fail to procure subscribers to take up all of the undersubscribed securities, I Win Securities is required to purchase all of the undersubscribed portion for its own account, which would materially and adversely affect our liquidity. If I Win Securities fails to sell the securities it has underwritten, we would incur expenditure, expose ourselves to market risk and capital available to us would be reduced, which may in turn materially and adversely affect our results of operations and financial conditions. Our financial position would also be adversely affected if the underwritten securities so taken up by I Win Securities becomes illiquid and/or their market value drops. Under the FRR, the value of the open position of any underwriting commitment or the market value of the securities purchased by us to fulfil the underwriting obligations would have an impact on our liquid capital. If the liquid capital of our Operating Subsidiaries falls below the minimum requirement under the FRR, our Operating Subsidiaries will be in breach of the FRR resulting in HKSFC suspending our license or imposing conditions in relation to our regulated activities.

In the case of placing of securities on a best-effort basis, if the securities are undersubscribed or if market conditions become volatile, the placing may not be completed in full or may be canceled. The commission from such placing engagements may reduce or in the worst case we may have no commission at all. Moreover, the placing and underwriting commission generated by I Win Securities is directly related to the number of placing and underwriting exercises secured and completed by us and their fund-raising sizes. The placing and underwriting business is subject to various external factors which are beyond our control, including the number and the size of IPOs in the market, and the activeness of the secondary market for fund-raising exercises under the prevailing financial market environment. There is no assurance that the performance of our placing and underwriting business will not be affected by such external factors.

Revenue from the placing and underwriting business is generated on a project-by-project basis and thus our profitability is highly unpredictable and may be adversely affected if we are unable to secure engagements at levels or on comparable commission rates similar to those during the FY 2023 and 2022.

Our Operating Subsidiaries are engaged to provide placing and underwriting services on a project-by-project basis, and our financial performance in this business segment may be affected by, among other things, demand for our services, our capacity to undertake new projects, the number and size of IPOs and secondary offerings and issuance in the debt and equity capital markets in Hong Kong as well as other external factors which may be outside our control. In particular, demand for placing and underwriting services may be materially affected by prevailing market conditions, as prospective listing applicants and listed issuers may determine to delay, terminate, scale-back or relocate their fundraising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Our financial results may also be materially and adversely affected if we are unable to secure new placing or underwriting engagements in the future at levels similar to those during the years ended March 31, 2023 and 2022.

Since the mandates for the underwriting and placing exercise were negotiated on a project-by-project basis with the clients, revenue generated from our services may fluctuate significantly from time to time and may not recur. We also cannot assure that our commission income from the underwriting and placing service will be comparable to those accepted by our clients during the years ended March 31, 2023. When the Operating Subsidiaries are unable to secure such engagements or on comparable commission rates, our financial results may be materially and adversely affected.

For example, placing and underwriting commission was our largest income source for the fiscal year ended March 31, 2023, which accounted for approximately 48.31% of our total revenue, whereas for fiscal year ended March 31, 2022, it accounted for approximately 15.41% of our total revenue, and for fiscal year ended March 31, 2024, fee and commission income from our placing and underwriting service amounted to 10.84 % of our total revenue.

There is also no assurance that the clients which have previously sought our services will continue to retain our Operating Subsidiaries for future businesses. Therefore, our future financial results may be subject to fluctuations depending on the success in entering into new engagements. There is also no assurance that the engagements our Operating Subsidiaries successfully secure can be completed due to the market conditions and circumstances of each engagement. Our revenue and profitability may therefore fluctuate significantly. Further, the terms of the placing and underwriting engagements are determined between each of our clients and us on a case-by-case basis after arm’s length negotiations based on the type of services we provide, nature of transaction, scope of duties, length of time expect to spend, complexity of the transactions and our expected workload. As such, the amount of revenue we generate from different engagements may vary on a project-by-project basis and we cannot assure that we can secure future engagements with fee rates comparable with engagements during the years ended March 31, 2023 and 2022, in the future.

We rely on a limited number of key customers for our business.

Our top five customers accounted for 63%, 54% and 48% of our total revenues for the years ended March 31, 2024, 2023 and 2022, and the largest customer accounted for 28%, 20% and 30% of our total revenues, respectively. Therefore, our customers are concentrated, and we rely on a limited number of key customers during each period of our business. Our customer concentration risk is exacerbated due to: a) our reliance on different customers in different periods; b) the fact that the largest customer in the years ended March 31, 2024, 2023 and 2022 was a different customer; and c) the customers for our placing and underwriting services engaged us on a project-by-project basis.

We cannot assure you that our Operating Subsidiaries will be successful in diversifying the customer base, engaging new customers, and reducing our customer concentration risk. For example, the largest customer for the year ended March 31, 2024 engaged us for advisory services, and the advisory services is being conducted on project-by-project basis, there is no guarantee that the customer who engaged us for advisory services will continue to retain us for their future business, or whether they will choose our competitor for the equivalent services. Another example, the largest customer for the year ended March 31, 2023 engaged us for our underwriting services, which accounted for 20% of our total revenues, and 4 out of the top 5 customers for year ended March 31, 2023 engaged us for our underwriting services. Since we are engaged to provide placing and underwriting services on a project-by-project basis, it is unlikely that our top 5 customers who engaged our underwriting and placing services will continue to retain us for their future businesses, and even if they so choose to retain us for their future businesses, the value of transaction mandated by them may be significantly lower than their mandates given to us for years ended March 31, 2023 and 2022. If we are unable to secure new customers or underwriting/placing projects, or secure underwriting/placing mandates at the similar level as the years ended March 31, 2023 and 2022, during a period of time in the future, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted. The largest customer for the year ended March 31, 2022 engaged us for our securities dealing and brokerage services, we cannot guarantee that this customer or any other top customers for our securities dealing and brokerage service will continue to trade on our platform at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. Furthermore, the volume of trading which these customers may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook and perception of the market as well as factors beyond our control. Any decline in the top customers’ transaction volume would lower our revenues, which would adversely affect our profitability.

The commission income from our Operating Subsidiaries’ securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Ordinary Shares.

We derived substantial revenue from commission and brokerage income from our securities dealing and brokerage services. For the years ended March 31, 2024, 2023 and 2022, commission and brokerage income from our securities brokerage services amounted to 56.16%, 47.55%, and 80.81% of our total revenue for the corresponding periods. Our brokerage commission and income mainly depend upon the trading volume through our trading system and platform (including our online trading platform). Similar to other broking and financial services firms, trading volume by investors in the stock markets as a whole may continue to be affected by factors such as changes in investors’ sentiment, perception, and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by the clients through our trading platform and services would result in reduced commission and brokerage income, and there is no assurance that we will be able to maintain or improve our relationship with the brokerage clients and they may terminate their respective relationship with us at any time. Our profit may be materially and adversely affected if any of our clients cease to use, or if any of them significantly reduces their use of our services.

We may be subject to substantial risks if the client(s) using our securities dealing and brokerage services default on payments.

During the course of the provision of securities dealing and brokerage services, our clients are required to settle their securities transactions two days after the trade date. If the clients do not have sufficient cash with us to do so, the Operating Subsidiaries are required to settle the same with Central Clearing and Settlement System (the “CCASS”) of the Hong Kong Stock Exchange on behalf of the customers using our own resources. As such, our liquidity position will be adversely affected. Therefore, we need to maintain sufficient resources for the abovementioned settlements and are exposed to potential default in payment by our clients, in which event, our liquidity position may be adversely affected. There is no guarantee that our or our Operating Subsidiaries’ risk management measures could effectively mitigate relevant default risks arising from unexpected events or circumstances. There is also no assurance that the clients will continue to meet their obligations to settle their securities transaction on time, or at all, or that they will not default on their obligations to us as a result of bankruptcy, lack of liquidity or other reasons. In the event the clients fail to meet their payment obligations, our financial conditions and results of operations may be materially and adversely affected.

We may have to bear losses resulting from trading errors.

During the course of providing securities brokerage services, we may have to process and monitor larger number of transactions, which involves complicated operational procedures and requires stable performance of our trading system. Furthermore, the clients can place their orders through the staff (employee) dealers or self-employed AEs, which may involve verbal interaction and manual input. There is no guarantee that our staff dealers or AEs will not inadvertently make trade errors, such as making mistakes when taking client instruction, including but not limited to incorrect input of security name, quantity of the transaction or incorrect buy/sell order or incorrect input of client instruction or client account number. Upon discovery of any trading error, our Operating Subsidiaries have to take immediate actions to rectify the trading error and the relevant client may be dissatisfied and refuse to settle the relevant trade, in which event, we may suffer losses from such trading error. Any loss we suffered resulting from any of the aforesaid trading errors made by our licensed employees or self-employed account executives may not be indemnified by the responsible person and we may have to bear the losses resulting from those trading errors. Hence, in the event that the trading errors are not effectively prevented or controlled, or rectification measures could not cover the loss incurred, our financial results would be materially and adversely affected.

Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission.

Our clients are free to trade in securities in the secondary market with any broker that offers a more favorable rate of brokerage commission. Brokerage firms competing with us in Hong Kong may charge zero or lower rate of brokerage commission to capture a larger market share and attract our clients to use their securities dealing and brokerage services. We cannot assure that our clients who have active securities trading accounts with us will continue to conduct all or any securities trading through such account. In case we are unable to charge a competitive rate of brokerage commission for our securities dealing and brokerage services, we may lose to our competitors for the same clients in the secondary market for securities trading.

Fraud or misconduct by our directors, officers, employees, agents, AEs, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

We our Operating Subsidiaries are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, agents, clients, business partners, or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We may be subject to litigation, arbitration or other legal proceeding risk.

We, our Operating Subsidiaries, our directors and officers, and employee may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.

The services of our Operating Subsidiaries may involve providing professional advices to our customers. Our clients, who rely on our professional advice and suffers loss as a result of our negligence in providing such advice, might claim compensation against us. The key business risk associated with our services is, amongst others, possible claims or lawsuits arising from professional negligence and employee infidelity. Although our Operating Subsidiaries have adopted the relevant internal control measures, there is no assurance that the measures can eliminate all future possible professional negligence and/or employee infidelity. Should we experience any event of professional liabilities, such as claims or lawsuits, it may have an adverse impact on our financial position and reputation.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We have limited business insurance coverage. We currently carry limited insurance in connection with our brokerage business covered by the Type 1 license from HKSFC against certain risks in accordance with the requirements under the Securities and Futures (Insurance) Rules of Hong Kong. However, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. We do not currently carry insurance that covers the other aspects of our business operations. Nor do we currently maintain key man insurance covering our key personnel. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Any failure to protect our intellectual property could harm our business and competitive position.

We, through our Operating Subsidiaries, own and maintain a number of registered domain names (including our website) and, although we do not currently own any registered trademarks other than our company logo, registered in Hong Kong, we may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

Although we and our Operating Subsidiaries have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us or our Operating Subsidiaries in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. We have policies and procedures in place to reduce the likelihood that we or our employees may use, develop, or make available any content or applications without the proper licenses or necessary third-party consents. However, these policies and procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars within a band of HK$7.75 – 7.85 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our Operating Subsidiaries’ labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases, including avian influenza, severe acute respiratory syndrome, H1N1 influenza, Ebola virus and the recent COVID-19 outbreak in Hong Kong, the PRC and other jurisdictions in or to which our caviar products are grown, produced, distributed or consumed may materially and adversely affect our business, financial conditions and results of operations. An outbreak of an epidemic or contagious disease or other adverse public health developments in the world could result in a widespread health crisis and restrict the level of business activities in affected areas, which may, in turn, materially and adversely affect our business. Since late 2019, the outbreak of a novel strain of coronavirus named COVID-19 has resulted in a high number of fatalities and materially and adversely affected the global economy. Widespread lockdowns, closure of work places, restrictions on mobility and travel were implemented by governments of different countries to contain the spread of the virus.

We cannot assure you that any future occurrence of natural disasters or outbreaks of epidemics and contagious diseases, or the measures taken by the government of different countries in response to such contagious diseases will not seriously disrupt our operations or those of our customers or suppliers, which may materially and adversely affect our business, financial conditions and results of operations.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, natural disasters, power loss, telecommunications, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any disruption of our facilities could adversely affect our business and operating results.

Our office and facilities, and Our Operating Subsidiaries’ business and operation, may be harmed or rendered inoperable by natural or man-made disasters, many of which are beyond our control, including typhoon, flooding, fire, power outages, break-in, vandalism or sabotage, acts of terrorism, criminal acts and similar events, or other public safety concerns, which could result in lengthy interruptions of our business and operations, result in the loss of key information, and cause us to incur additional expenses. While we have taken precautions to safeguard our facilities, any inability to operate our business during such periods could lead to the loss of customers or harm to our reputation. Regardless precautions taken, damage to our office and facilities may have a material adverse effect on our business.

If we were to experience a natural or man-made disaster, disruption due to political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our Operating Subsidiaries’ business could also be adversely affected if our employees are affected by pandemics, such as COVID-19. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation

As financial services companies, our Operating Subsidiaries face various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. We and our Operating Subsidiaries may also be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increases the risk of security breaches and cyber-attacks.

While our Operating Subsidiaries have adopted various means to safeguard the integrity of their trading system, computer system and information technology infrastructure, our trading system, computer system, and information technology infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system and our online trading platform), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses. For example, our Operating Subsidiaries rely heavily on the BSS to execute our securities trading orders, and to execute and process our clients’ instructions accurately and promptly. The connection to the BSS is provided by a vendor recognized by the Stock Exchange. The BSS may be vulnerable to disruptions such as computer viruses, cyber-attacks and spam attacks leading to data corruption and interruptions, delay or cessation in executing clients’ trading instructions which could have a material adverse effect on our business, results of operations and prospects operation. Any cyber-attack may also jeopardize the security of stored confidential information (such as client data or trading records) and cause losses to us. In the event of a system failure of the BSS system, all clients’ instructions will have to be transacted through a standalone system managed by our staff dealer. This would likely lead to a delay or failure in the execution of our clients’ instructions as BSS system can accommodate multiple users while the back-up terminal can only be accessed by one user at a time.

Our Operating Subsidiaries also depend on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled because of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our trading system, software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiaries, our Operating Subsidiaries may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

The occurrence of any disruption to the trading system, computer system and/or other information technology infrastructure may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our and our Operating Subsidiaries’ reputation may be tarnished and we may also face complaints, disciplinary action by regulatory authorities, and legal proceedings being brought against us or our Operating Subsidiaries (which can be costly and time-consuming to defend and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects and results of operations.

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As the financial services company, in providing their services to clients, our Operating Subsidiaries manage, utilize and store sensitive and confidential client data, including personal data. As a result, we may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our and our Operating Subsidiaries’ business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. In addition, vulnerabilities of our external service providers and other third parties could also pose security risks to client information and data. Although we have taken steps to reduce the risk of such threats, the risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, regulatory fines, and damage to our reputation and could have adverse effects on our results of operations. Any actual or perceived breach of the security of our technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other financial institutions or financial services companies, whether or not we are impacted, could lead to a general loss of customer confidence in the use of technology to conduct financial transactions, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

We also face risk related to external fraud involving the misappropriation and use of clients’ user-names, passwords or other personal information to gain access to their accounts. This could occur from the compromise of clients’ personal electronic devices or as a result of a data security breach at an unrelated company where clients’ personal information is taken and then made available to fraudsters. This risk has grown in recent years due to the increased sophistication and activities of organized crime and other external parties. Losses in client accounts reimbursed under our asset protection guarantee against unauthorized account activity (through no fault of the client) could have adverse effects on our business, financial condition and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operations and we may lack experience in managing new lines of business or new services. In addition, we and our subsidiaries may be unable to proceed with the operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our management has completed an assessment of the effectiveness of our internal control over financial reporting. In the course of preparing our consolidated financial statements as of and for each of the three years ended March 31, 2024, 2023 and 2022, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to:  (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; and (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future. See also “Item 15. Controls and Procedures” of this annual report.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Garden Stage Limited was incorporated on August 11, 2022 in the Cayman Islands under Cayman Islands law. Prior to the Reorganization as described below, we historically conducted our business through I Win Holdings Limited (“I Win Holdings HK”), a company incorporated under the laws of Hong Kong, and its subsidiaries, namely, I Win Securities Limited (“I Win Securities”) and I Win Asset Management Limited (“I Win Asset Management”), both incorporated under the laws of Hong Kong.

On November 10, 2016, I Win Securities was established as a company with limited liability under the laws of Hong Kong and commenced our securities brokerage and underwriting and placing business. I Win Securities was licensed by the HKSFC to undertake Type 1 (dealing in securities) regulated activity on July 19, 2017. To expand our services into asset management services, on March 25, 2020, I Win Asset Management has been established as a company with limited liability under the laws of Hong Kong. I Win Asset Management obtained the relevant HKSFC licenses to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities on January 25, 2021.

On March 25, 2020, I Win Holdings HK was also incorporated under the laws of Hong Kong as the holding company of I Win Securities and I Win Asset Management.

On June 6, 2022, HKSFC approved I Win Holdings HK to become the holding company of I Win Securities and I Win Asset Management. Subsequently, pursuant to the June 6, 2022 HKSFC approval, on June 24, 2022, I Win Holdings HK acquired 100% of the equity interest of I Win Securities and I Win Asset Management and became their holding company.

Pursuant to the Reorganization in April 2023 as described below, Garden Stage Limited became the holding company of I Win Holdings HK and its subsidiaries. Upon completion of the Reorganization, our group of companies comprises Garden Stage Limited, 17 Uno Limited (“17 Uno BVI”), I Win Holdings HK, I Win Securities, and I Win Asset Management.

The Reorganization

We refer to all these following events as the “Reorganization”.

As part of the Reorganization, on August 11, 2022, we formed Garden Stage. Upon the incorporation of Garden Stage Limited on August 11, 2022, Garden Stage Limited issued 1 ordinary share to Oriental Moon Tree Limited, for a consideration of US$1.00.

On August 17, 2022, the wholly-owned British Virgin Islands subsidiary of Garden Stage, 17 Uno BVI was then incorporated on August 17, 2022, as the proposed intermediate holding of I Win Holdings HK as part of the Reorganization.

On November 21, 2022, Garden Stage Limited executed a shareholder resolution to change the par value of the Ordinary Shares from US$1.00 to $0.0001, a 10,000 for 1 share subdivision (“Share Subdivision”). Upon the Share Subdivision, the one issued and outstanding Ordinary Share held by Oriental Moon Tree Limited was sub-divided into 10,000 Ordinary Shares of par value of US$0.0001 each. Pursuant to such resolution, the authorized share capital of Garden Stage Limited was US$50,000 divided into 500,000,000 Ordinary Shares with a nominal or par value of US$0.0001 each, in accordance with section 13 of the Cayman Islands Companies Act.

Since I Win Securities and I Win Asset Management are HKSFC-licensed corporations, prior approval from the HKSFC is required for any company or individual to become a holding company or the substantial shareholder of an HKSFC-licensed corporation. On September 2, 2022, the New Substantial Shareholder Application was submitted to the HKSFC, in which 17 Uno BVI, Garden Stage, and Oriental Moon Tree are to become the substantial shareholders of I Win Securities and I Win Asset Management. The HKSFC approvals were obtained on January 26, 2023 (the “January 26 HKSFC approval”).

Pursuant to the January 26 HKSFC approval, the Reorganization was completed in April 2023. Pursuant to the Reorganization, on April 3, 2023, Garden Stage acquired, through 17 Uno BVI, all of the issued equity interests of I Win Holdings HK, from the existing shareholders of I Win Holdings HK, namely, Courageous Wealth Limited, Lobster Financial Holdings Limited, Capital Hero Global Limited, Smark Holding Limited, and Gulu Gulu Limited, in cash consideration of HK$1,000 in aggregate. In April 2023, in connection with the Reorganization, Garden Stage Limited allotted and issued:

(a)	additional 80,000 Ordinary Shares at the par value of US$0.0001 to Oriental Moon Tree Limited on April 3, 2023; and

(b)	additional 11,385,000 Ordinary Shares at the par value of US$0.0001 to Oriental Moon Tree Limited on April 20, 2023.

Upon completion of the Reorganization, I Win Securities and I Win Asset Management, our Operating Subsidiaries, have become the indirect wholly-owned subsidiaries of Garden Stage through 17 Uno BVI and I Win Holding HK.

Pre-IPO Investment

On July 22, 2022, I Win Holdings HK entered into Investment Agreement with State Wisdom Holdings Limited (“State Wisdom Holdings”), as varied by the Supplemental Investment Agreement entered into on November 22, 2022 and a further Supplemental Investment Agreement entered into on April 3, 2023. Pursuant to aforesaid agreements, State Wisdom Holdings acquired Ordinary Shares representing 5% of the entire issued share capital of Garden Stage Limited upon and at the time of the completion of the Reorganization, at a subscription consideration of HK$3,120,000 (approximately US$397,454), and I Win Holdings HK shall procure Garden Stage Limited to allot and issue the corresponding amount of Ordinary Shares of Garden Stage Limited to State Wisdom Holdings.

On July 22, 2022, I Win Holdings HK entered into Investment Agreement with Bliss Tone Limited (“Bliss Tone”), as varied by the Supplemental Investment Agreement entered into on November 22, 2022 and a further Supplemental Investment Agreement entered into on April 3, 2023. Pursuant to Investment Agreements, Bliss Tone acquired Ordinary Shares of representing 5% of the entire issued share capital of Garden Stage Limited upon and at the time of the completion of the Reorganization, at a subscription consideration of HK$3,120,000 (approximately US$397,454), and I Win Holdings HK shall procure Garden Stage Limited to allot and issue the corresponding amount of Ordinary Shares of Garden Stage Limited to Bliss Tone.

According to Investment Agreements and Supplemental Investment Agreements between I Win Holdings HK, Bliss Tone, and State Wisdom Holdings, as part of the Reorganization, Garden Stage allotted and issued:

(a)	5,000 Ordinary Shares to State Wisdom Holdings on April 3, 2023;

(b)	5,000 Ordinary Shares to Bliss Tone on April 3, 2023;

(c)	632,500 Ordinary Shares to State Wisdom Holdings on April 20, 2023; and

(d)	632,500 Ordinary Shares to Bliss Tone on April 20, 2023.

The subscription of Ordinary Shares by State Wisdom Holdings and Bliss Tone were completed on April 20, 2023.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Subsidiaries and Business Functions

17 Uno BVI was incorporated under the laws of British Virgin Islands to be the intermediate holding company of I Win Holdings HK on August 17, 2022 as part of the Reorganization.

I Win Holdings HK was incorporated on March 25, 2020 under the laws of Hong Kong to be the holding company of I Win Asset Management and I Win Securities. On June 6, 2022, HKSFC approved I Win Holdings HK to be the substantial shareholder of I Win Securities and I Win Asset Management. On June 24, 2022, I Win Holdings HK acquired 100% of the equity interest of I Win Securities and I Win Asset Management and has become their holding company.

I Win Securities was established in accordance with laws and regulations of Hong Kong on November 10, 2016. With a registered capital of HKD 15,000,000 (approximately US$1.9 million) currently, I Win Securities is a limited liability corporation licensed with HKSFC to undertake Type 1 (dealing in securities) regulated activity.

I Win Asset Management was established in accordance with laws and regulations of Hong Kong on March 25, 2020. With a registered capital of HKD 900,000 (approximately US$0.1 million) currently, I Win Asset Management is a limited liability corporation licensed with the HKSFC to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

The Initial Public Offering

On December 5, 2023, the Company closed its initial public offering of 2,500,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share on the National Association of Securities Dealers Automated Quotations (“Nasdaq”); and the underwriters to the Company’s initial public offering had exercised the Over-Allotment Option in full to purchase an additional 375,000 Ordinary Shares, on December 4, 2023, prior to the closing of the initial public offering. The gross proceeds received from the initial public offering totaled US$11.5 million. Company’s Ordinary Shares began trading on December 1, 2023 on the Nasdaq Capital Market under the ticker symbol “GSIW.”

Together with Company’s initial public offering, Bliss Tone Limited, State Wisdom Holdings Limited, and Oriental Moon Tree Limited, the existing shareholders of the Company, have registered the resale of up to 1,750,000 Ordinary Share pursuant to the registration statement on Form F-1 initially filed by the Company with the SEC on June 30, 2023 (File No. 333-273053), which was declared effective on November 30, 2023. Of which, Bliss Tone offered to sell 637,500 Ordinary Shares, State Wisdom Holdings Limited offered to sell 637,500 Ordinary Shares, and Oriental Moon Tree Limited offered to sell 475,500 Ordinary Shares. As of the date of the annual report, none of the Bliss Tone Limited, State Wisdom Holdings Limited, and Oriental Moon Tree Limited have disposed of the 1,750,000 Ordinary Shares that have registered for resale.

As of the date of annual report, 15,625,000 Ordinary Shares were issued and outstanding.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Corporate Information

Our principal executive office is located at 30th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong. Our telephone number at this address is +852 2688 6333. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our websites are https://www.iwinsec.com and http://www.gardenstage-ky.com. The information contained on our website is not a part of this annual report.

B. Business Overview

Overview

We, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; (iii) asset management services; and (iv) investment advisory services. Our operation is carried out through our wholly-owned Operating Subsidiaries: a) I Win Securities, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and b) I Win Asset Management, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities is the Stock Exchange Participant and holds one Stock Exchange Trading Right. I Win Securities is a participant of the HKSCC.

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License – Dealing in securities	I Win Securities
HKSFC Type 4 License – Advising on securities	I Win Asset Management
HKSFC Type 9 License – Asset management	I Win Asset Management
Stock Exchange Participants (Participant ID: 02092)	I Win Securities
HKSCC Participants (Participant ID: B02092)	I Win Securities

The service offerings of our Operating Subsidiaries mainly comprise the following:

●	Underwriting and Placing Services I Win Securities acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. I Win Securities also charges investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged I Win Securities to provide placing and underwriting services in respect of the relevant securities. Our revenue derived from our underwriting and placing services accounted for 10.84%, 48.31%, 15.41% of our total revenue for FY2024, FY 2023 and FY 2022, respectively.

●	Securities Dealing and Brokerage Services: I Win Securities provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. I Win Securities also acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate the clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to I Win Securities’ securities brokerage and dealing services, I Win Securities also provides nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, I Win Securities also facilitates the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage I Win Securities for placing and underwriting services or conducted by other financial services providers in Hong Kong. For FY2024, FY 2023 and FY 2022 respectively, 56.16%, 47.55%, and 80.81% of our total revenue was derived from our securities dealing and brokerage services.

●

Advisory Services: We provide investment advisory services to our clients through I Win Securities, which is licensed with the SFC to carry on type 4 (advising on securities) regulated activity. We act as investment advisors to our clients and provide them with (i) investment advice incidental to our securities trading services; and (ii) investment consultancy and advisory whereby we render investment research and financial and investment related advisory services to our customers in return for a fixed monthly fee. Advisory fees accounted for 29.88%, nil and nil of our total revenues for FY 2024, FY 2023 and FY 2022, respectively.

●	Asset Management Services: I Win Asset Management offers discretionary account management and fund management services that cater to different investment objectives of our Operating Subsidiaries’ clients. Our asset management services accounted for 0%, 1.03% and 1.00% of our total revenue for FY 2024, FY 2023 and FY 2022, respectively.

Our revenues were US$1.4 million, US$3.3 million and US$2.3 million for the years ended March 31, 2024, 2023 and 2022, respectively. We recorded net loss of US$4.7 million, US$0.2 million and US$0.5 million for the years ended March 31, 2024, 2023 and 2022, respectively.  We plan to keep our business growing by strengthening the securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows our Operating Subsidiaries to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients.

Competitive Strengths

A proven and experienced management team consisting of industry veterans

Our Operating Subsidiaries have a team of experienced and competent professionals consisting of industry veterans in Hong Kong’s financial services industry with substantial expertise and experience in formulating business strategies, monitoring and supervising compliance matters, overseeing financial condition and performance, and managing, executing and supervising our operations with an aim to provide services to our clients in a reliable, efficient and professional manner. Mr. Ngan Sammy SHUM, our Director, who is also the Responsible Officer and the member of the senior management of the Operating Subsidiaries, possesses over 18 years of experience in the financial services industry, including private wealth, asset management and compliance. He is also well-connected with various high-net-worth clients and family offices in Mainland China and Hong Kong.

Leveraging on our industry veteran’s experience and networks in the financial industry, we believe that our Operating Subsidiaries are able to respond promptly and appropriately to the ever-changing market conditions and environment as well as continue to expand our client base. Further, our Operating Subsidiaries have an experienced team of licensed representatives who are responsible for carrying out our regulated activities, together with our professional staff who carry out requisite business functions (including compliance, risk management, finance, accounting, and settlement). Together with our senior management team, our staffs of our Operating Subsidiaries enable us to implement our business strategies, provide quality services to the clients, manage our compliance and risks, identify and capture business opportunities, maintain relationships with existing clients, and procure prospective clients.

Established and strong relationship with our clients and stable client base

We benefit from the extensive business networks and stable client relationship of our Operating Subsidiaries which have over the years assisted our Operating Subsidiaries in gaining market exposure and brand recognition in Hong Kong. Through these networks and contacts, our Operating Subsidiaries have established a solid and stable client base which we believe will continue to grow.

We believe that the growth of the client base is not materially attributable to the use of price competition measures or the undertaking of aggressive advertising or marketing campaigns, but through fostering and maintaining relationships with the client network of our Operating Subsidiaries, which are developed through the provision of reliable and personalized services by our experienced account executives, staff dealers, and management over the years, building our brand’s reputation and understanding the clients’ needs and requirements. We believe that, through maintaining good relationships with our Operating Subsidiaries’ existing clients, client referrals through the word-of-mouth of the clients who were satisfied with our Operating Subsidiaries’ services are critical to our continuous growth.

We believe that over the years, the I Win brand has become a recognized brand within the securities industry in Hong Kong and this is largely attributable to a number of factors including, but not limited to, (i) the ability of our Operating Subsidiaries to provide personalized services through our understanding of the clients’ needs in the constantly evolving financial landscape; (ii) the reasonableness and competitiveness of fees and commissions that our Operating Subsidiaries charge for their services; and (iii) the reliability of operating systems of our Operating Subsidiaries and qualified staff capable of satisfying clients’ needs. We believe that these attributes will continue to assist us in growing our Operating Subsidiaries’ client base.

Synergies among our different lines of services which generate diversified and stable sources of revenue

We believe that the complementary nature of our Operating Subsidiaries’ different lines of business creates synergy and enables us to generate a diversified and stable source of income. Our Operating Subsidiaries can leverage on their existing pool of securities trading clients when acting as book-runner, lead manager, underwriter or placing agent in placing and underwriting engagements in that the securities trading services act as a channel for procuring suitable investors to subscribe for securities offered under placing and underwriting projects undertaken by our Operating Subsidiaries. With the growth of our placing and underwriting business, we believe that there will be growing demand for our Operating Subsidiaries’ securities trading services from clients who would like to benefit from trading opportunities gained through access to allocations granted to our Operating Subsidiaries (for subscriptions and acquisitions of securities) under placing and underwriting projects undertaken.

The asset management services of I Win Asset Management provide professional insights and investment advice for the clients to allocate their asset portfolios and diversify their investment risk. Each of the high-net-worth clients is served by our experienced and professional account manager who is able to readily render personalized service, and we are ready to provide support when needed. Our Operating Subsidiaries are committed to providing progressive, pragmatic, and quality asset management plans with regular analyses of market trends, along with flexible wealth management solutions to help clients to broaden their investment horizons. The asset management services further enhance the growth of our securities brokerage and financing services, especially amongst the high-net-worth clients, which allow our Operating Subsidiaries to create cross-selling opportunities, optimize client service coverage and grow a group of a loyal high-net-worth client base to achieve business growth.

Growth Strategies

Strengthening our placing and underwriting services

The placing and underwriting business is the core competence of our Operating Subsidiaries. We intend to further market position of our Operating Subsidiaries to capitalize on opportunities arising from sustainable growth in the Hong Kong capital market by (i) extending our Operating Subsidiaries’ industry networks; (ii) exploring business opportunities, in particular, to take up more significant values or to participate in a more significant manner (in terms of underwriting and placing amounts) in respect of project engagements; and (iii) expanding the placing and underwriting team of I Win Securities through the recruitment of additional staff, including Responsible Officer of directors grade with extensive securities and equity capital markets experience and network and staff dealers, respectively, with equity capital market and finance experience.

Expanding our securities dealing and brokerage market presence in relation to the United States exchanges

We have observed a significant increase in client’s demand for securities trading in U.S. exchanges. For example, for the year ended March 31, 2023, 49.3% of our brokerage commission income was derived from the trades in the United States market, whereas 50.6% and 0.1% is derived from Hong Kong Stock Exchange and other stock exchange respectively. Currently, we do not have any trading rights in the United States. Instead, we have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the U.S., as the external broker for carrying out the trades in the U.S exchanges, for our Operating Subsidiaries to provide U.S. securities trading and brokerage services to our clients. As the institutional client of ViewTrade, we are required to pay commissions and fees to ViewTrade at agreed rates for orders we placed with them on behalf of our Operating Subsidiaries’ clients. In turn, our Operating Subsidiaries charge the clients a markup on commissions and fees on top of the amounts our Operating Subsidiaries are required to pay to external brokers. However, we believe the external broker arrangement is insufficient to maintain our pricing competitiveness against other securities brokerage firms who may offer lower or even zero rate of brokerage commission to our Operating Subsidiaries’ current or potential clients.

We plan to establish long-term partnership and collaboration with suitable licensed financial institutions, brokerage firms, and asset management firms in the United States, through joint-venture or strategic partnership, to obtain a more favorable commission and fees arrangement from our partners in the United States. Additionally, we plan to commence our U.S. exchanges securities and brokerage services, instead of relying on external brokers, by obtaining the relevant licenses and trading rights in the United States, either applying for those licenses by establishing U.S. offices and recruiting suitable personnel locally in the U.S., or through business acquisition.

Developing our securities margin financing services

We have been observing an increase in client’s demand to provide margin financing to facilitate their purchase of securities listed on the Stock Exchange and short-term IPO financing for subscription of shares, on a margin basis. Margin financing refers to the provision of funds by a securities brokerage firm, like I Win Securities, whereby the funds borrowed from a securities brokerage firm to be used for carrying out margin trading on a leveraged basis, and the relevant securities purchased form the collateral to secure the repayment of the loan granted by the securities brokerage firm.

Although our Operating Subsidiaries have received the approval from the HKSFC on November 12, 2020 to provide the margin financing services, we decided not to commence such services due to the capital requirements under the FRR and the HKSFC, as the ability for our Operating Subsidiaries to commence the margin financing services and the size and operation of such are limited by our capital resources and our level of bank borrowings, which are subject to the capital requirements under the FRR by the SFC. Furthermore, as per SFC’s Guidelines for Securities Margin Financing Activities (“Margin Financing Guideline”), licensed brokers like I Win Securities, are required not to over-leverage themselves in conducting margin financing activities. In particular, the margin loans-to-capital multiple benchmarks should be restricted to five or less, i.e., the licensed broker may not provide margin loans exceeding five times its capital (including shareholders’ funds and any outstanding subordinated loans approved by the SFC).

We now intend to commence the securities and IPO financing business and expand the customer base which will trade securities with I Win Securities on a margin basis with an aim to increase our interest income. We intend to enlarge our capital resources, while in compliant with Margin Financing Guideline and FRR. With the expansion of margin book of our Operating Subsidiaries (i.e. increase the amount of share capital which may be utilized for the purpose of granting margin loans), we intend to enhance the size and volume of margin loans our Operating Subsidiaries may be able to extend to our clients. Coupled with the expansion in the margin financing services, securities dealing and brokerage service of our Operating Subsidiaries is expected to be more active as customers are required to trade through their accounts with us when utilizing our securities and IPO financing services. We also envision that establishing the margin financing service will create synergies with our Operating Subsidiaries’ asset management services, which provide our high-net-worth individual clients who have strong demand for financing services, thereby creating more cross-selling opportunities.

Enhancing and developing our asset management business

We aim to develop the asset management business by diversifying the types of asset management schemes to satisfy the needs of different clients. We plan to enhance our Operating Subsidiaries’ research capabilities to better serve the asset management team, high-net-worth individual clients and institutional investors by continuously recruiting qualified research analysts to support the investment decision-making and investment management processes of the asset management team. We will expand the breadth and depth of research of listed companies in relevant key areas, to provide quality research reports to our operation team and client, ultimately increasing investment return and the AUM of the I Win Growth SPC fund and discretionary accounts under management. We believe that by achieving strong returns for the clients, our Operating Subsidiaries can attract more AUM from our existing or potential clients. We also anticipate that growth in the asset management services will lead to organic growth in our securities broking services. We envision, with the proper development of the asset management business, we will gradually achieve a sound growth of the total size of the assets under management by I Win Asset Management, generating more asset management fees and performance-based incentive income, so as to broaden our revenue base in the long run.

Enhancing our IT systems

With the rapid development of financial technology, we believe our clients are putting significant value to the use of technology as a consideration when they select brokerage and other intermediary service providers, other than the commission rate. We believe that the continued enhancement of the Operating Subsidiaries’ IT systems and infrastructure and the optimization of IT resources are important for fostering our business growth.

We plan to upgrade our Operating Subsidiaries’ portfolio management system and trading system to further streamline the efficiency, convenience, and comprehensiveness of our trading system and provide our clients with a user-friendly interface to ensure that they can securely manage their wealth portfolios with ease. Furthermore, with our ongoing objective to remain competitive and to facilitate the expansion of service offering, we have, and will continue to (i) subscribe to a new integrated system comprising both portfolio management and risk management functions, including but not limited to features such as managing security, redundancy, disaster recovery and database administration as well as providing market data (such as corporate actions, massive correlation, dividend tables, and volatility datasets); (ii) subscribe to a new clients’ relationship management system with the aim of enhancing client satisfaction; (iii) subscribe to a new business continuity planning service (which includes data management and cloud storage archiving) and co-location service as a back-up workplace in case there is any disruption to our office; and (iv) subscribe to the financial and market data vendors, such as the Bloomberg Terminal, to enhance our analytical and research capabilities to support the asset management and placing and underwriting services of our Operating Subsidiaries.

Our Services and Business Model

Our Operating Subsidiaries are financial services providers in Hong Kong engaging in the provision of (i) placing and underwriting services; (ii) securities brokerage and dealing services; (iii) asset management services; and (iv) advisory services.

Placing and Underwriting Services

I Win Securities, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO, participates in different kinds of fund-raising exercises for companies listed on the Hong Kong Stock Exchange by acting as the joint-bookrunner, lead manager, co-lead manager, underwriter, sub-underwriter, sub-agent, placing agent or sub-placing agent. Those fund-raising exercises included placing and IPO of shares of newly-listed companies, placing of new shares of listed companies under general mandate or specific mandate, top-up placement of shares of listed companies, issue of new shares of listed companies by way of rights issue or open offer and unlisted debt securities by listed companies. In addition to acting for listed companies on the Stock Exchange, I Win Securities is engaged as placing agents for listed companies to place bulk volume of securities in the secondary market. During the course of providing the placing and underwriting services, I Win Securities may engage sub-placing agents or sub-underwriters, to form placing and/or underwriting syndicates.

For the underwriting exercise, I Win Securities generally underwrites IPOs on a fully underwritten basis, by which I Win Securities is obliged to take up or procure the applications of any unsubscribed shares offered by the issuer in the IPO up to our maximum underwriting commitment, as agreed with the lead bookrunner or manager and the issuer in the relevant underwriting agreement, in the event of any under-subscription of shares in the relevant share offer. For placing exercises, I Win Securities usually agrees with the contracting party to place a number of securities on an agreed price on a best-effort basis within a period of time. I Win Securities charges a commission for acting as a placing agent, a sub-placing agent or a sub-agent in a fund-raising exercise based on the aggregate placing price of the number of securities successfully placed by I Win Securities to its placees or sub-agents. The placing commission rates are subject to negotiation on a case-by-case basis with the listing applicants or listed issuer and is generally determined with reference to, among other matters, the type of securities offered, fundraising size, market condition and prevailing market rate.

For acting as a bookrunner, a lead manager, a co-lead manager, a co-manager, an underwriter or a sub-underwriter in a fund-raising exercise, our commission is based on the underwriting commitment and the aggregate offer price of the number of securities underwritten by I Win Securities. The underwriting commissions are typically either a pre-determined fixed fee or a fixed percentage of the aggregate offer price of the number of securities underwritten. Depending on the role under various fund-raising exercises, I Win Securities collects commission either from the listed companies, the shareholders of the listed companies or our immediate distributors of the fund-raising exercises. I Win Securities also charges investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged I Win Securities to provide placing and underwriting services in respect of the relevant securities.

I Win Securities completed 8, 14 and 8 placing and underwriting exercises for the financial years ended March 31, 2024, 2023 and 2022 respectively. For the years ended March 31, 2024, 2023 and 2022, fee and commission income from our placing and underwriting service amounted to approximately US$0.153 million, US$1.575 million, and US$0.355 million, respectively, representing approximately 10.84%, 48.31% and 15.41% of our total revenue for the respective period/years.

For the years ended March 31, 2024, 2023 and 2022, none of the underwriting projects in which I Win Securities participated was undersubscribed, and therefore we were not required to take up any unsubscribed offer shares.

Commissions and Fees

The placing and underwriting commission, which may be a fixed fee or a fee charged as a percentage of the fundraising size, is determined on a case-by-case basis after arm’s length negotiations with each client and/or among the members of the underwriting syndicate, based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, the expected amount of time and resources required for performing our roles and duties in the book building process, the business and financial performance of the relevant listing applicant or listed issuers, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. Therefore, the commission rates for the placing and underwriting projects may vary to a wide extent. The placing and underwriting commission earned by I Win Securities ranged from 0.65% to 43.48% of the fund-raising size and/or the aggregate offer price of the number of securities placed and/or underwritten by I Win Securities, which we consider was in line with the market rates and market practice.

Operational Procedures

Deal origination:    the underwriting projects generally originate from networks of the Operating Subsidiaries’ management, referrals from professional parties or existing clients. The management of I Win Securities discusses with the clients about fund raising proposals including alternatives of fund raising methods, proposed fund-raising size, terms and structure, pricing basis, target investors, use of proceeds, and timetable. The staff of I Win Securities will also perform preliminary due diligence on the clients before accepting the engagement.

Engagement:    the pre-engagement KYC checklist detailing the findings from the due diligence will be reviewed and approved by the management committee. The approval process takes into consideration a number of aspects concerning the project including the deal size, tentative timetable, estimated income attributable to us, commission rate, underwriting commitment, risk exposure, financial resources requirement and benefits under the engagement. If approval for engagement is granted, I Win Securities will, in conjunction with the underwriters’ legal advisers, review and comment on the underwriting agreement, which will typically be signed on or before the date of the prospectus (in the case of public offer underwriting agreement) and on or about the date of price determination (in the case of placing underwriting agreement).

Deal execution:    in execution of the projects, I Win Securities will mainly perform the following tasks: (i) forming the underwriting syndicate and liaising and coordinating with each syndicate member; (ii) arranging the marketing and book-building process; (iii) monitoring the FRR compliance and any market, credit and liquidity risks on an ongoing basis; (iv) reviewing and executing underwriting documentation; (v) enquiring the independence of the relevant investors; (vi) monitoring despatch of the prospectus, refund cheques and share certificates; and (vii) monitoring the project.

Completion:    I Win Securities are responsible for monitoring the settlement of all underwriting transactions and retaining all of the internal records and files in accordance with our internal control policy and the relevant laws and regulations. Debit notes for our commissions will be issued to the clients in accordance with the payment terms set out in the engagement letter or the underwriting agreement.

Securities Brokerage and Dealing Services

The securities brokerage, dealing and trading services are provided through I Win Securities, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO. As of the date of the annual report, the securities trading service is comprised of a team of 8 staff dealers (7 of which are also the Responsible Officers of I Win Securities) and 8 self-employed Account Executives (“AE”), all of whom were licensed under the SFO. For the years ended March 31, 2024, 2023 and 2022, brokerage commission and other related ancillary services fees income generated from our securities trading business was approximately US$0.79million, US$1.55 million and US$1.86 million, respectively, representing approximately 56.16%, 47.55% and 80.81% of our total revenue for the respective period/years.

I Win Securities offers securities trading services, including dealing and brokerage services for trading of securities on the Hong Kong Stock Exchange and on other overseas exchanges. I Win Securities also facilitates subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong, such as investment banks and other securities brokerage firms. I Win Securities also provides ancillary services related to the securities brokerage and dealing services, including the provision of nominee services (to assist clients with the collection of share certificates or dividends), custodian services, scrip handling services and handling services for corporate actions.

I Win Securities is a Stock Exchange Participant with requisite trading rights which allow us to execute trades, as an intermediary, of securities listed on the Hong Kong Stock Exchange. In order to facilitate the trading by our Operating Subsidiaries’ clients of securities listed on U.S. stock exchanges, I Win Securities has also established arrangements with various external brokers in the U.S. who possess requisite trading rights with the U.S. stock exchanges which enable our Operating Subsidiaries to arrange relevant trades through them. Our Operating Subsidiaries maintain securities trading accounts with such external brokers and are required to pay brokerage commissions and fees to them for orders we placed with them on behalf of our clients. Our Operating Subsidiaries do not conduct actual brokerage activities in the U.S. stock exchanges.

Trading Accounts

The clients must maintain a securities trading account with our Operating Subsidiaries before they may place any securities trading orders with us. After opening a securities trading account, the client may place trading orders (i) by phone; (ii) onsite at our office premises by submitting an order ticket; or (iii) through an online trading platform, which can be accessed by web browser through our website at www.iwinsec.com or by mobile device application.

The securities trading account holders are provided with their own usernames and passwords to log into our Operating Subsidiaries’ online trading platform for carrying out trading activities. Other than placing securities trading orders, the online trading platform also allows the clients to trace the transaction status and account balances on a real-time basis and review their transaction histories for the past twelve months. For those trading orders placed by phone, all relevant phone communications with the customers are recorded by our telephone recording system as our Operating Subsidiaries’ internal control measures.

Types of Account

As of March 31, 2024 and 2023, we had a total of 2,313 and 1,818 trading accounts comprising 2,133 and 1,603 trading accounts of retail clients (including individual and joint accounts) and 180 and 215 trading accounts of institutional and corporate clients. As of March 31, 2024, out of all our trading accounts, 1232 were active accounts. The active account being clients whose accounts recorded at least one trading activity, for purchase and/or sale of securities, broking transaction, in the past twelve months.

All trade orders placed by the clients are managed by our Operating Subsidiaries’ self-employed Account Executives (“AE”) or staff dealers. The staff dealers are full-time employees of I Win Securities and are entitled to a fixed monthly salary, statutory employee benefit, and certain staff dealers are also entitled to a portion of the brokerage commission generated from trades in Referred Accounts of clients referred by them, in addition to the fixed monthly salary and benefit. The AEs are mainly responsible for sourcing clients and handling client relationship, serving and handling the Referred Accounts under their own portfolio, as well as processing trading orders for their own clients. The AEs are self-employed rather than employees of our Operating Subsidiaries, and are engaged on a commission basis (i.e. entitled to a portion of commissions generated from Referred Accounts of clients sourced and referred to our Operating Subsidiaries exclusively by them), and are not entitled to contractual fixed remuneration such as fixed monthly salary or statutory employee benefits. The engagement of AEs on a self-employed basis is in line with industry practice in Hong Kong, and enables our Operating Subsidiaries to broaden the business network, and reach out to more potential clients whilst minimizing staff costs in a relatively lean staff structure.

The securities trading accounts are categorized as House Accounts and Referred Accounts. The trading account(s) whose holders are walk-in clients or clients introduced by our Operating Subsidiaries’ management without the direct involvement or referral of our staff dealers or AEs are classified as House Accounts, while customers sourced by the AE and staff dealer through their personal networks are classified as Referred Accounts. As of March 31, 2024 and 2023, we had 308 and 784 House Accounts, and 2005 and 1,034 Referred Accounts, respectively.

External Brokers

As I Win Securities are a licensed corporation in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and the CCASS clearing system, it manages the processing of the securities transactions independently for securities listed on the Hong Kong Stock Exchange. For securities trading on overseas stock exchanges in which our Operating Subsidiaries do not have any trading right, I Win Securities have entered arrangements with various oversea brokerage firms, who have requisite trading rights and/or being a trading participant of overseas stock exchanges. Currently, our Operating Subsidiaries enable the clients who have made appropriate applications to trade securities listed on U.S. exchanges. For clients trading securities listed on U.S. exchanges, they are generally conducted on our Operating Subsidiaries’ online trading platform which connects to an external broker for execution.

At the date of the annual report, Our Operating Subsidiaries have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the U.S., as the primary external broker for the U.S exchanges. Our Operating Subsidiaries maintain securities trading accounts with ViewTrade and have entered into standard brokerage agreements with them. It is required to pay commissions and fees to the external broker at agreed rates for orders our Operating Subsidiaries placed with them on behalf of the clients. In turn, our Operating Subsidiaries charge the clients a markup on commissions and fees at agreed rates on top of the amounts our Operating Subsidiaries are required to pay to external brokers. ViewTrade, as the external broker, is responsible for carrying out the trades as well as safekeeping the assets in our designated accounts with them.

Brokerage Commission and Pricing Policy

Act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange, we charge a brokerage commission for arranging the execution and/or executing trade orders on behalf of the clients. We also charge brokerage commission in connection with dealing in securities (namely, subscriptions to IPOs and secondary placing of listed issuers) which we facilitated through our placing and underwriting services. The brokerage commission we charge our clients for an executed trade in the overseas exchanges will include the total fees charged by the overseas external brokers, together with a brokerage commission which we will charge for arranging the trade through these overseas external brokers.

The brokerage services revenue represents commission and brokerage fee which is recognized on a trade date basis when the relevant transactions are executed. Commission income generated from the House Accounts is completely attributed to us, while the income generated from the Referred Accounts are shared between the responsible AEs and staff dealers and us. The sharing portion of commissions varies among each AE Referred Account and is determined on a case-by-case basis, taking into account factors including the clients’ transaction histories, trading volumes and frequencies, financial positions, and the prevailing commission rates.

In respect of House Accounts, the existing standard brokerage commission rate for online trading is 0.15% with a minimum charge of HK$50 (approximately US$6.4), whereas the existing standard brokerage commission rate for phone trading is 0.25% with a minimum charge of HK$100 (approximately US$12.8). Our Operating Subsidiaries may offer, and some clients would request, for a lower commission rate. These offers are made and approved by us on a case-by-case basis, based on considerations such as (i) the brokerage commission charged by other securities brokerage firms who provide a similar quality of services as we provide and, (ii) arm’s length negotiation with our clients with reference to their background and profile (including their trading history, current and predicted volume and frequency of trades, financial credibility and the length of client relationship). For example, our Operating Subsidiaries may agree to offer clients who are active traders a more favorable commission rate if their trading volume reach or are expected to reach a certain prescribed amount.

In respect of Referred Accounts, our Operating Subsidiaries generally permit its staff dealers and AEs to negotiate with our clients in respect of the amount of brokerage commission chargeable on Referred Accounts. In respect of Referred Accounts, out of the commission rate our Operating Subsidiaries charge its clients for executing and/or arranging execution of trades ranged from 0.04% to 0.25% of the transaction value of the relevant trade order, our Operating Subsidiaries generally retain a range of commissions ranging from 0.02% to 0.125% of the transaction value (as agreed with our staff dealers and AEs).

In respect of subscription to Hong Kong IPOs and secondary placing transactions procured through the placing and underwriting services, our Operating Subsidiaries charge our client a commission of at 1.0% of the subscription price of relevant securities, which is equivalent to the amount set for the IPO in the Hong Kong Stock Exchange transaction, pursuant to paragraph 7 of Appendix 8 to the Main Board Listing Rules and paragraph 6 of Appendix 9 to the GEM Listing Rules or other applicable requirements.

For the years ended March 31, 2024, 2023 and 2022, we generated a total securities brokerage commission of approximately US$398,179, US$900,912 and US$1,476,737 respectively. The commission income derived from the brokerage of trades in overseas markets represents approximately 2%, 14% and 38% respectively of our total revenue for the years ended March 31, 2024, 2023 and 2022, respectively while the commission income we derived from the brokerage of trades on the Hong Kong Stock Exchange for the same period was approximately 27%, 14% and 26% of our total revenue in the respective years.

The table below sets out a geographical breakdown of the commission and brokerage income for the years indicated:

	For the Years Ended March 31,
	2022			2023			2024
	Brokerage commissions income			Brokerage commissions income			Brokerage commissions income
Hong Kong Stock Exchange	US$	588,937	40.00%	US$	455,911	50.60%	375,928	59.00%
U.S. exchanges	US$	876,907	59.00%	US$	443,806	49.30%	22,251	41.00%
Other exchanges	US$	10,893	1.00%	US$	1,195	0.1%	-	-%
Total	US$	1,476,737	100.00%	US$	900,912	100.00%	398,179	100.00%

Collaboration with Other Financial Services Providers

To maximize our profitability by utilizing the Operating Subsidiaries’ network with other financial services providers in Hong Kong and existing and potential securities brokerage clients network, our Operating Subsidiaries also collaborate with other financial services providers in Hong Kong, in particular, the major investment banks and other securities brokerages firm which we have a close relationship with, to introduce and refer institutional, high-net-worth, and retail investors to: a) open securities trading account in the financial services provider we collaborate with; and b) subscribe the IPOs and placings conducted by these financial services providers. In return, the Operating Subsidiaries charge financial services providers which we referred clients to an introduction/referral fee. The introduction/referral fee is negotiated on a case-by-case basis between financial services provider we collaborate with and us, for a fixed amount of fee, or a certain percentage of either the total amount of commission generated by the investors introduced by us in relation to the secondary market trading or subscription fee paid by the investors introduced by us in relation to the IPOs and placings. For the years ended March 31, 2024, 2023 and 2022, the total income generated as the introduction/referral fee amounted to approximately US$0.26 million, US$0.28 million and US$0.21 million, respectively, representing approximately 18.8%, 8.6% and 9.1% of our total revenue, respectively.

Ancillary Services

Depending on specific needs of our clients, the Operating Subsidiaries provide various other ancillary services related to our securities brokerage and dealing services, including the provision of nominee services (to assist clients with the collection of share certificates or dividends), custodian services, scrip handling services and handling services for other corporate actions. For such services, the Operating Subsidiaries charge our clients a scrip fee, dividend collection fee, custodian fee and/or handling service fee (as applicable), which are recognized when the agreed services have been provided and completed. For the years ended March 31, 2024, 2023 and 2022, the total income generated from the ancillary services amounted to approximately US$0.13 million, US$0.37 million and US$0.18 million, respectively, representing approximately 9.08%, 11.36% and 7.67% of our total revenue, respectively.

Asset Management Services

We provide our asset management services through I Win Asset Management. I Win Asset Management manages discretionary accounts whereby we were appointed as the agent of the clients to manage portfolios on their behalf. I Win Asset Management also manage a Cayman Islands offshore fund, I Win Growth SPC (the “Fund”). I Win Asset Management have set up an investment committee to: (i) set and review the basket of securities which our discretionary accounts and I Win Growth SPC Fund are eligible to buy; (ii) decide the asset allocations; (iii) approve or reject the investment proposals; and (iv) review the performance and compliance matters of our discretionary accounts and I Win Growth SPC Fund.

Discretionary Account Management Services

I Win Asset Management acts as the External Asset Manager (“EAM”) for our professional investors and high-net-worth individual clients, to manage their funds and investment portfolios under their discretionary accounts. The clients, upon our recommendation, will open accounts with the custodian banks (usually the private banks in Hong Kong), and place their assets in the account under their ownership. As the investment manager to manage the discretionary account of our clients, our clients give us the authority and the power of attorney to manage their investment portfolios and asset allocation on their behalf.

To attract more clients to use I Win Asset Management’s discretionary account management services, I Win Asset Management currently does not charge clients management fee and performance fee. Instead, I Win Asset Management charges the custodian banks where the clients open discretionary accounts a commission and referral fee, up to 50% of the net revenue custodian banks generated from assets which the discretionary account management clients deposited in.

As of March 31, 2024, 2023 and 2022, our discretionary account management services had nil, 3 and 2 clients, respectively, receiving our asset management services. For the years ended March 31, 2024, 2023 and 2022, we recognized no commission and referral fee income derived from the discretionary account management services, respectively.

Funds Management Services

On June 28, 2021, I Win Asset Management Limited entered into the Investment Management Agreement (the “IMA”) with I Win Growth SPC (the “Fund”), for and on behalf of Fund 1 SP. The Fund was incorporated as a segregated portfolio company under the law of the Cayman Islands with the principal objective to carry on business as a mutual fund company, registered with Cayman Islands Monetary Authority (CIMA). Fund 1 SP is a segregated portfolio of the I Win Growth SPC.

Pursuant to the IMA, I Win Growth SPC for and on behalf of Fund 1 SP has appointed I Win Asset Management Limited to provide Fund 1 SP with investment management services to invest and re-invest the assets of I Win Growth SPC held for the account of Fund 1 SP and to be responsible for the day-to-day investment activities of I Win Growth SPC and in order to achieve the investment objectives of the Fund, in accordance with the investment strategies and restrictions as described in the Fund’s private offering memorandum.

Details of Fund 1 SP are set out below:

Fund name:	I Win Growth SPC

Segregated portfolio:	Fund 1 SP

Place of incorporation:	Cayman Islands

Fund type:	Open-ended, multi-class

Investment objective:	To achieve capital appreciation and maximize total returns by investing in a wide range of financial instruments in a diversified portfolio with minimal associated risks.

Investment strategy:	To invest in a portfolio consisting primarily of equities, fixed-income securities, futures and options contracts, and other securities of companies in promising industries with excellent management, business model, products, and sound financials for long-term sustainable growth.

Each company must go through stringent due diligence, research and analysis, including site visits, management meetings, industry research and financial analysis.

By adopting a primarily long-short strategy with trend following, statistical arbitrage and intra-day momentum, mixed with other types of event-driven tactics and allocation, the segregated portfolio will primarily invest in Greater China and the U.S. markets, but may also invest in other markets where opportunities can be identified.

Target investors:	Professional investors only, in particular, high net-worth individual and corporate investors geographically based in Hong Kong and Mainland China.

Launch date:	June 28, 2021

Investment manager:	I Win Asset Management Limited

Management fee:	Class A Shares: 2% per annum

Class B Shares: 1% per annum

Calculated on the basis of the net asset value of Fund 1 SP as at each valuation day, which shall accrue monthly and payable monthly in arrears.

Performance fee:	Class A Shares: 20%

Class B Shares: No performance fee is payable in respect of Class B Shares

Calculated on the appreciation in the net asset value of Class A Shares of Fund 1 SP over the high-water mark in respect of each performance period.

The investment committee of I Win Asset Management oversees the investment management strategies and key investment policies in managing the investment portfolios of the fund and discretionary accounts. The investment committee is also responsible for ensuring that client assets are well managed within appropriate risk boundaries and the portfolios would meet the long-term performance objectives of I Win Asset Management.

As of March 31, 2022, the AUM of the Fund was approximately US$ 0.68 million. In January 2023, the Fund executed a full redemption to redeem all shares held by its existing investors. As a result, as of March 31, 2024 the AUM of Fund 1 SP was nil. For the years ended March 31, 2024, 2023 and 2022, we recognized management fees and performance fees income of nil, US$2,839.95 and US$1,792.53 derived from the funds management services to I Win Growth SPC, respectively.

In July 2021, I Win Asset Management entered into the Investment Management Agreement with AVIA Trust Limited (“Avia Trust”), a professional trust and escrow services provider registered under the Trustee Ordinance of Hong Kong. Pursuant to Investment Management Agreement, I Win Asset Management was appointed as the investment manager for AVIA Trust to provide advice on the management, investment and reinvestment of the assets which Avia Trust authorized I Win Asset Management to manage. I Win Asset Management charges management fee of 1% of the total value of the assets under management per annual, payable on or before the last day of each and every quarter (i.e. the 31st day of March, the 30th of June, the 30th day of September and the 31st day of December). The assets under management with AVIA Trust were fully redeemed by the clients in the prior financial year).

For years ended March 31, 2024, 2023, and 2022, we recognized management fees income of nil, US$0.031 million and US$0.021 million derived from the funds management services to Avia Trust.

Advisory Services

We provide investment advisory services to our clients through I Win Securities, which is licensed with the SFC to carry on type 4 (advising on securities) regulated activity. We act as investment advisors to our clients and provide them with (i) investment advice incidental to our securities trading services; and (ii) investment consultancy and advisory whereby we render investment research and financial and investment-related advisory services to our customers in return for a fixed monthly fee.

We provide our securities brokerage and dealing customers with various advice in respect of securities traded through us. Such advice is provided typically to guide the investment decisions of our clients and may include advice relating to the latest buy/sell prices. We also provide investment consultancy and advisory services, whereby we meet with clients regularly to discuss and advise on investment-related matters upon their request and issue research reports in return for a fee. Our investment advisory fees were determined on a case-by-case basis after arm’s length negotiations with each client. We charged our clients a fixed advisory fee which was determined with reference to, among others, the scope of our duties, the length of time we expected to spend on the transaction, the complexity of the topics of research and our expected workload.

For years ended March 31, 2024, 2023 and 2022, the total income generated from our advisory services amounted to approximately US$0.42 million, nil and nil, respectively, accounted for 29.88%, nil and nil of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Our Customers

Clients/customers of the Operating Subsidiaries’ placing and underwriting services include issuers listed on the Stock Exchange, companies seeking to be listed on the Stock Exchange and other SFO licensed corporation which act as the bookrunners, lead managers, underwriters and/or placing agents in respect of placing and/or underwriting engagements. The clients/customers of the Operating Subsidiaries’ securities dealing and brokerage services include corporate, institutional, and retail investors. The clients/customers of the asset management business are mainly professional investors and high net worth individuals based in Hong Kong and Mainland China. The Operating Subsidiaries’ customers are typically referred to us by the managements of the Operating Subsidiaries, professional parties, licensed employees, self-employed AEs, or by existing clients.

We had a concentration of revenues of 63%, 54% and 48% from the top five customers for the years ended March 31, 2024, 2023 and 2022, respectively.

The following table outlines the concentration of each of the top five customers comparing to our total revenues.

For the fiscal year ended 31 March, 2024:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2024 Concentration (%)
Largest customer	Advisory	28%
2nd largest customer	Underwriting/Placing	14%
3rd largest customer	Introducing/referral income	11%
4th largest customer	Introducing/referral income	6%
5th largest customer	Securities Dealing and Brokerage	4%
Total		63%

For the fiscal year ended 31 March, 2023:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2023 Concentration (%)
Largest customer	Underwriting/Placing & Securities Dealing and Brokerage	20%
2nd largest customer	Underwriting/Placing & Introducing/referral income	12%
3rd largest customer	Underwriting/Placing	10%
4th largest customer	Securities Dealing and Brokerage	6%
5th largest customer	Underwriting/Placing	6%
Total		54%

For the fiscal year ended 31 March, 2022:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2022 Concentration (%)
Largest customer	Securities Dealing and Brokerage	30%
2nd largest customer	Underwriting/Placing	6%
3rd largest customer	Securities Dealing and Brokerage	6%
4th largest customer	Securities Dealing and Brokerage	3%
5th largest customer	Underwriting/Placing	3%
Total		48%

Our Suppliers

The Operating Subsidiaries have no major suppliers due to the nature of our business activities. The Operating Subsidiaries engage various service providers to provide services necessary for our business operations, such as software vendor, overseas external brokers, internet service providers and the Stock Exchange, all of which are independent third parties.

Seasonality

Our subsidiaries currently do not experience seasonality in their operations.

Sales and Marketing

The staff dealers, self-employed Account Executives and senior management of the Operating Subsidiaries are responsible for performing sales and marketing activities of our brokerage business, asset management and placing and underwriting business, in particular, referring new clients to our Operating Subsidiaries, maintaining clients’ relationship with us, promoting our services to new and existing clients and handling clients’ enquiries.

Our Operating Subsidiaries generally source new clients and expand our business network through the personal networks of the management and account executives as well as referrals from the existing clients through the word-of-mouth. For our placing and underwriting business, the Responsible Officers are involved in pitching and liaising with our placing and underwriting clients; and the staff dealers and Account Executives s are responsible for sales and marketing activities, including maintaining regular communication and good relationships with clients, other business partners and professional parties involved in placing and underwriting transactions.

Insurance

As per the Securities and Futures Ordinance, the Operating Subsidiaries, as the Participants of the Stock Exchange of Hong Kong Limited and carry out Type 1 regulated activities (dealing with securities), are required to take out and maintain insurance in relation to fidelity and crime risks in the manner prescribed by the Securities and Futures (Insurance) Rules. I Win Securities has in place the License Holders Insurance Scheme (LHI). The LHI does not cover professional indemnity or pure unauthorized trading where there is no intent or direct fund. The LHI, however, covers fidelity and crime risks, such as loss of client assets due to theft of employees or other fraudulent acts. The LHI has the expiring policy limit of HK$15,000,000 with an excess of HK$3,000,000 for every claim/loss.

In addition to the LHI, we also maintain property insurance which covers risks of Office Content, Business Interruption, Money and Assault, Public Liability, and Employee’s Compensation. We consider that our company currently maintains adequate insurance policies.

Aside from the insurance coverage described above, we do not currently maintain nor plan to purchase directors and officers liability insurance in the future. Our directors consider the existing insurances that we have in place are adequate for our business.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. As of the date of this report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Licenses and Permits

The securities market in Hong Kong is highly regulated. The principal regulatory bodies governing our business are the SFC and the Stock Exchange. Our principal business and our responsible personnel are subject to a number of legislations and regulations and the respective rules of the SFC, the Stock Exchange and, upon the Listing, the Listing Rules. In particular, due to the licensing requirements of the SFC, I Win Securities and I Win Asset Management are required to obtain necessary licenses to conduct their business in Hong Kong and their business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC.

As of the date of this annual report, I Win Securities is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong, and I Win Asset Management is currently licensed under the SFO to carry on Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong.

These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. The Operating Subsidiaries pay standard governmental annual fees to the HKSFC and are subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others.

For the years ended March 31, 2024, 2023 and 2022, and up to the date of this annual report, we and our Operating Subsidiaries had obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this report and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operation in all material respects.

Regulations Related to our Business Operation in Hong Kong

Our business operations are conducted in Hong Kong and are subject to Hong Kong laws and regulations. This section summarizes the most significant rules and regulations that affect our business activities in Hong Kong.

Introduction

The Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities and futures markets and leveraged foreign exchange trading, the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the SFO and the relevant guidelines and codes issued by the HKSFC deal with licensing and registration matter.

The SFO is administered by the HKSFC, which is the statutory regulatory body that governs the securities and futures markets and non-bank retail leveraged foreign exchange market in Hong Kong.

In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CWUMPO”) including its subsidiary legislation also provides that the HKSFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the CWUMPO. The SFO provides that the HKSFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

The Hong Kong securities market (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the Stock Exchange of Hong Kong Limited (the “SEHK”).

The HKSFC

The HKSFC is an independent statutory body which administers the SFO and is responsible for regulating the securities and the futures industry in Hong Kong. The HKSFC works to strengthen and protect the integrity and soundness of Hong Kong’s securities and futures markets for the benefit of investors and the industry.

As set out in the SFO, the HKSFC’s regulatory objectives are:

●	to maintain and promote the fairness, efficiency, competitiveness, transparency, and orderliness of the securities and futures industry;

●	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

●	to provide protection for members of the public investing in or holding financial products;

●	to minimize crime and misconduct in the securities and futures industry;

●	to reduce systemic risks in the securities and futures industry; and

●	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate actions in relation to the securities and futures industry.

The HKSFC has five operational divisions, which are corporate finance, enforcement, intermediaries (including licensing and intermediaries supervision), investment products, and supervision of markets. The HKSFC is also supported by the corporate affairs and legal services divisions.

Below are some of the participants in the securities market that the HKSFC regulates in achieving the regulatory objectives under the SFO:

●	Brokers, investment advisers, fund managers, and intermediaries carrying out the regulated activities as listed in “Licensing Regime Under the SFO — Types of Regulated Activities” below;

●	Listed companies;

●	Hong Kong Exchanges and Clearing Limited; and

●	Market participants (including investors).

Licensing Regime Under the SFO

The functions of the HKSFC, as a gatekeeper of standards for individuals and corporations seeking approval to enter into the securities and futures markets of Hong Kong, include the following:

●	grant licenses to those who are appropriately qualified and can demonstrate their fitness and properness to be licensed under the SFO;

●	maintain online a public register of licensed persons and registered corporations;

●	monitor the ongoing compliance of licensing requirements by licensees, substantial shareholders of licensed corporations, and directors of licensed corporations; and

●	initiate policies on licensing issues.

The HKSFC operates a system of authorizing corporations and individuals (through licenses) to act as financial intermediaries. Under the SFO, a corporation that is not an authorized financial institution and is:

●	carrying on a business in a regulated activity (or holding out as carrying on a regulated activity), or;

●	actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public such services it provides, would constitute a regulatory activity if provided in Hong Kong, must be licensed by the HKSFC to carry out that regulatory activity, unless one of the exemptions under the SFO applies.

In addition to the licensing requirements on corporations, any individual who: (i) performs any regulated function in relation to a regulated activity carried on as a business, or (ii) holds himself out as performing such regulated activity, must be licensed separately under the SFO as a Licensed Representative accredited to his principal.

Types of Regulated Activities

The SFO provides a licensing regime under which a person needs a license to carry on different types of regulated activities as specified in Schedule 5 of the SFO. The different types of regulated activities are set out as follows:

Type 1:	dealing in securities;

Type 2:	dealing in futures contracts;

Type 3:	leveraged foreign exchange trading;

Type 4:	advising on securities;

Type 5:	advising on futures contracts;

Type 6:	advising on corporate finance;

Type 7:	providing automated trading services;

Type 8:	securities margin financing;

Type 9:	asset management;

Type 10:	providing credit rating services;

Type 11:	dealing in OTC derivative products or advising on OTC derivative products;

Type 12:	providing client clearing services for OTC derivative transactions.

The amendments to the SFO in relation to Type 11 regulated activity is, as of the date of this annual report, not yet in operation. The day on which the Type 11 regulated activity will come into operation will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it relates to paragraph (c) of the new definition of “excluded services” in Part 2 of Schedule 5 to the SFO. The licensing requirement with respect to Type 12 regulated activity is, as of the date of this annual report, not yet in operation and the effective date will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

As of the date of this annual report, we are licensed under the SFO to conduct the following regulated activities:

Company	Type of Regulated Activities
I Win Securities Limited (“IWSL”)[1]	Type 1
I Win Asset Management Limited (“IWAML”)[2]	Type 4 and Type 9

1	There is no condition on the SFC license of IWSL.

2	The following conditions are currently imposed on the SFC license of IWAML: (a) the licensee shall only provide services to professional investors (the term “professional investor” is as defined in the SFO and its subsidiary legislation); and (b) the licensee shall not hold client assets (the terms “hold” and “client assets” are as defined under the SFO).

Licensed Corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong. The licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated activities as detailed in its business plan submitted to the HKSFC.

Detailed guidelines to meet the requirements and expectations of the HKSFC are contained in the following publications of the HKSFC:

●	the Guidelines on Competence;

●	the Code of Conduct for Persons Licensed by or Registered with the HKSFC (the “Code of Conduct”);

●	the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC;

●	the Corporate Finance Adviser Code of Conduct; and

●	the Fund Manager Code of Conduct.

Responsible Officer

For each regulated activity conducted by a licensed corporation, it must appoint no less than two responsible officers, at least one of them must be an executive director, to directly supervise the business of such regulated activity. A responsible officer is an individual approved by the HKSFC to supervise the regulated activity or activities of the licensed corporation to which he or she is accredited. The same individual may be appointed to be a responsible officer for more than one regulated activity provided that he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. An “executive director” of a licensed corporation is defined as a director of the corporation who (a) actively participates in; or (b) is responsible for directly supervising, any business of the regulated activities for which the corporation is licensed. Every executive director of the licensed corporation must apply to the HKSFC to become a responsible officer.

Qualification and Experience Required for Being a Responsible Officer

A person who intends to apply to be a responsible officer must demonstrate that he or she fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge, and experience to properly manage and supervise the corporation’s regulated activity or activities. Accordingly, the applicant has to fulfil certain requirements on academic and industry qualifications, relevant industry experience, management experience, and local regulatory framework paper as stipulated by the HKSFC.

Managers-in-Charge of Core Functions (“MICs”)

Senior management is defined by the HKSFC to include directors, responsible officers and managers-in-charge of core functions of a licensed corporation. Pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management (the “Circular”) published by the HKSFC on December 16, 2016, with effect from April 18, 2017, a licensed corporation is required to designate certain individuals as managers-in-charge and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation(“Core Function(s)”):

●	overall management oversight;

●	key business lines;

●	operational control and review;

●	risk management;

●	finance and accounting;

●	information technology;

●	compliance; and

●	anti-money laundering and counter-terrorist financing.

Pursuant to the Circular, each licensed corporation should have at least one fit and proper person who is qualified to act in the capacity so employed or appointed as the MIC for each of its Core Functions. In a licensed corporation, one individual can be appointed as the MIC for more than one Core Function, or several individuals can be appointed as the MIC for one particular Core Function.

To determine whether an individual is a MIC of a particular Core Function, a licensed corporation should take into account the following:

(1)	whether he or she has apparent or actual authority in relation to the particular Core Function

An individual is a MIC if he/she:

(a)	occupies a position within the corporation which is of sufficient authority to enable the individual to exert a significant influence on the conduct of that Core Function;

(b)	has authority to make decisions (e.g., assume business risks within pre-set parameters or limits) for that Core Function;

(c)	has authority to allocate resources or incur expenditures in connection with the particular department, division or functional unit carrying on that Core Function; and

(d)	has authority to represent the particular department, division or functional unit carrying on that Core Function, e.g., in senior management meetings or in meetings with outside parties.

(2)	his/her seniority within the licensed corporation

The HKSFC generally expects that a MIC to:

(a)	report directly to the board of the licensed corporation, or to the manager-in charge who assumes the overall management oversight function of the licensed corporation; and

(b)	be accountable for the performance or achievement of business objectives set by the board of the licensed corporation, or by the manager-in-charge who assumes the overall management oversight function.

MIC shall be responsible for, among other things, the following:

●	ensuring the maintenance of appropriate standards of conduct and adherence to proper procedures by the licensed corporation;

●	properly managing the risks associated with the business of the licensed corporation, including performing periodic evaluation of its risk management processes;

●	understanding the nature of the business of the licensed corporation, its internal control procedures and its policies on the assumption of risk;

●	understanding the extent of their own authority and responsibilities;

●	managing the anti-money laundering and counter-terrorist financing function;

●	the adequacy and effectiveness of the licensed corporation’s internal control systems, including information management compliance, audit or related reviews, operational controls and risk management; and

●	examining the appropriateness of internal control systems and making any necessary amendments or changes so that they are appropriate for the operations of the licensed corporation’s regulated business activities in Hong Kong.

The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

Licensed Representative

An individual is required to be a licensed representative if he/she performs a regulated function for his/her principal which is a licensed corporation in relation to a regulated activity carried on as a business, or he/she holds out as performing such function.

A person who intends to apply to be a licensed representative must fulfill the competence requirements as prescribed by the HKSFC. An applicant needs to establish that he/she has the requisite basic understanding of the market in which he/she is to work as well as the laws and regulatory requirements applicable to the industry. In assessing his/her competence to be licensed as a representative, the HKSFC will have regard to academic and industry qualification as well as regulatory knowledge. Detailed guidelines are contained in the Guidelines on Competence published by the HKSFC.

Fit and Proper Requirement

Persons who apply for licenses under the SFO must satisfy and continue to satisfy after the grant of such licenses by the HKSFC that they are fit and proper persons to be so licensed. The Fit and Proper Guidelines issued by the HKSFC under section 399 of the SFO summaries certain matters that the HKSFC will generally consider when determining whether the applicant is a fit and proper person to be licensed under the SFO.

The Fit and Proper Guidelines apply to a number of persons including the following:

(a)	an individual who applies for license or is licensed under Part V of the SFO;

(b)	a licensed representative who applies for approval or is approved as a responsible officer under Part V of the SFO;

(c)	a corporation which applies for license or is licensed under Part V of the SFO;

(d)	an authorized financial institution which applies for registration or is registered under Part V of the SFO;

(e)	an individual whose name is to be or is entered in the register maintained by the Hong Kong Monetary Authority under section 20 of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong);

(f)	an individual who applies to be or has been given consent to act as an executive director of a registered institution under section 71C of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

Under the Fit and Proper Guidelines, the HKSFC will consider the following matters of the applicant in addition to any other issues as it may consider to be relevant:

(a)	financial status or solvency;

(b)	educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)	ability to carry on the regulated activity concerned competently, honestly, and fairly; and

(d)	reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.

The HKSFC will consider the above matters in respect of the person (if an individual), the corporation and any of its officers (if a corporation) or the institution, its directors, chief executive, managers and executive officers (if an authorized financial institution).

In addition to the above, the HKSFC may also take into account of the following matters:

(a)	decisions made by such relevant authorities as stated in section 129(2)(a) of the SFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;

(b)	in the case of a corporation, any information relating to:

(i)	any other corporation within the group of companies; or

(ii)	any substantial shareholder or officer of the corporation or of any of its group companies;

(c)	in the case of a corporation licensed under section 116 or 117 of the SFO or registered under section of the SFO or an application for such license or registration:

(i)	any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

(ii)	whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(d)	in the case of a corporation licensed under section 116 or section 117 of the SFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(e)	the state of affairs of any other business which the person carries on or proposes to carry on.

The HKSFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the HKSFC that the applicant is a fit and proper person to be licensed. The onus is on the applicant to make out a case that the applicant is fit and proper to be licensed for the regulated activity.

Continuing Obligations of Licensed Corporations

Licensed corporations, licensed representatives, and responsible officers must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary rules and regulations as well as the codes and guidelines issued by the HKSFC.

Outlined below are some of the key continuing obligations of our licensed corporations under the SFO:

(a)	maintenance of minimum paid-up share capital and liquid capital, and submission of financial returns to the HKSFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”);

(b)	maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong) (the “Client Securities Rules”);

(c)	maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);

(d)	issuance of contract notes, statements of account and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong);

(e)	maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

(f)	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

(g)	maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);

(h)	payment of annual fees and submission of annual returns to the HKSFC within one month after each anniversary date of the license;

(i)	notification to the HKSFC of certain changes and events in accordance with the requirements under the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong);

(j)	notification to the HKSFC of any changes in the appointment of MICs or any changes in certain particulars of MICs pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management dated December 16, 2016 issued by the HKSFC;

(k)	compliance with the continuous professional training and related record keeping requirements under the Guidelines on Continuous Professional Training issued by the HKSFC;

(l)	implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification, and reporting of suspicious transactions and staff screening, education, and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter Financing of Terrorism (For Licensed Corporations) (the “Anti-Money Laundering Guideline”) issued by the HKSFC;

(m)	compliance with the business conduct requirements under the Code of Conduct, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC and other applicable codes, circulars and guidelines issued by the HKSFC;

(n)	compliance with employee dealings requirements under the Code of Conduct, which requires licensed corporations to implement procedures and policies on employee trading, to actively monitor the trading activities in their employees’ accounts and their related accounts; and

(o)	compliance with the Guidelines on Disclosure of Fees and Charges Relating to Securities Services and other applicable codes, circulars and guidelines issued by the HKSFC from time to time.

Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)

Minimum Capital Requirements and the FRR

Licensed corporations are required under section 145 of the SFO to maintain at all times a minimum level of paid-up share capital and liquid capital. Depending on the types of regulated activity that the licensed corporation is applying for, a licensed corporation has to maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the FRR.

Minimum Paid-up Share Capital

The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to IWSL and IWAML:

Company	Type of Regulated Activities	Minimum Amount of Paid-up Share
IWSL	Type 1	HK$10,000,000
IWAML	Type 4 and Type 9	Not applicable

Minimum amount of required liquid capital

The FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable IWSL and IWAML are the higher of the amount of (a) and (b) below:

(a)	the amount of:

Company	Type of Regulated Activities	Minimum Amount of Required Liquid Capital
IWSL	Type 1	HK$3,000,000
IWAML	Type 4 and Type 9	HK$100,000

(b)	in the case of a corporation licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital which means 5% of the aggregate of (i) its adjusted liabilities, (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

Exchange and Clearing Participantship

As of the date of this annual report, IWSL is a participant of the following exchanges or clearing houses:

Exchange/Clearing House	Type of Participantship
SEHK	Type 1 Participants (Participant ID: 02092)
HKSCC	Direct Clearing Participant Type 1 Participants (Participant ID: B02092)

Trading Rights

In addition to the licensing requirements under the SFO, the rules promulgated by the SEHK require any person who wishes to trade on or through their respective facilities to hold a trading right (the “Trading Right”). The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.

SEHK Trading Rights is issued by the SEHK at a fee and in accordance with the procedures set out in its rules. Alternatively, SEHK Trading Rights can be acquired from existing Trading Right holders subject to the rules of the SEHK.

As of the date of this annual report, we hold a SEHK Trading Right.

Exchange Participantship

The table below sets out a summary of the requirements for becoming an exchange participant of the SEHK:

SEHK Participant
Legal Status:	Being a company limited by shares incorporated in Hong Kong
HKSFC Registration:	Being a licensed corporation qualified to carry out Type 1 regulated activity under the SFO
Trading Right:	Holding a SEHK Trading Right
Financial Standing:	Having good financial standing and integrity
Financial Resources Requirement:	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR

Clearing Participantship

An entity must be a SEHK participant before it can become a HKSCC participant.

As of the date of this annual report, we are a SEHK participant (Participant ID: 02092).

HKSCC

HKSCC has, among others, two categories of participantship: (i) the Direct Clearing Participant; and (ii) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

(1)	to be an Exchange Participant of the SEHK;

(2)	to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each SEHK Trading Right held by it; and (iii) pay to HKSCC its contribution to the Guarantee Fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each SEHK Trading Right held by it;

(3)	to open and maintain a single current account with one of the Central Clearing and Settlement System, or CCASS, designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

(4)	to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

(5)	to have a minimum liquid capital of HK$3,000,000.

As of the date of this annual report, we are a HKSCC participant (Participant ID: B02092).

Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong)

The repledging limit stipulated under section 8A of the Client Securities Rules applies to an intermediary which is licensed for dealing in securities and/or securities margin financing and where the intermediary or an associated entity of such intermediary repledges securities collateral of the intermediary. On each business day, the intermediary shall ascertain the aggregate market value of the repledged securities collateral, which shall be calculated by reference to the respective closing prices of the collateral on that business day.

Pursuant to section 8A of the Client Securities Rules, if the aggregate market value of the repledged securities collateral as calculated above exceeds 140% of the intermediary’s aggregate margin loans on the same business day (the “Relevant Day”), the intermediary shall by the close of business on the next business day following the Relevant Day (the “Specified Time”) withdraw, or causes to be withdrawn, from deposit an amount of repledged securities collateral such that the aggregate market value of the repledged securities collateral at the Specified Time, which is calculated by reference to the respective closing prices on the Relevant Day, does not exceed 140% of the intermediary’s aggregate margin loans as of the close of business on the Relevant Day.

Offence to issue advertisements, invitations or documents relating to investments

Our Group is engaged in, among others, the placing and underwriting services that may involve the marketing of securities. Under section 103(1) of the SFO, the issue of an advertisement, invitation or document which contains an invitation to the public:

(a)	to enter into or offer to enter into (i) an agreement to acquire, dispose of, subscribe for or underwrite securities; or (ii) a regulated investment agreement or an agreement to acquire, dispose of, subscribe for or underwrite any other structured product; or

(b)	to acquire an interest in or participate in, or offer to acquire an interest in or participate in, a collective investment scheme, has to be authorized by the HKSFC under section 105(1) of the SFO, unless specific exemptions apply.

The specific exemptions include, among others, under section 103(3)(k) of the SFO, if the issue of the advertisement, invitation or document made in respect of securities or structured products, or interests in any collective investment scheme, that are or are intended to be disposed of only to “professional investors” (as defined in Part 1 of Schedule 1 to the SFO).

If a person commits an offence contrary to section 103(1) of the SFO in that he/she issues an advertisement, invitation or document relating to investments without the authorization of the HKSFC and no specific exemptions under the SFO applies, he is liable:

(a)	on conviction on indictment to a fine of HK$500,000 and to imprisonment for 3 years and, in the case of a continuing offence, to a further fine of HK$20,000 for every day during which the offence continues; or

(b)	on summary conviction to a fine of HK$100,000 and to imprisonment for 6 months and, in the case of a continuing offence, to a further fine of HK$10,000 for every day during which the offence continues.

Obligation for Substantial Shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO.

A person who has become aware that he has become a substantial shareholder of a licensed corporation without HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Employee Dealings

As stated in the Code of Conduct, a registered person should have a policy which has been communicated to employees (including directors other than non-executive directors) in writing on whether employees are permitted to deal for their own accounts in securities. In the event that employees of a registered person are permitted to deal for their own accounts in securities:

(a)	the written policy should specify the conditions on which employees may deal for their own accounts;

(b)	employees should be required to identify all related accounts (including accounts of their minor children and accounts in which the employees hold beneficial interests) and report them to senior management;

(c)	employees should generally be required to deal through the registered person or its affiliates;

(d)	if the registered person provides services in securities or futures contracts listed or traded on one of the Hong Kong exchanges or in derivatives, including over-the counter derivatives written over such securities, and its employees are permitted to deal through another dealer, in those securities, the registered person and employee should arrange for duplicate trade confirmations and statements of account to be provided to senior management of the registered person;

(e)	any transactions for employees’ accounts and related accounts should be separately recorded and clearly identified in the records of the registered person; and

(f)	transactions of employees’ accounts and related accounts should be reported to and actively monitored by senior management of the registered person who should not have any beneficial or other interest in the transactions and who should maintain procedures to detect irregularities and ensure that the handling by the registered person of these transactions or orders is not prejudicial to the interests of the registered person’s other clients.

A registered person should not knowingly deal in securities or futures contracts for another registered person’s employee unless it has received written consent from that registered person.

Supervision by the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

(1)	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

(2)	revocation or suspension of the approval granted to a Responsible Officer;

(3)	public or private reprimand on a regulated person;

(4)	prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

(5)	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

(6)	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Anti-Money Laundering and Counter-Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline.

The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

●	assess the risks of any new products and services before they are introduced and ensure that appropriate additional measures and controls are implemented to mitigate and manage the risks associated with money laundering and terrorist financing;

●	consider the delivery and distribution channels (which may include sales through online, postal or telephone channels where a non-face-to-face account opening approach is used and business sold through intermediaries) and the extent to which they are vulnerable to abuse for money laundering and terrorist financing;

●	identify the client and verify the client’s identity by reference to any documents, information or data from reliable and independent sources, and take steps from time to time to ensure that the client information obtained is up-to-date and relevant;

●	conduct on-going monitoring of activities of the clients to ensure that they are consistent with the nature of business, the risk profile and source of funds, as well as identify transactions that are complex, large or unusual, or patterns of transactions that have no apparent economic or lawful purpose and which may indicate money laundering and terrorist financing;

●	maintain a database of names and particulars of terrorist suspects and designated parties which consolidates the information from various lists that have been made known to them, as well as conduct comprehensive on-going screening of the client database; and

●	conduct on-going monitoring for identification of suspicious transactions and ensure compliance with their legal obligations of reporting funds or property known or suspected to be proceeds of crime or terrorist property to the Joint Financial Intelligence Unit, a unit jointly run by the Hong Kong Police Force and the Hong Kong Customs & Excise Department to monitor and investigate suspicious financial or money laundering activities.

We set out below a brief summary of the principal legislation in Hong Kong that is concerned with anti-money laundering and counter-terrorist financing.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”)

Among other things, the AMLO imposes on certain institutions (which include licensed corporations as defined under the SFO) certain requirements relating to customer due diligence and record-keeping. The AMLO empowers the relevant regulatory authorities to supervise compliance with the requirements under the AMLO. In addition, a financial institution must take all reasonable measures to (1) ensure that proper safeguards exist to prevent contravention of specific provisions in the AMLO, and (2) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

Among other things, the DTROP contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities by the competent authorities. It is an offense under the DTROP for a person to deal with any property knowing or having reasonable grounds to believe it to represent the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (in whole or in part directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offense under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

Among other things, the OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

Among other things, the UNATMO stipulates that it is a criminal offense to: (1) provide or collect property (by any means, directly or indirectly) with the intention or knowledge that the property will be used to commit, in whole or in part, one or more terrorist acts; or (2) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”)

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Mandatory Provident Fund Scheme Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The MPFSO, including its subsidiary legislation, is the principal legislation to provide the framework for the establishment of a system of privately managed, employment-related mandatory provident fund (“MPF”) schemes to accrue MPF benefits for members of the workforce of Hong Kong when they retire.

As of the date of this annual report, we are in compliance with the MPFSO.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
17 Uno Limited	British Virgin Islands
I Win Holdings Limited	Hong Kong
I Win Securities Limited	Hong Kong
I Win Asset Management Limited	Hong Kong

The following diagram illustrates the corporate structure of Garden Stage Limited and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Our principal executive office is located at 30th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong, where I Win Holdings Limited, leased the office space from March 1, 2024 for terms of three years. The lease will expire on February 28, 2027. We pay a monthly rent in the amount of HK$80,000 (approximately US$10,240). We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

We do not own any property.

Intellectual Property

As of the date of this annual report, we have registered the following trademarks:

Country	Trademark	Status	Applicant	Trademark Number	Classes	Filing Date
Hong Kong		Registered	I Win Securities	306084135	35, 36	October 17, 2022
Hong Kong		Registered	I Win Securities	306084135	35, 36	October 17, 2022
Hong Kong		Registered	I Win Asset Management	306084180	35, 36	October 17, 2022
Hong Kong		Registered	I Win Asset Management	306084180	35, 36	October 17, 2022

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. KEY INFORMATION — D. Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of investment advisory services, securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. Our business is carried out through our wholly owned Operating Subsidiaries: a) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and b) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities Limited is also a participant of the SEHK and HKSCC and holds one trading right with SEHK. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to our customers.

Our revenues were US$1.4 million, US$3.3 million and US$2.3 million for the years ended March 31, 2024, 2023 and 2022, respectively. We, recorded net loss of US$4.6 million, US$0.2 million and US$0.5 million for the years ended March 31, 2024, 2023 and 2022, respectively. We plan to keep our business growing by strengthening our advisory, securities brokerage, underwriting and placement services and continue to source potential customers for our asset management business and margin financing services.

Recent Developments

We completed our initial public offering on the NASDAQ on December 1, 2023, issuing 2,500,000 ordinary shares at a price of US$4.00 per share. In addition, we entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price of US$4 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 375,000 ordinary shares at the public offering price of US$4 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling US$11.5 million, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on December 1, 2023 on The Nasdaq Capital Market and commenced trading under the ticker symbol “GSIW”.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the financial and securities services industry, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for financial services, changes in wealth and availability of funds of our existing and target customers, and regulatory changes governing the financial and securities services industry. In addition, the following company-specific factors can directly affect our results of operations materially:

Our ability to develop new customers’ network and retain existing customers

Our brokerage commissions mainly depend upon the trading volume. Trading volume would continue to be affected by factors such as changes in customers’ sentiment, perception and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by our customers may impact our financial performance, and there is no assurance that we will be able to maintain or improve our relationship with our customers and they may terminate their respective relationship with us at any time.

Similarly, our mandates for the underwriting and placement activities are negotiated on a project-by-project basis with our customers. Revenue generated from our services may fluctuate from time to time and may not recur. There is also no assurance that the customers which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on our success in entering into new engagements.

Our ability to earn diversified and stable sources of revenue from our different lines of services

We believe that the complementary nature of our different lines of business creates synergy and enables us to generate a diversified and stable source of income. We are able to leverage on our existing pool of securities trading customers when acting as book-runner, lead manager, underwriter or placing agent in placing and underwriting engagements in that our securities trading services act as a channel for procuring suitable investors to subscribe for securities offered under placing and underwriting projects undertaken by us. With our placing and underwriting business, we believe that there will be growing demand for our securities trading services from customers who would like to benefit from trading opportunities gained through access to allocations granted to us (for subscriptions and acquisitions of securities) under underwriting and placement projects undertaken by us. Our asset management services provide professional insights and investment advice for our customers to allocate their asset portfolios and diversify their investment risk. Our asset management services further enhance the growth of our securities brokerage and financing services, especially amongst the high-net-worth customers, which allow us to create cross-selling opportunities, optimize customer service coverage and grow a group of loyal customer base to achieve business growth. However, these business strategies and synergies are subject to uncertainty. There is no assurance that the diversification of our business can be implemented successfully or the synergies between different businesses can be materialized which may in return affect our results of operations.

Our ability to effectively improve technology infrastructure

Our technology infrastructure capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to develop new features and services for our users and customers. We plan to upgrade our portfolio management system and trading system to further streamline the efficiency, convenience, and comprehensiveness of our trading system and provide our customers with a user-friendly interface to ensure that they can securely manage their wealth portfolios with ease. Furthermore, with our ongoing objective to remain competitive and to facilitate the expansion of service offering, we intend to (i) subscribe to a new integrated system comprising both portfolio management and risk management functions, including but not limited to features such as managing security, redundancy, disaster recovery and database administration as well as providing market data (such as corporate actions, massive correlation, dividend tables, and volatility datasets); (ii) subscribe to a new customer relationship management system with the aim of enhancing customer satisfaction; (iii) subscribe to a new business continuity planning service (which includes data management and cloud storage archiving) and co-location service as a back-up workplace in case there is any disruption to our office; and (iv) subscribe to market information and data to enhance our analytical and research capabilities to support our asset management and underwriting and placement services. Subsequent to our initial public offering on December 1, 2023, we have been subscribing to various IT solutions for the upgrade and improvement of our technology infrastructure. However, there is no assurance that the upgrade or improvement will be error-free, which may, in turn, affect our business plan, competitiveness, and results of operations. Our technology infrastructure capabilities will continue to play a critical role in driving our results of operations.

Our ability to meet the regulatory requirements to provide brokerage and other financial services in Hong Kong

Brokerage and other financial services are highly regulated in Hong Kong. While our operations are mainly located in Hong Kong, we are inevitably subject to the relevant laws and regulations, in particular, the SFO, under the supervision of the HKSFC. Pursuant to the SFO, we have to comply with all application provisions concerning statutory obligations such as maintenance of minimum capital adequacy, specific regulatory reporting, and availability of responsible officers.

If any of our HKSFC licensed companies fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us; or (ii) suspension or revocation of some or all of our registrations or licenses for carrying on our business activities. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected. Further, HKSFC may amend, supplement and/or modify the requirements on licensed corporations as it considers necessary for the proper regulation of the Hong Kong securities and futures market. Any such change or tightening of regulations and/or requirements on licensed corporations (which may involve an amendment to applicable laws, regulations and guidelines) may (i) require us to incur additional costs for compliance; and (ii) potentially affect our ability to carry on our existing regulated activities.

Our ability to retain employees or brokers who have strong relationships with our customers

We materially rely on our experienced employees and brokers to provide reliable and quality financial services to our customers, and believe that our experienced employees and brokers have developed strong relationships with our customers through their ability to provide personalized services through understanding customers’ needs. In addition to maintaining relationships with existing clients, we also rely on them to generate customer referrals. There is however no guarantee that they will or are willing to continue to serve us. Where they determine to cease their engagements with our Operating Subsidiaries or enter into negotiations with us for a material variation of their existing terms of engagement, our operating performance and financial results may be materially and adversely affected.

Competition in the financial services industry in Hong Kong

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to us. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of the COVID-19 and other pandemics

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19, and other potential pandemics, may impact our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and other potential pandemics and the actions to contain these pandemics or treat their impact, among others. If the disruptions posed by COVID-19 and other potential pandemics continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. We will continue to closely monitor the situation throughout 2024 and beyond.

Impact of Russia’s Invasion of Ukraine, Israel-Hamas War and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022 and an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since 7 October 2023. The extent and duration of the military actions, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia, Ukraine and the Middle-East; and (ii) our industry has been less dependent on oil, natural resources or global supply chain which have been disrupted by these military actions, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East. However, if the situation of these conflicts and/or other global concerns continues to worsen, leading to more significant disruptions, our operating subsidiary’s ability to pursue its business objectives may be materially and adversely affected. We will continue to closely monitor the evolving circumstances throughout 2024 and beyond to mitigate any potential impacts on our operations.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) brokerage commissions, underwriting and placement income, introducing and referral income, handling income, investment management fee income, which are all recognized in accordance with ASC 606 and (ii) interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Years Ended, March 31,
	2024		2023		2022
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advisory fees	420,918	29.9	-	-	-	-
Brokerage commissions	391,060	27.8	811,169	24.8	741,336	32.1
Brokerage commissions-related parties	7,119	0.5	89,743	2.8	735,401	31.9
Underwriting and placement income	152,638	10.8	1,574,613	48.3	355,371	15.4
Introducing and referral income	264,941	18.8	278,688	8.6	210,009	9.1
Handling income	125,736	8.9	367,873	11.3	176,480	7.7
Handling income-related parties	2,130	0.2	2,275	0.1	498	-
Investment management fee income	-	-	30,622	0.9	21,368	0.9
Investment management fee income – related parties	-	-	2,840	0.1	1,793	0.1
Interest income and others	42,489	3.0	91,311	2.8	58,587	2.5
Interest income and others-related parties	1,438	0.1	10,162	0.3	5,593	0.3

Total revenues	1,408,469	100.0	3,259,296	100.0	2,306,436	100.0

Advisory fee

In April 2023, we launched a new investment advisory service. We derive the majority of our advisory fees by rendering investment research and financial-related advisory services to our customers in return for a fixed monthly charge identified in the contracts. The fee structures are negotiated on a case by case basis and vary depending on the type of customer and nature of services rendered. Advisory fee accounted for 29.9%, nil and nil of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. The following tables present the key operating data for brokerage commissions for the periods presented:

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$371,930	3,998	$375,928
exchanges in the United States	19,130	3,121	22,251
	$391,060	7,119	$398,179

Trading volumes related to
exchange in Hong Kong	$103,009,416	4,890,207	$107,899,623
exchanges in the United States	7,376,900	6,087,827	13,464,727
	$110,386,316	10,978,034	$121,364,350

Weighted average commission rates related to(1)
exchange in Hong Kong	0.36%	0.08%	0.35%
exchanges in the United States	0.26%	0.05%	0.17%

Number of active accounts related to(2)
exchange in Hong Kong	229	4	233
exchanges in the United States	169	3	172

	For the Year Ended March 31, 2023
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$445,057	10,854	$455,911
exchanges in the United States	365,281	78,525	443,806
other exchanges	831	364	1,195
	$811,169	89,743	$900,912

Trading volumes related to
exchange in Hong Kong	$127,174,740	16,312,231	$143,486,971
exchanges in the United States	55,054,750	137,052,777	192,107,527
other exchanges	276,967	121,322	398,289
	$182,506,457	153,486,330	$335,992,787

Weighted average commission rates related to(1)
exchange in Hong Kong	0.35%	0.07%	0.32%
exchanges in the United States	0.66%	0.06%	0.23%
other exchanges	0.30%	0.30%	0.30%

Number of active accounts related to(2)
exchange in Hong Kong	211	7	218
exchanges in the United States	249	8	257
other exchanges	24	3	27

	For the Year Ended March 31, 2022
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$548,300	40,637	$588,937
exchanges in the United States	183,226	693,681	876,907
other exchanges	9,810	1,083	10,893
	$741,336	735,401	$1,476,737

Trading volumes related to
exchange in Hong Kong	$219,803,968	63,064,888	$282,868,856
exchanges in the United States	58,488,343	465,172,323	523,660,666
other exchanges	636,960	71,847	708,807
	$278,929,271	528,309,058	$807,238,329

Weighted average commission rates related to(1)
exchange in Hong Kong	0.25%	0.06%	0.21%
exchanges in the United States	0.31%	0.15%	0.17%
other exchanges	1.54%	1.50%	1.54%

Number of active accounts related to(2)
exchange in Hong Kong	296	8	304
exchanges in the United States	214	8	222
other exchanges	22	3	25

(1)	Weighted average commission rates are derived from our brokerage commission based on the related trading volume.

(2)	Active accounts are those accounts recorded at least one trading activity, for purchase and/or sale of securities, during the related years.

When a customer executes a securities trading transaction with us, brokerage commission is recognized upon the completion of the transaction. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. For the years ended March 31, 2024, 2023 and 2022, commissions from securities brokerage represented approximately 28.3%, 27.6% and 64.0% of our total revenues for the respective years.

Underwriting and placement income

We provide underwriting and placement services to customers by acting as an underwriter, global coordinator, bookrunner, or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. The following tables present key operating data for underwriting and placement income for the periods indicated:

	For the Year Ended March 31, 2024
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$109,316	-	$109,316
bonds and other instruments(1)	-	-	43,322
	$109,316	-	$152,638

Number of projects related to
equity shares	7	-	7
bonds and other instruments(1)	-	-	1
	7	-	8

Relevant amounts related to(2)
equity shares	$5,172,364	-	$5,172,364
bonds and other instruments(1)	$-	-	$4,332,183

Weighted average fee rates related to(3)
equity shares	2.11%	-	2.11%
bonds and other instruments(1)	-	-	1.00%

	For the Year Ended March 31, 2023
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$914,234	-	$914,234
bonds and other instruments(1)	-	-	660,379
	$914,234	-	$1,574,613

Number of projects related to
equity shares	10	-	10
bonds and other instruments(1)	-	-	4
	10	-	14

Relevant amounts related to(2)
equity shares	$23,018,318	-	$23,018,318
bonds and other instruments(1)	$-	-	$40,861,368

Weighted average fee rates related to(3)
equity shares	3.97%	-	3.97%
bonds and other instruments(1)	-	-	1.62%

	For the Year Ended March 31, 2022
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$118,678	175,031	$293,709
bonds and other instruments(1)	-	-	61,662
	$118,678	175,031	$355,371

Number of projects related to
equity shares	5	2	7
bonds and other instruments(1)	-	-	1
	5	2	8

Relevant amounts related to(2)
equity shares	$5,056,847	23,321,648	$28,378,495
bonds and other instruments(1)	$-	-	$1,027,704

Weighted average fee rates related to(3)
equity shares	2.35%	0.75%	1.03%
bonds and other instruments(1)	-	-	6.00%

(1)	Bonds and other instruments were not listed on a specific exchange whereas the issuers of the bonds and other instruments were all located in Hong Kong.
(2)	Relevant amounts represent the higher of the committed underwriting amounts and actual placement amounts based on which our income is calculated or referenced.
(3)	Weighted average fee rates are derived from our underwriting and placement income based on the related relevant amounts.

We charge an underwriting and placement income based on certain percentage of the funds committed or raised in the transaction, either initial public offerings or other fundraising or placement activities. The fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. Underwriting and placement income accounted for 10.8%, 48.3% and 15.4% of total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Introducing and referral income

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income based on a fixed lump sum fee or a fixed monthly charge identified in the contract. Introducing and referral income accounted for 18.8%, 8.6% and 9.1% of total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Handling income

Handling income consisted of the followings:

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Handling income on
custodian services	$108,218	2,078	$110,296
dividend collection	17,518	52	17,570
Total handling income	$125,736	2,130	$127,866

	For the Year Ended March 31, 2023
	Third parties	Related parties	Total
Handling income on
custodian services	$350,706	2,262	$352,968
dividend collection	17,167	13	17,180
Total handling income	$367,873	2,275	$370,148

	For the Year Ended March 31, 2022
	Third parties	Related parties	Total
Handling income on
custodian services	$69,774	-	$69,774
dividend collection	106,706	498	107,204
Total handling income	$176,480	498	$176,978

We charge the customers a fee for the ancillary services provided in association with our securities brokerage business, which are recognized when the services are rendered according to the relevant contracts.

Custodian services — Among all other services provided, we, through our Operating Subsidiaries, earn a fee by assisting our customers in transferring the physical shares they hold into Central Clearing and Settlement System (CCASS), a centralized electronic book-entry clearing and settlement system for transactions of securities listed in SEHK, for custodian purposes. We earn a fee based on a fixed rate of the value of shares in concern.

Dividend collection — When the securities held by our customers have any corporate action, we, through our Operating Subsidiaries, may act as the agent of our customers in processing and collecting the related dividends. We earn a fee based on a fixed rate of the amount of dividend in concern.

Handling income accounted for 9.1%, 11.4% and 7.7% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Investment management fee income

We provide investment management services by acting as investment manager for our customers in return for investment management fee income. The following tables present key operating data for underwriting and placement income for the periods ended indicated:

	For the Years Ended March 31,
	2024		2023		2022
	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues
Investment management fee income
Avia Trust Limited	$-	-	$3,434,754	30,622	$2,849,847	21,368
I Win Growth SPC – Fund 1 SP	$-	-	$378,659	2,840	$473,241	1,793
Total investment management fee income		$-		$33,462		$23,161

We charge the customers a fee for the investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. Investment management fee income accounted for nil, 1.0% and 1.0% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Interest income and others

Interest income and others primarily consists of interests earned on bank deposits, customers’ overdue and government subsidies, which are not within the scope ASC 606.

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Interests on bank deposits	$1,830	-	$1,830
Interests on customers’ overdue	35,400	1,438	36,838
Sundry income	5,259	-	5,259
Total interest income and others	$42,489	1,438	$43,927

	For the Year Ended March 31, 2023
	Third parties	Related parties	Total
Interests on bank deposits	$314	-	$314
Interests on customers’ overdue	37,349	9,652	47,001
Government subsidies	50,822	-	50,822
Sundry income	2,826	510	3,336
Total interest income and others	$91,311	10,162	$101,473

	For the Year Ended March 31, 2022
	Third parties	Related parties	Total
Interests on bank deposits	$10	-	$10
Interests on customers’ overdue	55,235	5,593	60,828
Sundry income	3,342	-	3,342
Total interest income and others	$58,587	5,593	$64,180

Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered into between us and our customers, we shall charge our customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. We recognize government subsidies as other income when the conditions are met.

For the years ended March 31, 2024, 2023 and 2022, interest income and others accounted for 3.1%, 3.1% and 2.8% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the Years Ended, March 31,
	2024		2023		2022
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Expenses:
Brokerage, clearing and exchange fees	69,735	4.9	193,135	6.0	745,557	32.3
Sub-underwriting and sub-placement fees	-	-	7,654	0.3	123,186	5.3
Compensation and benefits	3,286,834	233.3	2,103,492	64.5	1,412,080	61.2
Communications and technology	437,700	31.1	116,435	3.6	111,832	4.8
Depreciation	9,421	0.7	10,455	0.3	5,122	0.2
Occupancy costs	95,416	6.8	85,220	2.6	49,470	2.1
Professional fees	377,275	26.8	636,240	19.5	107,122	4.7
Travel and business development	1,611,485	114.4	236,112	7.2	158,185	6.9
Other administrative expenses	96,722	6.9	78,246	2.4	100,141	4.4
Other administrative expenses-a related party	-	-	-	-	3,854	0.2
Total expenses	5,984,588	424.9	3,466,989	106.4	2,816,549	122.1

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations for securities brokerage services which are expensed as incurred. Brokerage, clearing and exchange fees accounted for 4.9%, 6.0% and 32.3% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Sub-underwriting and sub-placement fees

Sub-underwriting and sub-placement fees relate to fees and expenses paid to other broker-dealers in relation to sub-underwriting and sub-placement arrangements which are expensed at the completion of the public offering, i.e., listing of the securities on relevant exchanges, or the completion of a placement. Generally, the terms of these sub-underwriting and sub-placement arrangements mirror the master underwriting and placement agreements we have in place with our customers but include a concession fee to these broker-dealers for services rendered. Sub-underwriting fees accounted for nil, 0.3% and 5.3% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Compensation and benefits

Compensation and benefits mainly represent the share based compensation expenses to certain directors, together with salaries and contributions to the retirement benefit scheme. Compensation and benefits expenses accounted for 233.3%, 64.5% and 61.2% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Communications and technology

Communications and technology expenses mainly represent fees paid for the use of third party electronic trading systems and outsourced trading solution support services. Communications and technology expenses also include routine IT services and supplies incurred for our day to day administrative work. Communications and technology expenses accounted for 31.1%, 3.6% and 4.8% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment and leasehold improvements. Depreciation accounted for 0.7%, 0.3% and 0.2% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Occupancy costs

Occupancy costs are the rental expenses incurred for the lease of our office premises, which accounted for approximately 6.8%, 2.6% and 2.1% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services needed during the ordinary course of our business operations. Professional fees accounted for 26.8%, 19.5% and 4.7% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Travel and business development

Travel and business development expenses include public relations and marketing expenditures, overseas and local travel, and other expenses incurred for the development of our business and expansion of our network. Travel and business development accounted for 114.4%, 7.2% and 6.9% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Income Tax

Our subsidiaries operating in Hong Kong are subjected to Hong Kong Profits Tax. For the years ended March 31, 2024, 2023 and 2022, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2 million (equivalent to US$255,586) and 16.5% on any assessable profits in excess of HK$2 million (equivalent to US$255,586). For connected entities, as is the case of our Hong Kong subsidiaries, I Win Securities Limited, I Win Asset Management Limited and I Win Holdings Limited, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entities will be subject to tax rate of 16.5% on all its assessable profits, if any. For the years ended March 31, 2024, 2023 and 2022, income tax accounted for 0.9%, nil and nil of our total revenues, respectively.

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended, March 31,
	2024		2023		Variance
	US$	% of total revenues	US$	% of total revenues	Amount	%

Revenues:
Advisory fees	420,918	29.9	-	-	420,918	100.0
Brokerage commissions	391,060	27.8	811,169	24.8	(420,109)	(51.8)
Brokerage commissions-related parties	7,119	0.5	89,743	2.8	(82,624)	(92.1)
Underwriting and placement income	152,638	10.8	1,574,613	48.3	(1,421,975)	(90.3)
Introducing and referral income	264,941	18.8	278,688	8.6	(13,747)	(4.9)
Handling income	125,736	8.9	367,873	11.3	(242,137)	(65.8)
Handling income-related parties	2,130	0.2	2,275	0.1	(145)	(6.4)
Investment management fee income	-	-	30,622	0.9	(30,622)	(100.0)
Investment management fee income-related parties	-	-	2,840	0.1	(2,840)	(100.0)
Interest income and others	42,489	3.0	91,311	2.8	(48,822)	(53.5)
Interest income and others-related parties	1,438	0.1	10,162	0.3	(8,724)	(85.8)
Total revenues	1,408,469	100.0	3,259,296	100.0	(1,850,827)	(56.8)

Expenses:
Brokerage, clearing and exchange fees	(69,735)	4.9	(193,135)	6.0	(123,400)	(63.9)
Sub-underwriting and sub-placement fees	-	-	(7,654)	0.3	(7,654)	(100.0)
Compensation and benefits	(3,286,834)	233.3	(2,103,492)	64.5	1,183,342	56.3
Communications and technology	(437,700)	31.1	(116,435)	3.6	321,265	275.9
Depreciation	(9,421)	0.7	(10,455)	0.3	(1,034)	(9.9)
Occupancy costs	(95,416)	6.8	(85,220)	2.6	10,196	12.0
Professional fees	(377,275)	26.8	(636,240)	19.5	(258,965)	(40.7)
Travel and business development	(1,611,485)	114.4	(236,112)	7.2	1,375,373	582.5
Other administrative expenses	(96,722)	6.9	(78,246)	2.4	18,476	23.6
Total expenses	(5,984,588)	424.9	(3,466,989)	106.4	2,517,599	72.6

Loss before income taxes	(4,576,119)	324.9	(207,693)	6.4	(4,368,426)	(2,103.3)
Income tax (expenses) benefits	(13,359)	0.9	524	0.0	13,883	2,649.4
Net loss	(4,589,478)	325.8	(207,169)	6.4	(4,382,309)	(2,115.3)

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

Revenues

Total revenues decreased significantly by 56.8% from US$3.3 million for the year ended March 31, 2023 to US$1.4 million for the year ended March 31, 2024. This decrease was mainly driven by significant decrease in our underwriting and placement income, brokerage commissions and handling income, partially offset by an increase in our advisory fees.

Advisory fees – Advisory fees increased from nil for the year ended March 31, 2023, to US$0.4 million for the year ended March 31, 2024. During the year ended March 31, 2024, to diversify our income, we have introduced a new type of investment advisory service. This initiative stemmed from identifying an opportunity to leverage our financial expertise and offer comprehensive advisory services to our customers. Through this new advisory business, we successfully onboarded two new customers, contributing to the US$0.4 million in advisory fees generated for the year ended March 31, 2024, compared to nil advisory revenue during the year ended March 31, 2023 when we did not offer these services.

Brokerage commissions – Brokerage commissions decreased significantly by 55.8%, from US$0.9 million for the year ended March 31, 2023, to US$0.4 million for the year ended March 31, 2024. The decrease was mainly attributed to reduced demand for securities brokerage activities in the United States market, resulting in a drop of 95.0% in trading on exchanges in the United States during the year ended March 31, 2024. Brokerage commissions related to exchanges in the United States decreased from US$0.4 million for the year ended March 31, 2023, to US$22,251 for the year ended March 31, 2024. Our active accounts related to exchanges in the United States decreased by 33.1%, from 257 for the year ended March 31, 2023, to 172 for the year ended March 31, 2024. In addition, the trading volume of our securities brokerage activities related to exchanges in the United States decreased from US$192.1 million for the year ended March 31, 2023, to US$13.5 million for the year ended March 31, 2024. With less participation in the market in the United States and a decline in trading volume, the weighted average commission rates related to exchanges in the United States decreased from 0.23% for the year ended March 31, 2023, to 0.17% for the year ended March 31, 2024.

In addition, brokerage commissions related to exchange in Hong Kong decreased to US$0.4 million for the year ended March 31, 2024, from US$0.5 million for the year ended March 31, 2023. Despite the weighted average commission rate slightly increasing from 0.32% for the year ended March 31, 2023, to 0.35% for the year ended March 31, 2024, the trading volume related to exchange in Hong Kong decreased from US$143.5 million for the year ended March 31, 2023, to US$107.9 million for the year ended March 31, 2024. With a decrease in demand for securities brokerage activities in both Hong Kong and the United States, and no engagement in other exchanges during the year ended March 31, 2024, our overall brokerage commissions decreased compared to the year ended March 31, 2023.

Underwriting and placement income – Underwriting and placement income decreased significantly by 90.3% from US$1.6 million for the year ended March 31, 2023, to US$0.2 million for the year ended March 31, 2024. This decline was primarily due to reduced underwriting and placement engagements during the year ended March 31, 2024. Specifically, we were involved in only 8 underwriting and placement projects, compared to 14 projects during the year ended March 31, 2023. The number of underwriting projects, which typically yield higher commissions as compared to placement engagements, dropped from 7 during the year ended March 31, 2023, to 3 during the year ended March 31, 2024.

In addition, the weighted average fee rate for equity shares decreased from 3.97% for the year ended March 31, 2023, to 2.11% for the year ended March 31, 2024. This significant drop in fee rates was driven by increased competitive pricing pressure, making us more challenging to secure new projects with higher commission fees.

Furthermore, deal sizes for equity shares and bonds decreased from US$23.1 million and US$40.9 million during the year ended March 31, 2023, to US$5.2 million and US$4.3 million during the year ended March 31, 2024, respectively. This reduction in deal sizes, as well as the decreased in the weighted average commission fees, contributed to the drop in underwriting and placement income. As of March 31, 2024, all related projects were completed with no outstanding obligations.

Introducing and referral income – Introducing and referral income slightly dropped by 4.9% from US$278,688 for the year ended March 31, 2023 to US$264,941 for the year ended March 31, 2024, primarily due to the smaller transactions that we facilitated during the year ended March 31, 2024.

Handling income – Handling income decreased by 65.5%, from US$0.4 million for the year ended March 31, 2023, to US$0.1 million for the year ended March 31, 2024. The decrease was mainly due to our reduced involvement in handling large transactions involving the transfer of physical shares held by customers to CCASS for custodian services in the second half of the financial year 2024.

Investment management fee income – Investment management fee income decreased from US$33,462 for the year ended March 31, 2023 to nil for the year ended March 31, 2024. Investment management fee income represented management fee charged which was calculated at 1% per annum of the net asset values of the respective funds we managed. Since the full redemption of the fund managed by us in February 2023, no performance fee income was recognized during the year ended March 31, 2024.

Interest income and others – Interest income and others decreased from US$0.1 million for the year ended March 31, 2023 to US$43,927 for the year ended March 31, 2024. The decrease was attributable to the decrease in government subsidies, specifically one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund amid the outbreak of COVID-19 amounted to US$50,822 during the year ended March 31, 2023.

Expenses

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees decreased significantly by 63.9% to US$69,735 for the year ended March 31, 2024 from US$0.2 million for the year ended March 31, 2023. The decrease was mainly due to the decline in revenue resulting in lower costs incurred during the year ended March 31, 2024.

Sub-underwriting and sub-placement fees – Sub-underwriting and sub-placement fees decreased to nil for the year ended March 31, 2024 from US$7,654 for the year ended March 31, 2023, mainly because we did not incur any sub-underwriting or sub-placement fees during the year ended March 31, 2024.

Compensation and benefits – Compensation and benefits expenses increased significantly by 56.3% from US$2.1 million for the year ended March 31, 2023 to US$3.3 million for the year ended March 31, 2024. The increase was mainly due to a share option compensation cost of US$1.9 million granted during the year ended March 31, 2024. Excluding the impact of the above for the year ended March 31, 2024, the salaries and contributions to the retirement benefit scheme paid to staff during the year ended March 31, 2024 decreased.

This decrease can be attributed to a decline in revenue-related commissions paid to our staff, by decreasing the amount from US$0.9 million for the year ended March 31, 2023 to US$0.5 million for the year ended March 31, 2024. Moreover, there was a decrease in the bonus payout by approximately US$0.3 million, contributing to the significant reduction in salaries and contributions to the retirement benefit scheme for the year ended March 31, 2024.

Communications and technology – Communications and technology expenses sharply increased by 275.9% from US$0.1 million for the year ended March 31, 2023 to US$0.4 million for the year ended March 31, 2024. The increase was mainly due to our effort to enhance operational efficiency through subscriptions to financial community networks and advanced IT operation systems, which aided in streamlining our daily operations. In addition, we subscribed to an application with advanced machine learning and data analysis technique to assist us in delivering more accurate and reliable trading recommendations.

Depreciation – Depreciation expenses remained consistent from US$10,455 for the year ended March 31, 2023 to US$9,421 for the year ended March 31, 2024, as we did not make significant investment in property, plant and equipment during the year ended March 31, 2024.

Occupancy costs – Occupancy costs increased from US$85,220 for the year ended March 31, 2023 to US$95,416 for the year ended March 31, 2024, primarily due to an increase in building management fees and government rates.

Professional fees – Professional fees decreased by 40.7% from US$0.6 million for the year ended March 31, 2023 to US$0.4 million for the year ended March 31, 2024. The decrease was mainly because a reduction in fees previously associated with the setup and annual charges related to a fund managed by us under our investment management business, and a decrease in our audit fee for the consolidated financial statements during the year ended March 31, 2024.

Travel and business development – Travel and business development expenses increased sharply by 582.5% from US$0.2 million for the year ended March 31, 2023 to US$1.6 million for the year ended March 31, 2024. The increase was primarily driven by (i) substantial public relations and marketing expenditures with approximately US$0.9 million, reflecting our dedicated investment in a brand revitalization proposal and the planning of a comprehensive public relations strategy, indicating a strong commitment to enhancing brand image and expanding market visibility; and (ii) marketing expenses of US$0.5 million for a closing bell ceremony on the listing in the NASDAQ.

Other administrative expenses – Other administrative expenses increased by 23.6% from US$78,246 for the year ended March 31, 2023 to US$0.1 million for the year ended March 31, 2024. The increase was mainly due to foreign exchange losses arising from inter-bank transfers and the increase in expected credit loss on our receivables, other assets, and amounts due from a related party during the year ended March 31, 2024.

Loss before income taxes

We had a loss before income taxes of US$4.6 million for the year ended March 31, 2024, compared to US$0.2 million for the year ended March 31, 2023. The significant increase in loss before income taxes was primarily driven by a decline in overall revenue. In addition, investments in advanced IT systems and increased marketing expenses to drive operational efficiency and brand development contributed to higher expenses during the year ended March 31, 2024. These factors collectively influenced our loss before income tax for the year ended March 31, 2024.

Income tax (expense) benefits

Income tax benefits changed from US$524 for the year ended March 31, 2023 to income tax expenses US$13,359 for the year ended March 31, 2024. The change was primarily due to the increase in current tax expenses related to the profits generated by our subsidiary in Hong Kong as we have exhausted all available tax losses carried forward from previous years to offset against current year taxable profits. In addition, the change was offset by an increase in deferred tax assets related to temporary differences in depreciation of property and equipment and allowances for expected credit losses.

Net loss

As a result of the foregoing factors, net loss increased by 2,115.3% from US$0.2 million for the year ended March 31, 2023 to US$4.6 million for the year ended March 31, 2024.

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

The following table summarizes the results of our operations during the fiscal years ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended, March 31,
	2023		2022		Variance
	US$	% of total revenues	US$	% of total revenues	Amount	%
Revenues:
Brokerage commissions	811,169	24.8	741,336	32.1	69,833	9.4
Brokerage commissions-related parties	89,743	2.8	735,401	31.9	(645,658)	(87.8)
Underwriting and placement income	1,574,613	48.3	355,371	15.4	1,219,242	343.1
Introducing and referral income	278,688	8.6	210,009	9.1	68,679	32.7
Handling income	367,873	11.3	176,480	7.7	191,393	108.5
Handling income-related parties	2,275	0.1	498	0.0	1,777	356.8
Investment management fee income	30,622	0.9	21,368	0.9	9,254	43.3
Investment management fee income – related parties	2,840	0.1	1,793	0.1	1,047	58.4
Interest income and others	91,311	2.8	58,587	2.5	32,724	55.9
Interest income and others-related parties	10,162	0.3	5,593	0.3	4,569	81.7
Total revenues	3,259,296	100.0	2,306,436	100.0	952,860	41.3

Expenses:
Brokerage, clearing and exchange fees	(193,135)	6.0	(745,557)	32.3	(552,422)	(74.1)
Sub-underwriting and sub-placement fees	(7,654)	0.3	(123,186)	5.3	(115,532)	(93.8)
Compensation and benefits	(2,103,492)	64.5	(1,412,080)	61.2	691,412	49.0
Communications and technology	(116,435)	3.6	(111,832)	4.8	4,603	4.1
Depreciation	(10,455)	0.3	(5,122)	0.2	5,333	104.1
Occupancy costs	(85,220)	2.6	(49,470)	2.1	35,750	72.3
Professional fees	(636,240)	19.5	(107,122)	4.7	529,118	493.9
Travel and business development	(236,112)	7.2	(158,185)	6.9	77,927	49.3
Other administrative expenses	(78,246)	2.4	(100,141)	4.4	(21,895)	(21.9)
Other administrative expenses-related party	-	-	(3,854)	0.2	(3,854)	(100.0)
Total expenses	(3,466,989)	106.4	(2,816,549)	122.1	650,440	23.1

Loss before income taxes	(207,693)	6.4	(510,113)	22.1	302,420	59.3
Income tax benefits (expenses)	524	0.0	(792)	0.0	(1,316)	(166.2)
Net loss	(207,169)	6.4	(510,905)	22.1	303,736	59.5

Revenues

Total revenues increased significantly by 41.3% from US$2.3 million for the year ended March 31, 2022 to US$3.3 million for the year ended March 31, 2023. This increase was mainly driven by significant increase in our underwriting and placement income and partly offset by decrease in our brokerage commissions.

Brokerage commissions – Brokerage commissions decreased by 39.0% from US$1.5 million for the year ended March 31, 2022 to US$0.9 million for the year ended March 31, 2023. The decrease in brokerage commissions was mainly because our customers engaged in fewer securities brokerage activities as a result of a drop in liquidity and relatively poor performance of the market during the year ended March 31, 2023. The decrease in brokerage commissions related to exchange in Hong Kong was in line with the overall decrease in the trading volume of SEHK which dropped from US$4.7 trillion for the year ended March 31, 2022 to US$3.8 trillion for the year ended March 31, 2023. In addition, the decrease in brokerage commissions related to exchanges in the United States was a direct result of the underperformance of China concept stocks listed on NASDAQ during the year ended March 31, 2023. The NASDAQ Golden Dragon China Index, which is an index summarizing the overall performance of those China concept stocks on which our customers mainly traded, gradually dropped from 15,958 on April 1, 2021 to 7,294 as of March 31, 2023. The negative return of these stocks in general resulted in a sharp decrease in our securities brokerage activities in exchanges in the United States. The trading volume related to exchanges in Hong Kong and the United States executed by us decreased from US$807 million for the year ended March 31, 2022 to US$336 million for the year ended March 31, 2023. The weighted average commission rates related to exchanges in Hong Kong and the United States increased from 0.21% and 0.17% for the year ended March 31, 2022 to 0.32%, and 0.23% for the year ended March 31, 2023. This was because during the year ended March 31, 2023, we were engaged in more securities brokerage activities in the primary market in which we normally charged a higher commission rate when compared to the secondary market. The decrease in weighted average commission rate related to exchanges in the United States for related parties between the years ended March 31, 2023 and 2022 was because during the year ended March 31, 2023, we charged a lower commission rate at 0.05%, when compared to 0.1% during the year ended March 31, 2022, against one related party, Lau Kam Yan, Karen and her spouse, who accounted for 89.4% of all trading volume related to exchanges in the United States engaged by related parties for the year ended March 31, 2023.

Underwriting and placement income – Underwriting and placement income increased significantly by 343.1% from US$0.4 million for the year ended March 31, 2022 to US$1.6 million for the year ended March 31, 2023. This was primarily because we were engaged in more underwriting and placement activities. During the year ended March 31, 2022, we were engaged in 8 underwriting and placement projects, compared to 14 underwriting and placement projects during the year ended March 31, 2023. The increase in weighted average fee rate for equity shares between the years ended March 31, 2023 and 2022, was mainly because during the year ended March 31, 2023, there was an underwriting project which accounted for approximately 33.8% of the overall underwriting and placement income for the year and generated a fee rate of 4.00%. The weighted average fee rate related to bonds and other instruments decreased from 6.00% for the year ended March 31, 2022 to 1.62% for the year ended March 31, 2023 since we managed to undertake more underwriting and placement services for bonds and other instruments during the year ended March 31, 2023 with more diversified fee rates, as compared to only one project engaged during March 31, 2022 with dominant fee rate at 6.00%. As of March 31, 2023, all related projects were completed with no outstanding obligations.

Introducing and referral income – Introducing and referral income increased by 32.7% from US$0.2 million for the year ended March 31, 2022 to US$0.3 million for the year ended March 31, 2023, primarily because we utilized our network more efficiently by engaging with more parties on the introducing and referral activities. More specifically, during the year ended March 31, 2023, there is one counterparty who contributed more than half of the introducing and referral income and generated revenue of US$0.2 million. As of March 31, 2023, all introducing and referral activities were duly completed with no outstanding obligations.

Handling income – Handling income increased from US0.2 million for the year ended March 31, 2022 to US$0.4 million for the year ended March 31, 2023. The increase was mainly due to the increase in handling income related to custodian services by US$0.3 million of which the impact was partly offset by the decrease in handling income related to dividend collection by US$0.1 million between the years ended March 31, 2022 and 2023. The increase in handling income related to custodian services was mainly because we were more actively engaged in transferring the physical shares held by customers to CCASS for custodian services. During the year ended March 31, 2023, shares with value of US$114 million were handled, compared to shares with value of US$44 million being handled during the year ended March 31, 2022. At the same time, the weighted average fee rate related to custodian services also increased from 0.08% for the year ended March 31, 2022, to 0.29% for the year ended March 31, 2023.

Investment management fee income - In relation to investment management fee income recognized for the years ended March 31, 2022 and 2023, the entire income represented management fee charged which was calculated at 1% per annum of the net asset values of the respective funds we managed. The increase in investment management fee income was because we only launched our asset management business in July 2021, thus only 9-months results were captured during the year ended March 31, 2022. No performance fee income was recognized during the year ended March 31, 2023.

Interest income and others – Interest income and others increased from US$64,180 for the year ended March 31, 2022 to US$101,473 for the year ended March 31, 2023. The increase was attributable to the increase in government subsidies, which were one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund amid the outbreak of COVID-19, from nil for the year ended March 31, 2022 to US$50,822 for the year ended March 31, 2023.

Expenses

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees decreased significantly by 74.1% to US$0.2 million for the year ended March 31, 2023 from US$0.7 million for the year ended March 31, 2022. The decrease was largely because of the fact that during the year ended March 31, 2023, we brought some of our broker dealers in as our in house staff in order to gain a better control on their productivities and provide a more stable workforce. Their related reimbursements of US$0.5 million for the year ended March 31, 2022 were recognized under brokerage, clearing and exchange fees whilst their related reimbursements for the year ended March 31, 2023 were recognized under compensation and benefits instead. To the contrary of the decrease in brokerage, clearing and exchange fees, compensation and benefits increased significantly by 49.0% from US$1.4 million for the year ended March 31, 2022 to US$2.1 million for the year ended March 31, 2023. The decrease in brokerage, clearing and exchange fees was further contributed by a decrease in exchange fees of US$53,467 charged in relation to corporate actions of stocks held by our customers. Such decrease was consistent with the decrease in our handling income related to dividend collection.

Sub-underwriting and sub-placement fees – Sub-underwriting and sub-placement fees decreased by 93.8% to US$7,654 for the year ended March 31, 2023 from US$123,186 for the year ended March 31, 2022. The sub-underwriting and sub-placement fees decreased since we were engaged in deals of which we hold a less prominent role, i.e., placing agent rather than lead manager. Fewer sub-underwriting or sub-placement functions were required accordingly.

Compensation and benefits – Compensation and benefits expenses increased significantly by 49.0% from US$1.4 million for the year ended March 31, 2022 to US$2.1 million for the year ended March 31, 2023. The increase was mainly due to commissions of US$815,581 being paid to our staff during the year ended March 31, 2023 who were contracted as our broker dealers during the year ended March 31, 2022 of which the charges were recognized under brokerage, clearing and exchange fees.

Communications and technology – Communications and technology expenses keep stable at US$0.1 million for the years ended March 31, 2023 and 2022.

Depreciation – Depreciation expenses increased by 104.1% from US$5,122 for the year ended March 31, 2022 to US$10,455 for the year ended March 31, 2023, which was a result of addition of property and equipment of US$22,194 during the year ended March 31, 2023.

Occupancy costs – Occupancy costs increased by 72.3% from US$49,470 for the year ended March 31, 2022 to US$85,220 for the year ended March 31, 2023, primarily due to an increase in the office rent as a result of us moving into a new office premise situated at Unit 201, 2/F, China Insurance Building, No. 141 Des Voeux Road Central, Hong Kong, of which the tenancy agreement was signed in March 2022.

Professional fees – Professional fees increased significantly by 493.9% from US$0.1 million for the year ended March 31, 2022 to US$0.6 million for the year ended March 31, 2023. The sharp increase was mainly because a fee of US$0.5 million was incurred during the year ended March 31, 2023 in relation to the audit of our consolidated financial statements. The increase in professional fees was further contributed by an increase in set-up and annual fees of US$45,659 charged in relation to a fund we managed under investment management business.

Travel and business development – Travel and business development expenses increased by 49.3% from US$158,185 for the year ended March 31, 2022 to US$236,112 for the year ended March 31, 2023. The increase was a result of entertainment and travel activities being recovered and resumed during the year ended March 31, 2023 under the ease of social distance measures introduced by the Hong Kong Government as a result of the outbreak of COVID-19.

Other administrative expenses – Other administrative expenses decreased by 24.8% from US$103,995 for the year ended March 31, 2022 to US$78,246 for the year ended March 31, 2023. The decrease was mainly due to bank charges of US$22,981 incurred for the set-up and maintenance of new bank and custodian accounts during the year ended March 31, 2022 while no such fees incurred during the year ended March 31, 2023.

Loss before income taxes

We had a loss before income taxes of US$0.2 million and US$0.5 million for the year ended March 31, 2023 and 2022, respectively. The decrease in loss before income taxes was largely contributed by the increase in underwriting and placement revenue which was further a result of the increase in underwriting and placement activities during the year ended March 31, 2023.

Income tax benefits (expenses)

Income tax benefits (expenses) changed from US$792 expense for the year ended March 31, 2022 to US$524 benefits for the year ended March 31, 2023. The change was primarily due to the increase in deferred tax assets related to temporary differences on depreciation of property and equipment.

Net loss

As a result of the foregoing factors, net loss decreased by 59.3% from US$0.5 million for the year ended March 31, 2022 to US$0.2 million for the year ended March 31, 2023.

B. Liquidity and Capital Resources

Prior to our initial public offering on December 1, 2023, our principal sources of liquidity to finance our operating activities were from the financings provided by our related parties and major shareholders.

On December 1, 2023, we completed our initial public offering on the NASDAQ. In this offering, 2,500,000 ordinary shares were issued at a price of US$4 per share. In addition, we entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price of US$4 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 375,000 ordinary shares at the public offering price of US$4 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling US$11.5 million, before deducting underwriting discounts and offering expenses.

As of March 31, 2024, we had US$8.9 million in cash, cash equivalents and restricted cash, out of which US$7.7 million was held in Hong Kong dollars, and the rest was held in U.S. dollars and other currencies. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

We believe that our current cash, cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of March 31, 2024 and the actual amounts of capital maintained.

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,345	$1,640,332	$1,256,987	428%
I Win Asset Management Limited(1)	12,778	72,452	59,674	567%
Total	$396,123	$1,712,784	$1,316,661	432%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2024 reflects the position as submitted in its regulatory return as of December 2023.

Capital requirements as of March 31, 2023

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$382,167	$771,083	$388,916	202%
I Win Asset Management Limited(1)	12,739	76,306	63,567	599%
Total	$394,906	$847,389	$452,483	215%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2023 reflects the position as submitted in its regulatory return as of December 2022.

Capital requirements as of March 31, 2022

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,022	$1,449,481	$1,066,459	378%
I Win Asset Management Limited(1)	12,767	38,174	25,407	299%
Total	$395,789	$1,487,655	$1,091,866	376%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2022 reflects the position as submitted in its regulatory return as of December 2021.

As of March 31, 2024, 2023 and 2022, all our Operating Subsidiaries were in compliance with their respective regulatory capital requirements. We consider ourselves having strong and adequate capital resources to carry out our operations.

Cash Flows

The following table sets forth a summary of our cash flows for the year ended March 31, 2024, 2023 and 2022 as indicated.

	For the Years Ended, March 31,
	2024	2023	2022
	US$	US$	US$
Net cash used in operating activities	(7,090,770)	(1,876,296)	(6,920,029)
Net cash used in investing activities	(1,448)	(22,194)	(18,313)
Net cash provided by (used in) financing activities	9,693,950	388,346	(35,431)
Effect of exchange rates on cash and restricted cash	19,270	(15,458)	(85,440)
Net increase (decrease) in cash and restricted cash	2,621,002	(1,525,602)	(7,059,213)
Cash and restricted cash, beginning of year	6,317,200	7,842,802	14,902,015
Cash and restricted cash, end of year	8,938,202	6,317,200	7,842,802

Operating activities

Net cash used in operating activities for the year ended March 31, 2024 was US$7.1 million, as compared to the net loss of US$4.6 million. The difference was primarily attributable to (i) advance payment of US$6.3 million made to secure future I.T. and marketing services, aimed at enhancing operational efficiency and facilitating brand building initiatives; (ii) share based compensation expenses of US$1.9 million; (iii) a decrease of US$1.2 million in receivables from customers and a decrease of US$1.5 million in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereby on March 31, 2024, our customers left less cash with us in the designated accounts for their securities brokerage transactions; and (iv) a decrease of US$4.0 million in receivables from broker-dealers and clearing organizations and a decrease of US$1.9 million in payables to broker-dealers and clearing organizations, which were because there were less unsettled trades on trade-date basis related to exchange in Hong Kong and less cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities.

Net cash used in operating activities for the year ended March 31, 2023 was US$1.9 million, as compared to the net loss of US$0.2 million. The difference was primarily attributable to (i) an increase of US$0.6 million in receivables from customers and an increase of US$0.8 million in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereby on March 31, 2023, our customers placed more cash with us in the designed accounts for their securities brokerage transactions; and (ii) an increase of US$3.4 million in receivables from broker-dealers and clearing organizations and an increase of US$1.6 million in payables to broker-dealers and clearing organizations, which were because there were more unsettled trades on trade-date basis related to exchange in Hong Kong and more cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities in the United States.

Net cash used in operating activities for the year ended March 31, 2022 was US$6.9 million, as compared to the net loss of US$0.5 million. The difference was primarily attributable to (i) a decrease of US$6.0 million in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereby on March 31, 2022, our customers left less cash with us in the designed accounts for their securities brokerage transactions; and (ii) a decrease of US$0.5 million in receivables from broker-dealers and clearing organizations and a decrease of US$0.9 million in payables to broker-dealers and clearing organizations, which were because we settled the payable balances with our broker-dealers more promptly near the year end date.

Investing activities

Net cash used in investing activities for the years ended March 31, 2024, 2023 and 2022 was US$1,448, US$22,194 and US$18,313 respectively, which was fully spent on the purchase of property and equipment.

Financing activities

Net cash provided by financing activities for the year ended March 31, 2024 was US$9.7 million. This was primarily due to net proceeds from issuance of common share pursuant to IPO of US$10.1 million, offset by payment of offering costs related to IPO prior to the completion of our IPO on December 1, 2023 of US$0.4 million.

Net cash provided by financing activities for the year ended March 31, 2023 was US$0.4 million. This was primarily due to deposit of US$0.8 million received from a group of investors who were to subscribe for our ordinary shares. The balance was partially offset by payment of offering costs related to IPO of US$0.4 million.

Net cash used in financing activities for the year ended March 31, 2022 was US$35,431. This was primarily spent on offering costs related to IPO of US$35,970 and partially offset by financings obtained from related parties of US$539.

Contractual obligations

As of March 31, 2024, our contractual obligations were as follows:

Contractual obligations	Less than 1 year	Between 1-2 years	Over 3 years	Total
	US$	US$	US$	US$
Operating lease commitment	102,225	122,670	81,780	306,675

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – B. Business Overview”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended March 31, 2024 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) receivables from customers, (iii) receivables from broker-dealers and clearing organization, (iv) payables to customers, (v) payables to broker-dealers and clearing organizations (vi) share based compensation expenses and (vii) income taxes. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 – Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis.

We adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on our receivables from broker-dealers and clearing organizations, starting from April 1, 2023, and records the allowance for expected credit losses as an offset to receivables from broker-dealers and clearing organizations, and the estimated credit losses charged to the allowance is classified as “other administrative expenses” in these consolidated statements of operations and comprehensive loss. We assess collectability by reviewing receivables from broker-dealers and clearing organizations on a collective basis where similar characteristics exist or on an individual basis when we identify specific broker-dealers and clearing organizations with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, we consider historical collectability based on past due status, the age of the balances of receivables from broker-dealers and clearing organizations, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from counterparties. Under this accounting guidance, we measure credit losses on our receivables from broker-dealers and clearing organizations using the current expected credit loss model under ASC 326. We conclude that there is no impact over the initial adoption of current expected credit loss model, which should be treated as cumulative-effect adjustment on accumulated deficits as of April 1, 2023. As of March 31, 2024 and 2023, no allowance for expected credit losses were recorded, respectively.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis, those not yet settled by customers on settlement dates and other brokerage commission receivables related to primary market; (ii) fee receivables related to underwriting and placement activities, introducing and referral services and investment management services provided.

We adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on our receivables from customers, starting from April 1, 2023, and records the allowance for credit losses as an offset to receivables from customers, and the estimated credit losses charged to the allowance is classified as “other administrative expenses” in these consolidated statements of operations and comprehensive loss. We assess collectability by reviewing receivables from customers on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, we consider historical collectability based on past due status, the age of the balances of receivables from customers, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from counterparties. Under this accounting guidance, we measure credit losses on our receivables from customers using the current expected credit loss model under ASC 326. We conclude that there is no impact over the initial adoption of current expected credit loss model, which should be treated as cumulative-effect adjustment on accumulated deficits as of April 1, 2023. As of March 31, 2024 and 2023, we provided allowance for expected credit losses of $6,641 and nil, respectively.

Share based compensation expenses

We use the fair value method of accounting for the share options granted to directors and employees to measure the cost of services received in exchange for share based awards. We have selected the binominal option-pricing model as the most appropriate fair value method for our option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. We estimate the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors and employees are required to provide service in exchange for the awards. Share-based compensation expense is recognized on a graded vesting basis, net of estimated forfeitures. During the years ended March 31, 2024, 2023 and 2022, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of our share based compensation expenses were $1,871,499, nil and nil, respectively.

In accordance with ASC 718, modifications to stock-based awards are accounted for as exchanges of the original awards for new awards. The incremental fair value, which is the difference between the fair value of the modified award and the original award immediately before modification, is measured at the modification date. This incremental fair value is recognized immediately as compensation cost for vested awards. For unvested awards, the incremental compensation cost, along with any remaining unrecognized compensation cost of the original award, is recognized over the remaining requisite vesting period.

Valuation allowance against deferred tax assets

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

As of March 31, 2024 and 2023, we had net operating loss carryforwards indefinitely of US$1,300,259 and US$611,394, respectively, which fully arose from the subsidiaries established in Hong Kong and can be carried forward indefinitely against future assessable profits. Due to the successive years of losses recognized by the Hong Kong subsidiaries, we are uncertain when these net operating losses can be utilized. As a result, we provided a 100% allowance on deferred tax assets on net operating losses of US$214,543 and US$52,750 related to the Hong Kong subsidiaries as of March 31, 2024 and 2023, respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers, directors and other key employee as of the date hereof:

Name	Age	Position(s)
Sze Ho, CHAN	36	Director, Chief Executive Officer, and Interim Chief Financial Officer
Ngan Sammy, SHUM	44	Director
Wai Lok Raymond, FONG	48	Consultant
Sheung Chi Steven, WU	44	Independent Director, Chair of Audit Committee
B Ray Billy, TAM	56	Independent Director, Chair of Compensation Committee
Kevin, GUAN	37	Independent Director, Chair of Nominating Committee
Kit Wa, TO	50	Independent Director

Sze Ho, CHAN, Director, Chief Executive Officer, and Interim Chief Financial Officer

Mr. Sze Ho CHAN is our Director, Chief Executive Officer, and Interim Chief Financial Officer. Mr. Chan also serves as the Director of I Win Securities. On April 1, 2024, the Board of Directors accepted the resignation of Mr. Ting Hei Lee, our former Chief Financial Officer, and appointed Mr. Chan as the Interim Chief Financial Officer. Mr. Chan is licensed as the Responsible Officer for Type 1 regulated activities. Mr. Chan has more than 11 years of experience in the financial services industry, covering the area of margin financing, securities trading, asset management, and wealth management. Prior to joining I Win Securities in December 2020, Mr. Chan worked in the Wealth Management division of CMBC Securities Company Limited, as its Senior Manager, from January 2018 to July 2020. Prior to joining CMBC Securities Company Limited, Mr. Chan served as the Manager of the Wealth Management division of CITICS Securities International, from July 2011 to July 2017. Mr. Chan received a Bachelor of Construction Engineering and Management from the City University of Hong Kong in 2010 and a High Diploma in Building Technology and Management from the Hong Kong Polytechnic University in 2007.

Ngan Sammy, SHUM, Director

Mr. Ngan Sammy SHUM is our Director. Mr. Shum also serves as the Director of I Win Securities and I Win Asset Management. Mr. Shum is licensed as the Responsible Officer for Type 1,4, and 9 regulated activities. Mr. Shum has more than 18 years of experience in the financial services industry, in particular, equity sales, securities trading, investment management, and asset management. Prior to joining I Win Securities on April 2021, he served as the Senior Vice President of Haitong Securities International Securities Group (“Haitong”), where he worked from May 2004 to March 2021. At Haitong, Mr. Shun led a sales team to serve high-net-worth investors, corporate clients, and listed companies in corporate finance, IPO, and equity and future transactions and participated in more than 12 IPO projects and 2 major shareholder margin loan financing with total deal size more than HK$ 10 billion. Before Haitong, Mr. Shum worked as an officer in Wing Lung Bank from August 2003 to April 2004. Mr. Shum is a member of CPA Australia. Mr. Shum received a Bachelor of Business Administration and EMBA from the Chinese University of Hong Kong in 2003 and 2019, respectively.

Wai Lok Raymond, FONG, Consultant

Mr. Wai Lok Raymond, FONG is our consultant. Mr. Fong served as the Director of Garden Stage from August 11, 2022 to April 1, 2024. Mr. Fong served as the director of I Win Securities from June 2018 to April 1, 2024, and has been acting as the director of I Win Asset Management since January 2021 and has been responsible for establishing I Win Asset Management and the development of our asset management service. Mr. Fong is licensed as the Responsible Officer for Type 1, 4, and 9 regulated activities. Mr. Fong has more than 22 years of experience in the financial services industry, with a proven track of participating in over 110 IPO underwriting and placement projects and extensive experience in asset management and wealth management. Prior to joining I Win Securities in June 2018, Mr. Fong served as the Responsible Officer in various financial service companies in Hong Kong: Head & Shoulders Securities Limited from May 2017 to June 2018, Run Investment Service Limited from December 2016 to April 2017, Convoy Investment Services from January 2012 to December 2016, Shining Securities Company Limited from April 2009 to December 2011. In his early career, he worked as manager in various financial service companies, including VC Brokerage Limited from June 2008 to March 2009 and Tai Fook Securities Company Limited from Feb 2000 to April 2005. Mr. Fong is a Chartered Financial Analyst (“CFA”) of CFA Institute. He received his Bachelor of Business Administration and Master of Philosophy in Economics from Hong Kong Baptist University in 1997 and 2000; and a Bachelor of Law in Chinese Law from Tsinghua University in 2007.

Kevin, GUAN, Independent Director

Mr. Kevin GUAN is an independent Director and the chairman of the nominating committee and a member of the audit committee and compensation committee. Mr. Guan currently serves as the Vice President of JD Finance-Eastrich Holdings Corporation, a subsidiary of JD.com (NASDAQ: JD), since July 2017 to present. Prior to that, from May 2015 to July 2017, Mr. Guan served as the Senior Manager of Business Development of Landsea Holdings Corporation (NASDAQ: LSEA). From March 2013 to July 2015, Mr. Guan served as the Staff Accountant of Crystal Window & Door System Ltd. Mr. Guan is a Certified Public Accountant (CPA) and Certified Financial Planner in the United States. Mr. Guan received a Bachelor of Business Administration in Accounting and a Master in Business Administration from CUNY-Baruch College.

B Ray Billy, TAM, Independent Director

Mr. B Ray Billy TAM is an independent Director and the chairman of the nominating committee and a member of the audit committee and compensation committee. Mr. Tam has been a practicing solicitor in Hong Kong since December 1993 and has over 25 years of experience in law with practical experience in corporate finance, regulatory compliance, and general commercial matters. In July 1998, Mr. Tam established his own law firm, Ho & Tam, Solicitors, and is currently the partner of the firm. Before founding Ho & Tam, Solicitors, Mr. Tam was a partner and consultant of Vincent T.K. Cheung, Yap & Co., a Hong Kong law firm, since January 1996. Mr. Tam currently serves as an Independent Non-Executive Director of Superrobotics Limited (stock code: 8176.HK), since March 2012. Mr. Tam was also the Independent Non-Executive Director of China Fortune Financial Group Limited (stock code: 290. HK), Independent Non-Executive Director of Silk Road Energy Services Group Ltd. (stock code: 8250.HK), Independent Non-Executive Director of Crown International Corporation Limited (stock code: 727.HK), Non-Executive Director of Larry Jewellery International Company Limited (stock code: 8351.HK), and Non-Executive Director of Milan Station Holdings Limited (stock code: 1150.HK), which he resigned on December 2016, June 2014, March 2022, September 2014, and March 2017 respectively. Mr. Tam holds a Bachelor of Laws from the University of London, a Bachelor Degree of PRC Law from Tsinghua University; a Master Degree of Laws from the University of Hong Kong and a Master Degree in Business Administration (EMBA Programme 2013) from the Chinese University of Hong Kong.

Sheung Chi Steven, WU Independent Director

Mr. Sheung Chi Steven, WU, is an independent Director, and the chairman of the audit committee, and a member of the compensation committee and nominating committee. Mr. Wu has over 20 years of experience in audit, financial analysis, corporate finance, IPO, M&A, and compliance. Mr. Wu is a fellow of the Association of Certified Public Accountant since 2012 and a member of the Hong Kong Institute of Certified Public Accountants since 2007.

Mr. Wu started his career as a staff accountant at Ernst & Young Hong Kong from November 2003 to June 2005. From July 2005 to August 2007, he worked as a senior accountant at Deloitte Touche Tohmatsu Hong Kong. In addition to his career in the “big four” accounting firms, he had extensive experience in deal origination & execution of various IPOs and fundraising exercises. Mr. Wu is highly experienced with compliance related matters, from his senior positions (based on his last position held) in various financial service companies in Hong Kong, including but not limited to: as the Assistant Manager of Anglo Chinese Corporate Finance, Limited from September 2007 to September 2009, as the Manager of China Merchants Securities (HK) Co., Limited from September 2009 to June 2011, as the Senior Vice President of RHB OSK Capital Hong Kong Limited from December 2011 to June 2014, as the Associate Director of Shenwan Hongyuan Enterprises (H.K.) Limited from June 2014 to July 2015, as the Director of RHB Capital Hong Kong Limited from July 2015 to October 2017, as the Managing Director of South China Finance and Management Limited from October 2017 to June 2020, as the Managing Director of Huabang Financial Holdings Limited from August 2020 to June 2021, and as the Director of Vinco Financial Group Limited from September 2021 to June 2022. He has been the Managing Director of Taihe Securities (Hong Kong) Limited from June 2022 to September 2023. Mr. Wu obtained a Bachelor of Electrical & Electronic Engineering from Imperial College London in the United Kingdom in August 2002.

Kit Wa, TO, Independent Director

Dr. Kit Wa TO is an independent Director and a member of the compensation committee, the audit committee, and nominating committee. Since March 2022, Dr. To serves as the Laboratory Director of Zhong Ji Longevity Science Group Limited (stock code: 767.HK). Dr. To is currently the Independent Non-Executive Director of Fusen Pharmaceutical Company Limited (stock code: 1652.HK). From March 2015 to June 2020, Dr. To worked as a Senior Research Assistant and conducted research in the Laboratory of Biomedical Imaging and Signal Processing in the Department of Electrical and Electronic Engineering, the University of Hong Kong. Dr. To served as an account executive at ACI Group (Hong Kong) Limited from 1996 to 1998. She was a marketing executive at Tak Hing Manufacturing Company Limited from 1999 to 2000 and rejoined as an executive secretary from 2003 to 2004. She then worked as a senior secretary in Belief Wealth Management Co. in 2009. Thereafter, Dr. To joined Winsor (Hong Kong) Limited as an assistant manager to supervise a group of research assistants for the daily operation of a laboratory from 2010 to 2013. Dr. To obtained a Bachelor of Science in General Biology in 1996, a Master of Philosophy in 2002, and a Doctor of Philosophy in Cancer Biology in 2007 from the University of Hong Kong. She also received the Certificate and the Diploma of Marketing from HKU School of Professional and Continuing Education in 2000 and 2001 respectively.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers and/or Directors.

On November 21, 2022, we entered into Employment Agreements as supplemented by the Supplemental Employment Agreements dated April 24, 2023 and the Second Supplemental Employment Agreement dated April 1, 2024 (collectively, the “Employment Agreements with Mr. Chan”) with our Director, Chief Executive Officer, and Interim Chief Financial Officer, Mr. Sze Ho CHAN. On November 21, 2022, we also entered into Employment Agreement with our Director, Mr. Ngan Sammy Shum. Both Mr. Chan and Mr. Shum are considered the Named Executive Officers. The initial terms of employment under the Employment Agreements with Mr. Chan and the Employment Agreement with Mr. Shum are for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Employment Agreements with our named executive officers shall be automatically extended for successive one-year terms.

Pursuant to the Employment Agreements with Mr. Chan, while he is serving as our director, CEO, and Interim CFO, he receives a cash compensation of HKD 60,000 per month until a suitable candidate to fill the position of full-time CFO is found. We have also granted him share options as part of his overall compensation, according to the Supplemental Employment Agreement entered into on April 24, 2023. Pursuant to the Employment Agreement with Mr. Shum, he does not receive any cash compensation in his capacity as the director of Garden Stage.

Garden Stage is entitled to terminate the Employment Agreements with the Named Directors and Executives for cause at any time without remuneration for certain acts of the senior executives, such as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to the Company and our group of companies. Each Named Directors and Officers agrees that we shall own all the intellectual property developed by a such officer during his or her employment. Each Named Directors and Officers has agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for the Named Directors and Officers’ benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each Named Directors and Officers has agreed not to, for a certain period following termination of his or her employment, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the group or in the habit of dealing with the group, and use a name including the words of “I Win”, “I Win Financial”, “I Win Brokers”, “I Win Financial Group” or any other words hereafter used by the us in its name or in the name of any of its products, services or their derivative terms.

Employment Agreements

On November 21, 2022, Garden Stage entered Employment Agreements as supplemented by the Supplemental Employment Agreements entered into on April 24, 2023 (collectively, the Employment Agreements) with: (a) Director, Chief Executive Officer and interim Chief Financial Officer, Mr. Sze Ho, CHAN; (b) former Chief Financial Officer, Mr. Ting Hei, LEE; (c) former Director, Mr. Wai Lok Raymond, FONG; and (d) Director, Mr. Ngan Sammy, Shum, respectively (Mr. Chan and Mr. Shum are collectively referred as the Named Directors and Officers). The initial term of employment under the Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Employment Agreements shall be automatically extended for successive one-year terms.

Pursuant to the Employment Agreements, Mr. Chan, Mr. Lee, Mr. Fong and Mr. Shum will not receive cash compensation in their capacity as the director and/or officers of Garden Stage. Instead, we granted share options to Mr. Chan, Mr. Lee and Mr. Fong as part of their overall compensation on April 24, 2023, pursuant to the Supplemental Employment Agreements.

Garden Stage is entitled to terminate the Employment Agreements with the Named Directors and Executives for cause at any time without remuneration for certain acts of the senior executives, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to the Company and our group of companies. Each Mr. Chan, Mr. Lee, Mr. Fong and Mr. Shum agrees that we shall own all the intellectual property developed by a such officer during his or her employment. Each Mr. Chan, Mr. Lee, Mr. Fong and Mr. Shum has agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for the their benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each Mr. Chan, Mr. Lee, Mr. Fong and Mr. Shum has agreed not to, for a certain period following termination of his or her employment, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the group or in the habit of dealing with the group, and use a name including the words of “I Win”, “I Win Financial”, “I Win Brokers”, “I Win Financial Group” or any other words hereafter used by the us in its name or in the name of any of its products, services or their derivative terms.

On April 1, 2024, the Company accepted the resignation of Mr. Ting Hei, LEE as the Chief Financial Officer of the Company, which came into effect the same day. Mr. Lee is resigning for personal reasons and his decision to resign was not as a result of any disagreements with the Board of the Company on any matter. Mr. Lee is currently serving as the manager in I Win Securities.

On April 1, 2024, Garden Stage Limited entered into Second Supplemental Employment Agreement with Mr. Chan. Pursuant to which, while Mr. Chan is serving as our director, CEO, and Interim CFO, he receives a cash compensation of HKD 60,000 per month until a suitable candidate to fill the position of full-time CFO is found.

Effective April 1, 2024, Mr. Wai Lok Raymond, FONG has resigned as a director of the Company. On the same date, the Company entered into the Resignation Agreement and Consulting Arrangement with Mr. Fong, effective on the same date. Pursuant to the Resignation Agreement and Consulting Arrangement with Mr. Fong, following Mr. Fong’s resignation, the Company agrees to engage and employ Mr. Fong as a consultant to provide advisory services, for the term of one year. Upon expiration of the initial-year term, the Consulting Arrangement shall be automatically extended for successive one-year term unless terminated by either party upon a three-month prior written notice. Pursuant to the Resignation Agreement and Consulting Arrangement with Mr. Fong, in consideration for the services provided by Mr. Fong, the Company agrees to pay the Mr. Fong a consulting fee of US$2,500 per month. Mr. Fong also retains his options to acquire an aggregate of 737,500 Ordinary Shares in three equal tranches.

Agreements with independent directors

We have entered into director offer letter with our independent director, Mr. Kevin, GUAN, on May 24, 2023, for a term of one year, with an annual salary of $18,000. The appointment shall begin upon Company’s listing on the Nasdaq Capital market.

We have entered into director offer letter with our independent director, Mr. Sheung Chi Steven, WU on May 24, 2023, for a term of one year, with an annual salary of $18,000. The appointment shall begin upon Company’s listing on the Nasdaq Capital market.

We have entered into director offer letter with our independent director, Dr. Kit Wa, TO on May 24, 2023, for a term of one year, with an annual salary of $18,000. The appointment shall begin upon Company’s listing on the Nasdaq Capital market.

We have entered into director offer letter with our independent director, Mr. B Ray Billy, TAM on June 8, 2023, for a term of one year, with an annual salary of $18,000. The appointment shall begin upon Company’s listing on the Nasdaq Capital market.

Compensation of Directors and Executive Officers

Cash Compensation

Garden Stage does not pay any compensation in form of cash remuneration to the Named Directors and Offices. The Named Directors and Offices have received and will continue to receive cash compensation, in the form of salary, bonus, commission, and/or pension from I Win Securities, our operating entity, where they are employed in their professional capacity. I Win Securities has entered standard employment agreements (“Staff Agreement”) with Mr. Chan and Mr. Shum, regarding remuneration, confidentiality, annual leave and holidays, code of conduct and ethics, compliance, non-competition, non-solicitation, and termination. Furthermore, all staff dealers, including Mr. Chan and Mr. Shum, are entitled to commissions in relation to the securities trading client accounts they referred to I Win Securities and the projects/deals, such as underwriting and placing projects, they generated from their networks. See “Business — Our Services and Business Model — Securities Trading Services — Types of Account” for the discussion of House Accounts and Referral Accounts. I Win Securities has commission split arrangements for securities trading/brokerage commissions split and projects/deal commissions split, depending on the nature of services the staff dealer provided. For the brokerage commission split, generally, the net revenue derived from the brokerage commission for securities trading conducted by client accounts the staff dealer referred to I Win Securities would be split between the individual staff dealers and I Win Securities in the percentage of 60 and 40, i.e. 60% to the staff dealer and 40% to I Win Securities. For the deal commission split, the net revenue derived from projects the staff dealers generated will be split in percentages based on case-by-case negotiation between the individual staff dealer who generated the project and the management of I Win Securities. Determination of the deal commission split is usually based on the staff dealer’s relationship with the client, cost, resources of I Win Securities committed to the projects, and risk of non-completion of projects.

Garden Stage Limited has entered into director offer letter with the independent directors, respectively, Mr. Kevin, GUAN, Mr. Sheung Chi Steven, WU, Dr. Kit Wa, TO, on May 24, 2023, and Mr. B Ray Billy, TAM, for a term of one year, with an annual salary of US$18,000. Their appointments have begun upon Company’s listing on the Nasdaq Capital market.

During the fiscal year ended March 31, 2024, we paid an aggregate of approximately US$0.63 million in cash to our directors and executive officers. During the fiscal year ended March 31, 2023, we paid an aggregate of approximately US$0.95 million in cash to our directors and executive officers, and US$0.3 million in cash to our resigned directors and executive officers. Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

The following table sets forth certain information with respect to compensation for the years ended March 31, 2024 and 2023 earned by or paid to the current directors of Garden Stage Limited.

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Commission (US$)	Deferred Compensation Earnings (US$)	Pension/MPF (US$)	Total (US$)
Mr. Sze Ho, CHAN	2024	$53,673.06	$—	$—	$429,365.08	$831,777.37	$2,300.27	$1,317,115.78
Director, Chief Executive Officer and Interim CFO of Garden Stage; Director of I Win Securities and I Win Holdings HK	2023	$45,923.05	$—	$—	$798,894.61	$—	$2,296.15	$847,111.81

Mr. Ngan Sammy, SHUM	2024	$88,177.17	$—	$—	$60,280.52	$—	$2,300.27	$150,757.96
Director of Garden Stage, I Win Securities, and I Win Holdings HK	2023	$76,538.42	$—	$—	$23,809.51	$—	$2,296.15	$102,644.08

Kevin, GUAN	2024	$5,942.37	—	—	—	—	—	$5,942.37
Independent Director	2023	—	—	—	—	—	—	—

B Ray Billy, TAM,	2024	$5,942.37	—	—	—	—	—	$5,942.37
Independent Director	2023	—	—	—	—	—	—	—

Sheung Chi Steven, WU	2024	$5,942.37	—	—	—	—	—	$5,942.37
Independent Director	2023	—		—	—	—	—	—

Kit Wa, TO	2024	$5,942.37	—	—	—	—	—	$5,942.37
Independent Director	2023	—	—	—	—	—	—	—

Equity-Based Remuneration

On April 24, 2023 and subsequently on August 31, 2023, approved by our board of directors, we granted options to the Named Directors and Officers, Mr. Tin Hei LEE, the Company’s former Chief Financial Officer, and Mr. Wai Lok Raymond FONG, the Company’s former Director, to acquire an aggregate of 1,475,000 Ordinary Shares of the Company, including: (1) the options to acquire an aggregate of 590,000 Ordinary Shares in three equal tranches to Mr. Sze Ho CHAN, the Company’s Director, Chief Executive Officer and Interim Chief Financial Officer; (2) options to acquire an aggregate of 147,500 Ordinary Shares in three equal tranches to Mr. Tin Hei LEE; and (3) options to acquire an aggregate of 737,500 Ordinary Shares in three equal tranches to Mr. Wai Lok Raymond FONG.

The options granted to each of Mr. Chan, Mr. Lee, and Mr. Fong will vest over a period of three years in three equal tranches on the first, second, and third anniversary of the date of Company’s listing on NASDAQ, subject in each case to Mr. Chan, Mr. Lee and Mr. Fong’s continued service to the Company or any of its affiliates on the applicable vesting date. The applicable exercise price for the options that were granted is US$2.00.

The options granted will expire on the earlier date of (i) the fourth anniversary of Company’s listing on Nasdaq, or (ii) the date in the event of the Name Directors and Officer, Mr, Fong, and Mr. Lee’s termination of employment, death, disability, or change of control of the Company. Prior to the exercise of an option, the holder has no rights as a shareholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents.

On April 1, 2024, the Company accepted the resignation of Mr. Ting Hei, LEE as the Chief Financial Officer of the Company, which came into effect the same day. Mr. Lee is resigning for personal reasons and his decision to resign was not as a result of any disagreements with the Board of the Company on any matter. Mr. Lee is currently serving as the manager in I Win Securities. Pursuant to the Employment Agreements with Mr. Lee, the options to acquire an aggregate of 147,500 Ordinary Shares by Mr. Lee expired on the date of Mr. Lee’s resignation as the Chief Financial Officer of the Company.

Effective April 1, 2024, Mr. Wai Lok Raymond, FONG has resigned as a director of the Company. On the same date, the Company entered into the Resignation Agreement and Consulting Arrangement with Mr. Fong, effective on the same date. Pursuant to the Resignation Agreement and Consulting Arrangement with Mr. Fong, following Mr. Fong’s resignation, the Company agrees to engage and employ Mr. Fong as a consultant to provide advisory services, for the term of one year. Upon expiration of the initial-year term, the Consulting Arrangement shall be automatically extended for successive one-year term unless terminated by either party upon a three-month prior written notice. Pursuant to the Resignation Agreement and Consulting Arrangement with Mr. Fong, Mr. Fong retains his options to acquire an aggregate of 737,500 Ordinary Shares in three equal tranches.

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors. We have determined that Mr. Kevin GUAN, Dr. Kit Wa TO, Mr. Sheung Chi Steven WU, and Mr. B Ray Billy TAM satisfy the “independence” requirements of the Nasdaq Capital Market corporate governance rules.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating committee under the board of directors, and an investment committee under the management. Our board of directors has adopted a charter for the audit committee, the compensation committee, and the nominating committee. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Mr. Kevin GUAN, Dr. Kit Wa TO, Mr. Sheung Chi Steven WU, and Mr. B Ray Billy TAM. Mr. Sheung Chi Steven WU is serving as the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. Kevin GUAN, Dr. Kit Wa TO, Mr. Sheung Chi Steven, WU, and Mr. B Ray Billy TAM. Mr. B Ray Billy TAM is serving as the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee consists of Mr. Kevin GUAN, Dr. Kit Wa TO, Mr. Sheung Chi Steven, WU, and Mr. B Ray Billy TAM. Mr. Kevin GUAN is serving as the chair of our nominating committee. We have determined that Mr. Kevin GUAN, Dr. Kit Wa TO, Mr. Sheung Chi Steven WU, and Mr. B Ray Billy TAM satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association (as may be amended from time to time) and the class rights vested thereunder in the holders of the shares. Our company has a right to seek damages against any director who breaches a duty owed to us. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no shareholding ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Each of our directors generally holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our memorandum and articles of association, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—

6.D. Employees

We had 17 employees as of the date of the annual report, including the Operating Subsidiaries.

All of the employees (other than self-employed account executives) are employed under employment contracts which set out fully, among other things, the employees’ responsibilities, remuneration and grounds for termination of employment. The remuneration packages of our employees (other than self-employed account executives) include salary and bonus. Generally, employee salaries are determined based on the employees’ qualification, experience, position and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Self-employed account executives

In addition to the employees above, the Operating Subsidiaries have 8 self-employed Account Executives as of the date of the annual report. The self-employed account executives are solely responsible for handling their respective client accounts. In view of their job nature, they are not entitled to any fixed monthly salary or statutory employment benefits. Instead, they are entitled to commission at an agreed sharing ratio from the commission generated from their responsible Referred Accounts. Notwithstanding that self-employed account executives are not our employees, they are Licensed Representatives of I Win Securities and their business activities are bound by the Code of Conduct and our internal control policies. As such, all staff dealing with monitoring procedures are extended to self-employed account executives and we did not experience any difficulties on the monitoring of our self-employed account executives.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 15,625,000 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary Shares
Directors and Executive Officers:
Sze Ho, CHAN	—		—
Ngan Sammy, SHUM	—		—
Sheung Chi Steven, WU	—		—
B Ray Billy, TAM	—		—
Kevin, GUAN	—		—
Kit Wa, TO	—		—

All directors and executive officers as a group:

5% or Greater Shareholders:	—		—
Oriental Moon Tree Limited(1)	11,475,000	(1)	73.44%

(1)

These shares are directly held by Oriental Moon Tree Limited, a British Virgin Islands company with its registered address at Jayla Place, 2nd Floor, Road Town, Tortola, British Virgin Islands. Oriental Moon Tree Limited is approximately 10% held by Lobster Financial Holding Limited, 8% held by Golden Garden (BVI) Limited, 64% held by Courageous Wealth Limited, 14% held by Capital Hero Global Limited, and 4% held by Gulu Gulu Limited. Lobster Financial Limited is a company incorporated in the British Virgin Islands and 100% owned by Ms. Yun, ZHU, who is its sole shareholder and director. Ms. Yun, ZHU is the spouse of Mr. Wai Lok Raymond, FONG. Golden Garden (BVI) Limited is company incorporated in the British Virgin Islands and 100% owned by Mr. Ngan Sammy, SHUM, who is its sole shareholder and director. Courageous Wealth Limited is a company incorporated in the British Virgin Islands and 100% owned by Ms. Kam Yan Karen, LAU, who is its sole shareholder and director. Capital Hero Global Limited, a company incorporated in the British Virgin Islands and 100% owned by Mr. Hin Lun WU, who is its sole shareholder and director. Gulu Gulu Limited is a company incorporated in the British Virgin Islands and 100% owned by Mr. Wing Lim HO, who is its sole shareholder and director. Ms. Kam Yan Karen, LAU is the sole director of Oriental Moon Tree Limited and has the power to direct the voting and disposition of the Ordinary Shares held by Oriental Moon Tree Limited. Ms. Kam Yan Karen, LAU may be deemed the beneficial owner of all Ordinary Shares held by Oriental Moon Tree Limited.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Operation—We may be subject to litigation, arbitration or other legal proceeding risk” and “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Operation —Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.”.

Dividend Policy

Garden Stage Limited has not made any dividends or distributions to its shareholders, including U.S. investors, as of the date of this annual report. During the fiscal years ended March 31, 2024, 2023, and 2022, no dividends or distribution have been made to date by our subsidiaries.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Garden Stage Limited relies on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Garden Stage Limited’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries.  The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash from Garden Stage Limited to the Operating Subsidiaries or from Operating Subsidiaries to Garden Stage Limited. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Garden Stage Limited and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to Garden Stage Limited and U.S. investors and amounts owed.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GSIW.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated  memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

The directors may whenever they think fit, and they shall on the requisition of shareholders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company.

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business; two shareholders present in person or by proxy shall be a quorum provided always that if the Company has one shareholder of record the quorum shall be that one shareholder present in person or by proxy. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum.

Meetings of Directors

The directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed shall be two, a Director and his appointed alternate director being considered only one person for this purpose, and if there shall at any time be only a sole Director the quorum shall be one.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least one month prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by Special Resolution determine and the rights attaching to any issued shares may, subject to the provisions of our amended and restated memorandum and articles of association, by special resolution, be varied so as to provide that such shares are to be or are liable to be so redeemed. The Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the NASDAQ, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

Changes in Capital

Subject to the Companies Act, we may from time to time by an ordinary resolution of our shareholders:

●	increase the share capital of our Company by new shares of such amount as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

●	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect any account or book or document of the Company except as conferred by the Companies Act or authorized by the Directors or by the Company in general meeting. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information” on page 175.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets and projections as to the market price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our potential strategic investment business as compared to our other businesses, and the value of the assets held by our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency risk

Our operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ as not significant as HK$ is pegged to US$.

Credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related party. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit its cash with reputable banks located in Hong Kong. As of March 31, 2024 and 2023, $8,938,202 and $6,317,200 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $63,891 for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between us and the customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to recover the receivable balances in case of default. We generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2024 and 2023, the balances of allowance for expected credit losses were $7,668 and nil, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits and overdue customers, in particular during a period when the interest rate is expected to change significantly. Nevertheless, with the amounts of bank deposits and overdue customers in concern, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge its interest risk exposure.

Market Price Risk

We are not currently exposed to market price risk as we do not hold any financial instruments that are subject to fair value fluctuations.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-273053), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2023, and another effective registration statement on Form F-1MEF (File No. 333- 333-275829, “Form F-1MEF”) filed with the SEC on November 30, 2023, including the annual report contained therein, which registered 2,500,000 Ordinary Shares and was declared effective by the SEC on November 30, 2023, for our initial public offering, which completed on December 5, 2023, at an initial offering price of US$4.00 per Ordinary Share.  Revere Securities LLC, R.F. Lafferty & Co., Inc. and Dominari Securities LLC (the “Underwriters”) are acted as the Underwriters. On December 4, 2023, the Underwriters exercised the Over-Allotment Option in full to purchase an additional 375,000 Ordinary Shares, at a price of US$4.00 per Ordinary Share.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$ 1.92 million, which included US$0.725 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$10.2 million from our initial public offering.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately US$0.66 million for increasing our capital base and liquid capital to expand our underwriting and placing services capacity; approximately US$1.8million for enhancing our IT infrastructure and capacity; approximately US$1.5 million enhancing our research capabilities for the future expansion of our asset management services; approximately US$4.1 million for working capital and general corporate purposes.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2024. Based on that evaluation, our CEO and interim CFO concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended March 31, 2024, 2023, and 2022.

The material weaknesses identified related to:  (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; and (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Relating to our Business and Operation — We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Kevin GUAN, Dr. Kit Wa, TO, Mr. Sheung Chi Steven, WU, and Mr. B Ray Billy, TAM, and is chaired by Mr. Sheung Chi Steve, WU.

Mr. Kevin GUAN, Dr. Kit Wa, TO, Mr. Sheung Chi Steven, WU, and Mr. B Ray Billy, TAM, each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Sheung Chi Steve, WU qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and J&S Associate PLT, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	0	475,286	252,101
Audit Fees(1) – J&S Associate PLT	0	0	140,000
Total	0	475,286	392,101

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum  services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On January 26, 2024, the Audit Committee (the “Audit Committee”) of the Company approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. On January 26, 2024, the Company appointed J&S Associate PLT (“J&S”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024, to be ratified at the next annual general meeting of shareholders of the Company.

Prior to the engagement of Marcum Asia on December 15, 2022, Friedman LLP (“Friedman”), which based on the information provided to the Company by Friedman, combined with Marcum LLP effective September 1, 2022, was the independent registered public accounting firm for the Company and audited the Company’s financial statements for the fiscal year ended March 31, 2022. Marcum Asia was the Company’s independent registered public accounting firm from December 15, 2022 to January 26, 2024.

During the fiscal years ended March 31, 2023 and 2022 and in the subsequent interim period preceding the release, there were (i) no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia or Friedman, would have caused Marcum Asia and Friedman to make reference to the subject matter of such disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” (as defined under Item 16F(a)(1)(v) of Form 20-F), except that there were material weaknesses identified related to: (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

Marcum Asia’s audit report on the Company’s consolidated financial statements for the fiscal year ended March 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company has provided Marcum Asia with a copy of the disclosure made pursuant to this Item 16F. MarcumAsia has provided a letter to us, dated February 1, 2024 and addressed to the SEC, which was filed as Exhibit 16.1 with the current report on Form 6-K on February 1, 2024.

On January 26, 2024, the Company appointed J&S Associate PLT (“J&S”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024, to be ratified at the next annual general meeting of shareholders of the Company. During each of the fiscal years ended March 31, 2023 and 2022 and in the subsequent interim period through January 26, 2024, neither the Company nor anyone on behalf of the Company has consulted with J&S regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that J&S concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, (ii) any matter that was the subject of disagreement, or (iii) any reportable events.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Ordinary Shares— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on February 27, 2023)
2.1	Description of Securities
4.1	Form of Employment Agreement by and between Sze Ho CHAN and the Registrant, dated as of November 21, 2022 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on December 13, 2022)
4.2	Form of Supplemental Employment Agreement by and between Sze Ho CHAN and the Registrant, dated as of April 24, 2023 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.3	Form of Second Supplemental Employment Agreement by and between Sze Ho CHAN and the Company, dated April 1, 2024 (incorporated herein by reference to Exhibit 10.1 to Form 6-K (Commission File Number: 001-41879), initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.4	Form of Employment Agreement by and between Ngan Sammy SHUM and the Registrant, dated as of November 21, 2022 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on December 13, 2022)
4.5	Lease Agreement of Head Office, at 30th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong
4.6	Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of July 22, 2022 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on February 27, 2023)
4.7	Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of November 22, 2022 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on February 27, 2023)

4.8	Second Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of April 3, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.9	Investment Agreement by and between State Wisdom Holdings Limited and I Win Holdings Limited, dated as of July 22, 2022 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.10	Supplemental Investment Agreement by and between State Wisdom Holdings Limited and I Win Holdings Limited, dated as of November 22, 2022 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.11	Second Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of April 3, 2023 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.12	Investment Management Agreement by and between I Win Asset Management Limited and AVIA Trust Limited (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.13	Resignation Agreement and Consulting Arrangement by and between Garden Stage Limited and Mr. Wai Lok Raymond, FONG, dated April 1, 2024 (incorporated herein by reference to the Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on April 5, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
11.2	Insider Trading Policies
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Marcum Asia CPAs LLP (incorporated by reference to Exhibit 16.1 from our current report on Form 6-K filed on February 1, 2024)
97.1	Executive Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Garden Stage Limited

By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer, Director and the Interim Chief Financial Officer

Date: July 31, 2024

INDEX TO FINANCIAL STATEMENTS

GARDEN STAGE LIMITED

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

GARDEN STAGE LIMITED

The Board of Directors and Stockholders

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Garden Stage Limited and its subsidiaries (the ‘Company’) as of March 31, 2024 and the related consolidated statement of operations and comprehensive income, stockholders’ equity, and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved especially challenging, subjective, or complex judgements.

Revenue recognition

As described in Note 2 to the financial statements, the Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). We assessed the revenue recognition as a critical audit matter in relation to the complexity and judgement involved in applying ASC 606 to the Company’s contract with its customers.

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

The Company’s revenue is derived from brokerage commissions, underwriting and placement income, introducing and referral income, handling income, investment management fee income.

Our key consideration in our evaluation of revenue recognition involved assessing the appropriateness of the Company’s application of ASC 606, including the identification and measurement of performance obligations, the accounting for the transaction price and the consideration of whether the revenue should be recognized at a point in time or over time.

Our audit procedures to assess the above, among others, included:

1.	Understood the nature of each revenue stream and the underlying processes and controls implemented by management in accounting for the respective revenues.

2.	Understood and evaluated the Company’s revenue recognition policies and procedures including the adoption and application of ASC 606 for each revenue stream;

3.	Evaluated the identification and measurement of the performance obligations, including the Company’s determination of whether they are distinct or combined, for each revenue stream;

4	Performed an analytical review analysis of the movement of the revenue recognized from prior year to current year and obtained reasons for significant movements;

5.	Tested a sample of revenue items recognized in the financial period and agreed to the contracts and other supporting evidence to ensure accuracy, completeness and timing of revenue recognized;

6.	Considered consistency of evidence obtained in other areas of the audit;

7.	Assess the adequacy of the Company’s disclosures related to revenue recognition under ASC 606.

Share based compensation expenses

As described in Note 2 to the financial statements, the Company uses the fair value method of accounting for the share options granted to directors and employees to measure the cost of services received in exchange for share-based awards. They have selected the binominal option-pricing model as the most appropriate fair value method for our option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. They estimate the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors and employees are required to provide service in exchange for the awards. Share-based compensation expense is recognized on a graded vesting basis, net of estimated forfeitures. In accordance with ASC 718, modifications to stock-based awards are accounted for as exchanges of the original awards for new awards. The incremental fair value, which is the difference between the fair value of the modified award and the original award immediately before modification, is measured at the modification date. This incremental fair value is recognized immediately as compensation cost for vested awards. For unvested awards, the incremental compensation cost, along with any remaining unrecognized compensation cost of the original award, is recognized over the remaining requisite vesting period.

Our key consideration in our evaluation of accounting for the share options involved assessing the appropriateness of the Company’s application of ASC 718, including the valuation of the share options and the accounting for the related cost in the appropriate period.

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

Our audit procedures to assess the above, among others, included:

1.	Inspection of the employment and supplemental employment agreements with the directors and employees to confirm the terms of the share options issued;

2.	Understood and evaluated the Company’s accounting for the share options issued in relation to ASC 718;

3.	Inspection of the valuation obtained by the Company from the independent appraiser in relation to the valuation of the share options issued;

4.	Assessment of the expertise of the appraiser used by the Company;

5.	Assessment of the reasonableness and appropriateness of the valuation model adopted by the appraiser;

6.	Examination the key inputs used by the appraiser in their valuation of the share options issued, for accuracy and reasonableness;

7.	Evaluation of the key assumptions adopted by the appraiser in their valuation for reasonableness;

8.	Reperformed the calculation of the share options expense calculation to confirm accuracy or the calculation.

9.	Agreed the computed share option expense from the calculation to the posting in the management accounts and ensured that the cost has been accounted for in the correct financial year, at the correct amounts and that the cost was allocated to the appropriate financial statement line items.

10.	Considered the consistency of evidence obtained in other areas of the audit;

11.	Assessment of the adequacy of the Company’s disclosures related to share-based compensation.

We determined that there were no other critical audit matters.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

31 July, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Garden Stage Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Garden Stage Limited (the “Company”) as of March 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of Garden Stage Limited as of and for the year ended March 31, 2022, were audited by other auditor whose report dated December 13, 2022. As discussed in Note 1 and Note 10 to the financial statements, the Company has adjusted its financial statements as of and for the year ended March 31, 2022 (“the2022 financial statements”) to retrospectively apply the share splits to its equity that occurred subsequent to the year ended March 31, 2023. The other auditor reported on the financial statements before the effect of the retrospective adjustments.

As part of our audit of the financial statements as of and for the year ended March 31, 2023, we also audited the adjustments to the 2022 financial statements to retrospectively apply the effects of the share splits that occurred subsequent to the year ended March 31, 2023 as described in Note 1 and Note 10. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 financial statements, other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 financial statements as a whole.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor since 2022 to 2024 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

June 30, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
I Win Holdings Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the share splits described in Note 1 and Note 10, the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows of I Win Holdings Limited and its subsidiaries (the “Company”) for the year ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, except for the effects of the adjustments to retrospectively apply the change in accounting related to the share splits described in Note 1 and Note 10, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the share split as described in Note 1 and Note 10, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditor.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor in 2022

New York, New York

December 13, 2022

Garden Stage Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2024	2023
Assets
Current Assets
Cash	$2,665,852	$828,689
Restricted cash	6,272,350	5,488,511
Receivables from broker-dealers and clearing organizations	609,939	4,607,918
Receivables from customers, net	248,063	1,505,627
Receivables from customers-related parties, net	3,709	1,219
Amounts due from related party, net	3,858	-
Other assets, current, net	2,452,655	71,893
Total current assets	12,256,426	12,503,857

Operating lease right-of-use assets	280,903	62,868
Deferred tax assets, net	2,660	163
Property and equipment, net	20,302	28,188
Intangible assets	63,891	63,694
Deferred initial public offering (“IPO”) costs	-	442,762
Other assets, non-current, net	3,959,651	29,299
Total assets	$16,583,833	$13,130,831

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Payables to customers	$6,135,327	$8,135,442
Payables to customers-related parties	635,249	123,144
Payables to broker-dealers and clearing organizations	138,513	2,030,523
Amounts due to related parties	-	7,097
Income tax payable	15,855	-
Operating lease liabilities, current	91,990	69,584
Accrued expenses and other liabilities	83,479	23,132
Subscribed shares deposit liabilities	-	794,903
Total current liabilities	7,100,413	11,183,825

Operating lease liabilities, non-current	197,932	-
Total liabilities	7,298,345	11,183,825

Commitments and contingencies

Shareholders’ equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized;
15,625,000 and 11,475,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively*	1,563	1,148
Additional paid-in capital	14,033,722	2,024,327
Accumulated deficit	(4,668,973)	(79,495)
Accumulated other comprehensive (loss) income	(80,824)	1,026
Total shareholders’ equity	9,285,488	1,947,006

Total liabilities and shareholders’ equity	$16,583,833	$13,130,831

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2024	2023	2022
Revenues
Advisory fees	$420,918	$-	$-
Brokerage commissions	391,060	811,169	741,336
Brokerage commissions-related parties	7,119	89,743	735,401
Underwriting and placement income	152,638	1,574,613	355,371
Introducing and referral income	264,941	278,688	210,009
Handling income	125,736	367,873	176,480
Handling income-related parties	2,130	2,275	498
Investment management fee income	-	30,622	21,368
Investment management fee income-related parties	-	2,840	1,793
Interest income and others	42,489	91,311	58,587
Interest income and others-related parties	1,438	10,162	5,593
Total revenues	1,408,469	3,259,296	2,306,436

Expenses
Brokerage, clearing and exchange fees	69,735	193,135	745,557
Sub-underwriting and sub-placement fees	-	7,654	123,186
Compensation and benefits	3,286,834	2,103,492	1,412,080
Communications and technology	437,700	116,435	111,832
Deprecation	9,421	10,455	5,122
Occupancy costs	95,416	85,220	49,470
Professional fees	377,275	636,240	107,122
Travel and business development	1,611,485	236,112	158,185
Other administrative expenses	96,722	78,246	100,141
Other administrative expenses-related party	-	-	3,854
Total expenses	5,984,588	3,466,989	2,816,549

Loss before income taxes	(4,576,119)	(207,693)	(510,113)
Income tax (expenses) income	(13,359)	524	(792)
Net loss	(4,589,478)	(207,169)	(510,905)

Other comprehensive loss
Foreign currency translation adjustments	(81,850)	(2)	(2,388)
Total comprehensive loss	$(4,671,328)	$(207,171)	$(513,293)

Loss per share:
Basic and diluted	$0.34	$0.02	$0.06

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted	13,611,189	11,475,000	9,203,579

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary shares			Additional	Retained earnings	Accumulated other
	Number issued	Amount	Subscription receivables	paid-in capital	(accumulated deficit)	comprehensive income (loss)	Total
Balance as of April 1, 2021	1,721,250	$172	$(172)	$-	$638,579	$3,416	$641,995
Issuance of ordinary shares	9,753,750	976	(976)	-	-	-	-
Net loss	-	-	-	-	(510,905)	-	(510,905)
Foreign currency translation adjustments	-	-	-	-	-	(2,388)	(2,388)
Balance as of March 31, 2022	11,475,000	1,148	(1,148)	-	127,674	1,028	128,702
Net loss	-	-	-	-	(207,169)	-	(207,169)
Forgiveness of debt by major shareholders	-	-	-	2,025,475	-	-	2,025,475
Net between subscription receivables and additional paid-in capital	-	-	1,148	(1,148)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(2)	(2)
Balance as of March 31, 2023	11,475,000	1,148	-	2,024,327	(79,495)	1,026	1,947,006
Issuance of ordinary shares	1,275,000	127	-	794,771	-	-	794,898
Issuance of ordinary shares pursuant to IPO, net of offering cost	2,875,000	288	-	9,343,125	-	-	9,343,413
Net loss	-	-	-	-	(4,589,478)	-	(4,589,478)
Share based awards to directors and employees of the Group	-	-	-	1,871,499	-	-	1,871,499
Foreign currency translation adjustments	-	-	-	-	-	(81,850)	(81,850)
Balance as of March 31, 2024	15,625,000	$1,563	$-	$14,033,722	$(4,668,973)	$(80,824)	$9,285,488

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(4,589,478)	$(207,169)	$(510,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,421	10,455	5,122
Allowance for expected credit losses	7,668	-	-
Amortization of operating lease right-of-use assets and interest of lease liabilities	72,816	71,124	6,052
Share based compensation expenses	1,871,499	-	-
Deferred tax (benefits) expenses	(2,497)	(524)	792
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	4,012,562	(3,426,189)	533,882
Receivables from customers	1,253,197	(644,840)	(26,237)
Other assets	(6,312,352)	(14,099)	46,255
Payables to customers	(1,513,641)	835,925	(6,023,797)
Payables to broker-dealers and clearing organizations	(1,898,448)	1,617,042	(931,061)
Operating lease liabilities	(70,534)	(70,407)	-
Income tax payable	15,856	-	-
Accrued expenses and other liabilities	53,161	(47,614)	(20,132)
Net cash used in operating activities	(7,090,770)	(1,876,296)	(6,920,029)

Cash flows from investing activity:
Purchases of property and equipment	(1,448)	(22,194)	(18,313)
Net cash used in investing activity	(1,448)	(22,194)	(18,313)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	10,133,680	-	-
Payments of offering costs related to IPO	(435,835)	(407,655)	(35,970)
Deposits received related to subscribed shares	-	796,001	-
Financings obtained from related parties	-	-	539
Financing provided to a related party	(3,895)	-	-
Net cash provided by (used in) financing activities	9,693,950	388,346	(35,431)

Effect of exchange rate changes on cash and restricted cash	19,270	(15,458)	(85,440)
Net increase (decrease) in cash and restricted cash	2,621,002	(1,525,602)	(7,059,213)
Cash and restricted cash, beginning of year	6,317,200	7,842,802	14,902,015
Cash and restricted cash, end of year	8,938,202	6,317,200	7,842,802

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$2,665,852	$828,689	$838,051
Restricted cash	6,272,350	5,488,511	7,004,751
Total cash and restricted cash	$8,938,202	$6,317,200	$7,842,802

Supplemental non-cash investing and financing activities
Deferred IPO cost charged to additional paid-in capital	$2,156,587	$-	$-
Forgiveness of debt by major shareholders	-	2,025,475	-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$288,928	$-	$137,473

Supplemental disclosures of cash flow information:
Cash refunded for taxes, net	$-	$-	$83,106

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

1. Organization and Description of Business

Garden Stage Limited (“GSL”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on August 11, 2022. GSL is an ultimate holding company with no operations.

17 Uno Limited (“17 Uno”), a wholly-owned subsidiary of GSL, is a company incorporated in the British Virgin Islands with limited liability on August 17, 2022. 17 Uno has a share capital of $1 and is an investment holding company with no operations.

I Win Holdings Limited (“IWHL”) is a company incorporated in Hong Kong with limited liability on March 25, 2020. IWHL has a share capital of HK$15,901,000 (approximately $2.0 million) and is an investment holding company with no operations.

I Win Securities Limited (“IWSL”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on November 10, 2016 with a share capital of HK$15,000,000 (approximately $1.9 million). IWSL is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 activity “Dealing in Securities” as defined under the Hong Kong Securities and Futures Ordinance (“HKSFO”). IWSL is also a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited and holds one trading right with SEHK.

I Win Asset Management Limited (“IWAML”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on March 25, 2020 with a share capital of HK$900,000 (approximately $0.1 million). IWAML is licensed with the HKSFC to carry out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” as defined under the HKSFO.

IWSL has one wholly-owned subsidiary, China Union Financial Holding Limited (“CUFH”) which is a company incorporated in the British Virgin Islands on June 17, 2016. CUFH has a share capital of US$1,000 with no operations.

GSL together with its subsidiaries (collectively, “the Group”) is primarily engaged in providing investment advisory services, securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. The Group primarily generates advisory fees by acting as investment advisor for its customers, brokerage commissions by enabling its customers to trade on multiple exchanges around the globe and underwriting and placement income by underwriting or arranging placement of securities for its customers.

The Company completed its initial public offering on the NASDAQ on December 1, 2023, issuing 2,500,000 ordinary shares at a price of $4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price of $4 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 375,000 ordinary shares at the public offering price of $4 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling $11,500,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on December 1, 2023 on The Nasdaq Capital Market and commenced trading under the ticker symbol “GSIW”.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

1. Organization and Description of Business (Continued)

Reorganization

Reorganization of the legal structure of the Group (“Reorganization”) has been completed on April 3, 2023 by carrying out a sequence of contemplated transactions, where the Company becomes the holding company of all entities discussed above.

Prior to the reorganization, all entities discussed above were all effectively controlled by Smark Holding Limited (“Smark”), a company incorporated in the British Virgin Islands, and Lobster Financial Holdings Limited (“Lobster”), a company incorporated in the British Virgin Islands, which together held more than 50% voting rights in all these entities. Ultimately through Smark and Lobster, Ms. Fung Yee Lin, Mr. Wong Wai Kuen and Ms. Zhu Yun, together held more than 50% voting rights and maintained effective control in all these entities.

The Reorganization was to eventually transfer 100% of ownership interests in IWSL and IWAML to GSL.

Reorganization on June 24, 2022

With the approval obtained from HKSFC, 100% ownership interests in IWSL and IWAML were transferred from Smark and Lobster to IWHL on June 24, 2022.

Before and after the Reorganization at IWHL’s level, IWHL, IWSL and IWAML, were ultimately and effectively controlled by the same group of controlling shareholders who collectively hold more than 50% voting rights in these entities. Therefore, the Reorganization is considered common control transaction according to ASC 805-50.

Reorganization on April 3, 2023

Subsequent to the Reorganization at IWHL’s level, the Company was incorporated on August 11, 2022 with the only aim and purpose to become the holding company of the Group and the issuer in connection with its planned initial public offering in the United States. With further approval obtained from HKSFC, via 17 Uno which has been the wholly owned subsidiary of the Company since incorporation, 100% ownership interests in IWHL were then transferred from Smark, Lobster and other shareholders to the Company on April 3, 2023.

Before and after the Reorganization at the Company’s level, the Company and IWHL, had exactly the same shareholding structure and were ultimately and effectively controlled by the same group of controlling shareholders who collectively held more than 50% voting rights in these entities. Therefore, the Reorganization is considered common control transaction according to ASC 805-50.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements of the Group include the following entities:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
17 Uno Limited (“17 Uno”)	August 17, 2022	British Virgin Islands	100%	Investment holding
I Win Holdings Limited (“IWHL”)	March 25, 2020	Hong Kong	100%	Investment holding
I Win Securities Limited (“IWSL”)	November 10, 2016	Hong Kong	100%	Carrying out regulated activities including Type 1 activity “Dealing in Securities” under HKSFO
I Win Asset Management Limited (“IWAML”)	March 25, 2020	Hong Kong	100%	Carrying out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” under HKSFO
China Union Financial Holding Limited (“CUFH”)	June 17, 2016	British Virgin Islands	100%	Investment holding

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses, determination of the useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets, operating lease liabilities, fair value and estimation of forfeiture of share based payment. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash

Cash include balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

Restricted cash

Restricted cash represents bank balances the Group holds on behalf of its customers. The Group maintains segregated accounts with banks in Hong Kong to hold customers’ monies arising from its normal course of business. These segregated customers’ monies are strictly restricted for customers’ transactions and governed by the Securities and Futures (Client Money) Rules under the HKSFO. Such regulations are promulgated to protect customers’ assets. The Group has classified such segregated customers’ monies as restricted cash. Corresponding payables to customers are recorded upon receipt of cash from or for the customers.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis.

The Group adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its receivables from broker-dealers and clearing organizations, starting from April 1, 2023, and records the allowance for expected credit losses as an offset to receivables from broker-dealers and clearing organizations, and the estimated credit losses charged to the allowance is classified as “other administrative expenses” in these consolidated statements of operations and comprehensive loss. The Group assesses collectability by reviewing receivables from broker-dealers and clearing organizations on a collective basis where similar characteristics exist or on an individual basis when the Group identifies specific broker-dealers and clearing organizations with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from broker-dealers and clearing organizations, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from broker-dealers and clearing organizations using the current expected credit loss model under ASC 326. The Group concludes that there is no impact over the initial adoption of current expected credit loss model, which should be treated as cumulative-effect adjustment on accumulated deficits as of April 1, 2023. As of March 31, 2024 and 2023, no allowance for expected credit losses were recorded, respectively.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis, those not yet settled by customers on settlement dates and other brokerage commission receivables related to primary market; (ii) fee receivables related to underwriting and placement activities, introducing and referral services and investment management services provided.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Receivables from customers (continued)

The Group adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its receivables from customers, starting from April 1, 2023, and records the allowance for credit losses as an offset to receivables from customers, and the estimated credit losses charged to the allowance is classified as “other administrative expenses” in these consolidated statements of operations and comprehensive loss. The Group assesses collectability by reviewing receivables from customers on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from customers, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from customers using the current expected credit loss model under ASC 326. The Group concludes that there is no impact over the initial adoption of current expected credit loss model, which should be treated as cumulative-effect adjustment on accumulated deficits as of April 1, 2023. As of March 31, 2024 and 2023, the Group provided allowance for expected credit losses of $6,641 and nil, respectively.

Leases

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the Group’s consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate and are collectively reflected as occupancy costs in the statement of operations and comprehensive loss.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended March 31, 2024 and 2023, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Computer equipment	3 years
Furniture and office equipment	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss under other income or expenses.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to either be finite or indefinite based on the nature of the intangible assets. The Group’s intangible assets represent eligibility rights to trade on or through SEHK. Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are also evaluated annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, ROU assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended March 31, 2024, 2023 and 2022, no impairment of long-lived assets were recognized.

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Group’s planned initial public offering in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned initial public offering. As of March 31, 2024 and 2023, the Group had deferred IPO costs of nil and $442,762, respectively. On December 1, 2023, upon the completion of IPO of the Company, IPO costs capitalized as of March 31, 2023, together with other IPO costs incurred during the year ended March 31, 2024, totaling $2,156,587, were charged to shareholder’s equity under additional paid-in capital.

Payables to customers

Payables to customers arise from the Group’s brokerage business and include cash deposits received by the Group from the customers and payables arising from unsettled trades on trade-date basis.

Payables broker-dealers and clearing organizations

Payables broker-dealers and clearing organizations represent balances due to broker-dealers and clearing organizations, including net commission payables and payables arising from unsettled trades on trade-date basis.

Revenue recognition

a)	Revenue from contracts with customers

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Group’s principal revenue streams include:

Advisory fees

The Group provides investment advisory services by acting as advisor for its customers in return for advisory fees. The Group enters into distinct agreements with its customers for the provision of financial advisory services. The financial advisory service is distinct and is identified as one performance obligation. Revenue from advisory fees is recognized over time when the performance is satisfied throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods.

Brokerage commissions

The Group earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction with the Group, brokerage commission is recognized upon the completion of the transaction. Only a single performance obligation is identified for each securities trading transaction, and the performance obligation is satisfied on the trade date because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. Brokerage commissions are recognized at a point in time on the trade date. The securities trading transaction could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable.

Underwriting and placement income

The Group provides underwriting and placement services by acting as an underwriter, global coordinator, book runner or lead manager for securities issuances and bonds placements, in return for underwriting and placement income.

The Group enters into a distinct underwriting or placement agreement with its customers, i.e. corporate issuers, for the provision of underwriting and placement services. The underwriting and placement service is distinct and is identified as one performance obligation. As stipulated in the underwriting and placement agreement, the Group will charge an underwriting and placement income based on certain percentage of the funds raised in the transaction, either initial public offerings or other fundraising or placement activities.

Revenue from providing underwriting and placement services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the securities on relevant exchanges, or the completion of a placement.

For certain underwriting and placement projects, the Group will reduce its commitments and exposures by having sub-underwriting and sub-placement arrangements with other broker-dealers. Generally, the terms of these sub-underwriting and sub-placement arrangements would mirror the master underwriting and placement agreements the Group has in place with its customers but give a concession fee to these broker-dealers for services rendered under the sub-underwriting and sub-placement arrangements.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer

Step 2: Assess whether it controls each specified service before that service is transferred to the customer

Under the underwriting and placement agreements the Group has in place with its customers, the Group has a primary responsibility in rendering the underwriting and placement services and meeting the specific requirements set out in these agreements. The whole process is primarily controlled by the Group who decides to whom the offering shares it may sell and, if it thinks fit, has the full discretionary authority in engaging any broker-dealer for such sub-underwriting and sub-placement arrangements without the consent from its customers. The Group has the primary responsibility in the function. The Group also has full authority in negotiating and setting the fees with its customers and broker-dealers and deciding the margin on each project without the consent from other parties. Accordingly, the Group has full control on the underwriting and placement services it offers to the customers and is a principal in the contracts. The Group recognizes revenue at the gross amount it is entitled to from its customers.

Introducing and referral income

The Group derives introducing and referral income from the introduction of customers to other financial service providers or other interested parties. The Group enters into distinct referral agreements with these parties in relation to the introducing and referral services rendered and the fee is crystalized at the point when the referees executed a transaction with these parties. Under the distinct referral agreements the Group has in place, the Group is not subject to any minimum referral numbers, any committed targets nor any other obligations once the referral is made. No claw back or adjustments to the income are allowed under these agreements. Revenue from providing introducing and referral services is recognized at a point in time when the transaction and the performance is completed.

Handling income

The Group provides other financial services including dividend collection and custodian services and earns handling income in return for these services provided.

Custodian services – The Group enters into distinct custodian agreements with its customers for the provision of custodian and administration services. Among all other services provided, the Group earns a fee by assisting its customers in transferring the physical shares certificates they hold into Central Clearing and Settlement System (CCASS), a centralized electronic book-entry clearing and settlement system for transactions of securities listed in SEHK, for custodian purposes. The Group earns a fee based on a fixed rate of the value of shares in concern. The custodian agreement is distinct and is identified as one performance obligation. Revenue is recognized at a point in time upon the completion of the transaction.

Dividend collection – When the securities held by its customers have any corporate action, the Group may act as the agent of its customers in processing and collecting the related dividends. The Group earns a fee based on a fixed rate of the amount of dividend in concern. Only a single performance obligation is identified in the contract and income from dividend collection services is recognized at a point in time upon the completion of the transaction.

Investment management fee income

The Group provides investment management services by acting as investment manager for its customers in return for investment management fee income. The Group enters into distinct investment management agreements with its customers for the provision of investment management services. The investment management service is distinct and is identified as one performance obligation. Revenue from investment management services is recognized over time when the performance is satisfied throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)

Sources of revenue

Disaggregated information of revenue by major sources are as follows:

	For the Years Ended March 31, 2024
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$371,930	$3,998	$375,928
exchanges in United States	19,130	3,121	22,251

Underwriting and placement income related to
equity securities	109,316	-	109,316
bonds and others	43,322	-	43,322

Introducing and referral income	264,941	-	264,941

Handling income on
custodian services	108,218	2,078	110,296
dividend collection	17,518	52	17,570

Revenue from contracts with customers recognized over time
Advisory fees	420,918	-	420,918

Interest income and others	42,489	1,438	43,927
	$1,397,782	$10,687	$1,408,469

	For the Years Ended March 31, 2023
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$445,057	$10,854	$455,911
exchanges in United States	365,281	78,525	443,806
other exchanges	831	364	1,195

Underwriting and placement income related to
equity securities	914,234	-	914,234
bonds and others	660,379	-	660,379

Introducing and referral income	278,688	-	278,688

Handling income on
custodian services	350,706	2,262	352,968
dividend collection	17,167	13	17,180

Revenue from contracts with customers recognized over time
Investment management fee income	30,622	2,840	33,462

Interest income and others	91,311	10,162	101,473
	$3,154,276	$105,020	$3,259,296

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)

	For the Years Ended March 31, 2022
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$548,300	$40,637	$588,937
exchanges in United States	183,226	693,681	876,907
other exchanges	9,810	1,083	10,893

Underwriting and placement income related to
equity securities	293,709	-	293,709
bonds and others	61,662	-	61,662

Introducing and referral income	210,009	-	210,009

Handling income on
custodian services	69,774	-	69,774
dividend collection	106,706	498	107,204

Revenue from contracts with customers recognized over time
Investment management fee income	21,368	1,793	23,161

Interest income and others	58,587	5,593	64,180
	$1,563,151	$743,285	$2,306,436

b)	Interest income and others

Interest income and others primarily consist of interests earned on bank deposits and a customers’ overdue, and government subsidies, which are not within the scope of ASC 606.

Interest income is recognized as it accrues using the effective interest method. Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, at an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. The Group recognizes government subsidies as other income when the conditions are met.

Interest income and others recognized for the years ended March 31, 2024, 2023 and 2022 is broken down as below.

	For the Years Ended March 31,
	2024	2023	2022
Interests on bank deposits	$1,830	$314	$10
Interests on customers’ overdue	36,838	47,001	60,828
Government subsidies	-	50,822	-
Sundry income	5,259	3,336	3,342
	$43,927	$101,473	$64,180

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations on securities brokerage services which are expensed as incurred.

Sub-underwriting and sub-placement fees

Sub-underwriting and sub-placement fees relate to fees and expenses paid to broker-dealers in relation to the sub-underwriting and sub-placement arrangements which are expensed at the completion of the public offering, i.e., listing of the securities on relevant exchanges, or the completion of a placement.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (equivalent to $3,834). During the years ended March 31, 2024, 2023 and 2022, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of the Group’s costs incurred in the scheme were $26,951, $31,548 and $33,111, respectively.

Share based compensation expenses

The Group uses the fair value method of accounting for the share options granted to directors and employees to measure the cost services received in exchange for share based awards. The Group has selected the binominal option-pricing model as the most appropriate fair value method for its option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The Group estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors and employees are required to provide service in exchange for the awards. Share-based compensation expense is recognized on a graded vesting basis, net of estimated forfeitures. During the years ended March 31, 2024, 2023 and 2022, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of the Group’s share based compensation expenses were $1,871,499, nil and nil, respectively.

In accordance with ASC 718, modifications to stock-based awards are accounted for as exchanges of the original awards for new awards. The incremental fair value, which is the difference between the fair value of the modified award and the original award immediately before modification, is measured at the modification date. This incremental fair value is recognized immediately as compensation cost for vested awards. For unvested awards, the incremental compensation cost, along with any remaining unrecognized compensation cost of the original award, is recognized over the remaining requisite vesting period.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Income taxes (continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group does not consider that there was any uncertain tax position as of March 31, 2024 and 2023.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Loss per share

Loss per share (“EPS”) is calculated in accordance with ASC 260, Earnings Per Share. Basic EPS is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of shares outstanding during the year.

Diluted EPS is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effect would be antidilutive. With a net loss attributable to ordinary shareholders, the inclusion of dilutive potential common shares would be antidilutive, the diluted EPS is computed the same as basic EPS.

Basic and diluted EPS are presented in the Group’s consolidated statement of comprehensive income.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are presented using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in functional currency are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currency at the balance sheet date are translated to US$ at the applicable rates of exchange in effect at balance sheet date. The equity denominated in functional currency is translated to US$ at the historical rate of exchange at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive loss.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Translation of foreign currencies (continued)

The following table outlines the exchange rates that are used in preparing these consolidated financial statements:

	As of March 31,
	2024	2023
Year-end spot rate	7.8259	7.8500

	For the Years Ended March 31,
	2024	2023	2022
Average rate	7.8252	7.8392	7.7843

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2024 and 2023, financial instruments of the Group comprised primarily cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, amounts due from related party, other assets, payables to customers, payables to broker-dealers and clearing organizations, amounts due to related parties, accrued expenses and other liabilities and subscribed shares deposit liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326) Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. This standard replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Group has adopted ASC Topic 326 on April 1, 2023 requiring a cumulative-effect adjustment on accumulated deficits, if any, as of April 1, 2023. The Group concludes that the adoption of this ASU did not have a material impact on these consolidated financial statements and no allowance for expected credit losses were recognized as of April 1, 2023.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance will not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s consolidated financial statements.

3. Significant Risks

Currency risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ as not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related party. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

3. Significant Risks (Continued)

Concentration and credit risks (continued)

The Group deposits its cash with reputable banks located in Hong Kong. As of March 31, 2024 and 2023, $8,938,202 and $6,317,200 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $63,891 for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, the Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between the Group and the customers, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in case of default. The Group generally holds no collateral or security against other receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2024 and 2023, the balances of allowance for expected credit losses were $7,668 and nil, respectively.

For the years ended March 31, 2024, 2023 and 2022, most of the Group’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended March 31, 2024, there were three counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2024 represented approximately 28%, 14% and 11% of the Group’s total revenue for that year. For the year ended March 31, 2023, there were three counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2023 represented approximately 20%, 12% and 10% of the Group’s total revenue for that year. For the year ended March 31, 2022, there was one counterparty of the Group who accounted for 10% or more of the Group’s revenues. Revenues from this counterparty for the year ended March 31, 2022 represented approximately 30% of the Group’s total revenue for that year.

(b)	Major vendors

For the years ended March 31, 2024 and 2023, there was no vendor of the Group who accounted for 10% or more of the Group’s revenues. For the year ended March 31, 2022, there was one vendor of the Group who accounted for 10% or more of the Group’s revenues. Cost of revenue of this vendor for the year ended March 31, 2022 represented approximately 23% of the Group’s total revenue for that year.

(c)	Receivables

As of March 31, 2024, there were three counterparties whose receivables accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 39%, 30% and 11% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2023, there were three counterparties whose receivables accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 46%, 21% and 11% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2024 and 2023, receivables from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial conditions and results of operations. The Group is exposed to floating interest rate risk on bank deposits and overdue customers, in particular during a period when the interest rate is expected to change significantly. Nevertheless, with the amounts of bank deposits and overdue customers in concern, the Group considers its interest rate risk is not material and the Group has not used any derivatives to manage or hedge its interest risk exposure.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

4. Receivables from Customers, Net

As of March 31, 2023 and 2024, receivables from customers consisted of the following balances:

	As of March 31,
	2024	2023
Third parties
Receivables related to securities brokerage services
Unsettled trades on trade-date basis	$26,603	$83,539
Overdue balances on settlement dates(1)	54,931	281,305
Other brokerage commission receivables related to primary market	-	229,331
Receivables related to advisory fees	99,031	-
Receivables related to introducing and referral services	30,790	13,376
Receivables related to underwriting and placement services	43,318	898,076
	254,673	1,505,627
Less: allowance for expected credit losses	(6,610)	-
Total receivables from customers, net	$248,063	$1,505,627

Related party
Receivables related to securities brokerage services
Overdue balances on settlement dates(1)	$3,740	$1,219
Less: allowance for expected credit losses	(31)	-
Total receivables from customers-related party, net	$3,709	$1,219

(1)	According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts due on brokerage transactions which are not yet duly settled on settlement dates an interest at Hong Kong Prime Lending Rate plus 8% per annum. Further according to the terms set out in the contracts, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in cases of default. As of March 31, 2024 and 2023, the Group maintained a weighted average Loan-To-Value ratio of 0.23% and 0.90% against these balances, respectively. Subsequent to the year ended March 31, 2024, receivables from customers amounted to $159,335 have been fully settled.

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2024	2023
Balance at April 1	$-	$-
Provision for expected credit losses	6,641	-
Balance at March 31	$6,641	$-

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of April 1, 2023.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

5. Amounts Due from Related Party, Net

As of March 31, 2023 and 2024, amounts due from related party consisted of the following balances:

	As of March 31,
	2024	2023
Amounts due from related party	$3,985	$-
Less: allowance for expected credit losses	(37)	-
Total amounts from related party, net	$3,858	$-

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2024	2023
Balance at April 1	$-	$-
Provision for expected credit losses	37	-
Balance at March 31	$37	$-

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil being recognized as of April 1, 2023.

6. ROU Assets and Operating Lease Liabilities

As of March 31, 2024 and 2023, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at China Insurance Group Building, Hong Kong	2 years from March 1, 2022 to February 29, 2024
Office at China Insurance Group Building, Hong Kong	3 years from March 1, 2024 to February 28, 2027

(a)	Amounts recognized in the consolidated balance sheet:

	As of March 31,
	2024	2023
Right-of-use assets	$280,903	$62,868

Operating lease liabilities
Current	91,990	69,584
Non-current	197,932	-
	$289,922	$69,584

Weighted average remaining lease terms (in years)	2.92	0.92

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

6. ROU Assets and Operating Lease Liabilities (Continued)

(b)	Information related to operating lease activities during the years ended March 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended March 31,
	2024	2023	2022
ROU assets obtained in exchange for operating lease liabilities	$288,928	$-	$137,473

Amortization of ROU assets	71,094	68,678	5,764
Interest on operating lease liabilities	1,722	2,446	288
Total operating lease expenses, included within Occupancy Costs	$72,816	$71,124	$6,052

(c)	The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of March 31, 2024:

During the year ended March 31,
2025	$102,225
2026	122,670
2027	81,780
Total future lease payments	306,675
Less: imputed interest	(16,753)
Present value of lease obligations	$289,922

The weighted-average discount rates used to determine the operating lease liabilities as of March 31, 2024 and 2023 were 4.1% and 2.5%, respectively.

7. Property and Equipment, Net

As of March 31, 2024 and 2023, property and equipment, net, consisted of the following:

	As of March 31,
	2024	2023
Computer equipment	$39,083	$37,520
Furniture and office equipment	6,505	6,485
Leasehold improvements	33,800	33,696
Less: accumulated depreciation	(59,086)	(49,513)
Total property and equipment, net	$20,302	$28,188

Depreciation expense was $9,421, $10,455 and $5,122 for the years ended March 31, 2024, 2023 and 2022, respectively.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

8. Other Assets, Net

As of March 31, 2024, and 2023, other assets consisted of the following:

	As of March 31,
	2024	2023
Deposits	$103,517	$60,988
Prepayments	6,309,779	40,204
	6,413,296	101,192
Less: allowance for expected credit losses	(990)	-
Other assets, net	6,412,306	101,192
Less: amounts classified as non-current assets	(3,959,651)	(29,299)
Amounts classified as current assets	$2,452,655	$71,893

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2024	2023
Balance at April 1	$-	$-
Provision for expected credit losses	990	-
Balance at March 31	$990	$-

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil being recognized as of April 1, 2023.

9. Subscribed Shares Deposit Liabilities

As of March 31, 2023, the Group received interest-free deposits of HK$6,240,000 ($794,903) from a group of investors (“Pre-IPO Investors”) who, subject to regulatory approval on the reorganization being obtained, were to subscribe for 10% of the Company’s ordinary shares. Before the Company’s ordinary shares were formally allotted to the investors, the Pre-IPO Investors had the rights to cancel the transaction and demand the return of deposits if they concluded the due diligence on the Company was not satisfactory or if the Reorganization could not be completed by December 31, 2023. Prior to the completion of allotment of shares by the Company, the deposits received were recognized as liabilities on the consolidated balance sheets as of March 31, 2023.

On April 3, 2023, 10% of the Company’s ordinary shares were allotted to the Pre-IPO Investors at the consideration of the full amount of deposits received of HK$6,240,000 ($794,903) (further details are set out in note 10 to theses consolidated financial statements).

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

10. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on August 11, 2022. The authorized and outstanding numbers of ordinary shares were 50,000 shares and 1 share, with a par value of $1 each, at the date of incorporation, respectively.

On November 21, 2022, the shareholders of the Company resolved to subdivide each authorized share of par value of $1 into 10,000 shares of par value of $0.0001, so that the authorized share capital of the Company shall be $50,000 divided into 500,000,000 shares of par value of $0.0001 each and a total of 10,000 ordinary shares of par value of $0.0001 each were issued and outstanding.

Subsequently, on April 3, 2023, 80,000 ordinary shares were allotted to the Company’s existing shareholder at a par value of $0.0001 each. No cash has been received from the shareholder in respect of this share allotment. In addition, 10,000 ordinary shares were allotted to the Pre-IPO Investors at the consideration of HK$6,240,000 ($794,903) which were paid and recognized as liabilities on the consolidated balance sheets as of March 31, 2023 (further details are set out in note 9 to these consolidated financial statements).

Further on April 20, 2023, 12,650,000 ordinary shares were proportionally allotted to all the Company’s shareholders at a par value of $0.0001 each, resulting in 11,385,000 and 1,265,000 ordinary shares being allotted to the Company’s existing shareholder and Pre-IPO Investors, respectively. No cash has been received from the shareholders in respect of this share allotment.

In respect of the subdivision of shares on November 21, 2022, shares allotments of 80,000 and 11,385,000 ordinary shares to the Company’s existing shareholder on April 3, 2023 and April 20, 2023, respectively, the Company considered the above transactions as share split and deemed the issuance of ordinary shares being part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed that it was appropriate to reflect the above transactions on a retroactive basis similar to share split pursuant to ASC 260, Earnings Per Share. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the above transactions.

By recognizing the above transactions on a retroactive basis, authorized share capital of the Company was $50,000 divided into 500,000,000 shares of par value of $0.0001 each and a total of 11,475,000 ordinary shares of par value of $0.0001 each were issued and outstanding at March 31, 2023.

Contrary to share split and nominal issuance, the share allotments of 10,000 ordinary shares and 1,265,000 ordinary shares to the Pre-IPO Investors on April 3, 2023 and April 20, 2023, respectively, were not considered as share split and were treated prospectively by the Company. These shares allotments were only recognized on the issuance date.

On December 1, 2023, the Company completed its initial public offering on NASDAQ, under the ticker symbol “GSIW”. Under this offering, 2,500,000 ordinary shares were issued at a price of $4 per share. In addition, the Company granted a 45-day option to the underwriter to purchase up to an additional 375,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On December 4, 2023, the underwriter exercised the over-allotment option in full to purchase an additional 375,000 ordinary shares. On December 5, 2023, the Company closed its initial public offering and the exercise of the over-allotment option, received net proceeds of $10,133,680 from the offering after deducting underwriting discounts and offering expenses of $1,366,320 from the gross proceeds of $11,500,000.

On December 1, 2023, upon the completion of IPO of the Company, IPO costs capitalized as of March 31, 2023 amounted to $442,762, together with other IPO costs incurred during the year ended March 31, 2024, totaling $2,156,587, were charged to shareholder’s equity under additional paid-in capital.

At the date these consolidated financial statements were issued, a total of 15,625,000 ordinary shares of par value of $0.0001 each were issued and outstanding.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

10. Shareholders’ Equity (Continued)

Forgiveness of debt by major shareholders

On November 25, 2022, the Group entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by the Group with an amount totaling HK$15,900,000 ($2,025,475) in form of capital contributions. Accordingly, as of March 31, 2023, the balances were recognized as additional paid-in capital under shareholders’ equity.

11. Share Based Compensation Expenses

On April 24, 2023, and subsequently on August 31, 2023, the Company approved a share option plan where options were granted to certain directors and employees of the Group the right to acquire 10% of the Company’s ordinary shares outstanding immediately after the Company’s initial public offering, representing an aggregate of 1,562,500 ordinary shares upon exercise of the options. The share options have an exercise price equal to $2. The share options shall vest over a period of 3 years from the date the Company’s ordinary shares are listed on the Nasdaq Stock Market, with one-third of the share options vesting on each anniversary of the date of listing, provided that the relevant directors and employees remain employed by the Company or any of its affiliates.

The Group has adopted a policy of estimating the number of forfeitures expected to occur and bases initial accruals of compensation cost on the estimated number of instruments for which service is expected to be rendered (i.e. awards that are not expected to be forfeited). If subsequent information indicates that the actual number of instruments is likely to differ from previous estimates, the Group revises the estimate accordingly, with any cumulative effect on current and prior periods resulting from a change in the estimated number of instruments for which service is expected to be or has been rendered is recognized in compensation cost in the period of the change. As of the March 31, 2024, the Company has share options which allow certain directors and employees to acquire 9% of the Company’s ordinary share outstanding, representing a total of 1,406,250 ordinary shares which have not vested.

With the assistance of an independent third-party appraiser, the weighted average fair value of share options at grant date was estimated to be $3.36 per ordinary share, by using the Binomial Option Pricing Model with the following assumptions:

Expected dividend yield	-
Expected volatility	122.25%
Risk-free interest rate (per annum)	3.18%
Time to maturity (in years)	4.61

The share options have a service condition and an initial public offering performance condition. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the initial public offering on December 1, 2023. During the years ended March 31, 2024, 2023 and 2022, the Group recognized $1,871,499, nil and nil of share-based compensation expenses under compensation and benefits in the consolidated statements of operations and comprehensive loss, respectively.

A summary of option activity under the employee share option plan as of March 31, 2024 and changes during the year then ended is presented below.

	Number of Options	Weighted Average Exercise Price
Granted	$1,562,500	$2
Forfeiture	(156,250)	2
Outstanding as of March 31, 2024	$1,406,250	$2
Exercisable as of March 31, 2024	-	-

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

12. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Group is not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

IWHL, IWSL and IWAM are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2024, 2023 and 2022, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime. For eligible entities, the applicable income tax rate for the first HK$2 million ($255,586) of assessable profits is 8.25% whereas assessable profits above HK$2 million ($255,586) will continue to be subject to an income tax rate of 16.5%. As is the case of the Group’s connected entities, IWHL, IWSL and IWAM, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entities will be subject to tax rate of 16.5% on all its assessable profits, if any. For any other entities, the applicable income tax rate is 16.5% for the entire assessable profits.

The current and deferred portions of the income tax expenses (income) included in the consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2024	2023	2022
Current taxes	$15,856	$-	$-
Deferred taxes	(2,497)	(524)	792
Income tax expenses (income)	$13,359	$(524)	$792

A reconciliation of the difference between the expected income tax expense (benefits) computed at Hong Kong profits tax rate of 16.5% and the Group’s reported income tax benefits is shown in the following table:

	For the Years Ended March 31,
	2024	2023	2022
Loss before income taxes	$(4,576,119)	$(207,693)	$(510,113)
Applicable income tax rate	16.5%	16.5%	16.5%
Income tax benefits at applicable income tax rate	$(755,060)	$(34,270)	$(84,169)
Non-deductible expenses(1)	642,533	79,652	451
Income not subject to tax	(40)	(22)	(2)
Tax effect of two-tiered profits tax rates	(62,480)	(22,680)	41,860
Under-provision in previous years	26,762	-	-
Change in valuation allowance	161,644	(23,204)	42,652
Income tax expenses (income)	$13,359	$(524)	$792

(1)	Non-deductible expenses for the year ended March 31, 2024 mainly represented expenses incurred by the Company and IWHL, while non-deductible expense for the years ended March 31, 2023 and 2022 mainly represented expenses incurred by IWHL. Since the Company and IWHL are holding companies with no operations, these expenses were not allowed to be carried forward and set off profits in subsequent periods according to Hong Kong tax laws.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

12. Income Taxes (Continued)

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2024	2023
Deferred tax assets:
Allowance for credit loss	$1,265	$-
Net operating loss carry forwards	214,543	52,750
Depreciation and amortization	1,395	163
Less: valuation allowances	(214,543)	(52,750)
Total deferred tax assets, net	$2,660	$163

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory tax rates of 16.5%, were applied when calculating deferred tax assets.

As of March 31, 2024 and 2023, the Group had net operating loss carryforwards indefinitely of $1,300,259 and $611,394, respectively, which fully arose from the subsidiaries established in Hong Kong and can be carried forward indefinitely against future assessable profits.

Due to the successive years of losses recognized by the Hong Kong subsidiaries, the Group is uncertain when these net operating losses can be utilized. As a result, the Group provided a 100% allowance on deferred tax assets on net operating losses of $214,543 and $52,750 related to the Hong Kong subsidiaries as of March 31, 2024 and 2023, respectively. The Group had no unrecognized tax benefits as of March 31, 2024 and 2023.

Movement of the Group’s valuation allowance against deferred tax assets is as follows:

	2024	2023
Balance at April 1	$52,750	$73,777
Increase recognized in the income statement	161,644	(23,204)
Exchange difference	149	2,177
Balance at March 31	$214,543	$52,750

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2024 and 2023, the Group had no open tax investigation from the tax authority.

13. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Chan Sze Ho	Director of the Company
Cheung Yuk Shan	Spouse of Shum Ngan, Sammy, the director of the Company
Fong Wai Lok, Raymond	Former director of the Company, resigned as a director and appointed as a consultant of the Company effective April 1, 2024
Fung Yee Lin	Shareholder of Smark Holding Limited as of March 31, 2023 and 2022
I Win Growth SPC - Fund 1 SP	Fund managed by IWAML
Lau Kam Yan, Karen	Controlling party of Courageous Wealth Limited
Lobster Financial Holdings Limited	10% shareholder of Oriental Moon Tree Limited as of March 31, 2024, 2023 and 2022
Oriental Moon Tree Limited	Shareholder of the Company
Smark Holding Limited	Shareholder of Oriental Moon Tree Limited as of March 31, 2023 and 2022, and ceases to be a shareholder of Oriental Moon Tree Limited from April 17, 2023
Tse Tim	Spouse of Lau Kam Yan, Karen, the controlling party of Courageous Wealth Limited
Wu Hin Lun	Controlling party of Capital Hero Global Limited
Zhu Jian Guo	Father of Zhu Yun, the controlling party of Lobster Financial Holdings Limited
Zhu Yun	Controlling party of Lobster Financial Holdings Limited as of March 31, 2024, 2023 and 2022 and spouse of former director Fong Wai Lok, Raymond

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

13. Related Party Transaction and Balance (Continued)

b. Transactions with related parties

			For the Years Ended March 31,
Name		Nature	2024	2023	2022
Chan Sze Ho	(1)	Brokerage commission	$50	$-	$-
Cheung Yuk Shan	(1)	Brokerage commission	96	1,665	226
Fong Wai Lok, Raymond	(1)	Brokerage commission	-	-	45
I Win Growth SPC - Fund 1 SP	(1)	Brokerage commission	-	9,685	6,089
Lau Kam Yan, Karen	(1)	Brokerage commission	50	3,820	10,145
Lobster Financial Holdings Limited	(1)	Brokerage commission	-	1,212	11,947
Tse Tim	(1)	Brokerage commission	5,528	71,605	688,205
Wu Hin Lun	(1)	Brokerage commission	1,395	312	4,362
Zhu Jian Guo	(1)	Brokerage commission	-	265	865
Zhu Yun	(1)	Brokerage commission	-	1,179	13,517
Total			$7,119	$89,743	$735,401

Cheung Yuk Shan	(2)	Handling income on custodian service	2,058	2,262	-
Zhu Jian Guo	(2)	Handling income on custodian service	20	-	-
Chan Sze Ho	(3)	Handling income on dividend collection	10	-	-
Cheung Yuk Shan	(3)	Handling income on dividend collection	-	-	13
Fong Wai Lok, Raymond	(3)	Handling income on dividend collection	-	-	13
Fung Yee Lin	(3)	Handling income on dividend collection	-	-	10
Tse Tim	(3)	Handling income on dividend collection	1	13	392
Wu Hin Lun	(3)	Handling income on dividend collection	41	-	13
Zhu Yun	(3)	Handling income on dividend collection	-	-	57
Total			$2,130	$2,275	$498

I Win Growth SPC - Fund 1 SP	(4)	Investment management fee income	$-	$2,840	$1,793

Cheung Yuk Shan	(5)	Interest income and other	$-	$57	$76
Fong Wai Lok, Raymond	(5)	Interest income and other	-	-	1,321
I Win Growth SPC - Fund 1 SP	(5)	Interest income and other	-	4,117	191
Lau Kam Yan, Karen	(5)	Interest income and other	-	1	1
Lobster Financial Holdings Limited	(5)	Interest income and other	-	271	90
Tse Tim	(5)	Interest income and other	1,422	4,897	3,361
Wu Hin Lun	(5)	Interest income and other	16	9	431
Zhu Jian Guo	(5)	Interest income and other	-	782	93
Zhu Yun	(5)	Interest income and other	-	28	29
Total			$1,438	$10,162	$5,593

Smark Holding Limited	(6)	Other administrative expenses	$-	$-	$3,854

(1)	The amounts for the years ended March 31, 2024, 2023 and 2022 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.

(2)	The amounts for the years ended March 31, 2024 and 2023 represented handling income from custodian services rendered.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

13. Related Party Transaction and Balance (Continued)

(3)	The amounts for the years ended March 31, 2024, 2023 and 2022 represented handling income from dividend collection services rendered.

(4)	The amounts for the years ended March 31, 2023 and 2022 represented income from investment management services rendered.

(5)	The amounts for the years ended March 31, 2024, 2023 and 2022 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

(6)	The amount for the year ended March 31, 2022 represented other administrative expenses paid for management services.

c. Balance with related parties

			As of March 31,
Name	Nature		2024	2023
Tse Tim	(1)	Receivables from customers	$3,740	$-
Wu Hin Lun	(1)	Receivables from customers	-	1,219
Total			$3,740	$1,219

Oriental Moon Tree Limited	(2)	Amounts due from related party	$3,895	$-

Chan Sze Ho	(3)	Payables to customers	$-	$10
Cheung Yuk Shan	(3)	Payables to customers	63,845	1,649
Fung Yee Lin	(3)	Payables to customers	-	411
Lau Kam Yan, Karen	(3)	Payables to customers	41,727	8,735
Tse Tim	(3)	Payables to customers	390,382	31,798
Wu Hin Lun	(3)	Payables to customers	57,748	-
Zhu Jian Guo	(3)	Payables to customers	2,872	60,208
Zhu Yun	(3)	Payables to customers	78,675	20,333
Total			$635,249	$123,144

Smark Holding Limited	(4)	Amounts due to related parties	$-	$7,097

(1)	The balances as of March 31, 2024 and 2023 represented amounts overdue on brokerage transactions which passed the settlement dates, before allowance for expected credit losses. The balances were fully settled subsequently.

(2)	The balance as of March 31, 2024 represented advance to shareholders for operational purpose, before allowance for expected credit losses. The balance was unsecured, non-interest bearing and repayable on demand. As of the date of these consolidated financial statements, the balance has not been settled.

(3)	The balances as of March 31, 2024 and 2023 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.

(4)	The balances as of March 31, 2024 and 2023 represented the advances from shareholders for operational purposes and consideration payable to the shareholders upon our group reorganization. The balances were unsecured, non-interest bearing and repayable on demand. On November 25, 2022, the shareholders agreed to waive most of these balances due to them by the Company, totaling $2,025,475, in form of capital contributions (further details are set out in note 10 to these consolidated financial statements).

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

14. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by HKSFC that the Company’s subsidiaries were required to maintain as of March 31, 2024 and 2023 and the actual amounts of capital maintained.

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,345	$1,640,332	$1,256,987	428%
I Win Asset Management Limited(1)	12,778	72,452	59,674	567%
Total	$396,123	$1,712,784	$1,316,661	432%

Capital requirements as of March 31, 2023

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$382,167	$771,083	$388,916	202%
I Win Asset Management Limited(1)	12,739	76,306	63,567	599%
Total	$394,906	$847,389	$452,483	215%

(1)	I Win Asset Management Limited is only required to file its regulatory returns in June and December of every year. The capital levels presented above as of March 31, 2024 and 2023, reflects the position as submitted in its regulatory return as of December 2023 and 2022, respectively.

15. Commitments and Contingencies

Commitments

As of March 31, 2024 and 2023, other than lease commitment disclosed elsewhere in these consolidated financial statements, the Group had neither significant financial nor capital commitment.

Contingencies

As of March 31, 2024 and 2023, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

16. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, all of the Group’s revenue are derived in or from Hong Kong with all operation being carried out in Hong Kong. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the consolidated financial statements.

17. Subsequent Events

The Company’s board of directors resolved to grant share options to certain directors and employees of the Group. These options allow them to acquire 10% of the Company’s ordinary shares outstanding immediately after the Company’s IPO, representing a total of 1,562,500 ordinary shares available for acquisition. On April 1, 2024, one of the employees, who had been granted share options of 1% of the Company’s ordinary shares outstanding (representing 156,250 ordinary shares), resigned. The related share options granted were then forfeited. As of the date the Group issues the consolidated financial statements, the Company has share options which allow certain directors and personnel to acquire 9% of the Company’s ordinary shares outstanding, representing a total of 1,406,250 ordinary shares which have not vested.

The Group evaluates all events and transactions that occur after March 31, 2024 up through the date the Group issues the consolidated financial statements. Other than the event disclosed above and elsewhere in these audited consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.