Form 20-F
period 2025-03-31
Garden Stage Ltd
filed 2025-07-31
CIK 1954269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,625,000 shares of ordinary shares issued and outstanding as of March 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“17 Uno BVI” refers to 17 Uno Limited, a company incorporated under the laws of British Virgin Islands;

●	“AE” refers to an account executive, being licensed representative accredited to I Win Securities to carry out regulated activities, who is self-employed and only entitled to share the brokerage income from the clients referred by him/her;

●	“AUM” refers to the amount of assets under management;

●	“BSS” refers to the Broker Supplied System, being a front office solution either developed in-house by the Stock Exchange Participant or a third-party software package acquired from commercial vendors, enabling the Stock Exchange Participant to connect its trading facilities to the Open Gateway to conduct trading;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

●	“Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“FY 2025”, “FY 2024” “FY2023” are to fiscal year ended March 31, 2025, March 31, 2024, March 31, 2023, respectively;

●	“Garden Stage” or “Company” are to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands on August 11, 2022;

●	“HKD” or “HK$” refer to the legal currency of Hong Kong.

●	“HKSCC” refers to the Hong Kong Securities Clearing Company Limited

●	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“I Win Asset Management” refers to I Win Asset Management Limited, a company with limited liability under the laws of Hong Kong;

“I Win Consulting” refers to I Win Consulting Limited, a company with limited liability under the laws of Hong Kong;

●	“I Win Holdings HK” refers to I Win Holdings Limited, a company with limited liability under the laws of Hong Kong;

●	“I Win Securities” refers to I Win Securities Limited, a company with limited liability under the laws of Hong Kong;

●	“Licensed Representative(s)” refers to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activity;

●	“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Ordinary Shares” refers to the ordinary shares of the Garden Stage Limited, par value of US$0.0001 per share;

●	“Open Gateway” refers to a Windows-based device provided by the Stock Exchange and installed at the Stock Exchange Participants’ office to facilitate electronic interface of the Automatic Order Matching and Execution System of the Stock Exchange with front office systems operated by the Stock Exchange Participant;

●	“Operating Subsidiaries” refers to I Win Securities and I Win Asset Management, the indirectly wholly-owned subsidiaries of Garden Stage, unless otherwise specified

●	“PRC government” or “Chinse government” refer to the government of Mainland China for the purposes of this annual report only;

●	“Responsible Officer(s)” or “RO” refers to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Stock Exchange” or “SEHK” refers to the Stock Exchange of Hong Kong Limited;

●	“Stock Exchange Trading Right” refers to the right to be eligible to trade on or through the Stock Exchange as a Stock Exchange Participant and entered as such a right in a list, register or roll kept by the Stock Exchange;

●	“Stock Exchange Participant(s)” refers to corporation(s) licensed to carry on Type 1 (dealing in securities) regulated activity under the SFO who, in accordance with the rules of the Stock Exchange, may trade on or through the Stock Exchange and whose name(s) is/are entered in a list, register or roll kept by the Stock Exchange as person(s) who may trade on or through the Stock Exchange;

●	“US$” or “U.S. dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our,” “the Company” and “Garden Stage” refer to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands on August 11, 2022, and does not include its subsidiaries, China Union Financial Holding Limited, I Win Consulting Limited, 17 Uno BVI, I Win Holdings HK, I Win Securities, and I Win Asset Management. Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” when we refer to our operating entities, as the case may be, and clearly identify the entity in which investors are purchasing an interest;

Garden Stage is a holding company with operations conducted in Hong Kong through its Operating Subsidiaries, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at an average rate of HKD 7.7945 to USD 1.00, HKD 7.8252 to USD 1.00 and HKD 7.8392 to USD 1.00 for FY 2025, FY 2024 and FY 2023, respectively.

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

Item 3. Key Information

Corporate Structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
17 Uno Limited	British Virgin Islands
I Win Holdings Limited	Hong Kong
I Win Securities Limited	Hong Kong
I Win Asset Management Limited	Hong Kong
I Win Consulting Limited	Hong Kong
China Union Financial Holding Limited	British Virgin Islands

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this annual report. The percentages shown on the following chart represent percentages of equity ownership:

Shareholding Structure

Oriental Moon Tree Limited
BVI
12.495%
Public Shareholders
87.505%
Garden Stage Limited
Cayman Islands
100%
17 Uno Limited
BVI
100%
I Win Holdings Limited
Hong Kong
100%
I Win Securities Limited
Hong Kong
100%
I Win Asset Management Limited
Hong Kong
100%
I Win Consulting Limited
Hong Kong
100%
China Union Financial Holding Limited
BVI

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

I Win Securities has one wholly-owned subsidiary, China Union Financial Holding Limited which is a company incorporated in the British Virgin Islands on June 17, 2016. CUFH has a share capital of US$1,000 with no operations.

I Win Asset Management was established in accordance with laws and regulations of Hong Kong on March 25, 2020. With a registered capital of HKD 900,000 (approximately US$0.1 million) currently, I Win Asset Management is a limited liability corporation licensed with the HKSFC to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

I Win Consulting was established in accordance with laws and regulations of Hong Kong on July 16, 2025. With a registered capital of HKD 1,000 (approximately US$127.00) currently, I Win Consulting is a limited liability corporation created for the purpose of providing general consulting services to our clients.

Regulations Related to the PRC

Transfers of Cash to and from Our Subsidiary

Garden Stage has no operations of its own. It conducts its operations in Hong Kong through its Operating Subsidiaries. Garden Stage may rely on dividends or payments to be paid by our Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Garden Stage, our holding company incorporated in Cayman Islands, to our Operating Subsidiaries in Hong Kong in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries in Hong Kong to Garden Stage. If Garden Stage intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to Garden Stage in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Garden Stage to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

There is no restriction under the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) on the amount of funding that Garden Stage may provide to its subsidiary in Hong Kong (i.e., Garden Stage to Operating Subsidiaries) through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Garden Stage. The Operating Subsidiaries are also permitted under the laws of Hong Kong, to provide funding to Garden Stage, through dividend distributions or payments, without restrictions on the amount of the funds.

We can distribute accumulated and realized profits (so far as not previously utilized by distribution or capitalization) available for distribution less its accumulated loss (to the extent that they have not been previously written off in a reduction or reorganization of capital) by dividends from our Operating Subsidiaries in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and Garden Stage will be able to satisfy our debts as they fall due in the ordinary course of business. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Furthermore, as of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between Garden Stage and its subsidiaries, across borders and to U.S investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries, to Garden Stage and U.S. investors and amounts owed. While the laws and regulations of Mainland China have no impact on our ability to transfer cash or assets between Garden Stage and our Operating Subsidiaries or to the investors in the U.S, however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our Operating Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government on the ability of Garden Stage or our Operating Subsidiaries to transfer cash and/or assets. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Garden Stage or the Operating Subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong.

Any limitation, if imposed in the future, on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavourably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of how the cash is transferred within our organization. See “Risk Factors — Risks related to Doing Business in Hong Kong — “Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 35 “Dividend Policy” on page 138 for further details.

For fiscal years ended March 31, 2024 and 2025 and up to the date of this annual report, no transfer of cash or other types of assets has been made between Garden Stage and its Operating Subsidiaries; and Garden Stage, our holding company, has not declared or made any dividends or other distribution to its shareholders in the past, nor has any dividends or distributions been made by our Operating Subsidiaries to Garden Sage. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Garden Stage and our subsidiaries, or by our Operating Subsidiaries to Garden Stage. For fiscal years ended March 31, 2024 and 2025, our subsidiaries have not declared dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiaries by way of dividend payments.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to Doing Business in Hong Kong — “Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 35, and the audited combined financial statements and the accompanying footnotes beginning on F-8 of this annual report, for more information.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed.

Our current auditor, J&S Associate PLT, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a firm headquartered in Malaysia and registered with the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in February 2024. Our auditor from December 15, 2022 to January 26, 2024, Marcum Asia CPAs LLP (“Marcum Asia”) is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, our auditors are not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors — Risks Relating to our Ordinary Shares —“The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections” on page 36 of this annual report.

Regulatory Development in the PRC

We are a holding company incorporated in the Cayman Islands with all of the operations conducted by our Operating Subsidiaries in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe that the PRC laws and regulations on cybersecurity, data security, and the oversight and control over overseas securities offerings do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the continued listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Cybersecurity review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business in the future.

Our Operating Subsidiaries may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business or operations, given that (i) our Operating Subsidiaries are incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiaries will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries are incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries has collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiaries has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we are not covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this annual report, we will not be required to submit an application to the CSRC for its approval of our IPO and the continued listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant PRC government authorities issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, we have no operations in Mainland China. Our Operating Subsidiaries are located, and operates, in Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permissions required from Hong Kong and PRC authorities

Garden Stage and our Operating Subsidiaries are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the United States and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this annual report, apart from business registration certificates, Garden Stage and our Operating Subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Hong Kong Operating Subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate its business in Hong Kong, including but not limited to its business registration certificates.

As of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing and/or offerings conducted by Hong Kong-based companies are subject to this regulation; and (ii) our Operating Subsidiaries are established and operates in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Garden Stage and its Operating Subsidiaries are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operation of us or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Uncertainties still exit, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. In the event that the operation of us or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in Mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The mandatory provident fund scheme (“MPF Scheme”) is defined contribution retirement scheme managed by authorised independent trustees. The MPFSO provides that an employer shall participate in an MPF Scheme and make contributions for its employees aged between 18 and 65. Under the MPF Scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month.

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

Minimum Paid-up Share Capital

The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to IWSL and IWAML:

Company	Type of Regulated Activities	Minimum Amount of Paid-up Share
IWSL	Type 1	HK$	10,000,000
IWAML	Type 4 and Type 9		Not applicable

Minimum amount of required liquid capital

The FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable IWSL and IWAML are the higher of the amount of (a) and (b) below:

(a)	the amount of:

Company	Type of Regulated Activities	Minimum Amount of Required Liquid Capital
IWSL	Type 1	HK$	3,000,000
IWAML	Type 4 and Type 9	HK$	100,000

(b)	in the case of a corporation licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital which means 5% of the aggregate of (i) its adjusted liabilities, (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

Exchange and Clearing Participantship

As of the date of this annual report, IWSL is a participant of the following exchanges or clearing houses:

Exchange/Clearing House	Type of Participantship
SEHK	Type 1 Participants (Participant ID: 02092)
HKSCC	Direct Clearing Participant Type 1 Participants (Participant ID: B02092)

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

Risks Related to Doing Business in Hong Kong

●	All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Although we currently operate exclusively in Hong Kong, there is no guarantee that PRC authorities will not expand their regulatory reach in ways that could subject us to additional compliance burdens or restrictions in the future. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system may not accurately reflect future developments (see page 28 of this annual report).

●	The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong (see page 29 of this annual report).

●	Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries (see page 30 of this annual report).

●	If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected (see page 30 of this annual report).

●	If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless (see page 33 of this annual report).

●	The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering (see page 33 of this annual report).

●	There are political risks associated with conducting business in Hong Kong (see page 34 of this annual report).

●	The enactment of the Hong Kong National Security Law could impact our Hong Kong subsidiaries (see page 34 of this annual report).

●	Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares (see page 35 of this annual report).

●	The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions (see page 35 of this annual report).

Risks Related to our Ordinary Shares

●	The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections (see page 36 of this annual report).

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (see page 37 of this annual report).

●	If securities or industry analysts fail to publish research about our business, publish inaccurate or unfavorable reports or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (see page 39 of this annual report).

●	Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment (see page 39 of this annual report).

●	The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect their market price (see page 39 of this annual report).

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies (see page 40 of this annual report).

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer (see page 40 of this annual report).

●	The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions (see page 40 of this annual report).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (see page 41 of this annual report).

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards (see page 42 of this annual report).

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences (see page 42 of this annual report).

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies (see page 42 of this annual report).

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors (see page 43 of this annual report).

●	We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” (see page 43 of this annual report).

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 43 of this annual report).

●	If Nasdaq imposes additional listing requirements on foreign private issuers, we may face increased compliance burdens or risks to our continued listing (see page 44 of this annual report).

Risks Related to the Industry in Which We Operate

●	Our business operations are concentrated in Hong Kong. Unfavorable financial market and economic conditions and material deterioration of the political and regulatory environment in Hong Kong, the PRC, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations (see page 44 of this annual report).

●	We and our Operating Subsidiaries are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions (see page 45 of this annual report).

●	We and our Operating Subsidiaries may not be able to compete successfully in the highly competitive financial service industry in Hong Kong (see page 46 of this annual report).

Risks Related to our Business and Operation

●	We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects (see page 46 of this annual report).

●	We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed (see page 47 of this annual report).

●	We rely on a limited number of key customers for our business (see page 48 of this annual report).

●	The commission income from our Operating Subsidiaries’ securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Ordinary Shares (see page 48 of this annual report).

●	We may be subject to substantial risks if the client(s) using our securities dealing and brokerage services default on payments (see page 48 of this annual report).

●	We may have to bear losses resulting from trading errors (see page 49 of this annual report).

●	Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission (see page 49 of this annual report).

●	Fraud or misconduct by our directors, officers, employees, agents, AEs, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter (see page 49 of this annual report).

●	We may be subject to litigation, arbitration or other legal proceeding risk (see page 49 of this annual report).

●	Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected (see page 50 of this annual report).

●	If our insurance coverage is insufficient, we may be subject to significant costs and business disruption (see page 50 of this annual report).

●	Any failure to protect our intellectual property could harm our business and competitive position (see page 50 of this annual report).

●	We may be affected by the currency peg system in Hong Kong (see page 51 of this annual report).

●	Increases in labor costs may adversely affect our business and results of operations (see page 51 of this annual report).

●	Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations (see page 51 of this annual report).

●	We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, natural disasters, power loss, telecommunications, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any disruption of our facilities could adversely affect our business and operating results (see page 51 of this annual report).

●	Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation (see page 52 of this annual report).

●	Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations (see page 53 of this annual report).

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Although we currently operate exclusively in Hong Kong, there is no guarantee that PRC authorities will not expand their regulatory reach in ways that could subject us to additional compliance burdens or restrictions in the future. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system may not accurately reflect future developments.

Our Operating Subsidiaries are located and operate their business in Hong Kong, a special administrative region of the PRC. The Operating Subsidiaries do not operate in Mainland China and are not regulated by any regulator in Mainland China. As a result, the laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws (as defined below) that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under current Mainland China laws and regulations, there remains regulatory and legal uncertainty with respect to the potential applicability and implementation of laws and regulations of Mainland China to Hong Kong. As a result, we cannot guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiaries become subject to the laws and regulations of Mainland China may also apply to our operations in Hong Kong. As a result, we would face the risks and uncertainties of the Mainland China legal system, including its complex and evolving regulatory environment. Additionally, it remains uncertain whether and how recent PRC government statements and regulatory developments—such as those related to data and cyberspace security and anti-monopoly concerns—would apply to companies like our Operating Subsidiaries and us. Given the substantial operations of our Operating Subsidiaries in Hong Kong, the PRC government may exercise significant oversight over the conduct of business in the region.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties that may quickly change with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

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

As a company mainly conducting business in Hong Kong, a special administrative region of China, our subsidiaries serve clients that include Mainland China residents. As a result, our subsidiaries’ business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material adverse change to our subsidiaries’ operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in Mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in Mainland China. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ Hong Kong operations, and damage our reputation.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

We have no operations in Mainland China. However, because our Operating Subsidiaries are located and operate in Hong Kong, a special administrative region of the PRC, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, that such laws will not have a material adverse impact on our subsidiaries’ business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors.

Except for the Basic Law, national laws of Mainland China (“National Laws”) do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

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

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain how regulatory requirements related to overseas securities offerings and other capital markets activities will be enacted, interpreted, or implemented. It is also uncertain whether the PRC government will introduce additional requirements or expand existing ones to apply to our Operating Subsidiaries in Hong Kong, particularly given the possibility that PRC laws, regulations, or policies could change rapidly in the future. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to exert control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

As the laws and regulations related to cybersecurity, data privacy, and data protection in Mainland China, where our subsidiaries do not have operations, are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear whether we and/or our subsidiaries may become subject to such new laws and regulations.

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

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the “Measures,” which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this Annual Report, we and our subsidiaries have not collected, stored, or managed any personal information in Mainland China. therefore, we believe that the Measures is not applicable to us.

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

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

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

Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since our IPO. However, regulatory requirements on cybersecurity and data security in Mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities. Therefore, there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as us. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in Mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in Mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in Mainland China; and (ii) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in Mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in Mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30, 2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of Mainland China and operate in Hong Kong without any subsidiary or VIE structure in Mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this Annual Report, there have been no material changes to these regulations and policies since our IPO. However, if our offering, including the IPO and future follow-on offerings and listings, is later deemed as “indirect overseas offering and listing by companies in Mainland China” under the Trial Measures, we may need to complete the filing procedures for our offering, including the IPO and future follow-on offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, there is significant uncertainty regarding how the above cybersecurity and overseas listing laws and regulations will be interpreted and enforced. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or Mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or Mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into Mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

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

Based on certain recent developments, the U.S. State Department has indicated that it no longer considers Hong Kong to have significant autonomy from China. These developments include the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”), which was issued by the Standing Committee of the PRC National People’s Congress in June 2020. In response, former President Donald Trump signed an executive order and Hong Kong Autonomy Act (the “HKAA”), to remove Hong Kong’s preferential trade status. The HKAA also authorizes the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The enactment of the Hong Kong National Security Law could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties.

On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted.

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

Risks Related to our Ordinary Shares

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

J&S Associate PLT (“J&S”), the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2025 and 2024 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect J&S Associate PLT. J&S is headquartered in Malaysia, and has recently been inspected by the PCAOB. Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for the fiscal year ended March 31, 2023 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess compliance with applicable professional standards. Our auditors are not headquartered in Mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, we believe that, as of the date of this annual report, our auditors are not subject to the PCAOB determinations.

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

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions of the PRC and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

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

If securities or industry analysts fail to publish research about our business, publish inaccurate or unfavorable reports or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for more information.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

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

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

If Nasdaq imposes additional listing requirements on foreign private issuers, we may face increased compliance burdens or risks to our continued listing.

Nasdaq has implemented, and may continue to introduce, enhanced listing requirements for foreign private issuers, particularly those with substantial operations in China and Hong Kong. These changes may include heightened corporate governance standards, increased transparency requirements, and stricter compliance with U.S. securities laws and accounting standards. In recent years, Nasdaq has adopted rules imposing additional scrutiny on companies operating in “Restrictive Markets,” which may include Hong Kong and China, and has introduced measures to enhance oversight of the qualifications and independence of auditors, financial reporting accuracy, and the regulatory risks associated with such jurisdictions.

If Nasdaq further expands its listing rules to impose additional obligations on foreign private issuers, we may be required to comply with heightened disclosure requirements regarding government influence, additional audit or compliance measures, or increased corporate governance standards. Such changes could result in significant compliance costs, require adjustments to our internal controls and reporting processes, and impose operational burdens that may divert management’s attention from our core business operations.

Additionally, if we fail to meet any new Nasdaq listing requirements or if our compliance efforts are deemed insufficient, we could face heightened regulatory scrutiny or potential delisting from the exchange. Delisting would significantly impact the liquidity and marketability of our Ordinary Shares, potentially leading to a decline in trading price and restricting our ability to raise capital through public markets. Even if we maintain compliance, the evolving regulatory environment for foreign issuers may create market uncertainty, negatively impacting investor sentiment and our ability to attract institutional investors.

Risks related to the industry in which we Operate

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

Risks Related to our Business and Operation

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

Placing and underwriting commission was our largest income source for the year ended March 31, 2024, which accounted for approximately 10.84% of our total revenue of the year ended March 31, 2024; the placing and underwriting commission accounted for approximately 2.09% of our total revenue of the year ended March 31, 2025. Our underwriting service was conducted by I Win Securities, one of our Operating Subsidiaries. Our underwriting services are conducted on a fully underwritten basis, whereby I Win Securities were obliged to take up the undersubscribed securities up to the maximum of our underwriting commitment. I Win Securities has been also involved in several placing exercises as placing agents or sub-placing agents. Depending on the terms of the placing agreements, the placing exercises were either on a fully underwritten basis or on a best-effort basis.

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

Our top five customers accounted for 88%, 63% and 54% of our total revenues for the years ended March 31, 2025, 2024 and 2023, and the largest customer accounted for 54%, 28% and 20% of our total revenues, respectively. Therefore, our customers are concentrated, and we rely on a limited number of key customers during each period of our business. Our customer concentration risk is exacerbated due to: a) our reliance on different customers in different periods; b) the fact that the largest customer in the years ended March 31, 2025, 2024 and 2023 was a different customer; and c) the customers for our placing and underwriting services engaged us on a project-by-project basis.

We cannot assure you that our Operating Subsidiaries will be successful in diversifying the customer base, engaging new customers, and reducing our customer concentration risk. For example, the largest customer for the year ended March 31, 2025 engaged us for advisory services, and the advisory services is being conducted on project-by-project basis, there is no guarantee that the customer who engaged us for advisory services will continue to retain us for their future business, or whether they will choose our competitor for the equivalent services. Another example, the largest customer for the year ended March 31, 2023 engaged us for our underwriting services, which accounted for 20% of our total revenues, and 4 out of the top 5 customers for year ended March 31, 2023 engaged us for our underwriting services. Since we are engaged to provide placing and underwriting services on a project-by-project basis, it is unlikely that our top 5 customers who engaged our underwriting and placing services will continue to retain us for their future businesses, and even if they so choose to retain us for their future businesses, the value of transaction mandated by them may be significantly lower than their mandates given to us for years ended March 31, 2023 and 2022. If we are unable to secure new customers or underwriting/placing projects, or secure underwriting/placing mandates at the similar level as the years ended March 31, 2023 and 2022, during a period of time in the future, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted. The largest customer for the year ended March 31, 2022 engaged us for our securities dealing and brokerage services, we cannot guarantee that this customer or any other top customers for our securities dealing and brokerage service will continue to trade on our platform at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. Furthermore, the volume of trading which these customers may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook and perception of the market as well as factors beyond our control. Any decline in the top customers’ transaction volume would lower our revenues, which would adversely affect our profitability.

The commission income from our Operating Subsidiaries’ securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Ordinary Shares.

We derived substantial revenue from commission and brokerage income from our securities dealing and brokerage services. For the years ended March 31, 2025, 2024 and 2023, commission and brokerage income from our securities brokerage services amounted to 94.01%, 56.16% and 47.55% of our total revenue for the corresponding periods. Our brokerage commission and income mainly depend upon the trading volume through our trading system and platform (including our online trading platform). Similar to other broking and financial services firms, trading volume by investors in the stock markets as a whole may continue to be affected by factors such as changes in investors’ sentiment, perception, and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by the clients through our trading platform and services would result in reduced commission and brokerage income, and there is no assurance that we will be able to maintain or improve our relationship with the brokerage clients and they may terminate their respective relationship with us at any time. Our profit may be materially and adversely affected if any of our clients cease to use, or if any of them significantly reduces their use of our services.

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

We and our Operating Subsidiaries are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

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

Operating Subsidiaries, our directors and officers, and employees may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

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

Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases, including avian influenza, severe acute respiratory syndrome, H1N1 influenza, Ebola virus and the recent COVID-19 outbreak in Hong Kong, the PRC and other jurisdictions may materially and adversely affect our business, financial conditions and results of operations. An outbreak of an epidemic or contagious disease or other adverse public health developments in the world could result in a widespread health crisis and restrict the level of business activities in affected areas, which may, in turn, materially and adversely affect our business. Since late 2019, the outbreak of a novel strain of coronavirus named COVID-19 has resulted in a high number of fatalities and materially and adversely affected the global economy. Widespread lockdowns, closure of work places, restrictions on mobility and travel were implemented by governments of different countries to contain the spread of the virus.

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

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

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

We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting. In the course of preparing our consolidated financial statements as of and for each of the three years ended March 31, 2025, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual.

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

I Win Securities has one wholly-owned subsidiary, China Union Financial Holding Limited (“CUFH”) which is a company incorporated in the British Virgin Islands on June 17, 2016. CUFH has a share capital of US$1,000 with no operations.

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

On November 21, 2022, Garden Stage executed a shareholder resolution to change the par value of the Ordinary Shares from US$1.00 to $0.0001, a 10,000 for 1 share subdivision (“Share Subdivision”). Upon the Share Subdivision, the one issued and outstanding Ordinary Share held by Oriental Moon Tree Limited was sub-divided into 10,000 Ordinary Shares of par value of US$0.0001 each. Pursuant to such resolution, the authorized share capital of Garden Stage Limited was US$50,000 divided into 500,000,000 Ordinary Shares with a nominal or par value of US$0.0001 each, in accordance with section 13 of the Cayman Islands Companies Act.

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

Pursuant to the January 26, 2023 HKSFC approval, the Reorganization was completed in April 2023. Pursuant to the Reorganization, on April 3, 2023, Garden Stage acquired, through 17 Uno BVI, all of the issued equity interests of I Win Holdings HK, from the existing shareholders of I Win Holdings HK, namely, Courageous Wealth Limited, Lobster Financial Holdings Limited, Capital Hero Global Limited, Smark Holding Limited, and Gulu Gulu Limited, in cash consideration of HK$1,000 in aggregate. In April 2023, in connection with the Reorganization, Garden Stage Limited allotted and issued:

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

As of the date of annual report, 74,031,345 Ordinary Shares were issued and outstanding.

Recent Developments

Registered Direct Offerings

April 8, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (“April 8 Registered Direct Offering”). 4,806,450 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.31 per share.

The Company’s April 8 Registered Direct Offering closed on April 8, 2025. The Company received approximately $1,489,999.50 in gross proceeds from April 8, Registered Direct Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from April 8 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated April 8, 2025 (the “Prospectus Supplement”).

April 9, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “April 9 Registered Direct Offering”). 3,193,550 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.31 per share.

The Company’s April 9 Registered Direct Offering closed on April 9, 2025. The Company received approximately $990,000.05 in gross proceeds from the April 9 Registered Direct Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from the April 9 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated April 9, 2025 (the “Prospectus Supplement”).

June 2025 Registered Direct Offering

On June 16, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “June 2025 Registered Direct Offering”) 6,100,000 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.60 per share.

The Company’s June Registered Direct Offering closed on June 17, 2025. The Company received approximately $3,660,000 in gross proceeds from the June 2025 Registered Direct Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from the June 2025 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated June 18, 2025 (the “Prospectus Supplement”).

July 2025 Registered Direct Offering

On July 24, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “July 2025 Registered Direct Offering”) 35,553,820 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”) and (ii) 2,862,525 pre-funded warrants (“Pre-Funded Warrants”) to purchase Ordinary Shares (the “Pre-Funded Warrant Shares”) issuable upon exercise of pre-funded warrants, at a purchase price of $0.11 per share.

The Company’s Registered Direct Offering closed on July 25, 2025. The Company received approximately $4,224,698 gross proceeds from the July Registered Direct Offering, before deducting estimated offering expenses and assuming the exercise of all the Pre-Funded Warrants for cash. The Company intends to use the net proceeds from the July 2025 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated July 25, 2025 (the “Prospectus Supplement”).

2025 Equity Incentive Plan

In June 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Plan, we are authorized to issue an aggregate of 5,900,000 Ordinary Shares. On June 16, 2025, the Company issued 5,900,000 Ordinary Shares of the Company under Company’s 2025 Plan to certain consultants of the Company as compensation for their continued service in the Company.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Shareholding Structure

Oriental Moon Tree Limited
BVI
12.495%
Public Shareholders
87.505%
Garden Stage Limited
Cayman Islands
100%
17 Uno Limited
BVI
100%
I Win Holdings Limited
Hong Kong
100%
I Win Securities Limited
Hong Kong
100%
I Win Asset Management Limited
Hong Kong
100%
I Win Consulting Limited
Hong Kong
100%
China Union Financial Holding Limited
BVI

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

I Win Securities has one wholly-owned subsidiary, China Union Financial Holding Limited which is a company incorporated in the British Virgin Islands on June 17, 2016. CUFH has a share capital of US$1,000 with no operations.

I Win Asset Management was established in accordance with laws and regulations of Hong Kong on March 25, 2020. With a registered capital of HKD 900,000 (approximately US$0.1 million) currently, I Win Asset Management is a limited liability corporation licensed with the HKSFC to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

I Win Consulting was established in accordance with laws and regulations of Hong Kong on July 16, 2025. With a registered capital of HKD 1,000 (approximately US$127.00) currently, I Win Consulting is a limited liability corporation created for the purpose of providing general consulting services to our clients.

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

B. Business Overview

Overview

We, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; (iii) asset management services; (iv) investment advisory services; (v) due diligence services; and (vi) introduction and referral services. Our operation is carried out through our wholly-owned Operating Subsidiaries: a) I Win Securities, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and b) I Win Asset Management, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities is the Stock Exchange Participant and holds one Stock Exchange Trading Right. I Win Securities is a participant of the HKSCC.

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License – Dealing in securities	I Win Securities
HKSFC Type 4 License – Advising on securities	I Win Asset Management
HKSFC Type 9 License – Asset management	I Win Asset Management
Stock Exchange Participants (Participant ID: 02092)	I Win Securities
HKSCC Participants (Participant ID: B02092)	I Win Securities

The service offerings of our Operating Subsidiaries mainly comprise the following:

●	Underwriting and Placing Services I Win Securities acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. I Win Securities also charges investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged I Win Securities to provide placing and underwriting services in respect of the relevant securities. Our revenue derived from our underwriting and placing services accounted for 2.09%, 10.84% and 48.31% of our total revenue for FY2025, FY2024 and FY2023, respectively.

●	Securities Dealing and Brokerage Services: I Win Securities provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. I Win Securities also acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate the clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to I Win Securities’ securities brokerage and dealing services, I Win Securities also provides nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, I Win Securities also facilitates the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage I Win Securities for placing and underwriting services or conducted by other financial services providers in Hong Kong. For FY2025, FY2024 and FY 2023 respectively, 94.01%, 56.16% and 47.55% of our total revenue was derived from our securities dealing and brokerage services.

●	Advisory Services: We provide investment advisory services to our clients through I Win Securities, which is licensed with the SFC to carry on type 4 (advising on securities) regulated activity. We act as investment advisors to our clients and provide them with (i) investment advice incidental to our securities trading services; and (ii) investment consultancy and advisory whereby we render investment research and financial and investment related advisory services to our customers in return for a fixed monthly fee. Advisory fees accounted for 0.19%, 29.88% and nil of our total revenues for FY2025, FY2024 and FY2023, respectively.

●	Asset Management Services: I Win Asset Management offers discretionary account management and fund management services that cater to different investment objectives of our Operating Subsidiaries’ clients. Our asset management services accounted for 1.1%, 0% and 1.03% of our total revenue for FY2025, FY2024 and FY 2023, respectively.

●	Due Diligence Services: We introduced a new due diligence service during the year ended March 31, 2025. We engage in distinct due diligence service agreements with our customers, providing them with due diligence reports in return for a one-time fixed due diligence service fee. Due diligence service fees accounted for 1.46%, nil and nil of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

●	Introducing and Referral Income: We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income structured as a fixed lump sum or monthly fee basis. with amounts contractually determined based on the nature and scope of the referral arrangement as identified in the contract. Introducing and referral income accounted for 85.65%, 18.81% and 8.55% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Our revenues were US$5.5million, US$1.4 million and US$3.3 million for the years ended March 31, 2025, 2024 and 2023, respectively. We recorded net loss of US$4.3 million, US$4.6 million and US$0.2 million for the years ended March 31, 2025, 2024 and 2023, respectively. We plan to keep our business growing by strengthening the securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows our Operating Subsidiaries to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients.

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

Expanding our securities dealing and brokerage market presence in relation to the United States exchanges

We have observed a significant increase in client’s demand for securities trading in U.S. exchanges. Currently, we do not have any trading rights in the United States. Instead, we have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the U.S., as the primary external broker for carrying out the trades in the U.S exchanges, for our Operating Subsidiaries to provide U.S. securities trading and brokerage services to our clients. As the institutional client of ViewTrade, we are required to pay commissions and fees to ViewTrade at agreed rates for orders we placed with them on behalf of our Operating Subsidiaries’ clients. In turn, our Operating Subsidiaries charge the clients a markup on commissions and fees on top of the amounts our Operating Subsidiaries are required to pay to external brokers. However, we believe the external broker arrangement is insufficient to maintain our pricing competitiveness against other securities brokerage firms who may offer lower or even zero rate of brokerage commission to our Operating Subsidiaries’ current or potential clients.

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

We plan to upgrade our Operating Subsidiaries’ portfolio management system and trading system to further streamline the efficiency, convenience, and comprehensiveness of our trading system and provide our clients with a user-friendly interface to ensure that they can securely manage their wealth portfolios with ease. Furthermore, with our ongoing objective to remain competitive and to facilitate the expansion of service offering, we are evaluating the implementation of the following initiatives: (i) subscribing to a new integrated system comprising both portfolio management and risk management functions, including but not limited to features such as managing security, redundancy, disaster recovery and database administration as well as providing market data (such as corporate actions, massive correlation, dividend tables, and volatility datasets); (ii) subscribing to a new clients’ relationship management system with the aim of enhancing client satisfaction; (iii) subscribing to a new business continuity planning service (which includes data management and cloud storage archiving) and co-location service as a back-up workplace in case there is any disruption to our office; and (iv) subscribing to the financial and market data vendors, such as the Bloomberg Terminal, to enhance our analytical and research capabilities to support the asset management and placing and underwriting services of our Operating Subsidiaries.

Our Services and Business Model

Our Operating Subsidiaries are financial services providers in Hong Kong engaging in the provision of (i) placing and underwriting services; (ii) securities brokerage and dealing services; (iii) asset management services; (iv) advisory services; (v) due diligence services; and (vi) introduction and referral services.

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

I Win Securities completed 5, 8 and 14 placing and underwriting exercises for the financial years ended March 31, 2025, 2024 and 2023 respectively. For the years ended March 31, 2025, 2024 and 2023, fee and commission income from our placing and underwriting service amounted to approximately US$0.114 million, US$0.153 million and US$1.575 million, respectively, representing approximately 2.09%, 10.84% and 48.31% of our total revenue for the respective period/years.

For the years ended March 31, 2025, 2024 and 2023, none of the underwriting projects in which I Win Securities participated was undersubscribed, and therefore we were not required to take up any unsubscribed offer shares.

Commissions and Fees

The placing and underwriting commission, which may be a fixed fee or a fee charged as a percentage of the fundraising size, is determined on a case-by-case basis after arm’s length negotiations with each client and/or among the members of the underwriting syndicate, based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, the expected amount of time and resources required for performing our roles and duties in the book building process, the business and financial performance of the relevant listing applicant or listed issuers, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. Therefore, the commission rates for the placing and underwriting projects may vary to a wide extent. The placing and underwriting commission earned by I Win Securities ranged from 0.75% to 1.5% of the fund-raising size and/or the aggregate offer price of the number of securities placed and/or underwritten by I Win Securities, which we consider was in line with the market rates and market practice.

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

Securities Brokerage and Dealing Services

The securities brokerage, dealing and trading services are provided through I Win Securities, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO. As of the date of the annual report, the securities trading service is comprised of a team of 8 staff dealers (6 of which are also the Responsible Officers of I Win Securities) and 8 self-employed Account Executives (“AE”), all of whom were licensed under the SFO. For the years ended March 31, 2025, 2024 and 2023, brokerage commission and other related ancillary services fees income generated from our securities trading business was approximately US$5.14 million, US$0.79million and US$1.55 million, respectively, representing approximately 94.01%, 56.16 % and 47.55% of our total revenue for the respective period/years.

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

Types of Account

As of March 31, 2025 and 2024, we had a total of 4,145 and 2,313 trading accounts comprising 3871 and 2,133 trading accounts of retail clients (including individual and joint accounts) and 274 and 215 trading accounts of institutional and corporate clients. As of March 31, 2025, out of all our trading accounts, 261 were active accounts. The active account being clients whose accounts recorded at least one trading activity, for purchase and/or sale of securities, broking transaction, in the past twelve months.

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

The securities trading accounts are categorized as House Accounts and Referred Accounts. The trading account(s) whose holders are walk-in clients or clients introduced by our Operating Subsidiaries’ management without the direct involvement or referral of our staff dealers or AEs are classified as House Accounts, while customers sourced by the AE and staff dealer through their personal networks are classified as Referred Accounts. As of March 31, 2025 and 2024, we had 962 and 308 House Accounts, and 3,183 and 2,005 Referred Accounts, respectively.

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

For the years ended March 31, 2025, 2024 and 2023, we generated a total securities brokerage commission of approximately US$329,246, US$398,179 and US$900,912 respectively. The commission income derived from the brokerage of trades in overseas markets represents approximately 1%, 2% and 14% respectively of our total revenue for the years ended March 31, 2025, 2024 and 2023, respectively while the commission income we derived from the brokerage of trades on the Hong Kong Stock Exchange for the same period was approximately 5%, 27% and 14% of our total revenue in the respective years.

The table below sets out a geographical breakdown of the commission and brokerage income for the years indicated:

	For the Years Ended March 31
	2023			2024			2025
	Brokerage commissions income			Brokerage commissions income			Brokerage commissions income
Hong Kong Stock Exchange	US$	455,911	50.06%	US$	375,928	94.00%	US$	270,689	82%
U.S. exchanges	US$	443,806	49.30%	US$	22,251	6.00%	US$	58,557	18%
Other exchanges	US$	1,195	0.1%	US$	-	-%	US$	-	-%
Total	US$	900,912	100.00%	US$	398,179	100.00%		329,246	100.00%

Collaboration with Other Financial Services Providers

To maximize our profitability by utilizing the Operating Subsidiaries’ network with other financial services providers in Hong Kong and existing and potential securities brokerage clients network, our Operating Subsidiaries also collaborate with other financial services providers in Hong Kong, in particular, the major investment banks and other securities brokerages firm which we have a close relationship with, to introduce and refer institutional, high-net-worth, and retail investors to: a) open securities trading account in the financial services provider we collaborate with; and b) subscribe the IPOs and placings conducted by these financial services providers. In return, the Operating Subsidiaries charge financial services providers which we referred clients to an introduction/referral fee. The introduction/referral fee is negotiated on a case-by-case basis between financial services provider we collaborate with and us, for a fixed amount of fee, or a certain percentage of either the total amount of commission generated by the investors introduced by us in relation to the secondary market trading or subscription fee paid by the investors introduced by us in relation to the IPOs and placings. For the years ended March 31, 2025, 2024 and 2023, the total income generated as the introduction/referral fee amounted to approximately US$4.68 million, US$0.26 million and US$0.28 million, respectively, representing approximately 85.65%, 18.81% and 8.55% of our total revenue, respectively.

Ancillary Services

Depending on specific needs of our clients, the Operating Subsidiaries provide various other ancillary services related to our securities brokerage and dealing services, including the provision of nominee services (to assist clients with the collection of share certificates or dividends), custodian services, scrip handling services and handling services for other corporate actions. For such services, the Operating Subsidiaries charge our clients a scrip fee, dividend collection fee, custodian fee and/or handling service fee (as applicable), which are recognized when the agreed services have been provided and completed. For the years ended March 31, 2025, 2024 and 2023, the total income generated from the ancillary services amounted to approximately US$0.21 million, US$0.13 million and US$0.37 million, respectively, representing approximately 3.79%, 9.08% and 11.36% of our total revenue, respectively.

Asset Management Services

We provide our asset management services through I Win Asset Management. I Win Asset Management manages discretionary accounts whereby we were appointed as the agent of the clients to manage portfolios on their behalf. I Win Asset Management also manages a Cayman Islands offshore fund, I Win Growth SPC (the “Fund”) and AVIA Trust Limited (“Avia Trust”), a professional trust and escrow services provider registered under the Trustee Ordinance of Hong Kong. I Win Asset Management have set up an investment committee to: (i) set and review the basket of securities which our discretionary accounts and I Win Growth SPC Fund are eligible to buy; (ii) decide the asset allocations; (iii) approve or reject the investment proposals; and (iv) review the performance and compliance matters of our discretionary accounts and I Win Growth SPC Fund.

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

As of March 31, 2025, 2024 and 2023, our discretionary account management services had nil, nil and 3 clients, respectively, receiving our asset management services. For the years ended March 31, 2025, 2024 and 2023, we recognized no commission and referral fee income derived from the discretionary account management services, respectively.

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

For the years ended March 31, 2025 and 2024, we recognized management fees and performance fees income of US$60,012 and US$nil , respectively, derived from the funds management services to Avia Investment SPC – Global High-Yield Bond Fund SP.

In July 2021, I Win Asset Management entered into the Investment Management Agreement with AVIA Trust Limited (“Avia Trust”), a professional trust and escrow services provider registered under the Trustee Ordinance of Hong Kong. Pursuant to Investment Management Agreement, I Win Asset Management was appointed as the investment manager for AVIA Trust to provide advice on the management, investment and reinvestment of the assets which Avia Trust authorized I Win Asset Management to manage. I Win Asset Management charges management fee of 1% of the total value of the assets under management per annual, payable on or before the last day of each and every quarter (i.e. the 31st day of March, the 30th of June, the 30th day of September and the 31st day of December). The assets under management with AVIA Trust were fully redeemed by the clients in February 2023).

In August 2024, I Win Asset Management entered into the Investment Management Agreement with AVIA Investment SPC, a segregated portfolio company incorporated under the laws of Cayman Islands. I Win Asset Management was appointed as the investment manager for AVIA Investment SPC to manage, on a discretionary basis, the assets of the fund. I Win Asset Management charges management fee of one-twelfth of 1% per month of the Net Asset Value of the Class A Shares and one-twelfth of 1.2% per month of the Net Asset Value of the Class B Shares on the valuation point on the month to which relates, payable in arrears.

For years ended March 31, 2025, 2024 and 2023, we recognized management fees income of US$0.06 million, nil and US$0.031 million derived from the funds management services to Avia Trust.

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

For years ended March 31, 2025, 2024 and 2023, the total income generated from our advisory services amounted to approximately US$0.01 million, US$0.42 million and nil, respectively, accounted for 0.19%, 29.88% and nil of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Due Diligence Services

We introduced a new due diligence service during the year ended March 31, 2025. We engage in distinct due diligence service agreements with our customers, providing them with due diligence reports in return for a one-time fixed due diligence service fee. Due diligence service fees accounted for 1.46%, nil and nil of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Introducing and Referral Income:

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income structured as a fixed lump sum or monthly fee basis. with amounts contractually determined based on the nature and scope of the referral arrangement as identified in the contract. Introducing and referral income accounted for 85.65%, 18.81% and 8.55% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

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

We had a concentration of revenues of 88%, 63% and 54% from the top five customers for the years ended March 31, 2025, 2024 and 2023 respectively.

The following table outlines the concentration of each of the top five customers comparing to our total revenues.

For the fiscal year ended 31 March, 2025:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2025 Concentration (%)
Largest customer	Introducing/referral income	54%
2nd largest customer	Introducing/referral income	31%
3rd largest customer	Due Diligence services fees	1%
4th largest customer	Investment management fee income	1%
5th largest customer	Handling income	1%
Total		88%

For the fiscal year ended 31 March, 2024:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2024 Concentration (%)
Largest customer	Advisory	28%
2nd largest customer	Underwriting/Placing	14%
3rd largest customer	Introducing/referral income	11%
4th largest customer	Introducing/referral income	6%
5th largest customer	Securities Dealing and Brokerage	4%
Total		63%

For the fiscal year ended 31 March, 2023:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2023 Concentration (%)
Largest customer	Underwriting/Placing & Securities Dealing and Brokerage	20%
2nd largest customer	Underwriting/Placing & Introducing/referral income	12%
3rd largest customer	Underwriting/Placing	10%
4th largest customer	Securities Dealing and Brokerage	6%
5th largest customer	Underwriting/Placing	6%
Total		54%

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

For the years ended March 31, 2025, 2024 and 2023, and up to the date of this annual report, we and our Operating Subsidiaries had obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this report and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operation in all material respects.

Regulations Related to the PRC

Transfers of Cash to and from Our Subsidiary

Garden Stage has no operations of its own. It conducts its operations in Hong Kong through its Operating Subsidiaries. Garden Stage may rely on dividends or payments to be paid by our Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Garden Stage, our holding company incorporated in Cayman Islands, to our Operating Subsidiaries in Hong Kong in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries in Hong Kong to Garden Stage. If Garden Stage intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to Garden Stage in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Garden Stage to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

There is no restriction under the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) on the amount of funding that Garden Stage may provide to its subsidiary in Hong Kong (i.e., Garden Stage to Operating Subsidiaries) through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Garden Stage. The Operating Subsidiaries are also permitted under the laws of Hong Kong, to provide funding to Garden Stage, through dividend distributions or payments, without restrictions on the amount of the funds.

We can distribute accumulated and realized profits (so far as not previously utilized by distribution or capitalization) available for distribution less its accumulated loss (to the extent that they have not been previously written off in a reduction or reorganization of capital) by dividends from our Operating Subsidiaries in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and Garden Stage will be able to satisfy our debts as they fall due in the ordinary course of business. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Furthermore, as of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between Garden Stage and its subsidiaries, across borders and to U.S investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries, to Garden Stage and U.S. investors and amounts owed. While the laws and regulations of Mainland China have no impact on our ability to transfer cash or assets between Garden Stage and our Operating Subsidiaries or to the investors in the U.S, however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our Operating Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government on the ability of Garden Stage or our Operating Subsidiaries to transfer cash and/or assets. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Garden Stage or the Operating Subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong.

Any limitation, if imposed in the future, on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavourably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of how the cash is transferred within our organization. See “Risk Factors — Risks related to Doing Business in Hong Kong — “Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 35 and “Dividend Policy” on page 138 for further details.

For fiscal years ended March 31, 2024 and 2025 and up to the date of this annual report, no transfer of cash or other types of assets has been made between Garden Stage and its Operating Subsidiaries; and Garden Stage, our holding company, has not declared or made any dividends or other distribution to its shareholders in the past, nor has any dividends or distributions been made by our Operating Subsidiaries to Garden Sage. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Garden Stage and our subsidiaries, or by our Operating Subsidiaries to Garden Stage. For fiscal years ended March 31, 2024 and 2025, our subsidiaries have not declared or made any dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiaries by way of dividend payments.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to Doing Business in Hong Kong — “Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 35, and the audited combined financial statements and the accompanying footnotes beginning on F-8 of this annual report, for more information.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed.

Our current auditor, J&S Associate PLT, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a firm headquartered in Malaysia and registered with the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in February 2024. Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for the fiscal year ended March 31, 2023 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess compliance with applicable professional standards. As of the date of this annual report, our auditors are not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors — Risks Relating to our Ordinary Shares — “The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.” on page 36 of this annual report.

Regulatory Development in the PRC

We are a holding company incorporated in the Cayman Islands with all of the operations conducted by our Operating Subsidiaries in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe that the PRC laws and regulations on cybersecurity, data security, and the oversight and control over overseas securities offerings do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the continued listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Cybersecurity review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business in the future.

Our Operating Subsidiaries may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business or operations, given that (i) our Operating Subsidiaries are incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiaries will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries are incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries has collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiaries has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we are not covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this annual report, we will not be required to submit an application to the CSRC for its approval of our IPO and the continued listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant PRC government authorities issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, we have no operations in Mainland China. Our Operating Subsidiaries are located, and operates, in Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permissions required from Hong Kong and PRC authorities

As of the date of this annual report, Garden Stage and our Operating Subsidiaries are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the United States and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this annual report, apart from business registration certificates, Garden Stage and our Operating Subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Hong Kong Operating Subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate its business in Hong Kong, including but not limited to its business registration certificates.

As of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing and/or offerings conducted by Hong Kong-based companies are subject to this regulation; and (ii) our Operating Subsidiaries are established and operates in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Garden Stage and its Operating Subsidiaries are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operation of us or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Uncertainties still exit, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. In the event that the operation of us or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in Mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The mandatory provident fund scheme (“MPF Scheme”) is defined contribution retirement scheme managed by authorised independent trustees. The MPFSO provides that an employer shall participate in an MPF Scheme and make contributions for its employees aged between 18 and 65. Under the MPF Scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month.

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

Minimum Paid-up Share Capital

The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to IWSL and IWAML:

Company	Type of Regulated Activities		Minimum Amount of Paid-up Share
IWSL	Type 1	HK$	10,000,000
IWAML	Type 4 and Type 9		Not applicable

Minimum amount of required liquid capital

The FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable IWSL and IWAML are the higher of the amount of (a) and (b) below:

(a)	the amount of:

Company	Type of Regulated Activities		Minimum Amount of Required Liquid Capital
IWSL	Type 1	HK$	3,000,000
IWAML	Type 4 and Type 9	HK$	100,000

(b)	in the case of a corporation licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital which means 5% of the aggregate of (i) its adjusted liabilities, (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

Exchange and Clearing Participantship

As of the date of this annual report, IWSL is a participant of the following exchanges or clearing houses:

Exchange/Clearing House	Type of Participantship
SEHK	Type 1 Participants (Participant ID: 02092)
HKSCC	Direct Clearing Participant Type 1 Participants (Participant ID: B02092)

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

As of the date of this annual report, we are in compliance with the MPFSO.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
17 Uno Limited	British Virgin Islands
I Win Holdings Limited	Hong Kong
I Win Securities Limited	Hong Kong
I Win Asset Management Limited	Hong Kong
I Win Consulting Limited	Hong Kong
China Union Financial Holding Limited	British Virgin Islands

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should carefully read the “Item 3. Key Information—D. Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of advisory services, due diligence services, introduction and referral services, investment management services, securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. Our business is carried out through our wholly owned Operating Subsidiaries: a) I Win Holding Limited, which provides consultancy services for which no specific license is required; b) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and c) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities Limited is also a participant of the SEHK and HKSCC and holds one trading right with SEHK. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to our customers.

The following discussion and analysis of our financial condition and results of operations is prepared based on the financial data which is derived from our consolidated financial statements for the years ended March 31, 2025, 2024 and 2023, included in this annual report.

Our revenues were US$5,466,243, US$1,408,469 and US$3,259,296 for the years ended March 31, 2025, 2024 and 2023, respectively. We recorded net loss of US$4,317,642, US$4,589,478 and US$207,169 for the years ended March 31, 2025, 2024 and 2023, respectively. We plan to keep our business growing by strengthening our advisory services, due diligence services, introduction and referral services, investment management services, securities brokerage, underwriting and placement services and continue to source potential customers for our asset management business and margin financing services.

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

If any of our HKSFC licensed companies fail to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us; or (ii) suspension or revocation of some or all of our registrations or licenses for carrying on our business activities. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected. Further, HKSFC may amend, supplement and/or modify the requirements on licensed corporations as it considers necessary for the proper regulation of the Hong Kong securities and futures market. Any such change or tightening of regulations and/or requirements on licensed corporations (which may involve an amendment to applicable laws, regulations and guidelines) may (i) require us to incur additional costs for compliance; and (ii) potentially affect our ability to carry on our existing regulated activities.

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

Impact of Russia’s Invasion of Ukraine, Israel-Hamas War and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022 and an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since 7 October 2023. The extent and duration of the military actions, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia, Ukraine and the Middle-East; and (ii) our industry has been less dependent on oil, natural resources or global supply chain which have been disrupted by these military actions, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East. However, if the situation of these conflicts and/or other global concerns continues to worsen, leading to more significant disruptions, our operating subsidiary’s ability to pursue our business objectives may be materially and adversely affected. We will continue to closely monitor the evolving circumstances throughout 2025 and beyond to mitigate any potential impacts on our operations.

Escalating Trade Tensions and Impacts of Tariff Policy Volatility

Recent global trade developments have introduced increased uncertainty into international markets. In early 2025, the introduction of broad-based tariffs on a wide array of imported goods has disrupted global trade flows and heightened concerns across various industries. While our core business activities include securities trading, advisory, and asset management services in Hong Kong and we do not involve the direct trade of physical goods, we remain vigilant to potential indirect effects stemming from these evolving trade and geopolitical dynamics.

In particular, increased volatility in global financial markets, shifts in investor sentiment, and higher operating costs incurred by internationally exposed portfolio companies could influence our trading strategies, asset valuations, and client activity. The current environment is characterized by rapidly changing tariffs, capital flow restrictions, and regulatory developments, which collectively create challenges for market forecasting and risk management. To address these uncertainties, we are strengthening our monitoring of macroeconomic trends, diversifying our trading and investment approaches, and maintaining active communication with clients and counterparties to support timely decision-making. Although these measures are intended to mitigate potential adverse effects, we cannot guarantee that they will fully shield our operations from the broader impact of global trade and policy shifts. We will continue to closely monitor developments and adjust our strategies and risk controls as necessary to maintain operational resilience and financial performance.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) advisory fees, brokerage commissions, due diligence service fees, handling income, introducing and referral income, investment management fee income and underwriting and placement income which are all recognized in accordance with ASC 606 and (ii) interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Years Ended March 31,
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advisory fees	$10,624	0.2	$420,918	29.9	$-	-
Brokerage commissions	302,366	5.5	391,060	27.8	811,169	24.8
Brokerage commissions-related parties	26,880	0.5	7,119	0.5	89,743	2.8
Due diligence service fees	79,543	1.5	-	-	-	-
Handling income	127,745	2.4	125,736	8.9	367,873	11.3
Handling income-related parties	-	-	2,130	0.2	2,275	0.1
Introducing and referral income	4,681,683	85.6	264,941	18.8	278,688	8.6
Investment management fee income	60,012	1.1	-	-	30,622	0.9
Investment management fee income – related party	-	-	-	-	2,840	0.1
Underwriting and placement income	114,091	2.1	152,638	10.8	1,574,613	48.3
Interest income and others	61,019	1.1	42,489	3.0	91,311	2.8
Interest income and others-related parties	2,280	-	1,438	0.1	10,162	0.3

Total revenues	$5,466,243	100.0	$1,408,469	100.0	$3,259,296	100.0

Advisory fees

We derive the majority of our advisory fees by rendering investment research and financial-related advisory services to our customers in return for a fixed charge identified in the contracts. The fee structures are negotiated on a case by case basis and vary depending on the type of customer and nature of services rendered. Advisory fees accounted for 0.2%, 29.9%, nil, of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. The following tables present the key operating data for brokerage commissions for the periods presented:

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$265,591	$5,098	$270,689
exchanges in the United States	36,775	21,782	58,557
	$302,366	$26,880	$329,246

Trading volumes related to
exchange in Hong Kong	$106,649,541	$8,245,625	$114,895,166
exchanges in the United States	19,485,266	37,901,751	57,387,017
	$126,134,807	$46,147,376	$172,282,183

Weighted average commission rates related to(1)
exchange in Hong Kong	0.25%	0.06%	0.24%
exchanges in the United States	0.19%	0.06%	0.10%

Number of active accounts related to(2)
exchange in Hong Kong	278	2	280
exchanges in the United States	32	3	35

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$371,930	3,998	$375,928
exchanges in the United States	19,130	3,121	22,251
	$391,060	7,119	$398,179

Trading volumes related to
exchange in Hong Kong	$103,009,416	4,890,207	$107,899,623
exchanges in the United States	7,376,900	6,087,827	13,464,727
	$110,386,316	10,978,034	$121,364,350

Weighted average commission rates related to(1)
exchange in Hong Kong	0.36%	0.08%	0.35%
exchanges in the United States	0.26%	0.05%	0.17%

Number of active accounts related to(2)
exchange in Hong Kong	229	4	233
exchanges in the United States	169	3	172

	For the Year Ended March 31, 2023
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$445,057	10,854	$455,911
exchanges in the United States	365,281	78,525	443,806
other exchanges	831	364	1,195
	$811,169	89,743	$900,912

Trading volumes related to
exchange in Hong Kong	$127,174,740	16,312,231	$143,486,971
exchanges in the United States	55,054,750	137,052,777	192,107,527
other exchanges	276,967	121,322	398,289
	$182,506,457	153,486,330	$335,992,787

Weighted average commission rates related to(1)
exchange in Hong Kong	0.35%	0.07%	0.32%
exchanges in the United States	0.66%	0.06%	0.23%
other exchanges	0.30%	0.30%	0.30%

Number of active accounts related to(2)
exchange in Hong Kong	211	7	218
exchanges in the United States	249	8	257
other exchanges	24	3	27

(1)	Weighted average commission rates are derived from our brokerage commission based on the related trading volume.
(2)	Active accounts are those accounts recorded at least one trading activity, for purchase and/or sale of securities, during the related years.

When a customer executes a securities trading transaction with us, brokerage commission is recognized upon the completion of the transaction. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. For the years ended March 31, 2025, 2024 and 2023, commissions from securities brokerage represented approximately 6.0%, 28.3% and 27.6% respectively, of our total revenues for the respective years.

Due diligence service fees

We introduced a new due diligence service during the year ended March 31, 2025. We engage in distinct due diligence service agreement with our customers for providing them with due diligence report in return for a one-time fixed due diligence service fee. Due diligence service fees accounted for 1.5%, nil and nil of our total revenues for the year ended March 31, 2025, 2024 and 2023, respectively.

Handling income

Handling income consisted of the followings:

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Handling income on
custodian services	$77,158	$-	$77,158
dividend collection	50,587	-	50,587
Total handling income	$127,745	$-	$127,745

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Handling income on
custodian services	$108,218	2,078	$110,296
dividend collection	17,518	52	17,570
Total handling income	$125,736	2,130	$127,866

	For the Year Ended March 31, 2023
	Third parties	Related parties	Total
Handling income on
custodian services	$350,706	2,262	$352,968
dividend collection	17,167	13	17,180
Total handling income	$367,873	2,275	$370,148

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

Handling income accounted for 2.3%, 9.1% and 11.4%, of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Introducing and referral income

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income structured as a fixed lump sum or monthly fee basis, with amounts contractually determined based on the nature and scope of the referral arrangement, as identified in the contract. Introducing and referral income accounted for 85.7%, 18.8% and 8.6% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Investment management fee income

We provide investment management services by acting as investment manager for our customers in return for investment management fee income. The following tables present key operating data for underwriting and placement income for the periods ended indicated:

	For the Years Ended March 31,
	2025		2024		2023
	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues
Investment management fee income
Avia Investment SPC	$8,622,381	$60,012	$-	$-	$-	$-
Avia Trust Limited	$-	-	$-	-	$3,434,754	30,622
I Win Growth SPC – Fund 1 SP	$-	-	$-	-	$378,659	2,840
Total investment management fee income		$60,012		$-		$33,462

We charge the customers a fee for the investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. Investment management fee income accounted for 1.1%, nil and 1.0%, of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Underwriting and placement income

We provide underwriting and placement services to customers by acting as an underwriter, global coordinator, bookrunner, or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. The following tables present key operating data for underwriting and placement income for the years indicated:

	For the Year Ended March 31, 2025
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$114,091	$-	$114,091

Number of projects related to
equity shares	5	-	5

Relevant amounts related to(2)
equity shares	$10,443,458	$-	$10,443,458

Weighted average fee rates related to(3)	1.09%	-	1.09%
equity shares

	For the Year Ended March 31, 2024
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$109,316	$-	$109,316
bonds and other instruments(1)	-	-	43,322
	$109,316	$-	$152,638

Number of projects related to
equity shares	7	-	7
bonds and other instruments(1)	-	-	1
	7	-	8

Relevant amounts related to(2)
equity shares	$5,172,364	$-	$5,172,364
bonds and other instruments(1)	$-	$-	$4,332,183

Weighted average fee rates related to(3)
equity shares	2.11%	-	2.11%
bonds and other instruments(1)	-	-	1.00%

	For the Year Ended March 31, 2023
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$914,234	$-	$914,234
bonds and other instruments(1)	-	-	660,379
	$914,234	$-	$1,574,613

Number of projects related to
equity shares	10	-	10
bonds and other instruments(1)	-	-	4
	10	-	14

Relevant amounts related to(2)
equity shares	$23,018,318	$-	$23,018,318
bonds and other instruments(1)	$-	$-	$40,861,368

Weighted average fee rates related to(3)
equity shares	3.97%	-	3.97%
bonds and other instruments(1)	-	-	1.62%

(1)	Bonds and other instruments were not listed in a specific exchange whereas the issuers of the bonds and other instruments were all located in Hong Kong.
(2)	Relevant amounts represent the higher of the committed underwriting amounts and actual placement amounts based on which our income is calculated or referenced.
(3)	Weighted average fee rates are derived from our underwriting and placement income based on the related relevant amounts.

We charge an underwriting and placement income based on certain percentage of the funds committed or raised in the transaction, either initial public offerings or other fundraising or placement activities. The fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. Underwriting and placement income accounted for 2.1%, 10.8% and 48.3% of total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Interest income and others

Interest income and others primarily consists of interests earned on bank deposits, customers’ overdue and government subsidies, which are not within the scope ASC 606.

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Interests on bank deposits	$903	$-	$903
Interests on customers’ overdue	54,911	2,280	57,191
Sundry income	5,205	-	5,205
Total interest income and others	$61,019	$2,280	$63,299

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Interests on bank deposits	$1,830	-	$1,830
Interests on customers’ overdue	35,400	1,438	36,838
Sundry income	5,259	-	5,259
Total interest income and others	$42,489	1,438	$43,927

	For the Year Ended March 31, 2023
	Third parties	Related parties	Total
Interests on bank deposits	$314	-	$314
Interests on customers’ overdue	37,349	9,652	47,001
Government subsidies	50,822	-	50,822
Sundry income	2,826	510	3,336
Total interest income and others	$91,311	10,162	$101,473

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

Government subsidies for the year ended March 31, 2023 primarily related to a one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. We recognize government subsidies as other income when the conditions are met.

For the years ended March 31, 2025, 2024 and 2023, interest income and others accounted for 1.1%, 3.1% and 3.1% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the Years Ended March 31,
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Expenses:
Allowance for expected credit losses	$98,022	1.8	$7,668	0.5	$-	-
Brokerage, clearing and exchange fees	1,427,997	26.2	69,735	4.9	193,135	6.0
Communications and technology	1,817,001	33.2	437,700	31.1	116,435	3.6
Compensation and benefits	3,719,689	68.0	3,286,834	233.3	2,103,492	64.5
Depreciation	58,762	1.1	9,421	0.7	10,455	0.3
Loss on disposal of property and equipment	15,319	0.3	-	-	-	-
Occupancy costs	169,866	3.1	95,416	6.8	85,220	2.6
Professional fees	770,898	14.1	377,275	26.8	636,240	19.5
Sub-underwriting and sub-placement fees	-	-	-	-	7,654	0.3
Travel and business development	1,514,960	27.7	1,611,485	114.4	236,112	7.2
Other administrative expenses	148,137	2.7	89,054	6.4	78,246	2.4
Total expenses	$9,740,651	178.2	$5,984,588	424.9	$3,466,989	106.4

Allowance for expected credit losses

Allowance for expected credit losses represent the movement of provision for expected credit loss. We measured provision for expected credit losses on receivables from customers, amounts due from related party and other assets using the current expected credit loss model under ASC 326, starting from April 1, 2023. The allowance for credit losses accounted for 1.8%, 0.5% and nil of our total revenue for the years ended March 31, 2025, 2024 and 2023, respectively.

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations on securities brokerage services, as well as referral fees, which are expensed as incurred. Brokerage, clearing and exchange fees accounted for 26.2%, 4.9% and 6.0% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Communications and technology

Communications and technology expenses mainly represent fees paid for the outsourced trading solution support services. Communications and technology expenses also include routine IT services and supplies incurred for our day to day administrative work. Communications and technology expenses accounted for 33.2%, 31.1% and 3.6% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Compensation and benefits

Compensation and benefits mainly represent the share based compensation expenses, together with salaries, commissions and contributions to the retirement benefit scheme. Compensation and benefits expenses accounted for 68.0%, 233.3% and 64.5% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, and leasehold improvements. Depreciation accounted for 1.1%, 0.7% and 0.3% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Loss on disposal of property and equipment

Loss on disposal of property and equipment represent the difference between the sales proceeds and the asset’s carrying amount for the disposal of leasehold improvements associated with our old office. Loss on disposal of property and equipment accounted for 0.3%, nil and nil of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Occupancy costs

Occupancy costs are the rental expenses we incurred on the lease of our office premises, which accounted for 3.1%, 6.8% and 2.6% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Professional fees accounted for 14.1%, 26.8% and 19.5% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Sub-underwriting and sub-placement fees

Sub-underwriting and sub-placement fees relate to fees and expenses paid to other broker-dealers in relation to sub-underwriting and sub-placement arrangements which are expensed at the completion of the public offering, i.e., listing of the securities on relevant exchanges, or the completion of a placement. Generally, the terms of these sub-underwriting and sub-placement arrangements mirror the master underwriting and placement agreements we have in place with our customers but include a concession fee to these broker-dealers for services rendered. Sub-underwriting fees accounted for nil, nil and 0.3% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Travel and business development

Travel and business development expenses include public relations and marketing expenditures, overseas and local travel, and other expenses incurred for the development of our business and expansion of our network. Travel and business development accounted for 27.7%, 114.4% and 7.2% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Other administrative expenses

Other administrative expenses mainly consist of bank charges, company insurance fees and office expenses. Other administrative expenses accounted for 2.7%, 6.4% and 2.4% of our total revenues for the years ended March 31, 2025, 2024 and 2023.

Income Tax

Our subsidiaries operating in Hong Kong are subjected to Hong Kong Profits Tax. For the years ended March 31, 2025, 2024 and 2023, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2,000,000 (equivalent to US$256,590) and 16.5% on any assessable profits in excess of HK$2,000,000 (equivalent to US$256,590). For connected entities, as is the case of our Hong Kong subsidiaries, I Win Securities Limited, I Win Asset Management Limited and I Win Holdings Limited, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entity will be subject to tax rate of 16.5% on all our assessable profits, if any. For the years ended March 31, 2025, 2024 and 2023, income tax accounted for 0.8%, 0.9% and nil of our total revenues, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

	For the Years Ended March 31,
	2025		2024		Variance
	US$	% of total revenues	US$	% of total revenues	Amount	%
Revenues:
Advisory fees	10,624	0.2	420,918	29.9	(410,294)	(97.5)
Brokerage commissions	302,366	5.5	391,060	27.8	(88,694)	(22.7)
Brokerage commissions-related parties	26,880	0.5	7,119	0.5	19,761	277.6
Due diligence service fees	79,543	1.5	-	-	79,543	100.0
Handling income	127,745	2.3	125,736	8.9	2,009	1.6
Handling income-related parties	-	-	2,130	0.2	(2,130)	(100.0)
Introducing and referral income	4,681,683	85.7	264,941	18.8	4,416,742	1,667.1
Investment management fee income	60,012	1.1	-	-	60,012	100.0
Underwriting and placement income	114,091	2.1	152,638	10.8	(38,547)	(25.3)
Interest income and others	61,019	1.1	42,489	3.0	18,530	43.6
Interest income and others-related parties	2,280	-	1,438	0.1	842	58.6
Total revenues	5,466,243	100.0	1,408,469	100.0	4,057,774	288.1

Expenses:
Allowance for expected credit losses	(98,022)	1.8	(7,668)	0.5	90,354	1,178.3
Brokerage, clearing and exchange fees	(1,427,997)	26.2	(69,735)	4.9	1,358,262	1,947.7
Communications and technology	(1,817,001)	33.2	(437,700)	31.1	1,379,301	315.1
Compensation and benefits	(3,719,689)	68.0	(3,286,834)	233.3	432,855	13.2
Depreciation	(58,762)	1.1	(9,421)	0.7	49,341	523.7
Loss on disposal of property and equipment	(15,319)	0.3	-	-	15,319	100.0
Occupancy costs	(169,866)	3.1	(95,416)	6.8	74,450	78.0
Professional fees	(770,898)	14.1	(377,275)	26.8	393,623	104.3
Travel and business development	(1,514,960)	27.7	(1,611,485)	114.4	(96,525)	(6.0)
Other administrative expenses	(148,137)	2.7	(89,054)	6.4	59,083	66.3
Total expenses	(9,740,651)	178.2	(5,984,588)	424.9	3,756,063	62.8

Loss before income taxes	(4,274,408)	78.2	(4,576,119)	324.9	301,711	6.6
Income tax expenses	(43,234)	0.8	(13,359)	0.9	29,875	223.6
Net loss	(4,317,642)	79.0	(4,589,478)	325.8	271,836	5.9

Revenues

Total revenues increased by 288.1% from US$1,408,469 for the year ended March 31, 2024 to US$5,466,243 for the year ended March 31, 2025. The increase was primarily due to a significant increase in our due diligence service fees, introducing and referral income and investment management fee income, which were partially offset by a decrease in our advisory fees, brokerage commissions and underwriting and placement income.

Advisory fees – Advisory fees decreased by 97.5% from US$420,918 for the year ended March 31, 2024 to US$10,624 for the year ended March 31, 2025. The decrease was primarily due to the termination of our previous investment advisory arrangement in November 2023 and the commencement of a new engagement in March 2025. As a result, advisory fee revenue was recognized for only one month for the year ended March 31, 2025, compared to eight months for the year ended March 31, 2024.

Brokerage commissions – Brokerage commissions decreased by 17.3% from US$398,179 for the year ended March 31, 2024 to US$329,246 for the year ended March 31, 2025. This decrease was primarily attributed to a reduction in the weighted average brokerage commissions related to exchanges in Hong Kong during the year ended March 31, 2025. Brokerage commissions related to exchanges in the Hong Kong decreased by US$105,239 from US$375,928 for the year ended March 31, 2024 to US$270,689 for the year ended March 31, 2025. Despite the number of active accounts increased from 233 for the year ended March 31, 2024 to 280 for the year ended March 31, 2025, and trading volumes of our securities brokerage activities related to exchanges in the Hong Kong increased from US$107,899,623 for the year ended March 31, 2024 to US$114,895,166 for the year ended March 31, 2025, the weighted average commission rates related to exchanges in the Hong Kong decreased significantly from 0.35% to 0.24%. This reduction in commission rate led to an overall decline in brokerage commissions from the Hong Kong exchange.

Meanwhile, brokerage commissions related to exchanges in the United States increased to US$58,557 for the year ended March 31, 2025 from US$22,251 for the year ended March 31, 2024. Despite the number of active account and weighted average commission rates decreasing from 172 and 0.17%, respectively for the year ended March 31, 2024 to 35 and 0.10%, respectively for the year ended March 31, 2025, trading volumes related to exchanges in the United States increased from US$13,464,727 for the year ended March 31, 2024 to US$57,387,017 for the year ended March 31, 2025. However, the decreased participation in the Hong Kong market outweigh the increase in the United States market, resulting in an overall reduction in brokerage commissions for the year ended March 31, 2025.

Due diligence service fees – Due diligence service fees increased from nil for the year ended March 31, 2024, to US$79,543 for the year ended March 31, 2025. This increase was driven by the launch of a new due diligence service during the year ended March 31, 2025, as part of our strategy to diversify revenue streams. The new service leverages our expertise to provide comprehensive due diligence support to clients. For the year ended March 31, 2025, we successfully onboarded four projects. No such services were offered for the year ended March 31, 2024.

Handling income – Handling income remained largely stable with a slight decrease of US$121 from US$127,866 for the year ended March 31, 2024 to US$127,745 for the year ended March 31, 2025, reflecting no significant changes in operation.

Introducing and referral income – Introducing and referral income increased significantly by 1,667.1%, from US$264,941 for the year ended March 31, 2024, to US$4,681,683 for the year ended March 31, 2025. This substantial growth was primarily driven by the successful onboarding of a new customer, which contributed approximately 62.5% of the total introducing and referral income during the year. Under the terms of our agreement with this customer, we were entitled to a fee for successfully referring investors to participate in their capital-raising activities, including subscriptions for shares or convertible bonds. In addition, we continued to generate referral income from an existing customer with whom we have maintained an active business relationship since January 2024.

Investment management fee income – Investment management fee income increased from nil for the year ended March 31, 2024 to US$60,012 for the year ended March 31, 2025. The increase was primarily due to the new engagement of a fund managed by us in September 2024 after the previous fund managed by us had been fully redeemed in February 2023. This income represented a management fee charged at one-twelfth (1/12) of 1.2% per month of the net asset values of the fund we managed.

Underwriting and placement income – Underwriting and placement income decreased by 25.3% from US$152,638 for the year ended March 31, 2024 to US$114,091 for the year ended March 31, 2025, primarily due to absence of underwriting and placement income related to bonds and other instruments during the year ended March 31, 2025, compared to US$43,322 generated for the year ended March 31, 2024.

While the deal sizes for equity shares increased from US$5,172,364 for the year ended March 31, 2024 to US$10,443,458 for the year ended March 31, 2025, both the number of projects and the weighted average fee rate declined from 7 projects and 2.11%, respectively, for the year ended March 31, 2024 to 5 projects and 1.09%, respectively, for the year ended March 31, 2025. The combination of lower fee rates and the narrower project mix led to the overall decline in underwriting and placement income. As of March 31, 2025, all related projects were completed with no outstanding obligations.

Interest income and others – Interest income and others increased from US$43,927 for the year ended March 31, 2024 to US$63,299 for the year ended March 31, 2025. The increase was primarily due to a rise in interest from customers regarding overdue receivables arising from brokerage transactions, from $36,838 for the year ended March 31, 2024 to US$57,191 for the year ended March 31, 2025.

Expenses

Allowance for expected credit losses - Allowance for expected credit losses increased from US$7,668 for the year ended March 31, 2024 to US$98,022 for the year ended March 31, 2025. This increase was primarily driven by the growth in receivables from customers, for which higher allowances were recognized to reflect changes in credit risk and the prevailing economic conditions during the year ended March 31, 2025.

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees increased from US$69,735 for the year ended March 31, 2024 to US$1,427,997 for the year ended March 31, 2025. The increase was consistent with our increase in revenue from brokerage commissions and introducing and referral income. Brokerage, clearing and exchange fees on brokerage commissions increased from US$44,788 for year ended March 31, 2024 to US$88,404 for the year ended March 31, 2025. In addition, brokerage, clearing and exchange fees on introducing and referral income increased from US$24,947 for year ended March 31, 2024 to US$1,339,593 for the year ended March 31, 2025. The increase reflected a substantial payment to a third party as referral fee for the year ended March 31, 2025.

Communications and technology – Communications and technology expenses sharply increased by 315.1% from US$437,700 for the year ended March 31, 2024 to US$1,817,001 for the year ended March 31, 2025. The increase was mainly due to our effort to enhance operational efficiency through subscriptions to financial community networks and advanced IT operation systems, which aided in streamlining our daily operations. In addition, we subscribed to an application with advanced machine learning and data analysis technique to assist us in delivering more accurate and reliable trading recommendations.

Compensation and benefits – Compensation and benefits expenses increased by 13.2% from US$3,286,834 for the year ended March 31, 2024 to US$3,719,689 for the year ended March 31, 2025. This increase was primarily due to the increase in referral commission in line with our revenue growth, as well as increased personnel costs incurred with headcount expansion and annual salary adjustments during the year ended March 31, 2025. Further there was an increase in salary for the head of investor relationship and strategic planning who was employed since February 2024 thus only two months of his salary was accounted for the year ended March 31, 2024, as compared to 12 months for the year ended March 31, 2025. These increases were partially offset by the resignation of an executive director with effect in April 2024.

Depreciation – Depreciation expenses increased by 523.7% from US$9,421 for the year ended March 31, 2024 to US$58,762 for the year ended March 31, 2025 due to additions of property and equipment related to the relocation to our new office.

Loss on disposal of property and equipment - Loss on disposal of property and equipment for the year ended March 31, 2025 was US$15,319, compared to nil for the year ended March 31, 2024. The increase was due to the derecognition of leasehold improvements associated with the old office during the year ended March 31, 2025 while no such expenses incurred during the year ended March 31, 2024.

Occupancy costs – Occupancy costs increased by 78.0% from US$95,416 for the year ended March 31, 2024 to US$169,866 for the year ended March 31, 2025, primarily due to an increase in lease payments, building management fees and government rates as a result of moving into a new office premises.

Professional fees – Professional fees increased from US$377,275 for the year ended March 31, 2024 to US$770,898 for the year ended March 31, 2025. The increase in professional fees was primarily due to the Nasdaq Capital Market annual fees incurred following the completion of our initial public offering, as well as professional services and printing fees incurred related to post-listing activities.

Travel and business development – Travel and business development expenses decreased by 6.0% from US$1,611,485 for the year ended March 31, 2024 to US$1,514,960 for the year ended March 31, 2025. The decrease was mainly due to the absence of listing related closing ceremony expenses incurred during the year ended March 31, 2024, offset by continued investments in public relations and investor engagement and fees for designing and executing a proactive investor relations program to enhance brand image and expand market visibility.

Other administrative expenses – Other administrative expenses increased from US$89,054 for the year ended March 31, 2024 to US$148,137 for the year ended March 31, 2025, primarily due to a rise in costs associated with office operations and company insurance premiums.

Loss before income taxes

We recorded a loss before income taxes of US$4,274,408 for the year ended March 31, 2025, compared to US$4,576,119 for the year ended March 31, 2024. Although we experienced significant revenue growth, our profitability continued to be impacted by increased expenditures. The rise in expenses was mainly attributable to ongoing expenditure in advanced IT systems, elevated marketing and public relations costs aimed at enhancing operational efficiency and brand visibility, and higher brokerage, clearing and exchange fees driven by increased introducing and referral income. Additionally, professional fees increased following the completion of our initial public offering. These factors collectively contributed to our loss before income taxes for the year ended March 31, 2025.

Income tax expenses

Income tax expense increased from US$13,359 for the year ended March 31, 2024, to US$43,234 for the year ended March 31, 2025. The increase was primarily driven by higher assessable profits resulting from the growth in revenue during the year ended March 31, 2025.

Net loss

As a result of the foregoing factors, net loss decreased by 5.9% from US$4,589,478 for the year ended March 31, 2024 to US$4,317,642 for the year ended March 31, 2025.

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

	For the Years Ended, March 31,
	2024		2023		Variance
	US$	% of total revenues	US$	% of total revenues	Amount	%
Revenues:
Advisory fees	420,918	29.9	-	-	420,918	100.0
Brokerage commissions	391,060	27.8	811,169	24.8	(420,109)	(51.8)
Brokerage commissions-related parties	7,119	0.5	89,743	2.8	(82,624)	(92.1)
Handling income	125,736	8.9	367,873	11.3	(242,137)	(65.8)
Handling income-related parties	2,130	0.2	2,275	0.1	(145)	(6.4)
Introducing and referral income	264,941	18.8	278,688	8.6	(13,747)	(4.9)
Investment management fee income	-	-	30,622	0.9	(30,622)	(100.0)
Investment management fee income-related parties	-	-	2,840	0.1	(2,840)	(100.0)
Underwriting and placement income	152,638	10.8	1,574,613	48.3	(1,421,975)	(90.3)
Interest income and others	42,489	3.0	91,311	2.8	(48,822)	(53.5)
Interest income and others-related parties	1,438	0.1	10,162	0.3	(8,724)	(85.8)
Total revenues	1,408,469	100.0	3,259,296	100.0	(1,850,827)	(56.8)

Expenses:
Allowance for expected credit losses	(7,668)	0.5	-	-	7,668	100.0
Brokerage, clearing and exchange fees	(69,735)	4.9	(193,135)	6.0	(123,400)	(63.9)
Communications and technology	(437,700)	31.1	(116,435)	3.6	321,265	275.9
Compensation and benefits	(3,286,834)	233.3	(2,103,492)	64.5	1,183,342	56.3
Depreciation	(9,421)	0.7	(10,455)	0.3	(1,034)	(9.9)
Occupancy costs	(95,416)	6.8	(85,220)	2.6	10,196	12.0
Professional fees	(377,275)	26.8	(636,240)	19.5	(258,965)	(40.7)
Sub-underwriting and sub-placement fees	-	-	(7,654)	0.3	(7,654)	(100.0)
Travel and business development	(1,611,485)	114.4	(236,112)	7.2	1,375,373	582.5
Other administrative expenses	(89,054)	6.4	(78,246)	2.4	10,808	13.8
Total expenses	(5,984,588)	424.9	(3,466,989)	106.4	2,517,599	72.6

Loss before income taxes	(4,576,119)	324.9	(207,693)	6.4	(4,368,426)	(2,103.3)
Income tax (expenses) benefits	(13,359)	0.9	524	-	13,883	2,649.4
Net loss	(4,589,478)	325.8	(207,169)	6.4	(4,382,309)	(2,115.3)

Revenues

Total revenues decreased significantly by 56.8% from US$3,259,296 for the year ended March 31, 2023 to US$1,408,469 for the year ended March 31, 2024. This decrease was mainly driven by significant decrease in our underwriting and placement income, brokerage commissions and handling income, partially offset by an increase in our advisory fees.

Advisory fees – Advisory fees increased from nil for the year ended March 31, 2023, to US$420,918 for the year ended March 31, 2024. During the year ended March 31, 2024, to diversify our income, we have introduced a new type of investment advisory service. This initiative stemmed from identifying an opportunity to leverage our financial expertise and offer comprehensive advisory services to our customers. Through this new advisory business, we successfully onboarded two new customers, contributing to the US$420,918 in advisory fees generated for the year ended March 31, 2024, compared to nil advisory revenue during the year ended March 31, 2023 when we did not offer these services.

Brokerage commissions – Brokerage commissions decreased significantly by 55.8%, from US$900,912 for the year ended March 31, 2023, to US$398,179 for the year ended March 31, 2024. The decrease was mainly attributed to reduced demand for securities brokerage activities in the United States market, resulting in a drop of 95.0% in trading on exchanges in the United States during the year ended March 31, 2024. Brokerage commissions related to exchanges in the United States decreased from US$443,806 for the year ended March 31, 2023, to US$22,251 for the year ended March 31, 2024. Our active accounts related to exchanges in the United States decreased by 33.1%, from 257 for the year ended March 31, 2023, to 172 for the year ended March 31, 2024. In addition, the trading volume of our securities brokerage activities related to exchanges in the United States decreased from US$192,107,527 for the year ended March 31, 2023, to US$13,464,727 for the year ended March 31, 2024. With less participation in the market in the United States and a decline in trading volume, the weighted average commission rates related to exchanges in the United States decreased from 0.23% for the year ended March 31, 2023, to 0.17% for the year ended March 31, 2024.

In addition, brokerage commissions related to exchange in Hong Kong decreased to US$375,928 for the year ended March 31, 2024, from US$455,911 for the year ended March 31, 2023. Despite the weighted average commission rate slightly increasing from 0.32% for the year ended March 31, 2023, to 0.35% for the year ended March 31, 2024, the trading volume related to exchange in Hong Kong decreased from US$143,486,971 for the year ended March 31, 2023, to US$107,899,623 for the year ended March 31, 2024. With a decrease in demand for securities brokerage activities in both Hong Kong and the United States, and no engagement in other exchanges during the year ended March 31, 2024, our overall brokerage commissions decreased compared to the year ended March 31, 2023.

Handling income – Handling income decreased by 65.5%, from US$370,148 for the year ended March 31, 2023, to US$127,866 for the year ended March 31, 2024. The decrease was mainly due to our reduced involvement in handling large transactions involving the transfer of physical shares held by customers to CCASS for custodian services in the second half of the financial year 2024.

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

Underwriting and placement income – Underwriting and placement income decreased significantly by 90.3% from US$1,574,613 for the year ended March 31, 2023, to US$152,638 for the year ended March 31, 2024. This decline was primarily due to reduced underwriting and placement engagements during the year ended March 31, 2024. Specifically, we were involved in only 8 underwriting and placement projects, compared to 14 projects during the year ended March 31, 2023. The number of underwriting projects, which typically yield higher commissions as compared to placement engagements, dropped from 7 during the year ended March 31, 2023, to 3 during the year ended March 31, 2024.

In addition, the weighted average fee rate for equity shares decreased from 3.97% for the year ended March 31, 2023, to 2.11% for the year ended March 31, 2024. This significant drop in fee rates was driven by increased competitive pricing pressure, making us more challenging to secure new projects with higher commission fees.

Furthermore, deal sizes for equity shares and bonds decreased from US$23,018,318 and US$40,861,368 during the year ended March 31, 2023, to US$5,172,364 and US$4,332,183 during the year ended March 31, 2024, respectively. This reduction in deal sizes, as well as the decreased in the weighted average commission fees, contributed to the drop in underwriting and placement income. As of March 31, 2024, all related projects were completed with no outstanding obligations.

Interest income and others – Interest income and others decreased from US$101,473 for the year ended March 31, 2023 to US$43,927 for the year ended March 31, 2024. The decrease was attributable to the decrease in government subsidies, specifically one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund amid the outbreak of COVID-19 amounted to US$50,822 during the year ended March 31, 2023.

Expenses

Allowance for expected credit losses - Allowance for expected credit losses increased from nil for the year ended March 31, 2023 to US$7,668 for the year ended March 31, 2024. No allowance for expected credit losses was recorded for the year ended March 31, 2023, as there was no impact over the initial adoption of current expected credit loss model. With change in the credit risk and economic conditions, allowance for expected credit losses increased for the year ended March 31, 2024.

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees decreased significantly by 63.9% to US$69,735 for the year ended March 31, 2024 from US$193,135 for the year ended March 31, 2023. The decrease was mainly due to the decline in revenue resulting in lower costs incurred during the year ended March 31, 2024.

Compensation and benefits – Compensation and benefits expenses increased significantly by 56.3% from US$2,103,492 for the year ended March 31, 2023 to US$3,286,834 for the year ended March 31, 2024. The increase was mainly due to a share option compensation cost of US$1,871,499 granted during the year ended March 31, 2024. Despite the increase in total compensation and benefits for the year ended March 31, 2024, the salaries and contributions to the retirement benefit scheme paid to staff during the year ended March 31, 2024 decreased.

This decrease can be attributed to a decline in revenue-related commissions paid to our staff, by decreasing the amount from US$852,282 for the year ended March 31, 2023 to US$488,195 for the year ended March 31, 2024. Moreover, there was a decrease in the bonus payout by approximately US$318,911, contributing to the significant reduction in salaries and contributions to the retirement benefit scheme for the year ended March 31, 2024.

Communications and technology – Communications and technology expenses sharply increased by 275.9% from US$116,435 for the year ended March 31, 2023 to US$437,700 for the year ended March 31, 2024. The increase was mainly due to our effort to enhance operational efficiency through subscriptions to financial community networks and advanced IT operation systems, which aided in streamlining our daily operations. In addition, we subscribed to an application with advanced machine learning and data analysis technique to assist us in delivering more accurate and reliable trading recommendations.

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

Professional fees – Professional fees decreased by 40.7% from US$636,240 for the year ended March 31, 2023 to US$377,275 for the year ended March 31, 2024. The decrease was mainly because a reduction in fees previously associated with the setup and annual charges related to a fund managed by us under our investment management business, and a decrease in our audit fee for the consolidated financial statements during the year ended March 31, 2024.

Sub-underwriting and sub-placement fees – Sub-underwriting and sub-placement fees decreased to nil for the year ended March 31, 2024 from US$7,654 for the year ended March 31, 2023, mainly because we did not incur any sub-underwriting or sub-placement fees during the year ended March 31, 2024.

Travel and business development – Travel and business development expenses increased sharply by 582.5% from US$236,112 for the year ended March 31, 2023 to US$1,611,485 for the year ended March 31, 2024. The increase was primarily driven by (i) substantial public relations and marketing expenditures with approximately US$924,536, reflecting our dedicated investment in a brand revitalization proposal and the planning of a comprehensive public relations strategy, indicating a strong commitment to enhancing brand image and expanding market visibility; and (ii) marketing expenses of US$495,198 for a closing bell ceremony on the listing in the NASDAQ.

Other administrative expenses – Other administrative expenses increased by 13.8% from US$78,246 for the year ended March 31, 2023 to US$89,054 for the year ended March 31, 2024. The increase was mainly due to foreign exchange losses arising from inter-bank transfers.

Loss before income taxes

We had a loss before income taxes of US$4,576,119 for the year ended March 31, 2024, compared to US$207,693 for the year ended March 31, 2023. The significant increase in loss before income taxes was primarily driven by a decline in overall revenue. In addition, investments in advanced IT systems and increased marketing expenses to drive operational efficiency and brand development contributed to higher expenses during the year ended March 31, 2024. These factors collectively influenced our loss before income tax for the year ended March 31, 2024.

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

Net loss

As a result of the foregoing factors, net loss increased by 2,115.3% from US$207,169 for the year ended March 31, 2023 to US$4,589,478 for the year ended March 31, 2024.

Liquidity and Capital Resources

Prior to our initial public offering on December 1, 2023, our principal sources of liquidity to finance our operating activities were from the financings provided by our related parties and major shareholders.

On December 1, 2023, we completed our initial public offering on the NASDAQ. In this offering, 2,500,000 ordinary shares were issued at a price of US$4 per share. In addition, we entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price of US$4 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 375,000 ordinary shares at the public offering price of US$4 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling US$11,500,000, before deducting underwriting discounts and offering expenses.

As of March 31, 2025, we had US$7,885,624 in cash and restricted cash, of which $7,185,937 was held in Hong Kong dollars and the remainder in Japanese yen and United States dollars. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

We believe that our current cash and restricted cash and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of March 31, 2025, 2024 and 2023 the actual amounts of capital maintained.

Capital requirements as of March 31, 2025

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$385,610	$788,187	$402,577	204%
I Win Asset Management Limited(1)	12,854	58,356	45,502	454%
Total	$398,464	$846,543	$448,079	212%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2025 reflects the position as submitted in its regulatory return as of December 2024.

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,345	$1,640,332	$1,256,987	428%
I Win Asset Management Limited(1)	12,778	72,452	59,674	567%
Total	$396,123	$1,712,784	$1,316,661	432%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2024 reflects the position as submitted in its regulatory return as of December 2023.

Capital requirements as of March 31, 2023

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$382,167	$771,083	$388,916	202%
I Win Asset Management Limited(1)	12,739	76,306	63,567	599%
Total	$394,906	$847,389	$452,483	215%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2023 reflects the position as submitted in its regulatory return as of December 2022.

As of March 31, 2025, 2024 and 2023, all our Operating Subsidiaries were in compliance with their respective regulatory capital requirements. We consider ourselves having strong and adequate capital resources to carry out our operations.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended March 31, 2025, 2024 and 2023 as indicated.

	For the Years Ended March 31,
	2025	2024	2023
	US$	US$	US$
Net cash used in operating activities	(1,148,574)	(7,090,770)	(1,876,296)
Net cash used in investing activity	(218,235)	(1,448)	(22,194)
Net cash provided by financing activities	263,485	9,693,950	388,346
Effect of exchange rates on cash and restricted cash	50,746	19,270	(15,458)
Net (decrease) increase in cash and restricted cash	(1,052,578)	2,621,002	(1,525,602)
Cash and restricted cash, beginning of year	8,938,202	6,317,200	7,842,802
Cash and restricted cash, end of year	7,885,624	8,938,202	6,317,200

Operating activities

Net cash used in operating activities for the year ended March 31, 2025 was US$1,148,574, as compared to the net loss of US$4,317,642. The difference was primarily attributable to (i) share based compensation expenses of US$1,684,642; (ii) an increase of US$469,439 in receivables from customers and an increase of US$1,382,549 in payables to customers, which were impacted by our customers’ fund allocation preferences of placing more cash with us in the designated accounts for their securities brokerage transactions; (iii) an increase of US$493,994 in receivables from broker-dealers and clearing organizations and an increase of US$90,393 in payables to broker-dealers and clearing organizations, which were because there were more unsettled trades on trade-date basis related to exchange in Hong Kong and more cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities; (iv) a decrease of US$607,790 in prepayments and other assets, which was attributed to the utilization of previously made advance payments for IT and marketing services delivered; and (v) an increase in accrued expenses and other liabilities of US$164,017, primarily related to professional fee for legal and regulatory advisory services and referral commission accrued.

Net cash used in operating activities for the year ended March 31, 2024 was US$7,090,770, as compared to the net loss of US$4,589,478. The difference was primarily attributable to (i) advance payment of US$6,312,352 made to secure future IT and marketing services, aimed at enhancing operational efficiency and facilitating brand building initiatives; (ii) share based compensation expenses of US$1,871,499; (iii) a decrease of US$1,253,197 in receivables from customers and a decrease of US$1,513,641 in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereby on March 31, 2024, our customers left less cash with us in the designated accounts for their securities brokerage transactions; and (iv) a decrease of US$4,012,562 in receivables from broker-dealers and clearing organizations and a decrease of US$1,898,448 in payables to broker-dealers and clearing organizations, which were because there were less unsettled trades on trade-date basis related to exchange in Hong Kong and less cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities.

Net cash used in operating activities for the year ended March 31, 2023 was US$1,876,296, as compared to the net loss of US$207,169. The difference was primarily attributable to (i) an increase of US$644,840 in receivables from customers and an increase of US$835,925 in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereby on March 31, 2023, our customers placed more cash with us in the designed accounts for their securities brokerage transactions; and (ii) an increase of US$3,426,189 in receivables from broker-dealers and clearing organizations and an increase of US$1,617,042 in payables to broker-dealers and clearing organizations, which were because there were more unsettled trades on trade-date basis related to exchange in Hong Kong and more cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities in the United States.

Investing activities

Net cash used in investing activities for the years ended March 31, 2025, 2024 and 2023 was US$218,235, US$1,448 and US$22,194, respectively, which was fully spent on the purchase of property and equipment.

Financing activities

Net cash used in financing activities for the years ended March 31, 2025 was US$263,485 solely due to financing obtained from related parties.

Net cash provided by financing activities for the year ended March 31, 2024 was US$9,693,950. This was primarily due to net proceeds from issuance of common share pursuant to IPO of US$10,133,680, offset by payment of offering costs related to IPO prior to the completion of our IPO on December 1, 2023 of US$435,835.

Net cash provided by financing activities for the year ended March 31, 2023 was US$388,346. This was primarily due to deposit of US$796,001 received from a group of investors who were to subscribe for our ordinary shares. The balance was partially offset by payment of offering costs related to IPO of US$407,655.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations denominated in foreign currenices. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related party. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Hong Kong. As of March 31, 2025, US$7,885,624 were deposited with these banks. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to US$64,268), and further increased to HK$800,000 (equivalent to US$102,829) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities we hold on hand of these counterparts. Further, for receivables from customers related to brokerage transactions, of which under the contracts entered into between us and our customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to cover the receivable balances in case of default, we generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2025 and 2024, the balances of allowance for expected credit losses were $105,920 and $7,668, respectively.

For the years ended March 31, 2025, 2024 and 2023, most of our assets were located in Hong Kong. At the same time, we consider that we are exposed to the following concentrations of risk:

(a)	Major customers

For the year ended March 31, 2025, there were two counterparties who accounted for 10% or more of our revenues. Revenues from these counterparties for the year ended March 31, 2025 represented approximately 54% and 31% of our total revenue for that year. For the year ended March 31, 2024, there were three counterparties who accounted for 10% or more of our revenues. Revenues from these counterparties for the year ended March 31, 2024 represented approximately 28%, 14% and 11% of our total revenue for that year. For the year ended March 31, 2023, there were three counterparties who accounted for 10% or more of our revenues. Revenues from these counterparties for the year ended March 31, 2023 represented approximately 20%, 12% and 10% of our total revenue for that year.

(b)	Receivables

As of March 31, 2025, there were three counterparties whose receivables accounted for 10% or more of our total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 37%, 23% and 10% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2024, there were three counterparties whose receivables accounted for 10% or more of our total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 39%, 30% and 11% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2025, receivables from the top counterparty represented cash deposits placed with broker-dealers. As of March 31, 2024, receivables from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits and customers’ overdue. Nevertheless, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge our interest risk exposure.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index rose by at 1.0% for the years ended March 31, 2025 and 2024, and 1.0% for the years ended March 31, 2024 and 2023. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Contractual obligations and Contingencies

In the normal course of our business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

As of the date of this annual report, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

As of March 31, 2025, our contractual obligations were as follows:

	Less than 1 year	Between 1-2 years	Over 3 years	Total
Contractual obligations	US$	US$	US$	US$
Operating lease commitment	123,395	82,264	-	205,659

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the years ended March 31, 2025, that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, receivables from customers, receivables from broker-dealers and clearing organizations, payables to customers, payables to broker-dealers and clearing organizations, share based compensation expenses and income taxes, of which the details are set out in our consolidated financial statements. You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Expected credit loss

We apply the provisions of ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the use of a current expected credit loss ("CECL") model to estimate lifetime expected credit losses for financial instruments measured at amortized cost, as well as certain off-balance sheet credit exposures. This CECL methodology replaces the prior incurred loss model and results in the recognition of credit losses based on expected rather than incurred events, thereby accelerating the timing of loss recognition. In determining the allowance for expected credit losses, we consider a variety of factors, including historical loss experience, the age and past due status of the receivables, the creditworthiness of counterparties based on ongoing credit evaluations, current macroeconomic conditions, and reasonable and supportable forecasts of future economic conditions that may affect the collectability of our financial assets. We update our estimates at each reporting period and revise the allowance accordingly. Balances are written off against the allowance when collection efforts have been fully exhausted and management concludes that recovery is unlikely.

Share based compensation expenses

We use the fair value method of accounting for the share options granted to grantees to measure the cost services received in exchange for share based awards. We have selected the binominal option-pricing model as the most appropriate fair value method for our option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. We estimate the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors and employees are required to provide service in exchange for the awards. Share-based compensation expense is recognized on a graded vesting basis, net of estimated forfeitures. During the years ended March 31, 2025, 2024 and 2023, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of our share based compensation expenses were US$1,684,642, US$1,871,499 and nil, respectively.

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

As of March 31, 2025 and 2024, we had net operating loss carryforwards indefinitely of US$604,513 and US$1,300,259, respectively, which fully arose from the subsidiaries established in Hong Kong and can be carried forward indefinitely against future assessable profits. Due to the successive years of losses recognized by the Hong Kong subsidiaries, we are uncertain when these net operating losses can be utilized. As a result, we provided a 100% allowance on deferred tax assets on net operating losses of US$99,745 and US$214,543 related to the Hong Kong subsidiaries as of March 31, 2025 and 2024, respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers, directors and other key employee as of the date hereof:

Name	Age	Position(s)
Sze Ho, CHAN	38	Director, Chief Executive Officer, and Interim Chief Financial Officer
Ngan Sammy, SHUM	45	Director
Wai Lok Raymond, FONG	50	Consultant
Sheung Chi Steven, WU	45	Independent Director, Chair of Audit Committee
B Ray Billy, TAM	57	Independent Director, Chair of Compensation Committee
Kevin, GUAN	38	Independent Director, Chair of Nominating Committee
Kit Wa, TO	50	Independent Director

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

B Ray Billy, TAM, Independent Director

Mr. B Ray Billy TAM is an independent Director and the chairman of the compensation committee and a member of the audit committee and nominating committee. Mr. Tam has been a practicing solicitor in Hong Kong since December 1993 and has over 25 years of experience in law with practical experience in corporate finance, regulatory compliance, and general commercial matters. In July 1998, Mr. Tam established his own law firm, Ho & Tam, Solicitors, and is currently the partner of the firm. Before founding Ho & Tam, Solicitors, Mr. Tam was a partner and consultant of Vincent T.K. Cheung, Yap & Co., a Hong Kong law firm, since January 1996. Mr. Tam currently serves as an Independent Non-Executive Director of Superrobotics Limited (stock code: 8176.HK), since March 2012. Mr. Tam was also the Independent Non-Executive Director of China Fortune Financial Group Limited (stock code: 290. HK), Independent Non-Executive Director of Silk Road Energy Services Group Ltd. (stock code: 8250.HK), Independent Non-Executive Director of Crown International Corporation Limited (stock code: 727.HK), Non-Executive Director of Larry Jewellery International Company Limited (stock code: 8351.HK), and Non-Executive Director of Milan Station Holdings Limited (stock code: 1150.HK), which he resigned on December 2016, June 2014, March 2022, September 2014, and March 2017 respectively. Mr. Tam holds a Bachelor of Laws from the University of London, a Bachelor Degree of PRC Law from Tsinghua University; a Master Degree of Laws from the University of Hong Kong and a Master Degree in Business Administration (EMBA Programme 2013) from the Chinese University of Hong Kong.

Sheung Chi Steven, WU Independent Director

Mr. Sheung Chi Steven, WU, is an independent Director, and the chairman of the audit committee and nominating committee, and a member of the compensation committee. Mr. Wu has over 20 years of experience in audit, financial analysis, corporate finance, IPO, M&A, and compliance. Mr. Wu is a fellow of the Association of Certified Public Accountant since 2012 and a member of the Hong Kong Institute of Certified Public Accountants since 2007.

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

Kit Wa, TO, Independent Director

Dr. Kit Wa TO is an independent Director and a member of the compensation committee, the audit committee, and nominating committee. Dr. To has been appointed as independent director of Garden Stage Limited listed on the Nasdaq stock market, stock code: GSIW) on 1 December, 2023 and Junee Limited (listed on the Nasdaq stock market, stock code: JUNE) on 17 April, 2024. On 31 March, 2025, her directorship in Junee Limited has been ended in accordance with reorganization of Board structure. Since March 2022, Dr. To serves as the Laboratory Director of Zhong Ji Longevity Science Group Limited (stock code: 767.HK). Dr. To is currently the Independent Non-Executive Director of Fusen Pharmaceutical Company Limited (stock code: 1652.HK). From March 2015 to June 2020, Dr. To worked as a Senior Research Assistant and conducted research in the Laboratory of Biomedical Imaging and Signal Processing in the Department of Electrical and Electronic Engineering, the University of Hong Kong. Dr. To served as an account executive at ACI Group (Hong Kong) Limited from 1996 to 1998. She was a marketing executive at Tak Hing Manufacturing Company Limited from 1999 to 2000 and rejoined as an executive secretary from 2003 to 2004. She then worked as a senior secretary in Belief Wealth Management Co. in 2009. Thereafter, Dr. To joined Winsor (Hong Kong) Limited as an assistant manager to supervise a group of research assistants for the daily operation of a laboratory from 2010 to 2013. Dr. To obtained a Bachelor of Science in General Biology in 1996, a Master of Philosophy in 2002, and a Doctor of Philosophy in Cancer Biology in 2007 from the University of Hong Kong. She also received the Certificate and the Diploma of Marketing from HKU School of Professional and Continuing Education in 2000 and 2001 respectively.

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

Employment Agreements

On November 21, 2022, Garden Stage entered into Employment Agreements as supplemented by the Supplemental Employment Agreements entered into on April 24, 2023 (collectively, the Employment Agreements) with: (a) Director, Chief Executive Officer and interim Chief Financial Officer, Mr. Sze Ho, CHAN; (b) former Chief Financial Officer, Mr. Ting Hei, LEE; (c) former Director, Mr. Wai Lok Raymond, FONG; and (d) Director, Mr. Ngan Sammy, Shum, respectively (Mr. Chan and Mr. Shum are collectively referred as the Named Directors and Officers). The initial term of employment under the Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Employment Agreements shall be automatically extended for successive one-year terms.

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

Agreements with independent directors

We have entered into director offer letters with our independent directors, Mr. Kevin Guan, Mr. Sheung Chi Steven Wu, Dr. Kit Wa To, and Mr. B Ray Billy Tam, each of whom receives an annual salary of $18,000 for their service on our Board. These agreements outline the directors’ roles and responsibilities, including attending board meetings, providing oversight on corporate governance and strategic matters, and serving on board committees as required.

Their appointments began following the Company’s listing on the Nasdaq Capital Market.

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

Garden Stage Limited has entered into director offer letters with the independent directors, respectively, Mr. Kevin, GUAN, Mr. Sheung Chi Steven, WU, Dr. Kit Wa, TO and Mr. B Ray Billy, TAM, for an annual salary of US$18,000. Their appointments began following the Company’s listing on the Nasdaq Capital Market.

During the fiscal year ended March 31, 2025, we paid an aggregate of approximately US$1.75 million in cash to our directors and executive officers. During the fiscal year ended March 31, 2024, we paid an aggregate of approximately US$1.72 million in cash to our directors and executive officers. Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

The following table sets forth certain information with respect to compensation for the years ended March 31, 2025 and 2024 earned by or paid to the current directors of Garden Stage Limited.

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Commission (US$)	Deferred Compensation Earnings (US$)	Pension/MPF (US$)	Total (US$)
Mr. Sze Ho, CHAN	2025	$92,372.83	$—	$—	$440,085.83	$748,732.42	$2,309.32	$1,283,500.40
Director, Chief Executive Officer and Interim CFO of Garden Stage; Director of I Win Securities and I Win Holdings HK	2024	$53,673.06	$—	$—	$429,365.08	$831,777.37	$2,300.27	$1,317,115.78

Mr. Ngan Sammy, SHUM	2025	$84,675.09	$—	$—	$281,92559	$—	$2,309.32	$368,910.00
Director of Garden Stage, I Win Securities, and I Win Holdings HK	2024	$88,177.17	$—	$—	$60,280.52	$—	$2,300.27	$150,757.96

Kevin, GUAN	2025	$17,897.24	—	—	—	—	—	$17,897.24
Independent Director	2024	$5,942.37	—	—	—	—	—	$5,942.37

B Ray Billy, TAM,	2025	$17,897.24	—	—	—	—	—	$17,897.24
Independent Director	2024	$5,942.37	—	—	—	—	—	$5,942.37

Sheung Chi Steven, WU	2025	$17,897.24	—	—	—	—	—	$17,897.24
Independent Director	2024	$5,942.37	—	—	—	—	—	$5,942.37

Kit Wa, TO	2025	$17,897.24	—	—	—	—	—	$17,897.24
Independent Director	2024	$5,942.37	—	—	—	—	—	$5,942.37

Equity-Based Remuneration

On April 24, 2023 and subsequently on August 31, 2023, as approved by our board of directors, we granted options to the Named Directors and Officers, Mr. Tin Hei LEE, the Company’s former Chief Financial Officer, and Mr. Wai Lok Raymond FONG, the Company’s former Director, to acquire an aggregate of 1,475,000 Ordinary Shares of the Company, including: (1) the options to acquire an aggregate of 590,000 Ordinary Shares in three equal tranches to Mr. Sze Ho CHAN, the Company’s Director, Chief Executive Officer and Interim Chief Financial Officer; (2) options to acquire an aggregate of 147,500 Ordinary Shares in three equal tranches to Mr. Tin Hei LEE; and (3) options to acquire an aggregate of 737,500 Ordinary Shares in three equal tranches to Mr. Wai Lok Raymond FONG.

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

2025 Equity Incentive Plan

In June 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Plan, we are authorized to issue an aggregate of 5,900,000 Ordinary Shares. On June 16, 2025, the Company issued 5,900,000 Ordinary Shares of the Company under Company’s 2025 Plan to certain consultants of the Company as compensation for their continued service in the Company.

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

All of the employees (excluding consultants and other self-employed account executives) are employed under employment contracts which set out fully, among other things, the employees’ responsibilities, remuneration and grounds for termination of employment. The remuneration packages of our employees (other than self-employed account executives) include salary and bonus. Generally, employee salaries are determined based on the employees’ qualification, experience, position and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

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

The calculations in the table below are based on 74,031,345 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

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

Name of Beneficial Owner	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary Shares
Directors and Executive Officers:
Sze Ho, CHAN	—		—
Ngan Sammy, SHUM	—		—
Sheung Chi Steven, WU	—		—
B Ray Billy, TAM	—		—
Kevin, GUAN	—		—
Kit Wa, TO	—		—

All directors and executive officers as a group:

5% or Greater Shareholders:	—		—
Oriental Moon Tree Limited(1)	9,250,000	(1)	12.49%
3i, LP(2)	7,681,269		10.38%
Hexstone Capital LLC(3)	7,681,269		10.38%
Bigger Capital Fund LP(4)	7,681,269		10.38%
L1 Capital Global Opportunities Master Fund, Ltd.(5)	7,681,269		10.38%

(1)	These shares are directly held by Oriental Moon Tree Limited, a British Virgin Islands company with its registered address at Jayla Place, 2nd Floor, Road Town, Tortola, British Virgin Islands. Oriental Moon Tree Limited is approximately 10% held by Lobster Financial Holding Limited, 8% held by Golden Garden (BVI) Limited, 64% held by Courageous Wealth Limited, 14% held by Capital Hero Global Limited, and 4% held by Gulu Gulu Limited. Lobster Financial Limited is a company incorporated in the British Virgin Islands and 100% owned by Ms. Yun, ZHU, who is its sole shareholder and director. Ms. Yun, ZHU is the spouse of Mr. Wai Lok Raymond, FONG. Golden Garden (BVI) Limited is company incorporated in the British Virgin Islands and 100% owned by Mr. Ngan Sammy, SHUM, who is its sole shareholder and director. Courageous Wealth Limited is a company incorporated in the British Virgin Islands and 100% owned by Ms. Kam Yan Karen, LAU, who is its sole shareholder and director. Capital Hero Global Limited, a company incorporated in the British Virgin Islands and 100% owned by Mr. Hin Lun WU, who is its sole shareholder and director. Gulu Gulu Limited is a company incorporated in the British Virgin Islands and 100% owned by Mr. Wing Lim HO, who is its sole shareholder and director. Ms. Kam Yan Karen, LAU is the sole director of Oriental Moon Tree Limited and has the power to direct the voting and disposition of the Ordinary Shares held by Oriental Moon Tree Limited. Ms. Kam Yan Karen, LAU may be deemed the beneficial owner of all Ordinary Shares held by Oriental Moon Tree Limited.

(2)	3i, LP is a limited partnership formed in Delaware with its principal office located at 2 Wooster Street, 2nd Floor, New York, NY 10013.

(3)	Hexstone Capital LLC is a Delaware LLC with its principal office located 3053 Fillmore Street, Suite 303, San Francisco, CA 94123.

(4)	Bigger Capital Fund LP is a limited partnership formed in Delaware with its principal office located at 11700 W Charleston Blvd. 170-659 Las Vegas, NV 89135.

(5)	L1 Capital Global Opportunities Master Fund, Ltd. is an exempted company incorporated in the Cayman Islands with its principal address located at 161A Shedden Road, 1 Artillery Court, PO Box 10085 Grand Cayman, Cayman Islands KY1-1001.

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

Dividend Policy

Garden Stage Limited has not made any dividends or distributions to its shareholders, including U.S. investors, as of the date of this annual report. During the fiscal years ended March 31, 2025, 2024 and 2023, no dividends or distribution have been made to date by our subsidiaries.

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

Meetings of Shareholders

The directors may, whenever they think fit, convene a general meeting of shareholders, and they shall do so upon the requisition of shareholders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company.

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

We deposit its cash with reputable banks located in Hong Kong. As of March 31, 2025 and 2024, $7,885,624 and $8,938,202 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $500,000 (equivalent to $64,268), and further increased to HK$800,000 (equivalent to $102,829) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between us and the customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to recover the receivable balances in case of default. We generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2025 and 2024, the balances of allowance for expected credit losses were US$105,920 and US$7,668, respectively.

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

Initial Public Offering

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

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately US$0.66 million for increasing our capital base and liquid capital to expand our underwriting and placing services capacity; approximately US$1.8 million for enhancing our IT infrastructure and capacity; approximately US$1.5 million enhancing our research capabilities for the future expansion of our asset management services; approximately US$4.1 million for working capital and general corporate purposes.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Registered Direct Offerings

April 8, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (“April 8 Registered Direct Offering”). 4,806,450 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.31 per share.

The Company’s April 8 Registered Direct Offering closed on April 8, 2025. The Company received approximately $1,489,999.50 in gross proceeds from April 8 Registered Direct Offering, before deducting estimated offering expenses.

The Company intends to use the net proceeds from April 8 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated April 8, 2025.

April 9, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “April 9 Registered Direct Offering”). 3,193,550 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.31 per share.

The Company’s Registered Direct Offering closed on April 9, 2025. The Company received approximately $990,000.05 in gross proceeds from the April 9 Registered Direct Offering, before deducting estimated offering expenses.

The Company intends to use the net proceeds from the April 9 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated April 9, 2025.

June 2025 Registered Direct Offering

On June 16, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “June 2025 Registered Direct Offering”) 6,100,000 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.60 per share.

The Company’s Registered Direct Offering closed on June 17, 2025. The Company received approximately $3,660,000 in gross proceeds from the June 2025 Registered Direct Offering, before deducting estimated offering expenses.

The Company intends to use the net proceeds from the June 2025 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated June 18, 2025.

July 2025 Registered Direct Offering

On July 24, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “July 2025 Registered Direct Offering”) 35,553,820 ordinary shares (the “Ordinary Shares”) of the Company, par value $0.0001 per share (the “Shares”) and (ii) 2,862,525 pre-funded warrants (“Pre-Funded Warrants”) to purchase Ordinary Shares (the “Pre-Funded Warrant Shares”) issuable upon exercise of pre-funded warrants, at a purchase price of $0.11 per share.

The Company’s Registered Direct Offering closed on July 25, 2025. The Company received approximately $4,224,698 gross proceeds from the July 2025 Registered Direct Offering, before deducting estimated offering expenses and assuming the exercise of all the Pre-Funded Warrants for cash. The Company intends to use the net proceeds from the July 2025 Registered Direct Offering for working capital and general corporate purposes.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated July 25, 2025 (the “Prospectus Supplement”).

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our CEO and interim CFO concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended March 31, 2025, 2024, 2023.

The material weaknesses identified related to our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Relating to our Business and Operation — We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

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

	Year Ended March 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	475,286	252,101	100,425
Audit Fees(1) – J&S Associate PLT	0	140,000	179,200
Total	475,286	392,101	279,625

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

On January 26, 2024, the Audit Committee (the “Audit Committee”) of the Company approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. On January 26, 2024, the Company appointed J&S Associate PLT (“J&S”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024. J&S currently serves as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025.

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

During the fiscal years ended March 31, 2023 and 2022 and in the subsequent interim period through January 26, 2024, there were (i) no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia or Friedman, would have caused Marcum Asia and Friedman to make reference to the subject matter of such disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” (as defined under Item 16F(a)(1)(v) of Form 20-F), except that there were material weaknesses identified related to: (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

Marcum Asia’s audit report on the Company’s consolidated financial statements for the fiscal year ended March 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company has provided Marcum Asia with a copy of the disclosure made pursuant to this Item 16F. Marcum Asia has provided a letter to us, dated February 1, 2024 and addressed to the SEC, which was filed as Exhibit 16.1 with the current report on Form 6-K on February 1, 2024.

On January 26, 2024, the Company appointed J&S Associate PLT (“J&S”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024. During each of the fiscal years ended March 31, 2023 and 2022 and in the subsequent interim period through January 26, 2024, neither the Company nor anyone on behalf of the Company consulted with J&S regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that J&S concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, (ii) any matter that was the subject of disagreement, or (iii) any reportable events.

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

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Ordinary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

2.1	Description of Securities (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 001-41879), filed with the U.S. Securities and Exchange Commission on July 31, 2024)
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

4.5	Lease Agreement of Head Office, at 30th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-41879), filed with the U.S. Securities and Exchange Commission on July 31, 2024)
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

4.8	Second Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of April 3, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.9	Investment Agreement by and between State Wisdom Holdings Limited and I Win Holdings Limited, dated as of July 22, 2022 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.10	Supplemental Investment Agreement by and between State Wisdom Holdings Limited and I Win Holdings Limited, dated as of November 22, 2022 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.11	Second Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of April 3, 2023 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.12	Investment Management Agreement by and between I Win Asset Management Limited and AVIA Trust Limited (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.13	Resignation Agreement and Consulting Arrangement by and between Garden Stage Limited and Mr. Wai Lok Raymond, FONG, dated April 1, 2024 (incorporated herein by reference to the Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.14	Form of Securities Purchase Agreement, dated April 7, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on April 9, 2025)
4.15	Form of Securities Purchase Agreement, dated April 7, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on April 11, 2025)
4.16

Form of Securities Purchase Agreement, dated June 16, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on June 23, 2025

4.17	Garden Stage Limited 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-287932), filed with the U.S. Securities and Exchange Commission on June 11, 2025)
4.18	Form of Securities Purchase Agreement, dated July 24, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on July 29, 2025
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
11.2

Insider Trading Policies (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-41879), filed with the U.S. Securities and Exchange Commission on July 31, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of J&S Associate PLT
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-41879), filed with the U.S. Securities and Exchange Commission on July 31, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith.
**	Furnished Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Garden Stage Limited

By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer, Director and the Interim Chief Financial Officer

Date: July 31, 2025

INDEX TO FINANCIAL STATEMENTS

GARDEN STAGE LIMITED

TABLE OF CONTENTS

Consolidated Financial Statements for the Fiscal Years Ended March 31, 2025 and 2024

J&S ASSOCIATE PLT

(formerly known as J & S Associate)

202206000037 (LLP0033395-LCA) & AF002380

(Registered with PCAOB and MIA)
B-11-14, Megan Avenue II

12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia

Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Stockholder of

Garden Stage Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Garden Stage Limited and its subsidiaries (the ‘Company’) as of March 31, 2025 and 2024 and the related consolidated statement of operations and comprehensive income, stockholders’ equity, and cash flows for the year ended March 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended March 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

July 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Garden Stage Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

June 30, 2023

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001
Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

Garden Stage Limited

Consolidated Balance Sheets

 (Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2025	2024
Assets
Current Assets
Cash	$624,583	$2,665,852
Restricted cash	7,261,041	6,272,350
Receivables from broker-dealers and clearing organizations	1,108,468	609,939
Receivables from customers, net	623,977	248,063
Receivables from customers-related party, net	1,172	3,709
Amounts due from related party, net	-	3,858
Prepayments, current	4,143,218	2,421,172
Other assets, current, net	10,524	31,483
Total current assets	13,772,983	12,256,426

Non-current assets
Operating lease right-of-use assets	185,684	280,903
Deferred tax assets, net	23,909	2,660
Property and equipment, net	164,847	20,302
Intangible assets	64,268	63,891
Prepayments, non-current	1,619,424	3,888,607
Other assets, non-current, net	68,290	71,044
Total non-current assets	2,126,422	4,327,407

Total assets	$15,899,405	$16,583,833

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Payables to customers	$8,019,375	$6,135,327
Payables to customers-related parties	176,367	635,249
Payables to broker-dealers and clearing organizations	229,895	138,513
Amounts due to related parties	260,064	-
Income tax payable	63,901	15,855
Operating lease liabilities, current	117,818	91,990
Accrued expenses and other liabilities	248,298	83,479
Total current liabilities	9,115,718	7,100,413

Non-current liabilities
Operating lease liabilities, non-current	81,284	197,932
Total non-current liabilities	81,284	197,932

Total liabilities	9,197,002	7,298,345

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 15,625,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	1,563	1,563
Additional paid-in capital	15,718,364	14,033,722
Accumulated deficit	(8,986,615)	(4,668,973)
Accumulated other comprehensive losses	(30,909)	(80,824)
Total shareholders’ equity	6,702,403	9,285,488

Total liabilities and shareholders’ equity	$15,899,405	$16,583,833

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

 Consolidated Statements of Operations and Comprehensive Loss

 (Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023
Revenues
Advisory fees	$10,624	$420,918	$-
Brokerage commissions	302,366	391,060	811,169
Brokerage commissions-related parties	26,880	7,119	89,743
Due Diligence services fees	79,543	-	-
Handling income	127,745	125,736	367,873
Handling income-related parties	-	2,130	2,275
Introducing and referral income	4,681,683	264,941	278,688
Investment management fee income	60,012	-	30,622
Investment management fee income-related parties	-	-	2,840
Underwriting and placement income	114,091	152,638	1,574,613
Interest income and others	61,019	42,489	91,311
Interest income and others-related parties	2,280	1,438	10,162
Total revenues	5,466,243	1,408,469	3,259,296

Expenses
Allowance for expected credit losses	98,022	7,668	-
Brokerage, clearing and exchange fees	1,427,997	69,735	193,135
Communications and technology	1,817,001	437,700	116,435
Compensation and benefits	3,719,689	3,286,834	2,103,492
Depreciation	58,762	9,421	10,455
Loss on disposal of property and equipment	15,319	-	-
Occupancy costs	169,866	95,416	85,220
Professional fees	770,898	377,275	636,240
Sub-underwriting and sub-placement fees	-	-	7,654
Travel and business development	1,514,960	1,611,485	236,112
Other administrative expenses	148,137	89,054	78,246
Total expenses	9,740,651	5,984,588	3,466,989

Loss before income taxes	(4,274,408)	(4,576,119)	(207,693)
Income tax (expenses) benefits	(43,234)	(13,359)	524
Net loss	(4,317,642)	(4,589,478)	(207,169)

Other comprehensive income (loss)
Foreign currency translation adjustments	49,915	(81,850)	(2)
Total comprehensive loss	$(4,267,727)	$(4,671,328)	$(207,171)

Loss per share:
Basic and diluted	$0.28	$0.34	$0.02

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	15,625,000	13,611,189	11,475,000

*	Shares and per share data are presented on a retroactive basis to reflect the shares allotments on April 3, 2023 and April 20, 2023 and share split on November 21, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

 Consolidated Statements of Changes in Shareholders’ Equity

 (Expressed in U.S. dollar, except for the number of shares)

	Ordinary shares			Additional	Retained earnings	Accumulated other comprehensive
	Number issued	Amount	Subscription receivables	paid-in capital	(accumulated deficit)	income (losses)	Total
Balance as of March 31, 2022	11,475,000	1,148	(1,148)	-	127,674	1,028	128,702
Net loss	-	-	-	-	(207,169)	-	(207,169)
Forgiveness of debt by major shareholders	-	-	-	2,025,475	-	-	2,025,475
Net between subscription receivables and additional paid-in capital	-	-	1,148	(1,148)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(2)	(2)
Balance as of March 31, 2023	11,475,000	1,148	-	2,024,327	(79,495)	1,026	1,947,006
Issuance of ordinary shares	1,275,000	127	-	794,771	-	-	794,898
Issuance of ordinary shares pursuant to IPO, net of offering cost	2,875,000	288	-	9,343,125	-	-	9,343,413
Net loss	-	-	-	-	(4,589,478)	-	(4,589,478)
Share based awards	-	-	-	1,871,499	-	-	1,871,499
Foreign currency translation adjustments	-	-	-	-	-	(81,850)	(81,850)
Balance as of March 31, 2024	15,625,000	$1,563	$-	$14,033,722	$(4,668,973)	$(80,824)	$9,285,488
Net loss	-	-	-	-	(4,317,642)	-	(4,317,642)
Share based awards	-	-	-	1,684,642	-	-	1,684,642
Foreign currency translation adjustments	-	-	-	-	-	49,915	49,915
Balance as of March 31, 2025	15,625,000	$1,563	$-	$15,718,364	$(8,986,615)	$(30,909)	$6,702,403

*	Shares and per share data are presented on a retroactive basis to reflect the shares allotments on April 3, 2023 and April 20, 2023 and share split on November 21, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(4,317,642)	$(4,589,478)	$(207,169)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	58,762	9,421	10,455
Allowance for expected credit losses	98,022	7,668	-
Amortization of operating lease right-of-use assets and interest of lease liabilities	106,973	72,816	71,124
Loss on disposal of property and equipment	15,319	-	-
Share based compensation expenses	1,684,642	1,871,499	-
Deferred tax benefits	(21,193)	(2,497)	(524)
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	(493,994)	4,012,562	(3,426,189)
Receivables from customers	(469,439)	1,253,197	(644,840)
Prepayments and other assets	607,790	(6,312,352)	(14,099)
Payables to customers	1,382,549	(1,513,641)	835,925
Payables to broker-dealers and clearing organizations	90,393	(1,898,448)	1,617,042
Operating lease liabilities	(102,636)	(70,534)	(70,407)
Income tax payable	47,863	15,856	-
Accrued expenses and other liabilities	164,017	53,161	(47,614)
Net cash used in operating activities	(1,148,574)	(7,090,770)	(1,876,296)

Cash flows from investing activity:
Purchases of property and equipment	(218,235)	(1,448)	(22,194)
Net cash used in investing activity	(218,235)	(1,448)	(22,194)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	-	10,133,680	-
Payments of offering costs related to IPO	-	(435,835)	(407,655)
Deposits received related to subscribed shares	-	-	796,001
Financings obtained from related parties	263,485	-	-
Financing provided to a related party	-	(3,895)	-
Net cash provided by financing activities	263,485	9,693,950	388,346

Effect of exchange rate changes on cash and restricted cash	50,746	19,270	(15,458)
Net (decrease) increase in cash and restricted cash	(1,052,578)	2,621,002	(1,525,602)
Cash and restricted cash, beginning of year	8,938,202	6,317,200	7,842,802
Cash and restricted cash, end of year	7,885,624	8,938,202	6,317,200

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$624,583	$2,665,852	$828,689
Restricted cash	7,261,041	6,272,350	5,488,511
Total cash and restricted cash	$7,885,624	$8,938,202	$6,317,200

Supplemental non-cash investing and financing activities
Deferred IPO cost charged to additional paid-in capital	$-	$2,156,587	$-
Forgiveness of debt by major shareholders	-	-	2,025,475
Operating lease right-of-use assets obtained in exchange for operating lease Liabilities	$-	$288,928	$-

Supplemental disclosures of cash flow information:
Cash paid for taxes, net	$16,565	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

1. Organization and Description of Business

Garden Stage Limited (“GSL”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on August 11, 2022. GSL is a parent holding company with no operations.

17 Uno Limited (“17 Uno”), a wholly-owned subsidiary of GSL, is a company incorporated in the British Virgin Islands with limited liability on August 17, 2022. 17 Uno has a share capital of US$1 and is an investment holding company with no operations.

I Win Holdings Limited (“IWHL”) is a company incorporated in Hong Kong with limited liability on March 25, 2020. IWHL has a share capital of HK$15,901,000 (approximately $2.0 million). IWHL is an investment holding company and also provides consultancy services. Under Hong Kong law, these activities carried out by the Company do not require specific licenses.

I Win Securities Limited (“IWSL”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on November 10, 2016 with a share capital of HK$19,000,000 (approximately $2.4 million). IWSL is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 activity “Dealing in Securities” as defined under the Hong Kong Securities and Futures Ordinance (“HKSFO”). IWSL is also a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited and holds one trading right with SEHK.

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

The Company completed its initial public offering on the NASDAQ on December 1, 2023, issuing 2,500,000 ordinary shares at a price of $4 per share. In addition, the Company entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price of $4 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 375,000 ordinary shares at the public offering price of $4 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling $11,500,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on December 1, 2023 on The Nasdaq Capital Market and commenced trading under the ticker symbol “GSIW”.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

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

The consolidated financial statements of the Group include the following entities:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
17 Uno Limited (“17 Uno”)	August 17, 2022	British Virgin Islands	100%	Investment holding
I Win Holdings Limited (“IWHL”)	March 25, 2020	Hong Kong	100%	Investment holding and providing consultancy services
I Win Securities Limited (“IWSL”)	November 10, 2016	Hong Kong	100%	Carrying out regulated activities including Type 1 activity “Dealing in Securities” under HKSFO
I Win Asset Management Limited (“IWAML”)	March 25, 2020	Hong Kong	100%	Carrying out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” under HKSFO
China Union Financial Holding Limited (“CUFH”)	June 17, 2016	British Virgin Islands	100%	Investment holding

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses, determination of the useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, recognition and measurement of operating lease right-of-use assets, operating lease liabilities, and fair value and estimation of forfeiture of share based payment. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Adoption of new accounting standard

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended March 31, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis.

Receivables from broker-dealers and clearing organizations are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivables from broker-dealers and clearing organizations. The Group assesses collectability by reviewing receivables from broker-dealers and clearing organizations on a collective basis where similar characteristics exist or on an individual basis when the Group identifies specific broker-dealers and clearing organizations with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from broker-dealers and clearing organizations, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from broker-dealers and clearing organizations using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2025 and 2024, no allowance for expected credit losses were recorded, respectively.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis, those not yet settled by customers on settlement dates and other brokerage commission receivables related to primary market; (ii) fee receivables related to advisory fees, due diligence services, introducing and referral services, investment management services and underwriting and placement activities provided.

Receivables from customers are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivables from customers. The Group assesses collectability by reviewing receivables from customers on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from customers, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from customers using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2025 and 2024, the Group provided allowance for expected credit losses of $105,115 and $6,641, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Group adopted the new standard effective April 1, 2023, the first day of the Group’s fiscal year and applied to receivables from customers, amounts due from a related party and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

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

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate and are collectively reflected as occupancy costs in the statements of operations and comprehensive loss.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended March 31, 2025, 2024 and 2023, the Group did not recognize any impairment loss against its ROU assets.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, ROU assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended March 31, 2025, 2024 and 2023, no impairment of long-lived assets were recognized.

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

Revenue recognition

a) Revenue from contracts with customers

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

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

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Group’s principal revenue streams include:

Advisory fees

The Group provides financial advisory services by acting as advisor for its customers in return for advisory fees. The Group enters into distinct agreements with its customers for the provision of financial advisory services. These contracts cover a series of advisory activities that are highly interrelated and interdependent, and therefore not distinct within the context of the contract. As a result, the Group identifies a single performance obligation comprising a series of advisory services provided over the term of the agreement. Therefore, the Company concludes that the revenue shall be recognized over time throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in the future periods.

According to the agreement, the customer is required to pay the advisory fees under the contractual terms specified in the contract, which may involve either a lump-sum charge or monthly billing, depending on the specific agreement. The payment is due from the date of billing.

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

The customer is required to pay a fixed rate of the brokerage commissions for each securities brokerage transaction and payment is due within two days from the trade date.

Due diligence service fees

The Group enters into a distinct due diligence services agreement with its customers for providing them with due diligence report in return for a one-time fixed due diligence service fee. The Group is obligated to deliver its customers due diligence reports. The due diligence services the Group promises to provide to its customers are considered distinct and are therefore considered to be a single performance obligation. Before the full and complete delivery of the services, the customers cannot benefit from the performance and cannot control the work in progress. The Group controls the rights to the services, which are not associated with any progress payments. As a result, revenue from providing business due diligence services does not meet the criteria of recognizing revenue over time. The revenue is therefore recognized at a point in time when the transaction is completed and the Group’s performance obligation is fulfilled, as evidenced by the delivery of the complete due diligence report.

Payment is due from the date of billing and all due diligence services were completed prior to March 31, 2025.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

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

According to the agreement, the customer is required to pay a handling fee for custodian service at fixed amount and a fee for dividend collection at a fixed percentage on the dividends collected for each transaction. Payment is due upon completion of services.

Introducing and referral income

The Group derives introducing and referral income from the introduction of customers to other financial service providers or other interested parties. The Group enters into distinct referral agreements with these parties in relation to the introducing and referral services rendered and the fee is crystalized at the point when the referees executed a transaction with these parties. Under the distinct referral agreements the Group has in place, the Group is not subject to any minimum referral numbers, any committed targets nor any other obligations once the referral is made. No claw back or adjustments to the income are allowed under these agreements. Revenue from providing introducing and referral services is recognized at a point in time when the transaction and the performance is completed, which is evidenced by a referred investor completing a qualifying transaction that results in income from the customers.

According to the agreement, the customer is required to pay an introducing and referral fee on a monthly basis. The payment is due from the date of billing.

Investment management fee income

The Group provides investment management services by acting as investment manager for its customers in return for investment management fee income. The Group enters into distinct investment management agreements with its customers for the provision of investment management services. The investment management service is distinct and is identified as one performance obligation performed continuously. Revenue from investment management services is recognized over time when the performance is satisfied and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods. Revenue is billed on a monthly basis in accordance with the agreement and payment and payment is due from the date of billing.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

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

For certain underwriting and placement projects, the Group will reduce its commitments and exposures by having sub-underwriting and sub-placement arrangements with other broker-dealers. Generally, the terms of these sub-underwriting and sub-placement arrangements would mirror the master underwriting and placement agreements the Group has in place with its customers but give a concession fee to these broker-dealers for services rendered under the sub-underwriting and sub-placement arrangements. The agreement of underwriting and placement services requires payment upon the completion of services.

Principal versus agent considerations

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

Step 1: Identify the specified services to be provided to the customer

Step 2: Assess whether it controls each specified service before that service is transferred to the customer

The Group may be considered a principal when the overall facts and circumstances indicate that it controls the services before they are transferred to the customer. This assessment involves judgment and consideration of various indicators, which may include the Group's ability to direct the use of and obtain substantially all of the benefits from the services, discretion in establishing pricing, primary responsibility for fulfilling contractual obligations and exposure to other risks. These indicators are not individually determinative, and not all must be present. Rather, they collectively help assess whether the Group exercises control in the transaction.

Given the Group’s multiple revenue streams, the principal-versus-agent assessment may differ depending on the nature of the services provided. Based on the factors outlined above, where the Group concludes it is acting as a principal, revenue is recognized on a gross basis. Where the Group concludes it is acting as an agent, revenue is recognized on a net basis, representing only the fee or commission to which it is entitled in exchange for arranging for the provision of services by a third party. This assessment is reviewed and updated as necessary when facts and circumstances change.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Sources of revenue

Disaggregated information of revenue by major sources are as follows:

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$265,591	$5,098	$270,689
exchanges in United States	36,775	21,782	58,557

Due diligence service fees	79,543	-	79,543

Handling income on
custodian services	77,158	-	77,158
dividend collection	50,587	-	50,587

Introducing and referral income	4,681,683	-	4,681,683

Underwriting and placement income related to
equity securities	114,091	-	114,091

Revenue from contracts with customers recognized over time
Advisory fees	10,624	-	10,624

Investment management fee income	60,012	-	60,012

Revenue from other sources
Interest income and others (note)	61,019	2,280	63,299
	$5,437,083	$29,160	$5,466,243

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$371,930	$3,998	$375,928
exchanges in United States	19,130	3,121	22,251

Handling income on
custodian services	108,218	2,078	110,296
dividend collection	17,518	52	17,570

Introducing and referral income	264,941	-	264,941

Underwriting and placement income related to
equity securities	109,316	-	109,316
bonds and others	43,322	-	43,322

Revenue from contracts with customers recognized over time
Advisory fees	420,918	-	420,918

Revenue from other sources
Interest income and others (note)	42,489	1,438	43,927
	$1,397,782	$10,687	$1,408,469

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

	For the Year Ended March 31, 2023
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$445,057	$10,854	$455,911
exchanges in United States	365,281	78,525	443,806
other exchanges	831	364	1,195

Handling income on
custodian services	350,706	2,262	352,968
dividend collection	17,167	13	17,180

Introducing and referral income	278,688	-	278,688

Underwriting and placement income related to
equity securities	914,234	-	914,234
bonds and others	660,379	-	660,379

Revenue from contracts with customers recognized over time
Investment management fee income	30,622	2,840	33,462

Revenue from other sources
Interest income and others (note)	91,311	10,162	101,473
	$3,154,276	$105,020	$3,259,296

Note:

Interest income and others primarily consist of interests earned on bank deposits and a customers’ overdue, and government subsidies, which are not within the scope ASC 606.

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

Interest income and others recognized for the years ended March 31, 2025, 2024 and 2023 were broken down as below.

	For the Years Ended March 31,
	2025	2024	2023
Interests on bank deposits	$903	$1,830	$314
Interests on customers’ overdue	57,191	36,838	47,001
Government subsidies	-	-	50,822
Sundry income	5,205	5,259	3,336
	$63,299	$43,927	$101,473

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

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

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (equivalent to $3,849). During the years ended March 31, 2025, 2024 and 2023, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of the Group’s costs incurred in the scheme were $35,014, $26,951 and $31,548, respectively.

Share based compensation expenses

The Group uses the fair value method of accounting for the share options granted to grantees to measure the cost of services received in exchange for share based awards. The fair value of share-based awards is measured on the grant date and represents the cost of services received in exchange for the awards. The Group has selected the binominal option-pricing model as the most appropriate fair value method for its option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The Group estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors and employees are required to provide service in exchange for the awards. Share-based compensation expense is recognized on a graded vesting basis, net of estimated forfeitures. During the years ended March 31, 2025, 2024 and 2023, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of the Group’s share based compensation expenses were $1,684,642, $1,871,499 and nil, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group does not consider that there was any uncertain tax position as of March 31, 2025 and 2024.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended March 31, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) reviews consolidated results when making decisions, allocating resources and assessing performance of the Group. Although the CODM reviews revenue disaggregated by the type of services the Group provides, there is no allocation of direct and indirect costs. As such, this disaggregation does not constitute a separate measure of segment profit or loss. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions.

The Group’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net loss that also is reported as consolidated net loss on the consolidated statements of operations and comprehensive loss, after taking into account the Group’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM does not review disaggregated expense information when assessing performance or making operational decisions. Instead, the CODM evaluates expenses on a consolidated basis only. Other segment items included provision for income taxes, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

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

Basic and diluted EPS are presented in the Group’s consolidated statements of operations and comprehensive loss.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are presented using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in functional currency are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currency at the balance sheet date are translated to US$ at the applicable rates of exchange in effect at balance sheet date. The equity denominated in functional currency is translated to US$ at the historical rate of exchange at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive losses included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive loss.

The following table outlines the exchange rates that are used in preparing these consolidated financial statements:

	As of March 31,
	2025	2024
Year-end spot rate	7.7799	7.8259

	For the Years Ended March 31,
	2025	2024	2023
Average rate	7.7945	7.8252	7.8392

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

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

As of March 31, 2025 and 2024, financial instruments of the Group comprised primarily cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, amounts due from related party, other assets, payables to customers, payables to broker-dealers and clearing organizations, amounts due to related parties, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

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

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements (continued)

In March 2024, the FASB issued ASU No. 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which provides illustrative guidance to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of ASC 718. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The Group is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Group is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s consolidated financial statements.

3. Significant Risks

Currency risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations denominated in foreign currencies. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ as not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related party. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with reputable banks located in Hong Kong. As of March 31, 2025 and 2024, $7,885,624 and $8,938,202 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,268), and further increased to HK$800,000 (equivalent to $102,829) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations, receivables from customers, amounts due from related party and other assets, the Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Further, for receivables from customers related to brokerage transactions, of which, under the contracts entered into between the Group and the customers, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in case of default. The Group generally holds no collateral or security against other receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2025 and 2024, the balances of allowance for expected credit losses were $105,920 and $7,668, respectively.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

3. Significant Risks (Continued)

Concentration and credit risks (continued)

For the years ended March 31, 2025, 2024 and 2023, most of the Group’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended March 31, 2025, there were two counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2025 represented approximately 54% and 31% of the Group’s total revenue for that year. For the year ended March 31, 2024, there were three counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2024 represented approximately 28%, 14% and 11% of the Group’s total revenue for that year. For the year ended March 31, 2023, there were three counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2023 represented approximately 20%, 12% and 10% of the Group’s total revenue for that year.

(b)	Receivables

As of March 31, 2025, there were three counterparties whose receivables accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 37%, 23% and 10% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2024, there were three counterparties whose receivables accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 39%, 30% and 11% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2025, receivable from the top counterparty represented cash deposits placed with broker-dealers. As of March 31, 2024, receivables from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis.

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

4. Receivables from Customers, Net

As of March 31, 2025 and 2024, receivables from customers, net, consisted of the following balances:

	As of March 31,
	2025	2024
Third parties
Receivables related to securities brokerage services
Unsettled trades on trade-date basis	$59,407	$26,603
Overdue balances on settlement dates(1)	344,052	54,931
Receivables related to advisory fees	110,260	99,031
Receivables related to due diligence services	29,885	-
Receivables related to introducing and referral services	176,593	30,790
Receivables related to investment management services	8,884	-
Receivables related to underwriting and placement services	-	43,318
	729,081	254,673
Less: allowance for expected credit losses	(105,104)	(6,610)
Total receivables from customers, net	$623,977	$248,063

Related party
Receivables related to securities brokerage services
Overdue balances on settlement dates(1)	$1,183	$3,740
Less: allowance for expected credit losses	(11)	(31)
Total receivables from customers-related party, net	$1,172	$3,709

(1)	According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts due on brokerage transactions which are not yet duly settled on settlement dates an interest at Hong Kong Prime Lending Rate plus 8% per annum. Further according to the terms set out in the contracts, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in cases of default. As of March 31, 2025 and 2024, the Group maintained a weighted average Loan-To-Value ratio of 12.98% and 0.23% against these balances, respectively.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

4. Receivables from Customers, Net (Continued)

Subsequent to the year ended March 31, 2025, receivables from customers amounted to $607,822 have been settled.

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2025	2024
Balance at beginning of the year	$6,641	$-
Provision for expected credit losses	98,249	6,641
Foreign exchange difference	225	-
Balance at end of the year	$105,115	$6,641

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of April 1, 2023.

5. Amounts Due from Related Party, Net

As of March 31, 2025 and 2024, amounts due from related party, net, consisted of the following balances:

	As of March 31,
	2025	2024
Amounts due from related party	$-	$3,895
Less: allowance for expected credit losses	-	(37)
Total amounts due from related party, net	$-	$3,858

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2025	2024
Balance at beginning of the year	$37	$-
(Reversal of) provision for expected credit losses	(37)	37
Balance at end of the year	$-	$37

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil being recognized as of April 1, 2023.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

6. ROU Assets and Operating Lease Liabilities

As of March 31, 2025 and 2024, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at China Insurance Group Building, Hong Kong	2 years from March 1, 2022 to February 29, 2024
Office at China Insurance Group Building, Hong Kong	3 years from March 1, 2024 to February 28, 2027

(a)	Amounts recognized in the consolidated balance sheet:

	As of March 31,
	2025	2024
Right-of-use assets	$185,684	$280,903

Operating lease liabilities
Current	117,818	91,990
Non-current	81,284	197,932
	$199,102	$289,922

Weighted average remaining lease terms (in years)	1.92	2.92

(b)	Information related to operating lease activities during the years ended March 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended March 31,
	2025	2024	2023
ROU assets obtained in exchange for operating lease liabilities	$-	$288,928	$-

Amortization of ROU assets	96,697	71,094	68,678
Interest on operating lease liabilities	10,276	1,722	2,446
Total operating lease expenses, included within Occupancy Costs	$106,973	$72,816	$71,124

(c)	The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of March 31, 2025:

During the year ended March 31,
2026	$123,395
2027	82,264
Total future lease payments	205,659
Less: imputed interest	(6,557)
Present value of lease obligations	$199,102

The weighted-average discount rates used to determine the operating lease liabilities as of March 31, 2025 and 2024 was 4.1%.

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the years ended March 31, 2025, 2024 and 2023:

	For the Years Ended March 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Cash outflows for operating leases	$102,636	$70,534	$70,407

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

7. Property and Equipment, Net

As of March 31, 2025 and 2024, property and equipment, net, consisted of the following:

	As of March 31,
	2025	2024
Computer equipment	$19,213	$39,083
Furniture and office equipment	1,028	6,505
Leasehold improvements	212,059	33,800
Less: accumulated depreciation	(67,453)	(59,086)
Total property and equipment, net	$164,847	$20,302

For the year ended March 31, 2025, the Group incurred $212,059 primarily on leasehold improvements due to its relocation to a new office. At the same time, the Group derecognized the leasehold improvements, as well as computer equipment, furniture and office equipment associated with the old office. This resulted in a loss on disposal of property and equipment amounting to $15,319.

Depreciation expenses were $58,762, $9,421 and $10,455 for the years ended March 31, 2025, 2024 and 2023, respectively.

8. Prepayments and Other Assets, Net

As of March 31, 2025, and 2024, prepayments and other assets, net, consisted of the following:

	As of March 31,
	2025	2024
Deposits	$79,619	$103,517
Less: allowance for expected credit losses	(805)	(990)
	78,814	102,527
Less: amounts classified as non-current assets	(68,290)	(71,044)
Amounts classified as current assets	10,524	31,483

Prepayments	5,762,642	6,309,779
Less: amounts classified as non-current assets	(1,619,424)	(3,888,607)
Amounts classified as current assets	$4,143,218	$2,421,172

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2025	2024
Balance at beginning of the year	$990	$-
(Reversal of) provision for expected credit losses	(190)	990
Foreign exchange difference	5	-
Balance at end of the year	$805	$990

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil being recognized as of April 1, 2023.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

9. Shareholders’ Equity

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

Subsequently, on April 3, 2023, 80,000 ordinary shares were allotted to the Company’s existing shareholder at a par value of $0.0001 each. No cash has been received from the shareholder in respect of this share allotment. In addition, 10,000 ordinary shares were allotted to the Pre-IPO Investors at the consideration of HK$6,240,000 (equivalent to $794,903) which were paid and recognized as liabilities on the consolidated balance sheets as of March 31, 2023.

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

By recognizing the above transactions on a retroactive basis, authorized share capital of the Company was $50,000 divided into 500,000,000 shares of par value of $0.0001 each and a total of 11,475,000 ordinary shares of par value of $0.0001 each were issued and outstanding as of March 31, 2023.

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

Forgiveness of debt by major shareholders

On November 25, 2022, the Group entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by the Group with an amount totaling HK$15,900,000 (equivalent to $2,025,475) in form of capital contributions. Accordingly, as of March 31, 2025 and 2024, the balances were recognized as additional paid-in capital under shareholders’ equity.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

10. Share Based Compensation Expenses

On April 24, 2023, and subsequently on August 31, 2023, the Company approved a share option plan where options were granted to grantees to acquire 10% of the Company’s ordinary shares outstanding immediately after the Company’s initial public offering, representing an aggregate of 1,562,500 ordinary shares upon exercise of the options. The share options have an exercise price equal to $2. The share options shall vest over a period of 3 years from the date the Company’s ordinary shares are listed on the Nasdaq Stock Market, with one-third of the share options vesting on each anniversary of the date of listing, provided that the grantees remain employed by the Company or any of its affiliates. The options will expire on the earlier date of (i) the fourth anniversary of Company’s listing on NASDAQ, or (ii) the date in the event of the grantees’ termination of employment, death, disability, or change of control of the Company.

The Group has adopted a policy of estimating the number of forfeitures expected to occur and bases initial accruals of compensation cost on the estimated number of instruments for which service is expected to be rendered (i.e. awards that are not expected to be forfeited). If subsequent information indicates that the actual number of instruments is likely to differ from previous estimates, the Group revises the estimate accordingly, with any cumulative effect on current and prior periods resulting from a change in the estimated number of instruments for which service is expected to be or has been rendered is recognized in compensation cost in the period of the change. As of March 31, 2025, management performed an assessment of the expected forfeiture rate based on historical employee turnover and other relevant factors. Based on this assessment, no significant changes to the forfeiture rate estimate were required, and accordingly, no material adjustment to compensation cost was recognized for the year ended March 31, 2025. As of the March 31, 2025, the Company has share options which allow grantees to acquire 9% of the Company’s ordinary share outstanding, representing a total of 1,406,250 ordinary shares. 468,750 ordinary shares were vested on December 1, 2024, while 468,750 and 468,750 ordinary shares shall be vested on December 1, 2025 and 2026, respectively.

With the assistance of an independent third-party appraiser, the weighted average fair value of share options at grant date was estimated to be $3.36 per ordinary share, by using the Binomial Option Pricing Model with the following assumptions:

Expected dividend yield	-
Expected volatility	122.25%
Risk-free interest rate (per annum)	3.18%
Time to maturity (in years)	4.61

The share options have a service condition and an initial public offering performance condition. For share options granted with performance condition, the share based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the initial public offering on December 1, 2023. During the years ended March 31, 2025, 2024 and 2023, the Group recognized $1,684,642, $1,871,499 and nil of share based compensation expenses under compensation and benefits in the consolidated statements of operations and comprehensive loss, respectively.

A summary of option activity under the employee share option plan as of March 31, 2025 and changes during the year then ended is presented below.

	Number of Options	Weighted Average Exercise Price
Granted	1,562,500	$2
Forfeiture	(156,250)	2
Outstanding as of March 31, 2025	1,406,250	$2
Exercisable as of March 31, 2025	468,750	2

As at March 31, 2025 the range of exercise prices and weighted average remaining contractual life of outstanding options are presented below.

	Exercise price	Number of Options	Remaining contractual life (years)
Unvested	$2	937,500	1.7
Vested	2	468,750	1.7
Weighted average	$2	1,406,250	1.7

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

11. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Group is not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

IWHL, IWSL and IWAM are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2025, 2024 and 2023, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime. For eligible entities, the applicable income tax rate for the first HK$2 million (equivalent to $256,590) of assessable profits is 8.25% whereas assessable profits above HK$2 million (equivalent to $256,590) will continue to be subject to an income tax rate of 16.5%. As is the case of the Group’s connected entities, IWHL, IWSL and IWAM, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entities will be subject to tax rate of 16.5% on all its assessable profits, if any.

The current and deferred portions of the income tax expenses (benefits) included in the consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2025	2024	2023
Current taxes	$64,427	$15,856	$-
Deferred taxes	(21,193)	(2,497)	(524)
Income tax expenses (benefits)	$43,234	$13,359	$(524)

A reconciliation of the difference between the expected income tax expenses (benefits) computed at Hong Kong profits tax rate of 16.5% and the Group’s reported income tax benefits is shown in the following table:

	For the Years Ended March 31,
	2025	2024	2023
Loss before income taxes	$(4,274,408)	$(4,576,119)	$(207,693)
Applicable income tax rate	16.5%	16.5%	16.5%
Income tax benefits at applicable income tax rate	$(705,277)	$(755,060)	$(34,270)
Non-deductible expenses(1)	881,429	642,533	79,652
Income not subject to tax	(148)	(40)	(22)
Tax effect of two-tiered profits tax rates	(21,554)	(62,480)	(22,680)
Under-provision in previous years	4,632	26,762	-
Change in valuation allowance	(115,848)	161,644	(23,204)
Income tax expenses (benefits)	$43,234	$13,359	$(524)

(1)	Non-deductible expenses for the year ended March 31, 2025 mainly represented expenses incurred by the Company. For the year ended March 31, 2024, these expenses were incurred by both the Company and IWHL. For the year ended March 31, 2023, such expenses were primarily from IWHL. Since the Company and IWHL are holding companies with no operations, these expenses were not allowed to be carried forward and set off against profits in subsequent periods according to Hong Kong tax laws.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

11. Income Taxes (Continued)

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2025	2024
Deferred tax assets:
Allowance for credit loss	$17,477	$1,265
Net operating loss carry forwards	99,745	214,543
Depreciation and amortization	6,432	1,395
Less: valuation allowances	(99,745)	(214,543)
Total deferred tax assets, net	$23,909	$2,660

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

As of March 31, 2025 and 2024, the Group had net operating loss carryforwards indefinitely of $604,513 and $1,300,259, respectively, which fully arose from the subsidiaries established in Hong Kong and can be carried forward indefinitely against future assessable profits.

Due to the successive years of losses recognized by the Hong Kong subsidiaries, the Group is uncertain when these net operating losses can be utilized. As a result, the Group provided a 100% allowance on deferred tax assets on net operating losses of $99,745 and $214,543 related to the Hong Kong subsidiaries as of March 31, 2025 and 2024, respectively. The Group had no unrecognized tax benefits as of March 31, 2025 and 2024.

Movement of the Group’s valuation allowance against deferred tax assets is as follows:

	As of March 31,
	2025	2024
Balance at beginning of the year	$214,543	$52,750
(Decrease) increase recognized in the income statement	(115,848)	161,644
Exchange difference	1,050	149
Balance at end of the year	$99,745	$214,543

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2025 and 2024, the Group had no open tax investigation from the tax authority.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

12. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Chan Sze Ho	Director of the Company
Cheung Yuk Shan	Spouse of Shum Ngan, Sammy, the director of the Company
Fong Wai Lok, Raymond	Former director of the Company, resigned as a director and appointed as a consultant of the Company effective April 1, 2024
I Win Growth SPC - Fund 1 SP	Fund managed by IWAML
Lau Kam Yan, Karen	Controlling party of Courageous Wealth Limited, which is 64% shareholder of Oriental Moon Tree Limited as of March 31, 2025, 2024 and 2023, and the sole director of Oriental Moon Tree Limited
Lobster Financial Holdings Limited	10% shareholder of Oriental Moon Tree Limited as of March 31, 2025, 2024 and 2023
Oriental Moon Tree Limited	59.2% shareholder of the Company
Shum Ngan, Sammy	Director of the Company
Tse Tim	Spouse of Lau Kam Yan, Karen, the Controlling party of Courageous Wealth Limited, which is 64% shareholder of Oriental Moon Tree Limited as of March 31, 2025, 2024 and 2023
Wu Hin Lun	Controlling party of Capital Hero Global Limited, which is 14% shareholder of Oriental Moon Tree Limited as of March 31, 2025, 2024 and 2023
Zhu Jian Guo	Father of Zhu Yun, the controlling party of Lobster Financial Holdings Limited
Zhu Yun	Controlling party of Lobster Financial Holdings Limited as of March 31, 2025, 2024 and 2023 and spouse of former director Fong Wai Lok, Raymond

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

12. Related Party Transaction and Balance (Continued)

b. Transactions with related parties

			For the Years Ended March 31,
Name	Nature		2025	2024	2023
Chan Sze Ho	(1)	Brokerage commission	$-	$50	$-
Cheung Yuk Shan	(1)	Brokerage commission	20	96	1,665
I Win Growth SPC - Fund 1 SP	(1)	Brokerage commission	-	-	9,685
Lau Kam Yan, Karen	(1)	Brokerage commission	78	50	3,820
Lobster Financial Holdings Limited	(1)	Brokerage commission	-	-	1,212
Tse Tim	(1)	Brokerage commission	26,357	5,528	71,605
Wu Hin Lun	(1)	Brokerage commission	425	1,395	312
Zhu Jian Guo	(1)	Brokerage commission	-	-	265
Zhu Yun	(1)	Brokerage commission	-	-	1,179
Total			$26,880	$7,119	$89,743

Cheung Yuk Shan	(2)	Handling income on custodian service	$-	$2,058	$2,262
Zhu Jian Guo	(2)	Handling income on custodian service	-	20	-
Chan Sze Ho	(3)	Handling income on dividend collection	-	10	-
Tse Tim	(3)	Handling income on dividend collection	-	1	13
Wu Hin Lun	(3)	Handling income on dividend collection	-	41	-
Total			$-	$2,130	$2,275

I Win Growth SPC - Fund 1 SP	(4)	Investment management fee income	$-	$-	$2,840

Cheung Yuk Shan	(5)	Interest income and other	$-	$-	$57
I Win Growth SPC - Fund 1 SP	(5)	Interest income and other	-	-	4,117
Lau Kam Yan, Karen	(5)	Interest income and other	-	-	1
Lobster Financial Holdings Limited	(5)	Interest income and other	-	-	271
Tse Tim	(5)	Interest income and other	2,280	1,422	4,897
Wu Hin Lun	(5)	Interest income and other	-	16	9
Zhu Jian Guo	(5)	Interest income and other	-	-	782
Zhu Yun	(5)	Interest income and other	-	-	28
Total			$2,280	$1,438	$10,162

(1)	The amounts for the years ended March 31, 2025, 2024 and 2023 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

12. Related Party Transaction and Balance (Continued)

b. Transactions with related parties (Continued)

(2)	The amounts for the years ended March 31, 2024 and 2023 represented handling income from custodian services rendered.
(3)	The amounts for the years ended March 31, 2024 and 2023 represented handling income from dividend collection services rendered.
(4)	The amounts for the year ended March 31, 2023 represented income from investment management services rendered.
(5)	The amounts for the years ended March 31, 2025, 2024 and 2023 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

c. Balance with related parties

			As of March 31,
Name	Nature		2025	2024
Tse Tim	(1)	Receivables from customers	$1,183	$3,740

Oriental Moon Tree Limited	(2)	Amounts due from related party	$-	$3,895

Cheung Yuk Shan	(3)	Payables to customers	$80,843	$63,845
Fong Wai Lok, Raymond	(3)	Payables to customers	36	-
Lau Kam Yan, Karen	(3)	Payables to customers	17,180	41,727
Tse Tim	(3)	Payables to customers	74,311	390.382
Wu Hin Lun	(3)	Payables to customers	1,028	57,748
Zhu Jian Guo	(3)	Payables to customers	2,889	2,872
Zhu Yun	(3)	Payables to customers	80	78,675
Total			$176,367	$635,249

Oriental Moon Tree Limited	(4)	Amounts due to related parties	$218,513	$-
Shum Ngan, Sammy	(5)	Amounts due to related parties	41,551	-
Total			$260,064	$-

(1)	The balance as of March 31, 2025 and 2024 represented amounts overdue on brokerage transactions which passed the settlement dates, before allowance for expected credit losses. The balances were fully settled subsequently.
(2)	The balance as of March 31, 2024 represented advance to shareholders for operational purpose, before allowance for expected credit losses. The balance was unsecured, non-interest bearing and repayable on demand. As of the date of these consolidated financial statements, the balance was fully settled subsequently.
(3)	The balances as of March 31, 2025 and 2024 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.
(4)	The balances as of March 31, 2025 represented the advance from shareholder for operational purposes. The balance was unsecured, non-interest bearing and repayable on demand.
(5)	The balance as of March 31, 2025 represented accrued brokerage, clearing and exchange fees payable to director.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

13. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by HKSFC that the Company’s subsidiaries were required to maintain as of March 31, 2025 and 2024 and the actual amounts of capital maintained.

Capital requirements as of March 31, 2025

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$385,610	$788,187	$402,577	204%
I Win Asset Management Limited(1)	12,854	58,356	45,502	454%
Total	$398,464	$846,543	$448,079	212%

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,345	$1,640,332	$1,256,987	428%
I Win Asset Management Limited(1)	12,778	72,452	59,674	567%
Total	$396,123	$1,712,784	$1,316,661	432%

(1)	I Win Asset Management Limited is only required to file its regulatory returns in June and December of every year. The capital levels presented above as of March 31, 2025 and 2024, reflects the position as submitted in its regulatory return as of December 2024 and 2023, respectively.

14. Commitments and Contingencies

Commitments

As of March 31, 2025 and 2024, the Group had neither significant financial nor capital commitment other than lease commitment as disclosed in Note 6.

Contingencies

As of March 31, 2025 and 2024, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

15. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Although the CODM reviews results analyzed by the type of services the Group provides, this analysis is only presented at the revenue level with no allocation of direct and indirect costs. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses at a consolidated level for management decision-making and assessment. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Company’s revenue is derived in the Hong Kong with all operations being carried out in Hong Kong, no geographical segment is presented. The Group concludes that it has only one reportable segment.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

15. Segment information (Continued)

The CODM of the Group primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment:

	For the Years Ended March 31,
	2025	2024	2023
Revenue	$5,466,243	$1,408,469	$3,259,296
Expenses	(9,740,651)	(5,984,588)	(3,466,989)
Income tax (expenses) benefits	(43,234)	(13,359)	524
Net loss of single operating segment	$(4,317,642)	$(4,589,478)	$(207,169)

16. Subsequent Events

On April 7, 2025, the Company entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “April 8 Registered Direct Offering”), 4,806,450 ordinary shares of the Company, par value $0.0001 per share, at a purchase price of $0.31 per share. The April 8 Registered Direct Offering closed on April 8, 2025, and the Company received gross proceeds of $1,489,999.50, before deducting estimated offering expenses.

On the same date, the Company also entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a separate registered direct offering (the “April 9 Registered Direct Offering”), 3,193,550 ordinary shares of the Company, par value $0.0001 per share, at a purchase price of $0.31 per share. The April 9 Registered Direct Offering closed on April 9, 2025, and the Company received gross proceeds of $990,000.50, before deducting estimated offering expenses.

On June 2, 2025, the Company’s board of directors approved the Equity Incentive Plan (the “Plan”), authorizing the issuance of ordinary shares to five consultants as share based compensation. Under the Plan, a total of 5,900,000 ordinary shares, with a par value of $0.0001 per share, were reserved for issuance pursuant to awards and the exercise of options granted to consultants of the Company and the Company’s affiliates, in exchange for their business review and development services amounting to $4,253,900 over a 12-month period. On June 16, 2025, 5,900,000 ordinary shares were issued and granted by the Company to these five consultants.

On June 16, 2025, the Company entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “June 2025 Registered Direct Offering”), 6,100,000 ordinary shares of the Company, par value $0.0001 per share, at a purchase price of $0.60 per share. The June 2025 Registered Direct Offering closed on June 17, 2025, and the Company received gross proceeds of $3,660,000, before deducting estimated offering expenses.

On July 24, 2025, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “July 2025 Registered Direct Offering”) (i) 35,553,820 ordinary shares of the Company, par value $0.0001 per share, and (ii) 2,852,525 pre-funded warrants (“Pre-Funded Warrants”) to purchase ordinary shares (the “Pre-Funded Warrant Shares”) issuable upon exercise of pre-funded warrants, at an offering price of $0.11 per ordinary share. The July 2025 Registered Direct Offering closed on July 25, 2025, and the Company received gross proceeds of $4,224,698, before deducting estimated offering expenses.

Following the completion of the above, a total of 74,031,345 ordinary shares were issued and outstanding as of the date of the filing these consolidated financial statements.

On July 16, 2025, I Win Consulting was established in accordance with laws and regulations of Hong Kong. With a registered capital of HK$1,000 (approximately $127) currently, I Win Consulting is a limited liability corporation created for the purpose of providing general consulting services to our clients.

The Group evaluates all events and transactions that occur after March 31, 2025 up through the date the Group issues the consolidated financial statements. Other than the events disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.