Form 20-F
period 2026-03-31
Garden Stage Ltd
filed 2026-07-31
CIK 1954269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

141 Des Voeux Road Central

Central, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.02 per share	GSIW	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,462,399 Class A ordinary shares and 9,250,000 Class B ordinary shares issued and outstanding as of March 31, 2026.

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

☐ Yes ☐ No

i

INTRODUCTION

All share figures and per share price figures in this Annual Report on Form 20-F of the Company for the fiscal year ended March 31, 2026, that are effective prior to March 6, 2026, have not been updated retroactively to reflect the one-for-two hundred (1:200) reverse share split of the Class A Ordinary Shares of the Company, conducted by the Company on March 6, 2026, unless otherwise stated.

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“17 Uno BVI” refers to 17 Uno Limited, a company incorporated under the laws of British Virgin Islands;

●	“AE” refers to an account executive, being licensed representative accredited to I Win Securities to carry out regulated activities, who is self-employed and only entitled to share the brokerage income from the clients referred by him/her;

●	“AUM” refers to the amount of assets under management;

●	“BSS” refers to the Broker Supplied System, being a front office solution either developed in-house by the Stock Exchange Participant or a third-party software package acquired from commercial vendors, enabling the Stock Exchange Participant to connect its trading facilities to the Open Gateway to conduct trading;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

●	“Class A Ordinary Shares” refers to the Class A ordinary shares, $0.02 par value per share, of the Company, each with one vote per share;

●	“Class B Ordinary Shares” refers to the Class B ordinary shares, $0.0001 par value per share, of the Company, each with 100 votes per share;

●	“Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“CUFH” refers to China Union Financial Holding Limited, a company incorporated with limited liability in the British Virgin Islands;

●	“FY 2026”, “FY 2025” “FY2024” are to fiscal year ended March 31, 2026, March 31, 2025 and March 31, 2024, respectively;

●	“Garden Stage” or “Company” are to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands on August 11, 2022;

●	“HKD” or “HK$” refer to the legal currency of Hong Kong.

●	“HKSCC” refers to the Hong Kong Securities Clearing Company Limited

●	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“I Win Asset Management” refers to I Win Asset Management Limited, a company with limited liability under the laws of Hong Kong;

●	“I Win Consulting” refers to I Win Consulting Limited, a company with limited liability under the laws of Hong Kong;

●	“I Win Holdings HK” refers to I Win Holdings Limited, a company with limited liability under the laws of Hong Kong;

●	“I Win Securities” refers to I Win Securities Limited, a company with limited liability under the laws of Hong Kong;

●	“Licensed Representative(s)” refers to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activity;

●	“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“MFBVI” refers to Mental Form (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability;

●	“MFHK” refers to Mental Form (HK) Limited, a company incorporated in Hong Kong with limited liability;

●	“Ordinary Shares” refers to, collectively, the Class A Ordinary Shares and Class B Ordinary Shares;

●	“Open Gateway” refers to a Windows-based device provided by the Stock Exchange and installed at the Stock Exchange Participants’ office to facilitate electronic interface of the Automatic Order Matching and Execution System of the Stock Exchange with front office systems operated by the Stock Exchange Participant;

●	“Operating Subsidiaries” refers to I Win Securities and I Win Asset Management, the indirectly wholly-owned subsidiaries of Garden Stage, unless otherwise specified

●	“PRC government” or “Chinse government” refer to the government of Mainland China for the purposes of this annual report only;

●	“Responsible Officer(s)” or “RO” refers to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

●	“RMB”, “Renminbi”, or “CNY” refers to the legal currency of Mainland China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Shenyang” refers to Shenyang Mental Aether Technology Company Limited, a company incorporated in the PRC with limited liability;

●	“Stock Exchange” or “SEHK” refers to the Stock Exchange of Hong Kong Limited;

●	“Stock Exchange Trading Right” refers to the right to be eligible to trade on or through the Stock Exchange as a Stock Exchange Participant and entered as such a right in a list, register or roll kept by the Stock Exchange;

●	“Stock Exchange Participant(s)” refers to corporation(s) licensed to carry on Type 1 (dealing in securities) regulated activity under the SFO who, in accordance with the rules of the Stock Exchange, may trade on or through the Stock Exchange and whose name(s) is/are entered in a list, register or roll kept by the Stock Exchange as person(s) who may trade on or through the Stock Exchange;

●	“US$” or “U.S. dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our,” “the Company” and “Garden Stage” refer to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands on August 11, 2022, and does not include its subsidiaries, China Union Financial Holding Limited, I Win Consulting Limited, 17 Uno BVI, I Win Holdings HK, I Win Securities, and I Win Asset Management. Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” when we refer to our operating entities, as the case may be, and clearly identify the entity in which investors are purchasing an interest;

Garden Stage is a holding company with operations conducted in Hong Kong through its Operating Subsidiaries, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at an average rate of HKD 7.8039 to USD 1.00, HKD 7.7945 to USD 1.00, and HKD 7.8252 to USD 1.00 for FY 2026, FY 2025 and FY 2024, respectively and a year-end spot rate of HKD 7.8357 to USD 1.00, and HKD 7.7799 to USD 1.00. for FY 2026 and FY 2025, respectively.

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

Item 3. Key Information

Corporate Structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
17 Uno Limited	British Virgin Islands
China Union Financial Holding Limited	British Virgin Islands
I Win Holdings Limited	Hong Kong
I Win Securities Limited	Hong Kong
I Win Asset Management Limited	Hong Kong
I Win Consulting Limited	Hong Kong
Mental Form (BVI) Limited	British Virgin Islands
Mental Form (HK) Limited	Hong Kong
Shenyang Mental Aether Technology Company Limited	PRC

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this annual report. The percentages shown on the following chart represent percentages of equity ownership:

Subsidiaries and Business Functions

17 Uno BVI was incorporated under the laws of British Virgin Islands on August 17, 2022. It is the intermediate holding company of I Win Holdings HK.

I Win Holdings HK was incorporated under the laws of Hong Kong on March 25, 2020. It is the holding company of I Win Asset Management and I Win Securities. On June 6, 2022, HKSFC approved I Win Holdings HK to be the substantial shareholder of I Win Securities and I Win Asset Management. On June 24, 2022, I Win Holdings HK acquired 100% of the equity interest of I Win Securities and I Win Asset Management and has become their holding company.

I Win Securities was incorporated in accordance with laws of Hong Kong on November 10, 2016. With a registered capital of HKD 19,000,000 (approximately US$2.4 million) currently, I Win Securities is a limited liability corporation licensed with HKSFC to undertake Type 1 (dealing in securities) regulated activity.

China Union Financial Holding Limited (“CUFH”) was incorporated in accordance with laws of British Virgin Islands on June 17, 2016. CUFH is a wholly-owned subsidiary of I Win Securities. CUFH has a share capital of US$1,000 with no operations.

I Win Asset Management was incorporated in accordance with laws of Hong Kong on March 25, 2020. With a registered capital of HKD 900,000 (approximately US$0.1 million) currently, I Win Asset Management is a limited liability corporation licensed with the HKSFC to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

I Win Consulting was incorporated in accordance with laws of Hong Kong on July 16, 2025. With a registered capital of HKD 1,000 (approximately US$127.00) currently, I Win Consulting is a limited liability corporation created for the purpose of providing general consulting services to our clients.

The Company acquired Mental Form (BVI) Limited (“MFBVI”) and its subsidiary, Mental Form (HK) Limited (“MFHK”) for an aggregate purchase of $10,700,000.00 in November 2025. MFBVI has a share capital of US$10,000 and is an investment holding company with no operations. MFHK has a share capital of HK$1 and principally engaged in selling humanoid robots and providing related services. MFHK did not conduct substantive revenue-generating operations during the year ended March 31, 2026.

Shenyang Mental Aether Technology Company Limited (“Shenyang Mental Aether”) was incorporated in accordance with laws of PRC on December 5, 2025. Shenyang Mental Aether is a wholly-owned subsidiary of the Company. Shenyang Mental Aether has a registered share capital of CNY35,394,500 (approximately US$5.1 million), which CNY13,868,520 (approximately US$2.0 million) was paid-up as of March 31, 2026, and is principally engaged in selling electronic components and providing related services. As of March 31, 2026, no production or sales activities have been conducted by Shenyang Mental Aether.

Although we do not have any material operations in Mainland China, we have an insignificant subsidiary that is incorporated in Mainland China, which has not yet commenced business operations. PRC laws do not currently prohibit direct foreign investment in our subsidiary in Mainland China, and our investors could potentially own equity interests in our subsidiary in Mainland China. Nonetheless, we, together with our subsidiary in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations, and PRC regulatory authorities could disallow the corporate structure through which we hold our subsidiary in Mainland China, and could extend such prohibition to our Hong Kong operations, which could lead to a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong— Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 36 of this Annual Report.

Regulations Related to the PRC

Transfers of Cash to and from Our Subsidiary

Garden Stage has no operations of its own. It conducts all of its operations in Hong Kong through its Operating Subsidiaries, and at present, it also has an subsidiary that is incorporated in Mainland China, which has not commenced business operations. Garden Stage may rely on dividends or payments to be paid by our Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Garden Stage, our holding company incorporated in Cayman Islands, to our Operating Subsidiaries in Hong Kong in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries in Hong Kong to Garden Stage. If Garden Stage intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to Garden Stage in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Garden Stage to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

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

Furthermore, as of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between Garden Stage and its subsidiaries, across borders and to U.S, investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries, to Garden Stage and U.S. investors and amounts owed. While the laws and regulations of Mainland China have no impact on our ability to transfer cash or assets between Garden Stage and our Operating Subsidiaries or to the investors in the U.S., however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our Operating Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government on the ability of Garden Stage or our Operating Subsidiaries to transfer cash and/or assets. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Garden Stage or the Operating Subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong.

Any limitation, if imposed in the future, on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavourably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of how the cash is transferred within our organization. See “Risk Factors — Risks related to Doing Business in Hong Kong and Mainland China — Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 36, and “Dividend Policy” on page 146 for further details.

Furthermore, the PRC government has significant authority to intervene or influence the Mainland China operations of an offshore holding company at any time, and such oversight may also extend to companies operating in Hong Kong like us. We cannot assure you that the PRC government will not prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into business or to pay dividends. We could also be subject to limitations on the transfer or the use of our cash if we expand our business operations into Mainland China through our PRC subsidiary or conduct our operations in some other ways such that we become subject to PRC laws that regulate these activities. Any limitation on our ability to transfer or use our cash could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong— Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 36 of this Annual Report.

For fiscal years ended March 31, 2024, 2025, and 2026, and up to the date of this annual report, no transfer of cash or other types of assets has been made between Garden Stage and its Operating Subsidiaries; and Garden Stage, our holding company, has not declared or made any dividends or other distribution to its shareholders in the past, nor has any dividends or distributions been made by our Operating Subsidiaries to Garden Stage. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Garden Stage and our subsidiaries, or by our Operating Subsidiaries to Garden Stage. For fiscal years ended March 31, 2024, 2025, and 2026, and up to the date of this annual report, our subsidiaries have not declared dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiaries by way of dividend payments.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to Doing Business in Hong Kong and Mainland China — “Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 36, and the audited combined financial statements and the accompanying footnotes beginning on F-7 of this annual report, for more information.

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

Our auditor, J&S Associate PLT, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a firm headquartered in Malaysia and registered with the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in February 2024. As of the date of this annual report, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors — Risks Relating to our Ordinary Shares —“The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections” on page 37 of this annual report.

Regulatory Development in the PRC

We are a holding company incorporated in the Cayman Islands with all of the operations conducted by our Operating Subsidiaries in Hong Kong. We have also established a wholly-owned subsidiary in Mainland China, which is the only entity in our corporate structure that is incorporated in Mainland China. We do not currently conduct any operations through such subsidiary in Mainland China. We currently do not have nor do we have any plans to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

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

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

Although we currently do not have operations in Mainland China, should we expand our operations in Mainland China in the future, we could face legal and operational risks associated with such expansion and operations in Mainland China. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as Shenyang Mental Aether, to conduct its business. Therefore, our investors face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect Garden Stage and its affiliated entities’ business and results of operations. For example, Garden Stage faces risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of Shenyang, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our subsidiaries’ operations and the value of our ordinary shares, significantly limit or completely hinder our ability and the ability of any holder of our Class A Ordinary Shares or other securities of Garden Stage to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. In particular, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact our ability to conduct business through Shenyang, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in Hong Kong and Mainland China – The PRC government may intervene or influence the Mainland China, as well as Hong Kong, operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.” on page 30 of this Annual Report and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in Hong Kong and Mainland China – The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.” on page 35 of this Annual Report.

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

Our Operating Subsidiaries may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business or operations, given that (i) our Operating Subsidiaries that we conduct business operations through are incorporated in Hong Kong (ii) we have only one insignificant subsidiary in Mainland China with no direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiaries in Hong Kong will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries through which we conduct operations are incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries has collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiaries has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. We believe that our subsidiary in Mainland China will not be deemed to be an “Operator” required to file for cybersecurity review for any offering in the United States, because we do not conduct any operations through such subsidiary. Therefore, we are not covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, although we do have a subsidiary in Mainland China, we do not have any significant operations or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

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

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, although we have a subsidiary in Mainland China, we have no significant operations in Mainland China. Our Operating Subsidiaries are located in, and operate in Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

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

As of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing and/or offerings conducted by Hong Kong-based companies are subject to this regulation; (ii) our Operating Subsidiaries are established and operates in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC; and (iii) although we have one subsidiary in Mainland China, we do not conduct any operations through such subsidiary. Garden Stage and its Operating Subsidiaries are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

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

Risks Related to Doing Business in Hong Kong and Mainland China

●	All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Although we currently operate exclusively in Hong Kong, there is no guarantee that PRC authorities will not expand their regulatory reach in ways that could subject us to additional compliance burdens or restrictions in the future. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system may not accurately reflect future developments (see page 28 of this annual report).

●	The PRC government may intervene or influence the Mainland China, as well as Hong Kong, operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong (see page 30 of this annual report).

●	Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries (see page 30 of this annual report).

●	If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected (see page 31 of this annual report).

●	If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected. (see page 32 of this annual report).

●	If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless (see page 34 of this annual report).

●	The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering (see page 35 of this annual report).

●	There are political risks associated with conducting business in Hong Kong (see page 35 of this annual report).

●	The enactment of the Hong Kong National Security Law could impact our Hong Kong subsidiaries (see page 36 of this annual report).

●	Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares (see page 36 of this annual report).

●	The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions (see page 37 of this annual report).

Risks Related to our Class A Ordinary Shares

●	The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections (see page 37 of this annual report).

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (see page 39 of this annual report).

●	If securities or industry analysts fail to publish research about our business, publish inaccurate or unfavorable reports or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline (see page 41 of this annual report).

●	Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment (see page 41 of this annual report).

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect their market price (see page 41 of this annual report).

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies (see page 42 of this annual report).

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer (see page 42 of this annual report).

●	The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions (see page 42 of this annual report).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (see page 43 of this annual report).

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards (see page 44 of this annual report).

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences (see page 44 of this annual report).

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies (see page 45 of this annual report).

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors (see page 45 of this annual report).

●	We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” (see page 46 of this annual report).

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 46 of this annual report).

●	If Nasdaq imposes additional listing requirements on foreign private issuers, we may face increased compliance burdens or risks to our continued listing (see page 47 of this annual report).

Risks Related to the Industry in Which We Operate

●	Our business operations are concentrated in Hong Kong. Unfavorable financial market and economic conditions and material deterioration of the political and regulatory environment in Hong Kong, the PRC, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations (see page 47 of this annual report).

●	We and our Operating Subsidiaries are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions (see page 49 of this annual report).

●	We and our Operating Subsidiaries may not be able to compete successfully in the highly competitive financial service industry in Hong Kong (see page 50 of this annual report).

Risks Related to our Business and Operation

●	We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects (see page 50 of this annual report).

●	We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed (see page 52 of this annual report).

●	We rely on a limited number of key customers for our business (see page 52 of this annual report).

●	The commission income from our Operating Subsidiaries’ securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Class A Ordinary Shares (see page 53 of this annual report).

●	We may be subject to substantial risks if the client(s) using our securities dealing and brokerage services default on payments (see page 53 of this annual report).

●	We may have to bear losses resulting from trading errors (see page 53 of this annual report).

●	Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission (see page 53 of this annual report).

●	Fraud or misconduct by our directors, officers, employees, agents, AEs, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter (see page 54 of this annual report).

●	We may be subject to litigation, arbitration or other legal proceeding risk (see page 54 of this annual report).

●	Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected (see page 54 of this annual report).

●	If our insurance coverage is insufficient, we may be subject to significant costs and business disruption (see page 54 of this annual report).

●	Any failure to protect our intellectual property could harm our business and competitive position (see page 55 of this annual report).

●	We may be affected by the currency peg system in Hong Kong (see page 55 of this annual report).

●	Increases in labor costs may adversely affect our business and results of operations (see page 56 of this annual report).

●	We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, natural disasters, power loss, telecommunications, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any disruption of our facilities could adversely affect our business and operating results (see page 56 of this annual report).

●	Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation (see page 57 of this annual report).

●	Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations (see page 58 of this annual report).

●	Development of our robotics business has required, and may continue to require, significant capital and other expenditures, which we may not recoup (see page 59 of this annual report).

●	We may fail to successfully integrate our acquisitions of MFBVI and MFHK, and may fail to realize the anticipated benefits of such acquisitions. (see page 59 of this annual report).

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Although we currently operate exclusively in Hong Kong, there is no guarantee that PRC authorities will not expand their regulatory reach in ways that could subject us to additional compliance burdens or restrictions in the future. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system may not accurately reflect future developments.

All of our Operating Subsidiaries are located and operate their business in Hong Kong, a special administrative region of the PRC. Whilst we have a subsidiary in Mainland China, we do not operate or conduct any operations through such subsidiary in Mainland China and we are not regulated by any regulator in Mainland China. As a result, the laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws (as defined below) that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

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

In the event that we or our Hong Kong Operating Subsidiaries become subject to the laws and regulations of Mainland China, such laws may also apply to our operations in Hong Kong. As a result, we would face the risks and uncertainties of the Mainland China legal system, including its complex and evolving regulatory environment. Additionally, it remains uncertain whether and how recent PRC government statements and regulatory developments—such as those related to data and cyberspace security and anti-monopoly concerns—would apply to companies like our Operating Subsidiaries and us. Given the substantial operations of our Operating Subsidiaries in Hong Kong, the PRC government may exercise significant oversight over the conduct of business in the region.

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

The PRC government may intervene or influence the Mainland China, as well as Hong Kong, operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.

As a company mainly conducting business in Hong Kong, a special administrative region of China, our subsidiaries serve clients that include Mainland China residents. As a result, our subsidiaries’ business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. If this extended to our subsidiaries’ operations in Hong Kong, could result in a material adverse change to our subsidiaries’ operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in Mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in Mainland China. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ Hong Kong operations, and damage our reputation.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

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

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this Annual Report, even though we have a subsidiary in Mainland China, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the Mainland China for the purpose of offering products or services to domestic natural persons in the territory of Mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. At the present, our subsidiaries’ services are provided in Hong Kong, Cayman Islands, British Virgin Islands and the U.S. rather than in the Mainland China to clients worldwide, including but not limited to clients of Mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

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

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

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

As of the date of this Annual Report, even though we do have a subsidiary in Mainland China, we and our subsidiaries do not have any business operation or maintain any office or personnel in Mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in Mainland China. Based on the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for our IPO or follow-on offerings overseas, on the basis that (i) all but one of our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other jurisdictions outside of Mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in Mainland China, and we do not maintain any office or personnel in Mainland China; (ii) although one of our subsidiaries is incorporated in Mainland China, it does not conduct any operations; (iii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this Annual Report; (iv) our data processing activities are solely carried out by our overseas entities outside of Mainland China for the purpose of offering products or services in Hong Kong and other jurisdictions outside of Mainland China; (v) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this Annual Report; (vi) as of the date of this Annual Report, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; and (vii) as of the date of this Annual Report, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review. However, this position may change in the future if we commence operations in Mainland China through our subsidiary in Mainland China.

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

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and all but one of our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of Mainland China and operate in Hong Kong without any subsidiary or VIE structure in Mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this Annual Report, there have been no material changes to these regulations and policies since our IPO. However, if our offering, including the IPO and future follow-on offerings and listings, is later deemed as “indirect overseas offering and listing by companies in Mainland China” under the Trial Measures, we may need to complete the filing procedures for our offering, including the IPO and future follow-on offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

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

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

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

Based on certain recent developments, the U.S. State Department has indicated that it no longer considers Hong Kong to have significant autonomy from China. These developments include the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”), which was issued by the Standing Committee of the PRC National People’s Congress in June 2020. In response, former President Donald Trump signed an executive order and Hong Kong Autonomy Act (the “HKAA”), to remove Hong Kong’s preferential trade status. The HKAA also authorizes the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

Additionally, although we have a subsidiary incorporated in Mainland China, we currently do not conduct any operations through such subsidiary. However, we could also be subject to limitations on the transfer or the use of our cash if we expand our business operations into Mainland China through our PRC subsidiary or conduct our operations in some other ways such that we become subject to PRC laws that regulate these activities.

The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

Section 132 of Securities and Futures Ordinance (Cap. 157 of the laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed corporation in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed corporation, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be the new substantial shareholder(s) of the HKSFC-licensed subsidiaries, which are I Win Securities and I Win Asset Management, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Garden Stage, which could deprive the holders of our Class A Ordinary Shares the opportunity to receive a premium for their Class A Ordinary Shares as part of a future sale and may reduce the price of our Class A Ordinary Shares upon the consummation of a future proposed business combination.

Risks Related to our Class A Ordinary Shares

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

J&S Associate PLT (“J&S”), the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2026, 2025 and 2024 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect J&S Associate PLT. J&S is headquartered in Malaysia, and has recently been inspected by the PCAOB. Our auditor is not headquartered in Mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the PCAOB determinations.

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

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine and US-Iran conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions of the PRC and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

If securities or industry analysts fail to publish research about our business, publish inaccurate or unfavorable reports or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for more information.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The 323,881 Class A Ordinary Shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act regulating trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Capital Market Rules to a foreign private issuer, including exemptions from the requirements to have:

●	shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of 20% or more interest in our company;

●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

●	the requirement to hold an annual general meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

●	regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, as well as projections as to the market price of our Class A Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our future strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares is a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Additionally, if we fail to meet any new Nasdaq listing requirements or if our compliance efforts are deemed insufficient, we could face heightened regulatory scrutiny or potential delisting from the exchange. Delisting would significantly impact the liquidity and marketability of our Class A Ordinary Shares, potentially leading to a decline in trading price and restricting our ability to raise capital through public markets. Even if we maintain compliance, the evolving regulatory environment for foreign issuers may create market uncertainty, negatively impacting investor sentiment and our ability to attract institutional investors.

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

From time to time, I Win Securities Limited and I Win Asset Management Limited may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities or government agencies in Hong Kong or other jurisdictions, including the HKSFC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our Operating Subsidiaries, Responsible Officers of the Operating Subsidiaries, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, our Operating Subsidiaries, Responsible Officers, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, our Operating Subsidiaries are subject to statutory secrecy obligations under the SFO of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC. ISWL, one of our operating subsidiaries, is currently responding to SFC inquiries following a recent SFC review. As at the date of this filing, the review is still on-going.

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

Risks Related to our Business and Operations

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors. We started to provide the underwriting and placing services through I Win Securities in July 2017, securities dealing and brokerage services in July 2017, and through I Win Asset Management, asset management service in January 2021. Additionally, on November 18, 2025, we incorporated Mental Form (BVI) Limited, or MFBVI and Mental Form (HK) Limited, or MFHK. MFHK is principally engaged in selling humanoid robots and providing related services, and earning licensing fee income from related intellectual properties. We have also incorporated Shenyang Mental Aether in Mainland China on December 5, 2025. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

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

Placing and underwriting commission was our largest income source for the year ended March 31, 2024, which accounted for approximately 10.84% of our total revenue of the year ended March 31, 2024; the placing and underwriting commission accounted for approximately 2.09% of our total revenue of the year ended March 31, 2025, and 19.82% of our total revenue of the year ended March 31, 2026. Our underwriting service was conducted by I Win Securities, one of our Operating Subsidiaries. Our underwriting services are conducted on a fully underwritten basis, whereby I Win Securities were obliged to take up the undersubscribed securities up to the maximum of our underwriting commitment. I Win Securities has been also involved in several placing exercises as placing agents or sub-placing agents. Depending on the terms of the placing agreements, the placing exercises were either on a fully underwritten basis or on a best-effort basis.

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

Our top five customers accounted for 59%, 88%, and 63% of our total revenues for the years ended March 31, 2026, 2025, and 2024, and the largest customer accounted for 32%, 54%, and 28% of our total revenues, respectively. Therefore, our customers are concentrated, and we rely on a limited number of key customers during each period of our business. Our customer concentration risk is exacerbated due to: a) our reliance on different customers in different periods; b) the fact that the largest customer in the years ended March 31, 2026, 2025, and 2024 was a different customer; and c) the customers for our placing and underwriting services engaged us on a project-by-project basis.

We cannot assure you that our Operating Subsidiaries will be successful in diversifying the customer base, engaging new customers, and reducing our customer concentration risk. For example, the largest customer for the year ended March 31, 2026 engaged us for introducing and referral services, and the largest customer for the year ended March 31, 2025 engaged us for advisory services, and the advisory services is being conducted on project-by-project basis. There is no guarantee that the customer who engaged us for advisory services will continue to retain us for their future business, or whether they will choose our competitor for the equivalent services. Since we are engaged to provide placing and underwriting services on a project-by-project basis, it is unlikely that our top 5 customers who engaged our underwriting and placing services will continue to retain us for their future businesses, and even if they so choose to retain us for their future businesses, the value of transaction mandated by them may be significantly lower than their mandates given to us for prior years. Furthermore, the volume of trading which these customers may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook and perception of the market as well as factors beyond our control. Any decline in the top customers’ transaction volume would lower our revenues, which would adversely affect our profitability.

The commission income from our Operating Subsidiaries’ securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Class A Ordinary Shares.

We derived substantial revenue from commission and brokerage income from our securities dealing and brokerage services. For the years ended March 31, 2026, 2025, and 2024, commission and brokerage income from our securities brokerage services amounted to 13.45%, 6.02%, and 28.27% of our total revenue for the corresponding periods. Our brokerage commission and income mainly depend upon the trading volume through our trading system and platform (including our online trading platform). Similar to other broking and financial services firms, trading volume by investors in the stock markets as a whole may continue to be affected by factors such as changes in investors’ sentiment, perception, and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by the clients through our trading platform and services would result in reduced commission and brokerage income, and there is no assurance that we will be able to maintain or improve our relationship with the brokerage clients and they may terminate their respective relationship with us at any time. Our profit may be materially and adversely affected if any of our clients cease to use, or if any of them significantly reduces their use of our services.

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

Our office and facilities, and our Operating Subsidiaries’ business and operation, may be harmed or rendered inoperable by natural or man-made disasters, many of which are beyond our control, including typhoon, flooding, fire, power outages, break-in, vandalism or sabotage, acts of terrorism, criminal acts and similar events, or other public safety concerns, which could result in lengthy interruptions of our business and operations, result in the loss of key information, and cause us to incur additional expenses. While we have taken precautions to safeguard our facilities, any inability to operate our business during such periods could lead to the loss of customers or harm to our reputation. Regardless of the precautions taken, damage to our office and facilities may have a material adverse effect on our business.

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

Development of our robotics business has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop and launch our robotics business. We plan to make further capital investments related to our robotics business in the future. Our robotics related investment plans are subject to change, and will depend, in part, on market demand for humanoid robots, the competitive landscape for provision of such services and the development of competing technologies. There is no assurance of the success of our entry into the robotics business as there may not be sufficient demand for our humanoid robots, as a result of competition or otherwise, to permit us to recoup or profit from our robotics related capital investments.

We may fail to successfully integrate our acquisitions of MFBVI and MFHK, and may fail to realize the anticipated benefits of such acquisitions.

In November 3, 2025, we completed the acquisition of 100% of MFBVI, which in turn, holds 100% of MFHK. While we are hoping to benefit from a range of synergies from this acquisition, we may not be able to integrate this new business and assets and may fail to realize the expected benefits in the near term, or at all. MFHK operates in a highly competitive robotics industry. Its business success will depend, in part, on market demand for its products and services. Our business and financial condition may be adversely affected if the business of MFHK fails or we fail to manage our investment in MFHK successfully.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our management has completed an assessment of the effectiveness of our internal control over financial reporting. In the course of preparing our consolidated financial statements as of and for each of the three years ended March 31, 2026, 2025, and 2024, we identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP.

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

The Reorganization

We refer to all these following events as the “Reorganization”. The share numbers under this subsection have not been retroactively amended to reflect the share consolidation effected on March 6, 2026.

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

Registered Direct Offerings

April 8, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (“April 8 Registered Direct Offering”), 4,806,450 ordinary shares of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.31 per share. The Company’s April 8 Registered Direct Offering closed on April 8, 2025. The Company received approximately $1,489,999.50 in gross proceeds from April 8, Registered Direct Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from April 8 Registered Direct Offering for working capital and general corporate purposes.

April 9, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “April 9 Registered Direct Offering”), 3,193,550 ordinary shares of the Company, par value $0.0001 per share, at a purchase price of $0.31 per share. The Company’s April 9 Registered Direct Offering closed on April 9, 2025. The Company received approximately $990,000.05 in gross proceeds from the April 9 Registered Direct Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from the April 9 Registered Direct Offering for working capital and general corporate purposes.

June 2025 Registered Direct Offering

On June 16, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “June 2025 Registered Direct Offering”), 6,100,000 ordinary shares of the Company, par value $0.0001 per share, at a purchase price of $0.60 per share. The Company’s June 2025 Registered Direct Offering closed on June 17, 2025. The Company received approximately $3,660,000 in gross proceeds from the June 2025 Registered Direct Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from the June 2025 Registered Direct Offering for working capital and general corporate purposes.

July 2025 Registered Direct Offering

On July 24, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “July 2025 Registered Direct Offering”), 35,553,820 ordinary shares of the Company, par value $0.0001 per share and 2,852,525 pre-funded warrants to purchase Ordinary Shares issuable upon exercise of pre-funded warrants, at a purchase price of $0.11 per share. The Company’s July 2025 Registered Direct Offering closed on July 25, 2025. The Company received approximately $4,224,698 gross proceeds from the July 2025 Registered Direct Offering, before deducting estimated offering expenses and assuming the exercise of all the Pre-Funded Warrants for cash. The Company intends to use the net proceeds from the July 2025 Registered Direct Offering for working capital and general corporate purposes.

2025 Equity Incentive Plan

In June 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Plan, we are authorized to issue an aggregate of 5,900,000 Ordinary Shares.

Recent Developments

September 2025 Registered Direct Offering

On September 12, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “September 2025 Registered Direct Offering”), 144,117,647 ordinary shares of the Company, par value US$0.0001 per share, at a purchase price of US$0.034 per share.

The September 2025 Registered Direct Offering closed on September 15, 2025. The Company received approximately $4,900,000 net proceeds from the September 2025 Registered Direct Offering, after deducting estimated offering expenses. The Company intends to use the net proceeds from the September 2025 Registered Direct Offering for working capital and general corporate purposes.

Re-Designation and Re-Classification of Shares

The share numbers under this subsection have not been retroactively amended to reflect the share consolidation effected on March 6, 2026.

On September 18, 2025, the Company held its extraordinary general meeting of shareholders (the “EGM”). Amongst others, it was resolved at the EGM that the Company’s authorized share capital be redesignated by taking the following steps, such that the authorized share capital of the Company be changed from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each to US$50,000 divided into (i) 490,750,000 Class A Ordinary Shares of a par value of US$0.0001 each and (ii) 9,250,000 Class B Ordinary Shares of a par value of US$0.0001 each:

(a)	9,250,000 issued and outstanding Ordinary Shares held by Oriental Moon Tree Limited will be redesignated as issued and outstanding Class B Ordinary Shares on a one for one basis;

(b)	64,781,345 issued and outstanding Ordinary Shares of the Company will be redesignated as issued and outstanding Class A Ordinary Shares on a one for one basis; and

(c)	425,968,655 authorized but unissued Ordinary Shares of the Company will be redesignated as authorized but unissued Class A Ordinary Shares on a one for one basis.

The re-designation and re-classification was effective on the Nasdaq Capital Market on February 12, 2026.

Appointment of Executive Director

On September 27, 2025, the board of directors of the Company appointed Raymond Wai Lok Fong as an executive director of the Company. In connection with Mr. Fong’s appointment as executive director, the Company and Mr. Fong entered into an executive directorship agreement (the “Directorship Agreement”) on September 29, 2025. Pursuant to the Directorship Agreement, Mr. Fong will receive an annual regular Board fee in the amount of $96,000 payable by the Company in equal quarterly installments. Additionally, Mr. Fong will receive a one-time signing bonus in the amount of $300,000 payable by the Company within one month after the execution of the Directorship Agreement. The agreement imposes certain duties and customary confidentiality obligations on Mr. Fong customary for agreements of this nature. Mr. Fong is also expected to abide by and follow the Company’s code of business conduct and ethics.

Acquisition of Mental Form (BVI) Limited

On November 3, 2025, the Company entered into share purchase agreements with certain investors named thereto, pursuant to which the Company agreed to purchase and acquire, 10,000 ordinary shares of Mental Form (BVI) Limited, par value $1.00 per ordinary share at an aggregate purchase price of $10,700,000.00, comprising of cash consideration of $5,000,000 and $5,700,000 in shares being issued. The closing of the transaction took place on November 18, 2025.

January 2026 Private Placements

On January 12, 2026, the Company entered into a securities purchase agreement with certain investors for a private placement offering (the “January 2026 Private Placement”) of 47,961,631 Class A ordinary shares of the Company, par value US$0.0001 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.1251 per Class A Ordinary Share. The total amount of gross proceeds from the Private Placement will be US$6 million. The investors have agreed to a 60-day lock-up restriction with the Company. The January 2026 Private Placement was closed on February 5, 2026, where the Company received gross proceeds of US$6 million from the investors, and issued a total of 47,961,631 Class A Ordinary Shares to such investors on February 2, 2026. The Company intends to use the proceeds from the Private Placement for general corporate purposes.

Share Consolidation of Class A Ordinary Shares

On March 6, 2026, the share consolidation of Class A Ordinary Shares became effective, pursuant to which the authorized, issued and outstanding Class A were consolidated at 200 for 1 ratio. As a result of the share consolidation, the Company had 2,453,750 Class A Ordinary Shares authorized, par value of US$0.02 per Class A Ordinary Share. There had been on change to the authorized or issued Class B Ordinary Shares.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Subsidiaries and Business Functions

17 Uno BVI was incorporated under the laws of British Virgin Islands on August 17, 2022. It is the intermediate holding company of I Win Holdings HK.

I Win Holdings HK was incorporated under the laws of Hong Kong on March 25, 2020. It is the holding company of I Win Asset Management and I Win Securities. On June 6, 2022, HKSFC approved I Win Holdings HK to be the substantial shareholder of I Win Securities and I Win Asset Management. On June 24, 2022, I Win Holdings HK acquired 100% of the equity interest of I Win Securities and I Win Asset Management and has become their holding company.

I Win Securities was incorporated in accordance with laws of Hong Kong on November 10, 2016. With a registered capital of HKD 19,000,000 (approximately US$2.4 million) currently, I Win Securities is a limited liability corporation licensed with HKSFC to undertake Type 1 (dealing in securities) regulated activity.

China Union Financial Holding Limited, or CUFH was incorporated in accordance with laws of British Virgin Islands on June 17, 2016. CUFH is a wholly-owned subsidiary of I Win Securities. CUFH has a share capital of US$1,000 with no operations.

I Win Asset Management was incorporated in accordance with laws of Hong Kong on March 25, 2020. With a registered capital of HKD 900,000 (approximately US$0.1 million) currently, I Win Asset Management is a limited liability corporation licensed with the HKSFC to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

I Win Consulting was incorporated in accordance with laws of Hong Kong on July 16, 2025. With a registered capital of HKD 1,000 (approximately US$127.00) currently, I Win Consulting is a limited liability corporation created for the purpose of providing general consulting services to our clients.

The Company acquired Mental Form (BVI) Limited, or MFBVI, and its subsidiary, Mental Form (HK) Limited or MFHK, for an aggregate purchase of $10,700,000.00 in November 2025. MFBVI has a share capital of US$10,000 and is an investment holding company with no operations. MFHK has a share capital of HK$1 and principally engaged in selling humanoid robots and providing related services. MFHK did not conduct substantive revenue-generating operations during the year ended March 31, 2026.

Shenyang Mental Aether was incorporated in accordance with laws of PRC on December 5, 2025. Shenyang Mental Aether is a wholly-owned subsidiary of the Company. Shenyang Mental Aether has a registered share capital of CNY35,394,500 (approximately $5.1 million), which CNY13,868,520 (approximately $2.0 million) was paid-up as of March 31, 2026, and is principally engaged in selling electronic components and providing related services. As of March 31, 2026, no production or sales activities have been conducted by Shenyang Mental Aether.

Although we do not have any material operations in Mainland China or any variable interest entities in place, we have an insignificant subsidiary that is incorporated in Mainland China, which has not yet commenced business operations. PRC laws do not currently prohibit direct foreign investment in our subsidiary in Mainland China, and our investors could potentially own equity interests in our subsidiary in Mainland China. Nonetheless, we, together with our subsidiary in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations, and PRC regulatory authorities could disallow the corporate structure through which we hold our subsidiary in Mainland China, and could extend such prohibition to our Hong Kong operations, which could lead to a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong— Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 36 of the annual report.

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

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License – Dealing in securities	I Win Securities
HKSFC Type 4 License – Advising on securities	I Win Asset Management
HKSFC Type 9 License – Asset management	I Win Asset Management
Stock Exchange Participants (Participant ID: 02092)	I Win Securities
HKSCC Participants (Participant ID: B02092)	I Win Securities

The service offerings of our Operating Subsidiaries mainly comprise the following:

●	Underwriting and Placing Services I Win Securities acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. I Win Securities also charges investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged I Win Securities to provide placing and underwriting services in respect of the relevant securities. Our revenue derived from our underwriting and placing services accounted for 19.82%, 2.09%, and 10.84% of our total revenue for the years ended March 31, 2026, 2025, and 2024, respectively.

●	Securities Dealing and Brokerage Services: I Win Securities provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. I Win Securities also acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate the clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to I Win Securities’ securities brokerage and dealing services, I Win Securities also provides nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, I Win Securities also facilitates the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage I Win Securities for placing and underwriting services or conducted by other financial services providers in Hong Kong. For the years ended March 31, 2026, 2025, and 2024, 31.45%, 8.36%, and 37.35% of our total revenue, respectively was derived from our securities dealing and brokerage services.

●	Advisory Services: We provide investment advisory services to our clients through I Win Securities, which is licensed with the SFC to carry on type 4 (advising on securities) regulated activity. We act as investment advisors to our clients and provide them with (i) investment advice incidental to our securities trading services; and (ii) investment consultancy and advisory whereby we render investment research and financial and investment related advisory services to our customers in return for a fixed monthly fee. Advisory fees accounted for 5.39%, 0.19%, and 29.88% of our total revenues for the years ended March 31, 2026, 2025, and 2024, respectively.

●	Asset Management Services: I Win Asset Management offers discretionary account management and fund management services that cater to different investment objectives of our Operating Subsidiaries’ clients. Our asset management services accounted for 6.8%, 1.1%, and nil of our total revenue for the years ended March 31, 2026, 2025, and 2024, respectively.

●	Due Diligence Services: We introduced a new due diligence service during the year ended March 31, 2025. We engage in distinct due diligence service agreements with our customers, providing them with due diligence reports in return for a one-time fixed due diligence service fee. Due diligence service fees accounted for nil, 1.46%, and nil of our total revenues for the years ended March 31, 2026, 2025, and 2024, respectively.

●	Introducing and Referral Income: We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income structured as a fixed lump sum or monthly fee basis. with amounts contractually determined based on the nature and scope of the referral arrangement as identified in the contract. Introducing and referral income accounted for 33.03%, 85.65%, and 18.81% of our total revenues for the years ended March 31, 2026, 2025, and 2024, respectively.

Our revenues were US$7.3 million, US$5.5 million, and US$1.4 million for the years ended March 31, 2026, 2025, and 2024, respectively. We recorded net loss of US$13.8 million, US$4.3 million, and US$4.6 million for the years ended March 31, 2026, 2025, and 2024, respectively. We plan to keep our business growing by strengthening the securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows our Operating Subsidiaries to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients.

Competitive Strengths

A proven and experienced management team consisting of industry veterans

Our Operating Subsidiaries have a team of experienced and competent professionals consisting of industry veterans in Hong Kong’s financial services industry with substantial expertise and experience in formulating business strategies, monitoring and supervising compliance matters, overseeing financial condition and performance, and managing, executing and supervising our operations with an aim to provide services to our clients in a reliable, efficient and professional manner. Mr. Ngan Sammy SHUM, our Director, who is also the Responsible Officer and the member of the senior management of the Operating Subsidiaries, possesses over 18 years of experience in the financial services industry, including private wealth, asset management and compliance. He is also well-connected with various high-net-worth clients and family offices in Mainland China and Hong Kong. Mr. Sze Ho, CHAN, our Chief Executive Officer and Mr. Wai Lok Raymond, FONG, our Executive Director are also the Responsible Officer and the member of the senior management of the Operating Subsidiaries. They are also well-connected with various high-net-worth clients and family offices in Mainland China and Hong Kong.

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

Expanding our securities dealing and brokerage market presence in relation to the United States exchanges

We have observed a significant increase in client’s demand for securities trading in U.S. exchanges. Currently, we do not have any trading rights in the United States. Instead, we have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the U.S., as the primary external broker for carrying out the trades in the U.S. exchanges, for our Operating Subsidiaries to provide U.S. securities trading and brokerage services to our clients. As the institutional client of ViewTrade, we are required to pay commissions and fees to ViewTrade at agreed rates for orders we placed with them on behalf of our Operating Subsidiaries’ clients. In turn, our Operating Subsidiaries charge the clients a markup on commissions and fees on top of the amounts our Operating Subsidiaries are required to pay to external brokers. However, we believe the external broker arrangement is insufficient to maintain our pricing competitiveness against other securities brokerage firms who may offer lower or even zero rate of brokerage commission to our Operating Subsidiaries’ current or potential clients.

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

Developing our robotics business

We intend to develop our robotics business through production activities and sale of robots to third party customers by our Operating Subsidiaries. We intend to further market position of our Operating Subsidiaries to capitalize on opportunities arising from growth in the robotics market by (i) extending our Operating Subsidiaries’ industry networks; (ii) expanding the operation team of robotics business through the recruitment of experienced staff.

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

I Win Securities completed 7, 5, and 8 placing and underwriting exercises for the financial years ended March 31, 2026, 2025, and 2024 respectively. For the years ended March 31, 2026, 2025, and 2024, fee and commission income from our placing and underwriting service amounted to approximately US$1.44 million, US$0.114 million, and US$0.153 million, respectively, representing approximately 19.82%, 2.09%, and 10.84% of our total revenue for the respective years.

For the years ended March 31, 2026, 2025, and 2024, none of the underwriting projects in which I Win Securities participated was undersubscribed, and therefore we were not required to take up any unsubscribed offer shares.

Commissions and Fees

The placing and underwriting commission, which may be a fixed fee or a fee charged as a percentage of the fundraising size, is determined on a case-by-case basis after arm’s length negotiations with each client and/or among the members of the underwriting syndicate, based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, the expected amount of time and resources required for performing our roles and duties in the book building process, the business and financial performance of the relevant listing applicant or listed issuers, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. Therefore, the commission rates for the placing and underwriting projects may vary to a wide extent. The placing and underwriting commission earned by I Win Securities ranged from 0.20% to 4.77% of the fund-raising size and/or the aggregate offer price of the number of securities placed and/or underwritten by I Win Securities, which we consider was in line with the market rates and market practice.

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

Deal execution: in execution of the projects, I Win Securities will mainly perform the following tasks: (i) forming the underwriting syndicate and liaising and coordinating with each syndicate member; (ii) arranging the marketing and book-building process; (iii) monitoring the FRR compliance and any market, credit and liquidity risks on an ongoing basis; (iv) reviewing and executing underwriting documentation; (v) enquiring the independence of the relevant investors; (vi) monitoring dispatch of the prospectus, refund cheques and share certificates; and (vii) monitoring the project.

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

Securities Brokerage and Dealing Services

The securities brokerage, dealing and trading services are provided through I Win Securities, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO. As of the date of the annual report, the securities trading service is comprised of a team of 9 staff dealers (7 of which are also the Responsible Officers of I Win Securities) and 8 self-employed Account Executives (“AE”), all of whom were licensed under the SFO. For the years ended March 31, 2026, 2025, and 2024, brokerage commission and other related ancillary services fees income generated from our securities trading business was approximately US2.29 million, US$0.46 million, US$0.53 million, respectively, representing approximately 31.45%, 8.36%, and 37.35% of our total revenue for the respective years.

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

Types of Account

As of March 31, 2026, 2025 and 2024, we had a total of 4,707, 4,145 and 2,313 trading accounts comprising 4,338, 3,871 and 2,133 trading accounts of retail clients (including individual and joint accounts) and 369, 274 and 215 trading accounts of institutional and corporate clients. As of March 31, 2026, out of all our trading accounts, 346 were active accounts. The active account being clients whose accounts recorded at least one trading activity, for purchase and/or sale of securities, broking transaction, in the past twelve months.

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

The securities trading accounts are categorized as House Accounts and Referred Accounts. The trading account(s) whose holders are walk-in clients or clients introduced by our Operating Subsidiaries’ management without the direct involvement or referral of our staff dealers or AEs are classified as House Accounts, while customers sourced by the AE and staff dealer through their personal networks are classified as Referred Accounts. As of March 31, 2026, 2025 and 2024, we had 1,023, 962 and 308 House Accounts, and 3,684, 3,183 and 2,005 Referred Accounts, respectively.

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

At the date of the annual report, Our Operating Subsidiaries have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the U.S., as the primary external broker for the U.S. exchanges. Our Operating Subsidiaries maintain securities trading accounts with ViewTrade and have entered into standard brokerage agreements with them. It is required to pay commissions and fees to the external broker at agreed rates for orders our Operating Subsidiaries placed with them on behalf of the clients. In turn, our Operating Subsidiaries charge the clients a markup on commissions and fees at agreed rates on top of the amounts our Operating Subsidiaries are required to pay to external brokers. ViewTrade, as the external broker, is responsible for carrying out the trades as well as safekeeping the assets in our designated accounts with them.

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

For the years ended March 31, 2026, 2025, and 2024, we generated a total securities brokerage commission of approximately US$ 980,261, US$329,246, and US$398,179 respectively. The commission income derived from the brokerage of trades in overseas markets represents approximately 10%, 1%, 2% respectively of our total revenue for the years ended March 31, 2026, 2025, and 2024, respectively while the commission income we derived from the brokerage of trades on the Hong Kong Stock Exchange for the same period was approximately 3%, 5%, and 27% of our total revenue in the respective years.

The table below sets out a geographical breakdown of the commission and brokerage income for the years indicated:

	For the Years Ended March 31
	2024			2025			2026
	Brokerage commissions income			Brokerage commissions income			Brokerage commissions income
Hong Kong Stock Exchange	US$	375,928	94.00%	US$	270,689	82%	US$	217,466	22%
U.S. exchanges	US$	22,251	6.00%	US$	58,557	18%	US$	762,795	78%
Other exchanges	US$	-	-%	US$	-	-%	US$	-	-%
Total	US$	398,179	100.00%	US$	329,246	100.00%		980,261	100%

Collaboration with Other Financial Services Providers

To maximize our profitability by utilizing the Operating Subsidiaries’ network with other financial services providers in Hong Kong and existing and potential securities brokerage clients network, our Operating Subsidiaries also collaborate with other financial services providers in Hong Kong, in particular, the major investment banks and other securities brokerages firm which we have a close relationship with, to introduce and refer institutional, high-net-worth, and retail investors to: a) open securities trading account in the financial services provider we collaborate with; and b) subscribe the IPOs and placings conducted by these financial services providers. In return, the Operating Subsidiaries charge financial services providers which we referred clients to an introduction/referral fee. The introduction/referral fee is negotiated on a case-by-case basis between financial services provider we collaborate with and us, for a fixed amount of fee, or a certain percentage of either the total amount of commission generated by the investors introduced by us in relation to the secondary market trading or subscription fee paid by the investors introduced by us in relation to the IPOs and placings. For the years ended March 31, 2026, 2025, and 2024, the total income generated as the introduction/referral fee amounted to approximately US$2.4 million, US$4.68 million, and US$0.26 million, respectively, representing approximately 33.03%, 85.65%, and 18.81% of our total revenue, respectively.

Ancillary Services

Depending on specific needs of our clients, the Operating Subsidiaries provide various other ancillary services related to our securities brokerage and dealing services, including the provision of nominee services (to assist clients with the collection of share certificates or dividends), custodian services, scrip handling services and handling services for other corporate actions. For such services, the Operating Subsidiaries charge our clients a scrip fee, dividend collection fee, custodian fee and/or handling service fee (as applicable), which are recognized when the agreed services have been provided and completed. For the years ended March 31, 2026, 2025, and 2024, the total income generated from the ancillary services amounted to approximately US$1.31 million, US$0.21 million, and US$0.13 million, respectively, representing approximately 17.98%, 3.79%, and 9.08% of our total revenue, respectively.

Asset Management Services

We provide our asset management services through I Win Asset Management. I Win Asset Management manages discretionary accounts whereby we were appointed as the agent of the clients to manage portfolios on their behalf. I Win Asset Management also manages a Cayman Islands offshore fund, I Win Growth SPC (the “Fund”) and AVIA Trust Limited (“Avia Trust”), a professional trust and escrow services provider registered under the Trustee Ordinance of Hong Kong. I Win Asset Management have set up an investment committee to: (i) set and review the basket of securities which our discretionary accounts, AVIA Trust Limited and I Win Growth SPC Fund are eligible to buy; (ii) decide the asset allocations; (iii) approve or reject the investment proposals; and (iv) review the performance and compliance matters of our discretionary accounts, AVIA Trust Limited and I Win Growth SPC Fund.

Funds Management Services

I Win Asset Management acts as the investment manager for different funds. For the years ended March 31, 2026, 2025 and 2024, we recognized management fees and performance fees income of US$495,101, US$60,012 and nil, respectively, derived from the funds management services to Avia Investment SPC – Global High-Yield Bond Fund SP and IWIN Growth SPC-Fund 2 SP.

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

For years ended March 31, 2026, 2025, and 2024, the total income generated from our advisory services amounted to approximately US$0.39 million, US$0.01 million, and US$0.42 million, respectively, accounted for 5.39%, 0.19%, and 29.88% of our total revenues for the years ended March 31, 2026, 2025, and 2024, respectively.

Due Diligence Services

We introduced a new due diligence service during the year ended March 31, 2025. We engage in distinct due diligence service agreements with our customers, providing them with due diligence reports in return for a one-time fixed due diligence service fee. Due diligence service fees accounted for nil, 1.46%, and nil of our total revenues for the years ended March 31, 2026, 2025, and 2024, respectively.

Introducing and Referral Income:

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income structured as a fixed lump sum or monthly fee basis with amounts contractually determined based on the nature and scope of the referral arrangement as identified in the contract. Introducing and referral income amounted to approximately US$2.40 million, US$4.68 million, and US$0.26 million, and accounted for 33.03%, 85.65%, and 18.81% of our total revenues for the years ended March 31, 2026, 2025, and 2024, respectively.

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

We had a concentration of revenues of 59%, 88%, and 63% from the top five customers for the years ended March 31, 2026, 2025, and 2024 respectively.

The following table outlines the concentration of each of the top five customers comparing to our total revenues.

For the fiscal year ended 31 March, 2026:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2026 Concentration (%)
Largest customer	Introducing/referral income	32%
2nd largest customer	Underwriting/Placing	12%
3rd largest customer	Underwriting/Placing	7%
4th largest customer	Investment management fee income	5%
5th largest customer	Advisory	3%
Total		59%

For the fiscal year ended 31 March, 2025:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2025 Concentration (%)
Largest customer	Introducing/referral income	54%
2nd largest customer	Introducing/referral income	31%
3rd largest customer	Due Diligence services fees	1%
4th largest customer	Investment management fee income	1%
5th largest customer	Handling income	1%
Total		88%

For the fiscal year ended 31 March, 2024:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2024 Concentration (%)
Largest customer	Advisory	28%
2nd largest customer	Underwriting/Placing	14%
3rd largest customer	Introducing/referral income	11%
4th largest customer	Introducing/referral income	6%
5th largest customer	Securities Dealing and Brokerage	4%
Total		63%

Our Suppliers

The Operating Subsidiaries have no major suppliers due to the nature of our business activities. The Operating Subsidiaries engage various service providers to provide services necessary for our business operations, such as software vendor, overseas external brokers, internet service providers, consultants, professional services providers, and the Stock Exchange, all of which are independent third parties.

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

Our Operating Subsidiaries generally source new clients and expand our business network through the personal networks of the management and account executives as well as referrals from the existing clients through the word-of-mouth. For our placing and underwriting business, the Responsible Officers are involved in pitching and liaising with our placing and underwriting clients; and the staff dealers and Account Executives are responsible for sales and marketing activities, including maintaining regular communication and good relationships with clients, other business partners and professional parties involved in placing and underwriting transactions.

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

These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. The Operating Subsidiaries pay standard governmental annual fees to the HKSFC and are subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. ISWL, one of our operating subsidiaries, is currently responding to SFC inquiries following a recent SFC review. As at the date of this filing, the review is still on-going.

For the years ended March 31, 2026, 2025, and 2024, and up to the date of this annual report, we and our Operating Subsidiaries had obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this report and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operation in all material respects.

Regulations Related to the PRC

Transfers of Cash to and from Our Subsidiary

Garden Stage has no operations of its own. It conducts all of its operations in Hong Kong through its Operating Subsidiaries, and at present, it also has a subsidiary that is incorporated in Mainland China, which has not commenced business operations. Garden Stage may rely on dividends or payments to be paid by our Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Garden Stage, our holding company incorporated in Cayman Islands, to our Operating Subsidiaries in Hong Kong in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries in Hong Kong to Garden Stage. If Garden Stage intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to Garden Stage in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Garden Stage to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

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

Furthermore, as of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between Garden Stage and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries, to Garden Stage and U.S. investors and amounts owed. While the laws and regulations of Mainland China have no impact on our ability to transfer cash or assets between Garden Stage and our Operating Subsidiaries or to the investors in the U.S., however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our Operating Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government on the ability of Garden Stage or our Operating Subsidiaries to transfer cash and/or assets. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Garden Stage or the Operating Subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong.

Any limitation, if imposed in the future, on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavourably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of how the cash is transferred within our organization. See “Risk Factors — Risks related to Doing Business in Hong Kong and Mainland China — Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 36 and “Dividend Policy” on page 146  for further details.

For fiscal years ended March 31, 2024, 2025, and 2026, and up to the date of this annual report, no transfer of cash or other types of assets has been made between Garden Stage and its Operating Subsidiaries; and Garden Stage, our holding company, has not declared or made any dividends or other distribution to its shareholders in the past, nor has any dividends or distributions been made by our Operating Subsidiaries to Garden Stage. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Garden Stage and our subsidiaries, or by our Operating Subsidiaries to Garden Stage. For fiscal years ended March 31, 2024, 2025, and 2026, and up to the date of this annual report, our subsidiaries have not declared or made any dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiaries by way of dividend payments.

We do not have any present plan to declare or pay any dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to Doing Business in Hong Kong and Mainland China — “Our subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.” on page 36,  and the audited consolidated financial statements and the accompanying footnotes beginning on F-7  of this annual report, for more information.

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

Our auditor, J&S Associate PLT, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a firm headquartered in Malaysia and registered with the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in February 2024. As of the date of this annual report, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors — Risks Relating to our Class A Ordinary Shares — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.” on page 37 of this annual report.

Regulatory Development in the PRC

We are a holding company incorporated in the Cayman Islands with all of the operations conducted by our Operating Subsidiaries in Hong Kong. We have also established an insignificant wholly foreign-owned enterprise (“WFOE”) in Mainland China, which is the only entity in our corporate structure that is incorporated in Mainland China. We currently do not have, nor do we have any plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

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

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

Although we currently do not have operations in Mainland China, should we expand our operations in Mainland China in the future, we could face legal and operational risks associated with such expansion and operations in Mainland China. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as Shenyang, to conduct its business. Therefore, our investors face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect Garden Stage and its affiliated entities’ business and results of operations. For example, Garden Stage faces risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of Shenyang, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our subsidiaries’ operations and the value of our ordinary shares, significantly limit or completely hinder our ability and the ability of any holder of our Class A Ordinary Shares or other securities of Garden Stage to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. In particular, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact our ability to conduct business through Shenyang, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in Hong Kong and Mainland China – The PRC government may intervene or influence the Mainland China, as well as Hong Kong, operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.” on page 30 of this Annual Report, and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in Hong Kong and Mainland China – The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.” on page 35 of this Annual Report.

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

Our Operating Subsidiaries may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business or operations, given that (i) our Operating Subsidiaries that we conduct business operations through are incorporated in Hong Kong (ii) we have only one insignificant subsidiary in Mainland China with no direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiaries in Hong Kong will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries through which we conduct operations are incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries has collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiaries has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. We believe that our subsidiary in Mainland China will not be deemed to be an “Operator” required to file for cybersecurity review for any offering in the United States, because we do not conduct any operations through such subsidiary. Therefore, we are not covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, although we do have a subsidiary in Mainland China, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this annual report, we will not be required to submit an application to the CSRC for its approval of our IPO and the continued listing and trading of our Class A Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

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

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, although we have a subsidiary in Mainland China, we have no operations in Mainland China. Our Operating Subsidiaries are located in, and operate in, Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

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

As of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing and/or offerings conducted by Hong Kong-based companies are subject to this regulation; (ii) our Operating Subsidiaries are established and operates in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC; and (iii) although we have one subsidiary in Mainland China, we do not conduct any operations through such subsidiary. Garden Stage and its Operating Subsidiaries are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

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

As of the date of this annual report, we are in compliance with the MPFSO.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
17 Uno Limited	British Virgin Islands
China Union Financial Holding Limited	British Virgin Islands
I Win Holdings Limited	Hong Kong
I Win Securities Limited	Hong Kong
I Win Asset Management Limited	Hong Kong
I Win Consulting Limited	Hong Kong
Mental Form (BVI) Limited	British Virgin Islands
Mental Form (HK) Limited	Hong Kong
Shenyang Mental Aether Technology Company Limited	PRC

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

Additionally, through Mental Form (HK) Limited, we hold 18 trademarks and 18 patents in Mainland China relating to the anticipated business vertical of the manufacture and sale of humanoid robots.

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

Overview

We, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of advisory services, due diligence services, introducing and referral services, investment management services, securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. Our business is carried out through our wholly owned Operating Subsidiaries: a) I Win Holding Limited, which provides consultancy services for which no specific license is required; b) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, c) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong, and d) I Win Consulting Limited, which provides consultancy services which no specific license is required. I Win Securities Limited is also a participant of the SEHK and HKSCC and holds one trading right with SEHK. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to our customers.

The following discussion and analysis of our financial condition and results of operations is prepared based on the financial data which is derived from our consolidated financial statements for the years ended March 31, 2026, 2025 and 2024, included in this annual report.

Our revenues were US$7,278,837, US$5,466,243 and US$1,408,469 for the years ended March 31, 2026, 2025 and 2024, respectively. We recorded net loss of US$13,838,227, US$4,317,642 and US$4,589,478 for the years ended March 31, 2026, 2025 and 2024, respectively. We plan to keep our business growing by strengthening our advisory services, handling income, introduction and referral services, investment management services, securities brokerage, underwriting and placement services and continue to source potential customers for our asset management business and margin financing services. Additionally, during the year ended March 31, 2026, we established a wholly foreign owned enterprise, Shenyang Mental Aether Technology Company Limited in the People’s Republic of China (“PRC”) and acquired 100% of the equity interests in Mental Form (BVI) Limited (“MFBVI”) and its subsidiary. These initiatives are intended to support our planned production activities and sale of robots to third party customers. As of March 31, 2026, we had not yet commenced production or sales activities under our operations and subsequently such activities commenced in April 2026.

Recent Development

On March 6, 2026, we effected a 200-for-1 reverse share split of our ordinary shares. All share and per share amounts presented in this Item 5 have been retroactively adjusted to reflect the reverse share split.

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

Our ability to effectively improve technology infrastructure

Our technology infrastructure capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to develop new features and services for our users and customers. We upgraded our portfolio management system and trading system to further streamline the efficiency, convenience, and comprehensiveness of our trading system and provide our customers with a user-friendly interface to ensure that they can securely manage their wealth portfolios with ease. Furthermore, with our ongoing objective to remain competitive and to facilitate the expansion of service offering, we (i) subscribed to a new integrated system comprising both portfolio management and risk management functions, including but not limited to features such as managing security, redundancy, disaster recovery and database administration as well as providing market data (such as corporate actions, massive correlation, dividend tables, and volatility datasets); (ii) subscribed to a new customer relationship management system with the aim of enhancing customer satisfaction; (iii) subscribed to a new business continuity planning service (which includes data management and cloud storage archiving) and co-location service as a back-up workplace in case there is any disruption to our office; and (iv) subscribed to market information and data to enhance our analytical and research capabilities to support our asset management and underwriting and placement services. Subsequent to our initial public offering on December 1, 2023, we have been subscribing to various IT solutions for the upgrade and improvement of our technology infrastructure. However, there is no assurance that the upgrade or improvement will be error-free, which may, in turn, affect our business plan, competitiveness, and results of operations. Our technology infrastructure capabilities will continue to play a critical role in driving our results of operations.

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

Impact of Russia’s Invasion of Ukraine, Israel-Hamas War, Israel-United States-Iran War and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022 and an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since 7 October 2023. In 2026, tensions between Israel and Iran escalated into another direct military conflict. Israel, United States, and Iran commenced a series of attacks and counterattacks. The extent and duration of the military actions, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia, Ukraine and the Middle-East; (ii) our assets are held through subsidiaries and parent company in jurisdictions such as Hong Kong and PRC, which we do not expect these geopolitical events to have a material impact on our assets or financial position; (iii) our financial service industry has been less dependent on oil, natural resources or global supply chain which have been disrupted by these military actions; and (iv) we actively monitor our investment portfolio to manage exposure to market volatility, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East.

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

	For the Years Ended March 31,
	2026		2025		2024
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advisory fees	$392,559	5.4	$10,624	0.2	$420,918	29.9
Brokerage commissions	974,361	13.4	302,366	5.5	391,060	27.8
Brokerage commissions-related parties	5,900	0.1	26,880	0.5	7,119	0.5
Due diligence service fees	-	-	79,543	1.5	-	-
Handling income	1,308,731	18.0	127,745	2.3	125,736	8.9
Handling income-related parties	91	-	-	-	2,130	0.2
Introducing and referral income	2,404,433	33.0	4,681,683	85.7	264,941	18.8
Investment management fee income	377,399	5.2	60,012	1.1	-	-
Investment management fee income-related party	117,702	1.6	-	-	-	-
Underwriting and placement income	1,442,673	19.8	114,091	2.1	152,638	10.8
Interest income and others	253,818	3.5	61,019	1.1	42,489	3.0
Interest income and others-related parties	1,170	-	2,280	-	1,438	0.1
Total revenues	$7,278,837	100.0	$5,466,243	100.0	$1,408,469	100.0

Advisory fees

We derive the majority of our advisory fees by rendering investment research and financial-related advisory services to our customers in return for a fixed charge identified in the contracts. The fee structures are negotiated on a case by case basis and vary depending on the type of customer and nature of services rendered. Advisory fees accounted for 5.4%, 0.2% and 29.9%, of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. The following tables present the key operating data for brokerage commissions for the periods presented:

	For the Year Ended March 31, 2026
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$215,914	$1,552	$217,466
exchanges in the United States	758,447	4,348	762,795
	$974,361	$5,900	$980,261

Trading volumes related to
exchange in Hong Kong	$142,486,163	$2,302,044	$144,788,207
exchanges in the United States	85,196,272	7,319,941	92,516,213
	$227,682,435	$9,621,985	$237,304,420

Weighted average commission rates related to(1)
exchange in Hong Kong	0.15%	0.07%	0.15%
exchanges in the United States	0.89%	0.06%	0.82%

Number of active accounts related to(2)
exchange in Hong Kong	246	7	253
exchanges in the United States	90	3	93

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$265,591	$5,098	$270,689
exchanges in the United States	36,775	21,782	58,557
	$302,366	$26,880	$329,246

Trading volumes related to
exchange in Hong Kong	$106,649,541	$8,245,625	$114,895,166
exchanges in the United States	19,485,266	37,901,751	57,387,017
	$126,134,807	$46,147,376	$172,282,183

Weighted average commission rates related to(1)
exchange in Hong Kong	0.25%	0.06%	0.24%
exchanges in the United States	0.19%	0.06%	0.10%

Number of active accounts related to(2)
exchange in Hong Kong	278	2	280
exchanges in the United States	32	3	35

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$371,930	3,998	$375,928
exchanges in the United States	19,130	3,121	22,251
	$391,060	7,119	$398,179

Trading volumes related to
exchange in Hong Kong	$103,009,416	4,890,207	$107,899,623
exchanges in the United States	7,376,900	6,087,827	13,464,727
	$110,386,316	10,978,034	$121,364,350

Weighted average commission rates related to(1)
exchange in Hong Kong	0.36%	0.08%	0.35%
exchanges in the United States	0.26%	0.05%	0.17%

Number of active accounts related to(2)
exchange in Hong Kong	229	4	233
exchanges in the United States	169	3	172

(1)	Weighted average commission rates are derived from our brokerage commission based on the related trading volume.
(2)	Active accounts are those accounts recorded at least one trading activity, for purchase and/or sale of securities, during the related years.

When a customer executes a securities trading transaction with us, brokerage commission is recognized upon the completion of the transaction. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. For the years ended March 31, 2026, 2025 and 2024, commissions from securities brokerage represented approximately 13.5%, 6.0% and 28.3% respectively, of our total revenues for the respective years.

Due diligence service fees

We introduced a new due diligence service during the year ended March 31, 2025. We engage in distinct due diligence service agreement with our customers to provide them with due diligence report in return for a one-time fixed due diligence service fee. Due diligence service fees accounted for nil, 1.5% and nil of our total revenues for the year ended March 31, 2026, 2025 and 2024, respectively.

Handling income

Handling income consisted of the followings:

	For the Year Ended March 31, 2026
	Third parties	Related parties	Total
Handling income on
custodian services	$1,305,085	$-	$1,305,085
dividend collection	3,646	91	3,737
Total handling income	$1,308,731	$91	$1,308,822

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Handling income on
custodian services	$77,158	$-	$77,158
dividend collection	50,587	-	50,587
Total handling income	$127,745	$-	$127,745

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Handling income on
custodian services	$108,218	$2,078	$110,296
dividend collection	17,518	52	17,570
Total handling income	$125,736	$2,130	$127,866

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

Handling income accounted for 18.0%, 2.3% and 9.1%, of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Introducing and referral income

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income structured as a fixed lump sum or monthly fee basis, with amounts contractually determined based on the nature and scope of the referral arrangement, as identified in the contract. Introducing and referral income accounted for 33.0%, 85.7% and 18.8% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Investment management fee income

We provide investment management services by acting as investment manager for our customers in return for investment management fee income. The following tables present key operating data for investment management fee income for the periods ended indicated:

	For the Years Ended March 31,
	2026		2025		2024
	Average net asset values of the funds/ subscription amount	Revenues	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues
Third party
Avia Investment SPC (1)	$10,871,498	$184,477	$8,622,381	$60,012	$-	$-
Avia Investment SPC (2)	$12,661,878	192,922	$-	-	$-	-
		377,399		60,012		-
Related party
I Win Growth SPC – Fund 2 SP (3)	$8,342,008	117,702	$-	-	$-	-
Total investment management fee income		$495,101		$60,012		$-

(1)	This income represented a management fee charged at 1.2% to 2.0% per annum of the net asset values of the fund we managed.
(2)	This income represented a management fee charged at 1.5% of the subscription amount for the shares issued by the fund.
(3)	This income represented a management fee charged at 2.5% of the subscription amount for the shares issued by the fund.

We charge the customers a fee for the investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. Investment management fee income accounted for 6.8%, 1.1% and nil, of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Underwriting and placement income

We provide underwriting and placement services to customers by acting as an underwriter, global coordinator, bookrunner, or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. The following tables present key operating data for underwriting and placement income for the years indicated:

	For the Year Ended March 31, 2026
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$968,966	$-	$968,966
bonds and other instruments(1)	-	-	473,707
	$968,966	$-	$1,442,673

Number of projects related to
equity shares	6	-	6
bonds and other instruments(1)	-	-	1
	6	-	7

Relevant amounts related to(2)
equity shares	$112,102,289	$-	$112,102,289
bonds and other instruments(1)	$-	$-	$9,930,962

Weighted average fee rates related to(3)
equity shares	0.86%	-	0.86%
bonds and other instruments(1)	-	-	4.77%

	For the Year Ended March 31, 2025
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$114,091	$-	$114,091

Number of projects related to
equity shares	5	-	5

Relevant amounts related to(2)
equity shares	$10,443,458	$-	$10,443,458

Weighted average fee rates related to(3)	1.09%	-	1.09%
equity shares

	For the Year Ended March 31, 2024
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$109,316	$-	$109,316
bonds and other instruments(1)	-	-	43,322
	$109,316	$-	$152,638

Number of projects related to
equity shares	7	-	7
bonds and other instruments(1)	-	-	1
	7	-	8

Relevant amounts related to(2)
equity shares	$5,172,364	$-	$5,172,364
bonds and other instruments(1)	$-	$-	$4,332,183

Weighted average fee rates related to(3)
equity shares	2.11%	-	2.11%
bonds and other instruments(1)	-	-	1.00%

(1)	Bonds and other instruments were not listed in a specific exchange whereas the issuers of the bonds and other instruments were all located in Hong Kong.
(2)	Relevant amounts represent the higher of the committed underwriting amounts and actual placement amounts based on which our income is calculated or referenced.
(3)	Weighted average fee rates are derived from our underwriting and placement income based on the related relevant amounts.

We charge an underwriting and placement income based on certain percentage of the funds committed or raised in the transaction, either initial public offerings or other fundraising or placement activities. The fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. Underwriting and placement income accounted for 19.8%, 2.1% and 10.8% of total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Interest income and others

Interest income and others primarily consists of interests earned on bank deposits, customers’ overdue and gains on disposal of investment in equity securities, which are not within the scope ASC 606.

	For the Year Ended March 31, 2026
	Third parties	Related parties	Total
Interests on bank deposits	$34,766	$-	$34,766
Interests on customers’ overdue	200,361	1,170	201,531
Gains on disposal of investment in equity securities	14,107	-	14,107
Sundry income	4,584	-	4,584
Total interest income and others	$253,818	$1,170	$254,988

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Interests on bank deposits	$903	$-	$903
Interests on customers’ overdue	54,911	2,280	57,191
Sundry income	5,205	-	5,205
Total interest income and others	$61,019	$2,280	$63,299

	For the Year Ended March 31, 2024
	Third parties	Related parties	Total
Interests on bank deposits	$1,830	-	$1,830
Interests on customers’ overdue	35,400	1,438	36,838
Sundry income	5,259	-	5,259
Total interest income and others	$42,489	1,438	$43,927

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

Gains on disposal of investment in equity securities is recognized upon disposal of the investment in equity securities. This represents the value gains between the sales proceed on disposal and the cost of the investment in equity securities.

For the years ended March 31, 2026, 2025 and 2024, interest income and others accounted for 3.5%, 1.1% and 3.1% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the Years Ended March 31,
	2026		2025		2024
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Expenses:
Allowance for expected credit losses	$36,846	0.5	$98,022	1.8	$7,668	0.5
Amortization of intangible assets	1,015,553	13.9	-	-	-	-
Brokerage, clearing and exchange fees	3,976,506	54.6	1,427,997	26.2	69,735	4.9
Brokerage, clearing and exchange fees-related parties	130,540	1.8	-	-	-	-
Communications and technology	2,694,539	37.0	1,817,001	33.2	437,700	31.1
Compensation and benefits	3,988,025	54.8	3,719,689	68.0	3,286,834	233.3
Depreciation	107,940	1.5	58,762	1.1	9,421	0.7
Fair value loss on equity securities investments	11,139	0.2	-	-	-	-
Loss on disposal of property and equipment	-	-	15,319	0.3	-	-
Occupancy costs	149,913	2.1	169,866	3.1	95,416	6.8
Professional fees	5,848,508	80.3	770,898	14.1	377,275	26.8
Travel and business development	3,006,840	41.3	1,514,960	27.7	1,611,485	114.4
Other administrative expenses	173,500	2.4	148,137	2.7	89,054	6.4
Total expenses	$21,139,849	290.4	$9,740,651	178.2	$5,984,588	424.9

Allowance for expected credit losses

Allowance for expected credit losses represent the movement of provision for expected credit loss. We measured provision for expected credit losses on receivables from customers, amounts due from related party and other assets using the current expected credit loss model under ASC 326, starting from April 1, 2023. The allowance for credit losses accounted for 0.5%, 1.8% and 0.5% of our total revenue for the years ended March 31, 2026, 2025 and 2024, respectively.

Amortization of intangible assets

Amortization of intangible assets arises from the amortization of our intellectual properties, including copyrights, patents and related contractual rights and trademarks acquired through the acquisition of subsidiary, which was accounted for an asset acquisition. Amortization accounted for 13.9%, nil and nil of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers, designated advisors and clearing organizations on advisory services, securities brokerage services, handling services, introducing and referral services, investment management services and underwriting and placement services which are expensed as incurred. Brokerage, clearing and exchange fees accounted for 56.4%, 26.2% and 4.9% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Communications and technology

Communications and technology expenses mainly represent fees paid for outsourced trading solution support services. Communications and technology expenses also include routine IT services and supplies incurred for our day to day administrative work. Communications and technology expenses accounted for 37.0%, 33.2% and 31.1% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Compensation and benefits

Compensation and benefits represent the share based compensation expenses, together with salaries, commissions, bonus and contributions to the retirement benefit scheme. Compensation and benefits expenses accounted for 54.8%, 68.0% and 233.3% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, and leasehold improvements. Depreciation accounted for 1.5%, 1.1% and 0.7% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Fair value loss on equity securities investments

Fair value loss on equity securities investments represents the unrealized loss from the re-measurement of the equity securities investment at the year end. Fair value loss on equity securities investment accounted for 0.2%, nil and nil of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Loss on disposal of property and equipment

Loss on disposal of property and equipment represent the difference between the sales proceeds and the asset’s carrying amount for the disposal of leasehold improvements associated with our old office. Loss on disposal of property and equipment accounted for nil, 0.3% and nil of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Occupancy costs

Occupancy costs are the rental expenses we incurred on the lease of our office premises, which accounted for 2.1%, 3.1% and 6.8% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. In addition, for the year ended March 31, 2026, it includes share based awards granted to five nonemployee consultants in exchange for business review and development services to be provided over a 12-month period. Professional fees accounted for 80.3%, 14.1% and 26.8% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Travel and business development

Travel and business development expenses include public relations and marketing expenditures, overseas and local travel, and other expenses incurred for the development of our business and expansion of our network. Travel and business development accounted for 41.3%, 27.7% and 114.4% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

Other administrative expenses

Other administrative expenses mainly consist of bank charges, company insurance fees and office expenses. Other administrative expenses accounted for 2.4%, 2.7% and 6.4% of our total revenues for the years ended March 31, 2026, 2025 and 2024.

Income Tax

Our subsidiaries operating in Hong Kong are subjected to Hong Kong Profits Tax. For the years ended March 31, 2026, 2025 and 2024, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2,000,000 (equivalent to US$256,283) and 16.5% on any assessable profits in excess of HK$2,000,000 (equivalent to US$256,283). For connected entities, as is the case of our Hong Kong subsidiaries, I Win Securities Limited, I Win Asset Management Limited, I Win Holdings Limited, I Win Consulting Limited and Mental Form (HK) Limited, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entity will be subject to tax rate of 16.5% on all our assessable profits, if any. For the years ended March 31, 2026, 2025 and 2024, income tax accounted for 0.3%, 0.8% and 0.9% of our total revenues, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

	For the Years Ended March 31,
	2026		2025		Variance
	US$	% of total revenues	US$	% of total revenues	Amount	%
Revenues:
Advisory fees	392,559	5.4	10,624	0.2	381,935	3,595.0
Brokerage commissions	974,361	13.4	302,366	5.5	671,995	222.2
Brokerage commissions-related parties	5,900	0.1	26,880	0.5	(20,980)	(78.1)
Due diligence service fees	-	-	79,543	1.5	(79,543)	(100.0)
Handling income	1,308,731	18.0	127,745	2.3	1,180,986	924.5
Handling income-related parties	91	-	-	-	91	100.0
Introducing and referral income	2,404,433	33.0	4,681,683	85.7	(2,277,250)	(48.6)
Investment management fee income	377,399	5.2	60,012	1.1	435,089	725.0
Investment management fee income-related party	117,702	1.6	-	-	-	-
Underwriting and placement income	1,442,673	19.8	114,091	2.1	1,328,582	1,164.5
Interest income and others	253,818	3.5	61,019	1.1	192,799	316.0
Interest income and others-related parties	1,170	-	2,280	-	(1,110)	(48.7)
Total revenues	7,278,837	100.0	5,466,243	100.0	1,812,594	33.2

Expenses:
Allowance for expected credit losses	(36,846)	0.5	(98,022)	1.8	(61,176)	(62.4)
Amortization of intangible assets	(1,015,553)	13.9	-	-	1,015,553	100.0
Brokerage, clearing and exchange fees	(3,976,506)	54.6	(1,427,997)	26.2	2,548,509	178.5
Brokerage, clearing and exchange fees-related parties	(130,540)	1.8	-	-	130,540	100.0
Communications and technology	(2,694,539)	37.0	(1,817,001)	33.2	877,538	48.3
Compensation and benefits	(3,988,025)	54.8	(3,719,689)	68.0	268,336	7.2
Depreciation	(107,940)	1.5	(58,762)	1.1	49,178	83.7
Fair value loss on securities investment	(11,139)	0.2	-	-	11,139	100.0
Loss on disposal of property and equipment	-	-	(15,319)	0.3	(15,319)	(100.0)
Occupancy costs	(149,913)	2.1	(169,866)	3.1	(19,953)	(11.7)
Professional fees	(5,848,508)	80.3	(770,898)	14.1	5,077,610	658.7
Travel and business development	(3,006,840)	41.3	(1,514,960)	27.7	1,491,880	98.5
Other administrative expenses	(173,500)	2.4	(148,137)	2.7	25,363	17.1
Total expenses	(21,139,849)	290.4	(9,740,651)	178.2	11,399,198	117.0

Loss before income taxes	(13,861,012)	190.4	(4,274,408)	78.2	(9,586,604)	(224.3)
Income tax benefits (expenses)	22,785	0.3	(43,234)	0.8	(66,019)	(152.7)
Net loss	(13,838,227)	190.1	(4,317,642)	79.0	(9,520,585)	(220.5)

Revenues

Total revenues increased by 33.2% from US$5,466,243 for the year ended March 31, 2025 to US$7,278,837 for the year ended March 31, 2026. The increase was primarily due to a significant increase in our advisory fees, brokerage commissions, handling income, investment management fee income and underwriting and placement income, which were partially offset by a decrease in our due diligence services fees and introducing and referral income.

Advisory fees – Advisory fees increased significantly by 3,595.0% from US$10,624 for the year ended March 31, 2025 to US$392,559 for the year ended March 31, 2026. The increase was primarily due to the commencement of four new engagements in 2026. In addition, there was one engagement which commenced in March 2025 and therefore only one month of the advisory fees was recognized for the year ended March 31, 2025, while full year of engagement was involved for the year ended March 31, 2026.

Brokerage commissions – Brokerage commissions increased by 197.7% from US$329,246 for the year ended March 31, 2025 to US$980,261 for the year ended March 31, 2026. This increase was primarily attributed to an increase in the weighted average brokerage commissions related to exchanges in the United States during the year ended March 31, 2026. Brokerage commissions related to exchanges in the United States increased by US$704,238 from US$58,557 for the year ended March 31, 2025 to US$762,795 for the year ended March 31, 2026. The number of active accounts increased from 35 for the year ended March 31, 2025 to 93 for the year ended March 31, 2026, and trading volumes of our securities brokerage activities related to exchanges in the United States increased from US$57,387,017 for the year ended March 31, 2025 to US$92,516,213 for the year ended March 31, 2026, the weighted average commission rates related to exchanges in the United States increased significantly from 0.10% to 0.82%. The increase was attributable to our minimum charge of US$7 per transaction for the securities brokerage activities in the secondary market related to exchanges in the United States, coupled with a higher volume of small-value transactions incurred during the year ended March 31, 2026. This increment in commission rate led to an overall increase in brokerage commissions from the exchanges in the United States.

Meanwhile, brokerage commissions related to exchange in Hong Kong decreased to US$217,466 for the year ended March 31, 2026 from US$270,689 for the year ended March 31, 2025. Despite the trading volumes related to exchange in Hong Kong increased from US$114,895,166 for the year ended March 31, 2025 to US$144,788,207 for the year ended March 31, 2026, the number of active account and weighted average commission rates decreased from 280 and 0.24%, respectively for the year ended March 31, 2025 to 253 and 0.15%, respectively for the year ended March 31, 2026. The decrease in weighted average commission rates was because we were engaged in less securities brokerage activities in the primary market in which we normally charged a higher commission rate when compared to the secondary market. However, the increased participation in the United States market outweigh the decrease in the Hong Kong market, resulting in an overall increase in brokerage commissions for the year ended March 31, 2026.

Due diligence service fees – Due diligence service fees decreased from US$79,543 for the year ended March 31, 2025, to nil for the year ended March 31, 2026. This was primarily because we were not engaged in any due diligence services during the year ended March 31, 2026 and we onboarded four due diligence projects during the year ended March 31, 2025.

Handling income – Handling income increased significantly from US$127,745 for the year ended March 31, 2025 to US$1,308,822 for the year ended March 31, 2026. The increase was mainly due to our increased involvement in handling transactions involving the transfer of physical shares held by customers to exchanges in Hong Kong and the United States for custodian services in 2026. Handling income on transfer of physical shares increased from US$69,996 for the year ended March 31, 2025 to US$1,246,445 for the year ended March 31, 2026.

Introducing and referral income – Introducing and referral income decreased significantly by 48.6%, from US$4,681,683 for the year ended March 31, 2025, to US$2,404,433 for the year ended March 31, 2026. This decrease was primarily due to a one-off introducing and referring income received from a new customer in 2025 amounting to US$2,925,128 which did not recur in 2026. Such income contributed approximately 62.5% of the total introducing and referral income during the year ended March 31, 2025. The decrease was partially offset by the introducing and referral income generated from the successful acquisition of new customers and the retention of existing customers in 2026.

Investment management fee income – Investment management fee income increased from US$60,012 for the year ended March 31, 2025 to US$495,101 for the year ended March 31, 2026. The increase was primarily due to the management fee income generated from the fund managed by us starting from September 2024 increased from 1.2% to 2% per annum of the fund’s net asset values since November 2025. We also received an extra management fee income charged at 1.5% of the subscription amount for the shares issued by the fund. Additionally, we successfully onboarded a new engagement to manage a fund in September 2025. The income from this fund represented a management fee charged at 2.5% of the subscription amount for the shares issued by the fund.

Underwriting and placement income – Underwriting and placement income increased significantly by 1,164.5% from US$114,091 for the year ended March 31, 2025 to US$1,442,673 for the year ended March 31, 2026, primarily due to increase underwriting and placement engagements during the year ended March 31, 2026. Specifically, we were involved in 6 underwriting and placement projects among equity shares and 1 project among bonds and other instruments, compared to 5 projects among equity shares and no project among bonds and other instruments during the year ended March 31, 2025. The placement project among bonds and other instruments accounted for approximately 32.8% of the overall underwriting and placement income for the year ended March 31, 2026. It generated a high weighted average fee rate of 4.77%, which was significantly higher than the fee rates for equity underwriting and placement projects at 0.86% and therefore the overall underwriting and placement income increased significantly. As of March 31, 2026, all related projects were completed with no outstanding obligations.

Interest income and others – Interest income and others increased from US$63,299 for the year ended March 31, 2025 to US$254,988 for the year ended March 31, 2026. The increase was primarily due to a rise in interest from customers on overdue receivables arising from brokerage transactions, from US$57,191 for the year ended March 31, 2025 to US$201,531 for the year ended March 31, 2026.

Following the issuance of shares during the year ended March 31, 2026, higher average cash balances was placed in banks and there was a rise in interests from bank deposits from US$903 for the year ended March 31, 2025 to US$34,766 for the year ended March 31, 2026.

Additionally, we invested in equity securities during the year ended March 31, 2026 and recognized a gain of $14,107 upon their disposal, which no such activities were undertaken during the year ended March 31, 2025.

Expenses

Allowance for expected credit losses - Allowance for expected credit losses decreased from US$98,022 for the year ended March 31, 2025 to US$36,846 for the year ended March 31, 2026. This decrease was primarily driven by the decrease in expected credit loss rate on receivables from customers from 0.96% for the year ended March 31, 2025 to 0.89% for the year ended March 31, 2026, reflecting changes in credit risk and prevailing economic conditions.

Amortization of intangible assets – Amortization of intangible assets increased from nil for the year ended March 31, 2025 to US$1,015,553 for the year ended March 31, 2026, which was a result of intellectual properties acquired in an asset acquisition in November 2025. Intellectual properties are amortized on a straight-line basis over their expected useful lives, which we have assessed with reference to, among other factors, the external valuation report and the period over which the assets are expected to contribute directly or indirectly to our future cash flows.

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees increased by US$2,679,049, or 187.6%, from US$1,427,997 for the year ended March 31, 2025 to US$4,107,046 for the year ended March 31, 2026. The increase was primarily attributable to higher transaction-related activities supporting our revenue streams, including advisory fee income, brokerage commissions, handling income, introducing and referral income, investment management fee income, and underwriting and placement income. More specifically, amounts recorded under this expense line item in respect of advisory fee income increased from nil for the year ended March 31, 2025 to US$93,672 for the year ended March 31, 2026. Amounts relating to brokerage commission income increased from US$49,080 for the year ended March 31, 2025 to US$475,308 for the year ended March 31, 2026. Amounts relating to handling income increased from US$39,324 for the year ended March 31, 2025 to US$887,831 for the year ended March 31, 2026. Amounts relating to investment management fee income increased from nil for the year ended March 31, 2025 to US$145,501 for the year ended March 31, 2026. Amounts relating to underwriting and placement income increased from nil for the year ended March 31, 2025 to US$835,611 for the year ended March 31, 2026. In addition, although our introducing and referral income decreased significantly for the year ended March 31, 2026 due to a one-off income received from a customer in 2025 that did not recur this year, the related transaction costs recorded under brokerage, clearing and exchange fees increased from US$1,339,593 for the year ended March 31, 2025 to US$1,669,124 for the year ended March 31, 2026, primarily due to increased transaction volume generated by the remaining customers.

Communications and technology – Communications and technology expenses increased by 48.3% from US$1,817,001 for the year ended March 31, 2025 to US$2,694,539 for the year ended March 31, 2026. The increase was mainly due to our effort to enhance operational efficiency through subscriptions to financial community networks and advanced IT operation systems, which aided in streamlining our daily operations. In addition, we subscribed to an application with advanced machine learning and data analysis techniques to assist us in delivering more accurate and reliable trading recommendations in January 2025 for a one-year term. As a result, such expenses recognized for only three months for the year ended March 31, 2025, compared to nine months for the year ended March 31, 2026.

Compensation and benefits – Compensation and benefits expenses increased by 7.2% from US$3,719,689 for the year ended March 31, 2025 to US$3,988,025 for the year ended March 31, 2026. This increase was primarily due to the appointment of executive director in October 2025 and a signing bonus of US$297,929 incurred in connection with the appointment, which resulted in higher staff compensation expenses for the year ended March 31, 2026.

Depreciation – Depreciation expenses increased by 83.7% from US$58,762 for the year ended March 31, 2025 to US$107,940 for the year ended March 31, 2026 due to additions of property and equipment related to our office.

Fair value loss on equity securities investments – Fair value loss on equity securities investments for the year ended March 31, 2026 was US$11,139, compared to nil for the year ended March 31, 2025. The increase was due to the decline in fair value of equity securities acquired during the year ended March 31, 2026 while no such investments made during the year ended March 31, 2025.

Loss on disposal of property and equipment - Loss on disposal of property and equipment for the year ended March 31, 2025 was US$15,319, compared to nil for the year ended March 31, 2026. The decrease was due to the derecognition of leasehold improvements associated with the old office during the year ended March 31, 2025 while no such expenses were incurred during the year ended March 31, 2026.

Occupancy costs – Occupancy costs decreased by 11.7% from US$169,866 for the year ended March 31, 2025 to US$149,913 for the year ended March 31, 2026, primarily due to the absence of a short term rent paid before we relocated to new office for the year ended March 31, 2025.

Professional fees – Professional fees increased significantly from US$770,898 for the year ended March 31, 2025 to US$5,848,508 for the year ended March 31, 2026. The increase in professional fees was primarily due to the professional services incurred related to (i) consultant compensation for the share based payment granted in June 2025 amounting to US$3,670,996; (ii) operating support services for the fund we managed during the year ended March 31, 2026 amounting to US$291,209; and (iii) finder service for acquisition of assets amounting to US$1,192,438 which was not incurred in the prior year.

Travel and business development – Travel and business development expenses increased by 98.5% from US$1,514,960 for the year ended March 31, 2025 to US$3,006,840 for the year ended March 31, 2026. The increase was mainly due to (i) an investment in marketing and branding services for enhancing our brand visibility and supporting our expansion into Southeast Asia markets of US$367,446; (ii) we started an investor relations consulting agreement in January 2025 for a one-year term. As a result, such expenses recognized for only three months for the year ended March 31, 2025 amounting to US$128,295, compared to nine months for the year ended March 31, 2026 amounting to US$384,424; (iii) consultant services for our business development amounting to US$183,981; (iv) our new subsidiary, Mental Form (HK) Limited (“MFHK”) incurred exhibition expenses of US$330,123 as part of our marketing and promotional initiatives; and (v) an increase of travel and entertainment expenses amounting to US$355,631 for travelling costs and establishing potential customer network with business development.

Other administrative expenses – Other administrative expenses increased from US$148,137 for the year ended March 31, 2025 to US$173,500 for the year ended March 31, 2026, primarily due to an increase in license fees paid for our licensed individuals performing Type 1, Type 4, and Type 9 regulated activities in Hong Kong of US$10,183.

Loss before income taxes

We recorded a loss before income taxes of US$13,861,012 for the year ended March 31, 2026, compared to US$4,274,408 for the year ended March 31, 2025. Although we experienced significant revenue growth, our profitability continued to be impacted by increased expenditures. The rise in expenses was mainly attributable to (i) amortization of intangible assets, (ii) elevated marketing and public relations costs aimed at enhancing operational efficiency and brand visibility, (iii) higher brokerage, clearing and exchange fees driven by increased transactions associated with advisory fees, brokerage commissions, handling income, introducing and referral income, investment management fee income and underwriting and placement income; and (iv) higher professional fees incurred for the share based payment to consultants granted in June 2025. These factors collectively contributed to our loss before income taxes for the year ended March 31, 2026.

Income tax benefits (expenses)

Income tax benefits changed from income tax expenses of US$43,234 for the year ended March 31, 2025 to income tax benefits of US$22,785 for the year ended March 31, 2026. The effective tax rate changed from an income tax expense rate of 1.0% for the year ended March 31, 2025 to an income tax benefit rate of 0.1% for the year ended March 31, 2026. Although we recorded a loss before income taxes of US$13,861,012 for the year ended March 31, 2026, the resulting tax benefit was substantially offset because a significant portion of the accounting loss did not give rise to recognized tax benefits. This primarily reflected expenses and losses that were not deductible or not expected to be utilized for tax purposes, including amortization of acquired intangible assets, consultant share-based payments and expenses incurred by entities that did not conduct substantive revenue-generating operations during the year. In addition, we recorded a valuation allowance against deferred tax assets to the extent that realization was not considered more-likely-than-not. As a result, we recorded only a small income tax benefit for the year ended March 31, 2026, despite the substantial loss before income taxes.

Net loss

As a result of the foregoing factors, net loss increased by 220.5% from US$4,317,642 for the year ended March 31, 2025 to US$13,838,227 for the year ended March 31, 2026.

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

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees increased from US$69,735 for the year ended March 31, 2024 to US$1,427,997 for the year ended March 31, 2025. The increase was primarily attributable to higher transaction-related activities supporting our revenue streams, including brokerage commissions, handling income and introducing and referral income. More specifically, amounts recorded under this expense line item in respect of brokerage commissions increased from US$44,788 for year ended March 31, 2024 to US$49,080 for the year ended March 31, 2025. Amounts relating to handling income increased from nil for the year ended March 31, 2024 to US$39,324 for the year ended March 31, 2025. In addition, amounts relating to introducing and referral income increased from US$24,947 for year ended March 31, 2024 to US$1,339,593 for the year ended March 31, 2025. The increase reflected a substantial payment to a third party as referral fee for the year ended March 31, 2025.

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

Income tax expenses

Income tax expense increased from US$13,359 for the year ended March 31, 2024, to US$43,234 for the year ended March 31, 2025. The increase was primarily driven by higher assessable profits resulting from the growth in revenue during the year ended March 31, 2025. Our effective tax rate changed from 0.2% charged for the year ended March 31, 2024, to 1.0% charged for the year ended March 31, 2025. The change was primarily attributable to an increase in tax losses not expected to be utilized, which reduced the recognized tax benefit in for the year ended March 31, 2025 compared to the year ended March 31, 2024, reflecting a higher proportion of losses for which deferred tax assets were not recognized due to uncertainty over future taxable profits. This was partially offset by a net change in valuation allowance compared to 2024, which in the prior year included a valuation allowance adjustment that increased the tax benefit. In addition, the benefit from the two-tiered profits tax regime decreased in 2025, reflecting a lower level of income eligible for preferential tax rates. As a result, we recorded a higher effective tax rate in 2025 compared to 2024.

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

On December 1, 2023, we completed our initial public offering on the Nasdaq. In this offering, 12,500 ordinary shares were issued at an adjusted public offering price of US$800 per share. In addition, we entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 1,875 ordinary shares at the adjusted public offering price of US$800 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 1,875 ordinary shares at the adjusted public offering price of US$800 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling US$11,500,000, before deducting underwriting discounts and offering expenses.

As of March 31, 2026, we had US$17,523,381 in cash and restricted cash, all were held in Hong Kong dollars, United States dollars and Japanese Yen. Our cash and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

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

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of March 31, 2026, 2025 and 2024 the actual amounts of capital maintained.

Capital requirements as of March 31, 2026

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$382,863	$1,649,758	$1,266,895	431%
I Win Asset Management Limited(1)	12,762	78,742	65,980	617%
Total	$395,625	$1,728,500	$1,332,875	437%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2026 reflects the position as submitted in its regulatory return as of December 2025.

Capital requirements as of March 31, 2025

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$385,610	$788,187	$402,577	204%
I Win Asset Management Limited(1)	12,854	58,356	45,502	454%
Total	$398,464	$846,543	$448,079	212%

(2)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2025 reflects the position as submitted in its regulatory return as of December 2024.

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,345	$1,640,332	$1,256,987	428%
I Win Asset Management Limited(1)	12,778	72,452	59,674	567%
Total	$396,123	$1,712,784	$1,316,661	432%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2024 reflects the position as submitted in its regulatory return as of December 2023.

As of March 31, 2026, 2025 and 2024, all our Operating Subsidiaries were in compliance with their respective regulatory capital requirements. We consider ourselves having strong and adequate capital resources to carry out our operations.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended March 31, 2026, 2025 and 2024 as indicated.

	For the Years Ended March 31,
	2026	2025	2024
	US$	US$	US$
Net cash used in operating activities	(4,234,334)	(1,148,574)	(7,090,770)
Net cash used in investing activity	(6,310,193)	(218,235)	(1,448)
Net cash provided by financing activities	20,398,998	263,485	9,693,950
Effect of exchange rates on cash and restricted cash	(216,714)	50,746	19,270
Net increase (decrease) in cash and restricted cash	9,637,757	(1,052,578)	2,621,002
Cash and restricted cash, beginning of year	7,885,624	8,938,202	6,317,200
Cash and restricted cash, end of year	17,523,381	7,885,624	8,938,202

Operating activities

Net cash used in operating activities for the year ended March 31, 2026 was US$4,234,334, as compared to the net loss of US$13,838,227. The difference was primarily attributable to (i) amortization of intangible assets of US$1,015,553; (ii) share based compensation expenses of US$4,529,716; (iii) an increase of US$1,936,441 in receivables from customers and an increase of US$7,523,219 in payables to customers, which were impacted by our customers’ fund allocation preferences of placing more cash with us in the designated accounts for their securities brokerage transactions; (iv) an increase of US$5,160,856 in receivables from broker-dealers and clearing organizations and an increase of US$1,072,567 in payables to broker-dealers and clearing organizations, which were because there were more unsettled trades on trade-date basis related to exchange in Hong Kong and more cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities; (v) an increase of US$951,434 in inventories held for new business from our new subsidiary; and (vi) a decrease of US$3,327,875 in prepayments and other assets, which was attributed to the utilization of previously made advance payments for IT and marketing services delivered.

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

Investing activities

Net cash used in investing activities for the year ended March 31, 2026 was US$6,310,193. This was primarily attributable to (i) purchases of property and equipment of US$104,711; (ii) cash consideration and directly attributable transaction costs of US$5,050,000 paid in connection with the acquisition of MFBVI, comprising cash consideration of US$5,000,000 and transaction costs of US$50,000; (iii) settlement of outstanding payment obligations of US$1,127,174 assumed in respect of intellectual property arrangements entered into by MFHK prior to the Company’s acquisition of MFBVI; and (iv) net payment for acquisition of equity securities of US$28,308.

The total cost of the MFBVI asset acquisition was US$10,750,000, comprising cash consideration of US$5,000,000, the fair value of 178,125 Class A ordinary shares issued as consideration of US$5,700,000, and directly attributable transaction costs of US$50,000. The share consideration was a non-cash component of the acquisition consideration and therefore was not included in net cash used in investing activities.

The MFBVI acquisition was accounted for as an asset acquisition under ASC 805. A significant portion of the acquisition cost was allocated to finite-lived intangible assets and related contractual rights, resulting in amortization expense of US$1,015,553 for the year ended March 31, 2026. The Company will continue to evaluate these intangible assets for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Net cash used in investing activities for the years ended March 31, 2025 and 2024 was US$218,235 and US$1,448, respectively, which was fully spent on the purchase of property and equipment.

Financing activities

Net cash provided by financing activities for the year ended March 31, 2026 was US$20,398,998. This was primarily due to net proceeds from issuance of common shares of US$20,641,722, offset by repayment to financing obtained from related parties of US$242,724.

Net cash provided by financing activities for the years ended March 31, 2025 was US$263,485 solely due to financing obtained from related parties.

Net cash provided by financing activities for the year ended March 31, 2024 was US$9,693,950. This was primarily due to net proceeds from issuance of common share pursuant to IPO of US$10,133,680, offset by payment of offering costs related to IPO prior to the completion of our IPO on December 1, 2023 of US$435,835.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations, denominated in foreign currencies. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations and receivables from customers. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Hong Kong and Macau. As of March 31, 2026, US$17,521,339 were deposited with these banks. Balances maintained with banks in Hong Kong and Macau are insured under the Deposit Protection Scheme introduced by the Hong Kong Government and Macau Government for a maximum amount of HK$500,000 (equivalent to US$63,811) and MOP500,000 (equivalent to $61,945), and further increased to HK$800,000 (equivalent to US$102,097) and MOP800,000 (equivalent to $99,112) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations, receivables from customers and other assets, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities we hold on hand of these counterparts. Further, for receivables from customers related to brokerage transactions, of which under the contracts entered into between us and our customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to cover the receivable balances in case of default, we generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2026 and 2025, the balances of allowance for expected credit losses were $141,862 and $105,920, respectively.

For the years ended March 31, 2026, 2025 and 2024, most of our assets were located in Hong Kong. At the same time, we consider that we are exposed to the following concentrations of risk:

(a)	Major customers

For the year ended March 31, 2026, there were two counterparties who accounted for 10% or more of our revenues. Revenues from these counterparties for the year ended March 31, 2026 represented approximately 32% and 12% of our total revenue for that year. For the year ended March 31, 2025, there were two counterparties who accounted for 10% or more of our revenues. Revenues from these counterparties for the year ended March 31, 2025 represented approximately 54% and 31% of our total revenue for that year. For the year ended March 31, 2024, there were three counterparties who accounted for 10% or more of our revenues. Revenues from these counterparties for the year ended March 31, 2024 represented approximately 28%, 14% and 11% of our total revenue for that year.

(b)	Receivables

As of March 31, 2026, there was one counterparty whose receivable accounted for 10% or more of our total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. This receivable accounted for approximately 60% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. As of March 31, 2025, there were three counterparties whose receivables accounted for 10% or more of our total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 37%, 23% and 10% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2026, receivable from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis. As of March 31, 2025, receivables from the top counterparty represented cash deposits placed with broker-dealers.

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

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index rose by at 1.6% for the years ended March 31, 2026 and 2025, and 1.0% for the years ended March 31, 2025 and 2024. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Research and Development, Patents and Licenses, etc.

On November 3, 2025, we acquired 100% of the equity interests in MFBVI with total consideration of US$10,750,000. As part of the acquisition, we acquired certain intellectual properties registered in the PRC, including 18 copyrights and patents and 18 trademarks, which are used in connection with our business operations and support our service offerings. As of March 31, 2026, legal title to all trademarks and 8 copyrights and patents had been transferred. While legal title to the remaining 10 copyrights and patents had not yet been transferred, we had obtained enforceable contractual rights under the acquisition agreement to acquire legal title to those copyrights and patents. Based on the relative fair value allocation, the carrying amount allocated to the copyrights and patents, including those for which legal title remained pending as of March 31, 2026, was $7,497,253 and the carrying amount allocated to the trademarks was $4,551,905. The transfer of legal title to the remaining 10 copyrights and patents was completed on April 22, 2026.

Other than the activities described above, we have not historically incurred other significant expenditures on in-house research and development activities. Following the acquisition completed in November 2025, we may, from time to time, incur limited expenses, as appropriate, in connection with the integration, administration, and maintenance of the acquired intellectual properties, as well as general professional development activities, including training, industry seminars, and conferences. These activities are intended to support our understanding and effective use of the acquired intellectual properties, assist in the protection of such intellectual properties, and help ensure compliance with applicable intellectual property rights of third parties. However, such activities do not constitute a structured research and development program. We intend to continue to evaluate opportunities to seek intellectual property protection, including patent protection where appropriate, for aspects of our business processes, methodologies, and other proprietary know-how that we believe may warrant such protection.

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

As of March 31, 2026, our contractual obligations were as follows:

	Less than 1 year	Between 1-2 years	Over 3 years	Total
Contractual obligations	US$	US$	US$	US$
Operating lease commitment	81,678	-	-	81,678

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

Trend Information

Other than as disclosed below, we are not aware of any material trends. In November 2025 we acquired MFBVI and established a wholly foreign-owned enterprise in the PRC to develop, produce and sell robots. Production and sales commenced in April 2026, subsequent to the reporting period. This represents a new and unproven line of business and an expansion of our existing operations; our future results, liquidity and capital resources may be materially affected by our ability to commercialize these activities, and by the associated capital expenditure, inventory investment, and regulatory and market risks in the PRC. In addition, amortization of the intellectual properties acquired in the transaction will continue to affect our results, with estimated future amortization of approximately US$11,037,728 over the next 10 years. We have incurred net losses in each of the last three fiscal years and expect these initiatives to require continued expenditure.

Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment and estimation than others in their application.

You should consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Acquisitions

During the year ended March 31, 2026, we completed the acquisition of MFBVI and its subsidiary. The accounting for this transaction required significant judgment in determining whether the acquired set constituted a business under ASC 805. In making this assessment, we evaluated whether the acquired set included substantive processes and an organized workforce capable of producing outputs. Based on our assessment, we concluded that the acquired set did not meet the definition of a business and accounted for the transaction as an asset acquisition. This determination affected the accounting for the transaction, including the allocation of the acquisition cost to the identifiable assets acquired and liabilities assumed and the conclusion that no goodwill was recognized.

The valuation of intangible assets acquired in the acquisition of MFBVI and its subsidiary required significant judgment and estimation by us. The valuation involved significant assumptions, including projected future cash flows and the weighted average cost of capital used as the discount rate. The projected financial information used in the valuation reflected our expectations regarding the acquired business and its future economic benefits. These assumptions are inherently uncertain and require significant judgment. Changes in these assumptions, including changes in projected operating results or the discount rate applied, could materially affect the fair value of the acquired intangible assets and the related amortization expense recognized in future periods.

Amortization of intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed as either finite or indefinite based on the nature of the intangible assets. Intangible assets with finite useful lives are amortized on a straight-line basis over their expected useful lives, while intangible assets with indefinite useful lives are not amortized but are subject to annual impairment testing.

Our intangible assets consist of (i) eligibility rights to trade on or through SEHK, and (ii) intellectual properties, including copyrights, patents and trademarks.

Eligibility rights to trade on or through SEHK

We determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are also evaluated annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Intellectual properties

Intangible assets acquired in an asset acquisition are initially recognized at cost. Where a group of assets acquired does not meet the definition of a business under ASC 805, the transaction is accounted for as an asset acquisition. The total cost of the asset acquisition, including directly attributable transaction costs, is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recognized in an asset acquisition.

Contractual rights to obtain legal title to intellectual properties are recognized as intangible assets when we obtained enforceable contractual rights in respect of the underlying intellectual properties and such rights are capable of being separately identified. Where legal title to the underlying intellectual properties has not yet been transferred as of the reporting date, the related carrying amount is presented as contractual rights to obtain legal title to intellectual properties. Upon completion of the legal title transfer, the carrying amount is reclassified to the relevant category of intellectual properties. Such reclassification does not result in the recognition of any gain or loss.

Amortization of the contractual rights and the related intellectual property assets, as applicable, commences when we have obtained control of the relevant rights and the assets are available for their intended use. An asset is considered available for its intended use when it is capable of contributing directly or indirectly to our future cash flows in the manner intended by us. Accordingly, amortization may commence before legal title to the underlying intellectual property assets has been formally transferred.

The useful lives of the intangible assets are estimated by us with reference to, among other factors, the external valuation report and the period over which the assets are expected to contribute directly or indirectly to our future cash flows. In determining the estimated useful lives, we consider all pertinent factors, including the expected use of the assets, the useful lives of other assets to which the intangible assets may relate, the legal enforceability of the underlying rights, any legal, regulatory or contractual limitations, expected technological or commercial obsolescence, market demand, competition and the level of maintenance expenditures required to obtain the expected future economic benefits.

Intangible assets with finite useful lives are amortized over the best estimate of their useful lives using a method that reflects the pattern in which the related economic benefits are expected to be consumed or otherwise used up. We use the straight-line method when the pattern of consumption of those economic benefits cannot be reliably determined. The estimated useful lives of intellectual properties are as follows:

Copyrights and patents	1 to 6 years
Trademarks	10 years

We review finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

For the years ended March 31, 2026, 2025 and 2024, amortization expense was $1,015,553, nil and nil, respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers, directors and other key employee as of the date hereof:

Name	Age	Position(s)
Sze Ho, CHAN	39	Director, Chief Executive Officer, and Interim Chief Financial Officer
Ngan Sammy, SHUM	46	Director
Wai Lok Raymond, FONG	51	Executive Director
Sheung Chi Steven, WU	46	Independent Director, Chair of Audit Committee
B Ray Billy, TAM	58	Independent Director, Chair of Compensation Committee
Kevin, GUAN	39	Independent Director, Chair of Nominating Committee
Kit Wa, TO	51	Independent Director

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

Ngan Sammy, SHUM, Director

Mr. Ngan Sammy SHUM is our Director. Mr. Shum also serves as the Director of I Win Securities and I Win Asset Management. Mr. Shum is licensed as the Responsible Officer for Type 1, 4, and 9 regulated activities. Mr. Shum has more than 18 years of experience in the financial services industry, in particular, equity sales, securities trading, investment management, and asset management. Prior to joining I Win Securities on April 2021, he served as the Senior Vice President of Haitong Securities International Securities Group (“Haitong”), where he worked from May 2004 to March 2021. At Haitong, Mr. Shun led a sales team to serve high-net-worth investors, corporate clients, and listed companies in corporate finance, IPO, and equity and future transactions and participated in more than 12 IPO projects and 2 major shareholder margin loan financing with total deal size more than HK$ 10 billion. Before Haitong, Mr. Shum worked as an officer in Wing Lung Bank from August 2003 to April 2004. Mr. Shum is a member of CPA Australia. Mr. Shum received a Bachelor of Business Administration and EMBA from the Chinese University of Hong Kong in 2003 and 2019, respectively.

Wai Lok Raymond, FONG, Executive Director

Mr. Wai Lok Raymond, FONG is our Executive Director, a position he has held since September 27, 2025. Mr. Fong served as the Director of Garden Stage from August 11, 2022 to April 1, 2024. Mr. Fong served as the director of I Win Securities from June 2018 to April 1, 2024, and has been acting as the director of I Win Asset Management since January 2021 and has been responsible for establishing I Win Asset Management and the development of our asset management service. Mr. Fong is licensed as the Responsible Officer for Type 1, 4, and 9 regulated activities. Mr. Fong has more than 22 years of experience in the financial services industry, with a proven track of participating in over 110 IPO underwriting and placement projects and extensive experience in asset management and wealth management. Prior to joining I Win Securities in June 2018, Mr. Fong served as the Responsible Officer in various financial service companies in Hong Kong: Head & Shoulders Securities Limited from May 2017 to June 2018, Run Investment Service Limited from December 2016 to April 2017, Convoy Investment Services from January 2012 to December 2016, Shining Securities Company Limited from April 2009 to December 2011. In his early career, he worked as manager in various financial service companies, including VC Brokerage Limited from June 2008 to March 2009 and Tai Fook Securities Company Limited from Feb 2000 to April 2005. Mr. Fong is a Chartered Financial Analyst (“CFA”) of CFA Institute. He received his Bachelor of Business Administration and Master of Philosophy in Economics from Hong Kong Baptist University in 1997 and 2000; and a Bachelor of Law in Chinese Law from Tsinghua University in 2007.

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

Pursuant to the Employment Agreements with Mr. Chan, while he is serving as our director, CEO, and Interim CFO, he receives a cash compensation until a suitable candidate to fill the position of full-time CFO is found. We have also granted him share options as part of his overall compensation, according to the Supplemental Employment Agreement entered into on April 24, 2023. Pursuant to the Employment Agreement with Mr. Shum, he does not receive any cash compensation in his capacity as the director of Garden Stage.

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

Employment Agreements

On November 21, 2022, Garden Stage entered into Employment Agreements as supplemented by the Supplemental Employment Agreements entered into on April 24, 2023 (collectively, the Employment Agreements) with: (a) Director, Chief Executive Officer and interim Chief Financial Officer, Mr. Sze Ho, CHAN; (b) former Chief Financial Officer, Mr. Ting Hei, LEE; (c) former Director, Mr. Wai Lok Raymond, FONG (who has since rejoined us as Executive Director); and (d) Director, Mr. Ngan Sammy, Shum, respectively (Mr. Chan, Mr. Shum, and Mr. Fong are collectively referred as the Named Directors and Officers). The initial term of employment under the Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Employment Agreements shall be automatically extended for successive one-year terms.

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

On September 29, 2025, in connection with the appointment of Mr. Wai Lok Raymond, FONG as our Executive Director, the Company entered into an executive directorship agreement with Mr. Fong. Pursuant to the executive directorship agreement, Mr. Fong will receive an annual regular Board fee in the amount of $96,000 payable by the Company in equal quarterly installments. Additionally, Mr. Fong will receive a one-time signing bonus in the amount of $300,000 payable by the Company within one month after the execution of the Directorship Agreement.

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

During the fiscal year ended March 31, 2026, we paid an aggregate of approximately US$2.48 million in cash to our directors and executive officers. During the fiscal year ended March 31, 2025, we paid an aggregate of approximately US$1.75 million in cash to our directors and executive officers. During the fiscal year ended March 31, 2024, we paid an aggregate of approximately US$1.72 million in cash to our directors and executive officers. Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

The following table sets forth certain information with respect to compensation for the years ended March 31, 2026 and 2025 earned by or paid to the current directors of Garden Stage Limited.

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Commission (US$)	Deferred Compensation Earnings (US$)	Pension/MPF (US$)	Total (US$)
Mr. Sze Ho, CHAN	2026	$93,415.11	$38,442.43	$—	$369,594.67	$381,653.57	$2,306.55	$885,412.33
Director, Chief Executive Officer and Interim CFO of Garden Stage; Director of I Win Securities and I Win Holdings HK	2025	$92,372.83	$—	$—	$440,085.83	$748,732.42	$2,309.32	$1,283,500.40

Mr. Ngan Sammy, SHUM	2026	$46,130.92	$—	$—	$590,783.54	$—	$2,306.55	$639,221.01
Director of Garden Stage, I Win Securities, and I Win Holdings HK	2025	$84,675.09	$—	$—	$281,925.59	$—	$2,309.32	$368,910.00

Mr. Wai Lok Raymond, FONG	2026	$62,565.06	$297,928.84	$—	$47,120.04	$477,066.96	$—	$884,680.90
Executive Director	2025	$—	$—	$—	$—	$—	$—	$—

Kevin, GUAN	2026	$17,875.73	—	—	—	—	—	$17,875.73
Independent Director	2025	$17,897.24	—	—	—	—	—	$17,897.24

B Ray Billy, TAM,	2026	$17,875.73	—	—	—	—	—	$17,875.73
Independent Director	2025	$17,897.24	—	—	—	—	—	$17,897.24

Sheung Chi Steven, WU	2026	$17,875.73	—	—	—	—	—	$17,875.73
Independent Director	2025	$17,897.24	—	—	—	—	—	$17,897.24

Kit Wa, TO	2026	$17,875.73	—	—	—	—	—	$17,875.73
Independent Director	2025	$17,897.24	—	—	—	—	—	$17,897.24

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

On September 29, 2025, in connection with the appointment of Mr. Wai Lok Raymond, FONG as our Executive Director, the Company entered into an executive directorship agreement with Mr. Fong. Pursuant to the executive directorship agreement, Mr. Fong may be granted options awards from time to time, as per the discretion of the compensation committee of the Company.

2025 Equity Incentive Plan

In June 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Plan, we are authorized to issue an aggregate of 5,900,000 Class A Ordinary Shares. On June 16, 2025, the Company issued 5,900,000 Class A Ordinary Shares of the Company under Company’s 2025 Plan to certain consultants of the Company as compensation for their continued service in the Company.

6.C. Board Practices

Board of Directors

Our board of directors consists of seven directors. We have determined that Mr. Kevin GUAN, Dr. Kit Wa TO, Mr. Sheung Chi Steven WU, and Mr. B Ray Billy TAM satisfy the “independence” requirements of the Nasdaq Capital Market corporate governance rules.

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

6.D. Employees

We had 20 employees as of the date of the annual report, including the Operating Subsidiaries.

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

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of each class of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 1,462,399 Class A Ordinary Shares and 9,250,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Class A Ordinary Shares and Class B Ordinary Shares will vote as one class. Our shareholders who own our Class A Ordinary Shares have 1 share per vote, and our shareholders who own our Class B Ordinary Shares have 100 shares per vote.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power**
Directors and Executive Officers:
Sze Ho, CHAN	—	—	—	—
Ngan Sammy, SHUM	—	—	—	—
Wai Lok Raymond, FONG	—	—	—	—
Sheung Chi Steven, WU	—	—	—	—
B Ray Billy, TAM	—	—	—	—
Kevin, GUAN	—	—	—	—
Kit Wa, TO	—	—	—	—

All directors and executive officers as a group	—	—	—	—

Principal Shareholders:
Oriental Moon Tree Limited (1)	—	9,250,000	86.35%	99.84%

(1)	These shares are directly held by Oriental Moon Tree Limited, a British Virgin Islands company with its registered address at Jayla Place, 2nd Floor, Road Town, Tortola, British Virgin Islands. Oriental Moon Tree Limited is approximately 10% held by Lobster Financial Holding Limited, 8% held by Golden Garden (BVI) Limited, 64% held by Courageous Wealth Limited, 14% held by Capital Hero Global Limited, and 4% held by Gulu Gulu Limited. Lobster Financial Limited is a company incorporated in the British Virgin Islands and 100% owned by Ms. Yun, ZHU, who is its sole shareholder and director. Ms. Yun, ZHU is the spouse of Mr. Wai Lok Raymond, FONG. Golden Garden (BVI) Limited is company incorporated in the British Virgin Islands and 100% owned by Mr. Ngan Sammy, SHUM, who is its sole shareholder and director. Courageous Wealth Limited is a company incorporated in the British Virgin Islands and 100% owned by Ms. Kam Yan Karen, LAU, who is its sole shareholder and director. Capital Hero Global Limited, a company incorporated in the British Virgin Islands and 100% owned by Mr. Hin Lun WU, who is its sole shareholder and director. Gulu Gulu Limited is a company incorporated in the British Virgin Islands and 100% owned by Mr. Wing Lim HO, who is its sole shareholder and director. Ms. Kam Yan Karen, LAU is the sole director of Oriental Moon Tree Limited and has the power to direct the voting and disposition of the Class B Ordinary Shares held by Oriental Moon Tree Limited. Ms. Kam Yan Karen, LAU may be deemed the beneficial owner of all Class B Ordinary Shares held by Oriental Moon Tree Limited.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Operation—We may be subject to litigation, arbitration or other legal proceeding risk” and “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Operation —Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.” on page 54 of this Annual Report.

Dividend Policy

Garden Stage Limited has not made any dividends or distributions to its shareholders, including U.S. investors, as of the date of this annual report. During the fiscal years ended March 31, 2026, 2025, and 2024, no dividends or distribution have been made to date by our subsidiaries.

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

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GSIW.”

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

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the number of shares held by them respectively (such that holders of Class A Ordinary Shares and Class B Ordinary Shares shall have equal rights to the surplus assets of the Company on a per share basis). If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

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

Voting rights

Pursuant to our Memorandum and Articles of Association, each Class A Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to one vote at a meeting of the shareholders or on any resolution of shareholders of our Company; (b) the right to an equal share in any distribution paid by our Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation, and each Class B Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to 100 votes at a meeting of the shareholders or on any resolution of shareholders of our Company; (b) the right to an equal share in any distribution paid by our Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

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

Our shareholders may by special resolution, subject to a declaration of solvency, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

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

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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

We deposit its cash with reputable banks located in Hong Kong. As of March 31, 2026, 2025 and 2024, $17,523,380, $7,885,624 and $8,938,202 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $500,000 (equivalent to $64,268), and further increased to HK$800,000 (equivalent to $102,829) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between us and the customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to recover the receivable balances in case of default. We generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2026, 2025 and 2024, the balances of allowance for expected credit losses were US$141,161, US$105,920 and US$7,668, respectively.

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

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-273053), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2023, and another effective registration statement on Form F-1MEF (File No. 333- 333-275829, “Form F-1MEF”) filed with the SEC on November 30, 2023, including the annual report contained therein, which registered 2,500,000 ordinary shares and was declared effective by the SEC on November 30, 2023, for our initial public offering, which completed on December 5, 2023, at an initial offering price of US$4.00 per ordinary share.  Revere Securities LLC, R.F. Lafferty & Co., Inc. and Dominari Securities LLC are acted as the underwriters. On December 4, 2023, the Underwriters exercised the Over-Allotment Option in full to purchase an additional 375,000 ordinary shares, at a price of US$4.00 per ordinary share.

In connection with the issuance and distribution of the ordinary shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$1.92 million, which included US$0.725 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$10.2 million from our initial public offering.

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

Registered Direct Offerings

April 8, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering, or the April 8 Registered Direct Offering, 4,806,450 ordinary shares of the Company, par value $0.0001 per share, at a purchase price of $0.31 per share. The ordinary shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618), previously filed and declared effective by the SEC on March 10, 2025, the base prospectus filed as part of the registration statement, and the prospectus supplement dated April 8, 2025.

The April 8 Registered Direct Offering closed on April 8, 2025. The Company received approximately US$1,489,999.50 in gross proceeds from the April 8 Registered Direct Offering, before deducting estimated offering expenses.

The Company intends to use the net proceeds from the April 8 Registered Direct Offering for working capital and general corporate purposes.

April 9, 2025 Registered Direct Offering

On April 7, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering or the April 9 Registered Direct Offering, 3,193,550 ordinary shares of the Company, par value $0.0001 per share, at a purchase price of $0.31 per share. The ordinary shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618), previously filed and declared effective by the SEC on March 10, 2025, the base prospectus filed as part of the registration statement, and the prospectus supplement dated April 9, 2025.

The April 9 Registered Direct Offering closed on April 9, 2025. The Company received approximately US$990,000.05 in gross proceeds from the April 9 Registered Direct Offering, before deducting estimated offering expenses.

The Company intends to use the net proceeds from the April 9 Registered Direct Offering for working capital and general corporate purposes.

June 2025 Registered Direct Offering

On June 16, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering, or the “June 2025 Registered Direct Offering, 6,100,000 ordinary shares of the Company, par value US$0.0001 per share, at a purchase price of US$0.60 per share. The ordinary shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618), previously filed and declared effective by the SEC on March 10, 2025, the base prospectus filed as part of the registration statement, and the prospectus supplement dated June 18, 2025.

The June 2025 Registered Direct Offering closed on June 17, 2025. The Company received approximately US$3,660,000 in gross proceeds from the June 2025 Registered Direct Offering, before deducting estimated offering expenses.

The Company intends to use the net proceeds from the June 2025 Registered Direct Offering for working capital and general corporate purposes.

July 2025 Registered Direct Offering

On July 24, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering, or the “July 2025 Registered Direct Offering, 35,553,820 ordinary shares of the Company, par value US$0.0001 per share and (ii) 2,862,525 pre-funded warrants to purchase ordinary shares issuable upon exercise of pre-funded warrants, at a purchase price of US$0.11 per share. The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618), previously filed and declared effective by the SEC on March 10, 2025, the base prospectus filed as part of the registration statement, and the prospectus supplement dated July 25, 2025.

The July 2025 Registered Direct Offering closed on July 25, 2025. The Company received approximately US$4,224,698 gross proceeds from the July 2025 Registered Direct Offering, before deducting estimated offering expenses and assuming the exercise of all the pre-funded warrants for cash. The Company intends to use the net proceeds from the July 2025 Registered Direct Offering for working capital and general corporate purposes.

September 2025 Registered Direct Offering

On September 12, 2025, the Company entered into securities purchase agreements with certain investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering, or the “September 2025 Registered Direct Offering, 144,117,647 ordinary shares of the Company, par value US$0.0001 per share, at a purchase price of US$0.034 per share. The ordinary shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-283618), previously filed and declared effective by the SEC on March 10, 2025, the base prospectus filed as part of the registration statement, and the prospectus supplement dated September 15, 2025.

The September 2025 Registered Direct Offering closed on September 15, 2025. The Company received approximately US$4,900,000 net proceeds from the September 2025 Registered Direct Offering, after deducting estimated offering expenses. The Company intends to use the net proceeds from the September 2025 Registered Direct Offering for working capital and general corporate purposes.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026. Based on that evaluation, our CEO and interim CFO concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended March 31, 2026, 2025, and 2024.

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

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Relating to our Business and Operation — We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.” On page 59 of this Annual Report.

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

	Year Ended March 31,
Services	2024	2025	2026
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	252,101	100,425	28,129
Audit Fees(1) – J&S Associate PLT	140,000	179,200	178,936
Total	392,101	279,625	207,065

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We follow our home country practices and rely on certain exemptions provided by the Nasdaq listing rules to a foreign private issuer, including exemptions from the requirements to have:

●	shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of a 20% or more interest in our company;

●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

●	the requirement to hold an annual general meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

●	regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Class A Ordinary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” on page 42 of the Annual Report.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies.

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This Policy applies to all employees of the Company, all officers of the Company and all members of the Company’s board of directors, officers, employees, and their respective family members. and extends to all activities within and outside an individual’s duties at our group. The policy also imposes additional restrictions on “Covered Persons,” defined to include directors, executive officers and other employees designated because of their roles or access to material nonpublic information (“MNPI”).

The insider trading policy establishes guidelines and procedures for the following:

No Trading on Material Non-public Information: No director, officer or employee or any of their immediate family members may trade in the Company’s securities, or in the securities of other public companies, while in possession of MNPI obtained through involvement with the Company. No “tipping,” recommending or causing others to trade based on MNPI is permitted. Information is treated as public only after it has been broadly disseminated and two full trading days have elapsed.

Scope of Securities: Applies to Company equity and debt, derivatives (whether or not issued by the Company), and to securities and derivatives of certain other companies about which MNPI may be obtained through the Company.

Blackout periods:

(i)	Quarterly blackout from the close of trading two weeks before the end of each fiscal quarter until the close of business on the second trading day after public disclosure of quarterly results.

(ii)	Event-driven blackouts may be imposed when other MNPI (e.g., M&A, significant contracts, cybersecurity matters) is pending.

(iii)	Trades under a pre-approved Rule 10b5-1 plan that meets specified conditions are exempt from blackout restrictions.

Trading Window: Covered Persons may trade outside blackout periods, subject to not possessing MNPI and, for Company Insiders, obtaining pre-clearance.

Pre-clearance: Company Insiders must obtain prior approval from the Compliance Officer (the Chief Financial Officer) before any transaction in Company securities by themselves, members of their households or controlled entities. Approvals generally remain valid through the close of trading on the second business day after approval. Pre-clearance is not required for transactions executed under an approved Rule 10b5-1 plan; duplicate trade confirmations must be provided to the Compliance Officer.

Rule 10b5-1 plans: Must be entered into in good faith when the insider has no MNPI, be approved by the Compliance Officer at least one month before any trades (including any amendments), and either delegate discretionary trading authority to a third party without MNPI or specify a binding formula for trades.

Prohibited transactions: Short-term trading (sale within six months of purchase), short sales, transactions in options or other derivatives on Company securities, holding Company securities on margin or pledging them as collateral, and hedging or monetization transactions, in each case subject to limited advance approvals where noted. Trading is also prohibited during certain retirement plan “blackouts” where plan participants are broadly restricted.

Enforcement and penalties: Violations may result in significant civil and criminal penalties under U.S. law, as well as Company disciplinary action up to termination. The Compliance Officer administers the policy, including training, updates, pre-clearance, approval of 10b5-1 plans and prohibited-transaction exceptions, recordkeeping, and maintaining a reporting system with whistleblower protections. Covered Persons must acknowledge and certify compliance with the policy.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

Item 16K. Cybersecurity

Although we are unable to eliminate all risks associated with cybersecurity threats and we cannot provide full assurance that our cybersecurity risk management processes will be fully complied with or effective, we have adopted policies and procedures that are designed to facilitate the identification, assessment, and management of those risks, including any such risks that have the potential to be material.

Risk management and strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association
2.1*	Description of Securities
4.1	Form of Employment Agreement by and between Sze Ho CHAN and the Registrant, dated as of November 21, 2022 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.2	Form of Supplemental Employment Agreement by and between Sze Ho CHAN and the Registrant, dated as of April 24, 2023 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.3	Form of Second Supplemental Employment Agreement by and between Sze Ho CHAN and the Company, dated April 1, 2024 (incorporated herein by reference to Exhibit 10.1 to Form 6-K (Commission File Number: 001-41879), initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.4	Form of Employment Agreement by and between Ngan Sammy SHUM and the Registrant, dated as of November 21, 2022 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.5	Lease Agreement of Head Office, at 30th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-41879), filed with the U.S. Securities and Exchange Commission on July 31, 2024)
4.6	Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of July 22, 2022 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.7	Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of November 22, 2022 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)

4.8	Second Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of April 3, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.9	Investment Agreement by and between State Wisdom Holdings Limited and I Win Holdings Limited, dated as of July 22, 2022 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.10	Supplemental Investment Agreement by and between State Wisdom Holdings Limited and I Win Holdings Limited, dated as of November 22, 2022 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.11	Second Supplemental Investment Agreement by and between Bliss Tone Limited and I Win Holdings Limited, dated as of April 3, 2023 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.12	Investment Management Agreement by and between I Win Asset Management Limited and AVIA Trust Limited (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
4.13	Resignation Agreement and Consulting Arrangement by and between Garden Stage Limited and Mr. Wai Lok Raymond, FONG, dated April 1, 2024 (incorporated herein by reference to the Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.14	Form of Securities Purchase Agreement, dated April 7, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on April 9, 2025)
4.15	Form of Securities Purchase Agreement, dated April 7, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on April 11, 2025)
4.16	Form of Securities Purchase Agreement, dated June 16, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on June 23, 2025
4.17	Garden Stage Limited 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-287932), filed with the U.S. Securities and Exchange Commission on June 11, 2025)
4.18	Form of Securities Purchase Agreement, dated July 24, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on July 29, 2025)
4.19	Directorship Agreement between Garden Stage Limited and Raymond Wai Lok Fong, dated September 29, 2025 (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41879) filed with the U.S. Securities and Exchange Commission on October 2, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on June 30, 2023)
11.2	Insider Trading Policies (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-41879), filed with the U.S. Securities and Exchange Commission on July 31, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of J&S Associate PLT
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-41879), filed with the U.S. Securities and Exchange Commission on July 31, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith.
**	Furnished Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Garden Stage Limited

By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer, Director and the Interim Chief Financial Officer

Date: July 31, 2026

INDEX TO FINANCIAL STATEMENTS

GARDEN STAGE LIMITED

TABLE OF CONTENTS

Consolidated Financial Statements for the Fiscal Years Ended March 31, 2026 and 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

J&S ASSOCIATE PLT
(formerly known as J & S Associate)
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

To: The Board of Directors and Shareholders of Garden Stage Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Garden Stage Limited and its subsidiaries (the ‘Company’) as of March 31, 2026 and 2025 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Kuala Lumpur, Malaysia

July 31, 2026

Garden Stage Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2026	2025
Assets
Current Assets
Cash	$6,830,477	$624,583
Restricted cash	10,692,904	7,261,041
Receivables from broker-dealers and clearing organizations	6,240,472	1,108,468
Receivables from customers, net	2,512,479	623,977
Receivables from customers-related party, net	-	1,172
Investment in equity securities	31,150	-
Inventories	947,571	-
Income tax recoverable	4,101	-
Prepayments, current	3,191,866	4,143,218
Other assets, current, net	52,420	10,524
Total current assets	30,503,440	13,772,983

Non-current assets
Operating lease right-of-use assets	88,173	185,684
Deferred tax assets, net	45,560	23,909
Property and equipment, net	160,457	164,847
Intangible assets, net	11,101,539	64,268
Prepayments, non-current	-	1,619,424
Other assets, non-current, net	25,931	68,290
Total non-current assets	11,421,660	2,126,422

Total assets	$41,925,100	$15,899,405

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Payables to customers	$15,477,683	$8,019,375
Payables to customers-related parties	152,348	176,367
Payables to broker-dealers and clearing organizations	1,296,470	229,895
Amounts due to related parties	16,473	260,064
Contract liabilities	67,001	-
Contract liabilities-related party	90,479	-
Income tax payable	-	63,901
Operating lease liabilities, current	80,705	117,818
Accrued expenses and other liabilities	521,962	248,298
Total current liabilities	17,703,121	9,115,718

Non-current liabilities
Operating lease liabilities, non-current	-	81,284
Total non-current liabilities	-	81,284

Total liabilities	17,703,121	9,197,002

Commitments and contingencies		-

Shareholders’ equity
Ordinary shares, $0.0002 par value(1), 11,703,750 shares authorized; nil and 9,281,875 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	-	1,563
Class A ordinary shares, $0.02 par value, 2,453,750 shares authorized; 1,462,399 and nil shares issued and outstanding as of March 31, 2026 and 2025, respectively*	29,248	-
Class B ordinary shares, $0.0001 par value, 9,250,000 shares authorized; 9,250,000 and nil shares issued and outstanding as of March 31 2026 and 2025, respectively*	925	-
Additional paid-in capital	47,326,996	15,718,364
Accumulated deficit	(22,824,842)	(8,986,615)
Accumulated other comprehensive losses	(310,348)	(30,909)
Total shareholders’ equity	24,221,979	6,702,403

Total liabilities and shareholders’ equity	$41,925,100	$15,899,405

(1)	Par value amounts are presented on a rounded basis to four decimal places and have been retrospectively adjusted to reflect the reverse share split effected on March 6, 2026

*	Shares and per share data presented for all periods have been retrospectively adjusted to reflect the 200-for-1 reverse share split of the Company’s Class A ordinary shares effected on March 6, 2026. The reverse share split has been applied retroactively to all Class A ordinary share amounts and per share data presented herein. Class B ordinary shares were not subject to the reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2026	2025	2024
Revenues
Advisory fees	$392,559	$10,624	$420,918
Brokerage commissions	974,361	302,366	391,060
Brokerage commissions-related parties	5,900	26,880	7,119
Due diligence services fees	-	79,543	-
Handling income	1,308,731	127,745	125,736
Handling income-related parties	91	-	2,130
Introducing and referral income	2,404,433	4,681,683	264,941
Investment management fee income	377,399	60,012	-
Investment management fee income-related party	117,702	-	-
Underwriting and placement income	1,442,673	114,091	152,638
Interest income and others	253,818	61,019	42,489
Interest income and others-related parties	1,170	2,280	1,438
Total revenues	7,278,837	5,466,243	1,408,469

Expenses
Allowance for expected credit losses	36,846	98,022	7,668
Amortization of intangible assets	1,015,553	-	-
Brokerage, clearing and exchange fees	3,976,506	1,427,997	69,735
Brokerage, clearing and exchange fees-related parties	130,540	-	-
Communications and technology	2,694,539	1,817,001	437,700
Compensation and benefits	3,988,025	3,719,689	3,286,834
Depreciation	107,940	58,762	9,421
Fair value loss on equity securities investments	11,139	-	-
Loss on disposal of property and equipment	-	15,319	-
Occupancy costs	149,913	169,866	95,416
Professional fees	5,848,508	770,898	377,275
Travel and business development	3,006,840	1,514,960	1,611,485
Other administrative expenses	173,500	148,137	89,054
Total expenses	21,139,849	9,740,651	5,984,588

Loss before income taxes	(13,861,012)	(4,274,408)	(4,576,119)
Income tax benefits (expenses)	22,785	(43,234)	(13,359)
Net loss	(13,838,227)	(4,317,642)	(4,589,478)

Other comprehensive (loss) income
Foreign currency translation adjustments	(279,439)	49,915	(81,850)
Total comprehensive loss	$(14,117,666)	$(4,267,727)	$(4,671,328)

Loss per share:
Basic and diluted	$1.38	$0.47	$0.49

Weighted average number of ordinary shares outstanding:
Basic and diluted*	9,999,506	9,281,875	9,271,806

*	Shares and per share data presented for all periods have been retrospectively adjusted to reflect (i) the recapitalization effected through the share allotments on April 3, 2023 and April 20, 2023, which was reflected in prior period financial statements, and (ii) the 200-for-1 reverse share split of the Company’s Class A ordinary shares effected on March 6, 2026. The reverse share split has been applied retroactively to all Class A ordinary share amounts and per share data presented herein. Class B ordinary shares were not subject to the reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary shares*		Class A ordinary shares*		Class B ordinary share		Additional		Accumulated other comprehensive
	Number issued	Amount	Number issued	Amount	Number issued	Amount	paid-in capital	Accumulated deficit	income (losses)	Total
Balance as of March 31, 2023	9,261,125	$1,148	-	$-	-	$-	$2,024,327	$(79,495)	$1,026	$1,947,006
Issuance of ordinary shares	6,375	127	-	-	-	-	794,771	-	-	794,898
Issuance of ordinary shares pursuant to initial public offering (“IPO”), net of offering cost	14,375	288	-	-	-	-	9,343,125	-	-	9,343,413
Net loss	-	-	-	-	-	-	-	(4,589,478)	-	(4,589,478)
Share based awards to the Group	-	-	-	-	-	-	1,871,499	-	-	1,871,499
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(81,850)	(81,850)
Balance as of March 31, 2024	9,281,875	$1,563	-	$-	-	$-	$14,033,722	$(4,668,973)	$(80,824)	$9,285,488
Net loss	-	-	-	-	-	-	-	(4,317,642)	-	(4,317,642)
Share based awards to the Group	-	-	-	-	-	-	1,684,642	-	-	1,684,642
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	49,915	49,915
Balance as of March 31, 2025	9,281,875	$1,563	-	$-	-	$-	$15,718,364	$(8,986,615)	$(30,909)	$6,702,403
Issuance of ordinary shares	983,120	19,662	-	-	-	-	14,662,060	-	-	14,681,722
Share based awards to the Group	29,500	590	-	-	-	-	5,294,930	-	-	5,295,520
Redesignation of ordinary shares	(10,294,495)	(21,815)	1,044,495	20,890	9,250,000	925	-	-	-	-
Issuance of Class A ordinary shares	-	-	239,808	4,796	-	-	5,955,204	-	-	5,960,000
Issuance of Class A ordinary shares for assets acquisition	-	-	178,125	3,562	-	-	5,696,438	-	-	5,700,000
Elimination of fractional shares in relation to the 200- for-1 reverse share split	-	-	(29)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(13,838,227)	-	(13,838,227)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(279,439)	(279,439)
Balance as of March 31, 2026	-	$-	1,462,399	$29,248	9,250,000	$925	$47,326,996	$(22,824,842)	$(310,348)	$24,221,979

*	Shares and per share data presented for all periods have been retrospectively adjusted to reflect (i) the recapitalization effected through the share allotments on April 3, 2023 and April 20, 2023, which was reflected in prior period financial statements, and (ii) the 200-for-1 reverse share split of the Company’s Class A ordinary shares effected on March 6, 2026. The reverse share split has been applied retroactively to all Class A ordinary share amounts and per share data presented herein. Class B ordinary shares were not subject to the reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net loss	$(13,838,227)	$(4,317,642)	$(4,589,478)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	107,940	58,762	9,421
Allowance for expected credit losses, net of reversal	36,846	98,022	7,668
Amortization of intangible assets	1,015,553	-	-
Amortization of operating lease right-of-use assets and interest of lease liabilities	102,141	106,973	72,816
Share based compensation expenses	4,529,716	1,684,642	1,871,499
Loss on disposal of property and equipment	-	15,319	-
Gain on disposal of investment in equity securities	(14,107)	-	-
Fair value loss on securities investment	11,139	-	-
Deferred tax benefits	(21,911)	(21,193)	(2,497)
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	(5,160,856)	(493,994)	4,012,562
Receivables from customers	(1,936,441)	(469,439)	1,253,197
Inventories	(951,434)	-	-
Prepayments and other assets, net	3,327,875	607,790	(6,312,352)
Income tax recoverable	(4,118)	-	-
Payables to customers	7,523,219	1,382,549	(1,513,641)
Payables to broker-dealers and clearing organizations	1,072,567	90,393	(1,898,448)
Contract liabilities	158,122	-	-
Operating lease liabilities	(123,016)	(102,636)	(70,534)
Income tax payable	(63,705)	47,863	15,856
Accrued expenses and other liabilities	(5,637)	164,017	53,161
Net cash used in operating activities	(4,234,334)	(1,148,574)	(7,090,770)

Cash flows from investing activities:
Purchases of property and equipment	(104,711)	(218,235)	(1,448)
Settlement of outstanding payment obligation assumed in respect of intangible assets	(1,127,174)	-	-
Consideration paid for acquisition of subsidiary accounted for as an assets acquisition	(5,050,000)	-	-
Acquisition of equity securities	(192,138)	-	-
Proceeds from disposal of equity securities	163,830	-	-
Net cash used in investing activities	(6,310,193)	(218,235)	(1,448)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	-	-	10,133,680
Proceeds from issuance of common shares, net of issuance cost	20,641,722	-	-
Payments of offering costs related to IPO	-	-	(435,835)
(Repayment to) financings obtained from related parties	(242,724)	263,485	-
Financing provided to a related party	-	-	(3,895)
Net cash provided by financing activities	20,398,998	263,485	9,693,950

Effect of exchange rate changes on cash and restricted cash	(216,714)	50,746	19,270
Net increase (decrease) in cash and restricted cash	9,637,757	(1,052,578)	2,621,002
Cash and restricted cash, beginning of year	7,885,624	8,938,202	6,317,200
Cash and restricted cash, end of year	17,523,381	7,885,624	8,938,202

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$6,830,477	$624,583	$2,665,852
Restricted cash	10,692,904	7,261,041	6,272,350
Total cash and restricted cash	$17,523,381	$7,885,624	$8,938,202

Supplemental non-cash investing and financing activities
Acquisition of assets by issuance of ordinary shares	$5,700,000	$-	$-
Deferred IPO cost charged to additional paid-in capital	$-	$-	$2,156,587
Issuance costs charged to additional paid-in capital	$622,976	$-	$-
Operating lease right-of-use assets obtained in exchange for operating lease Liabilities	$-	$-	$288,928

Supplemental disclosures of cash flow information:
Cash paid for taxes, net	$66,949	$16,565	$-

The accompanying notes are an integral part of these consolidated financial statements.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

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

Shenyang Mental Aether Technology Company Limited (“Shenyang”), a wholly foreign owned enterprise (“WFOE”) of GSL, is a company incorporated in the People’s Republic of China (“PRC”) with limited liability on December 5, 2025. Shenyang has a registered share capital of CNY35,394,500 (approximately $5.1 million), which CNY13,868,520 (approximately $2.0 million) was paid-up as of March 31, 2026, and is principally engaged in selling electronic components and providing related services.

Mental Form (BVI) Limited (“MFBVI”), a wholly-owned subsidiary of GSL, is a company incorporated in the British Virgin Islands with limited liability on September 12, 2025. MFBVI has a share capital of US$10,000 and is an investment holding company with no operations.

Mental Form (HK) Limited (“MFHK”), a wholly-owned subsidiary of MFBVI, is a company incorporated in Hong Kong with limited liability on September 16, 2025. MFHK has a share capital of HK$1 and principally engaged in selling humanoid robots and providing related services.

I Win Holdings Limited (“IWHL”), a wholly-owned subsidiary of 17 Uno, is a company incorporated in Hong Kong with limited liability on March 25, 2020. IWHL has a share capital of HK$15,901,000 (approximately $2.0 million). IWHL is an investment holding company and also provides consultancy services. Under Hong Kong law, these activities carried out by the Company do not require specific licenses.

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

I Win Consulting Limited (“IWCL”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on July 16, 2025. IWCL has a share capital of HK$1,000 (approximately $127) and principally engaged in providing general consulting services.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

1. Organization and Description of Business (Continued)

The Company completed its initial public offering on the Nasdaq on December 1, 2023, issuing 12,500 ordinary shares at an adjusted public offering price of $800 per share. In addition, the Company entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 1,875 ordinary shares at the adjusted public offering price of $800 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 1,875 ordinary shares at the adjusted public offering price of $800 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling $11,500,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on December 1, 2023 on The Nasdaq Capital Market and commenced trading under the ticker symbol “GSIW”.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

1. Organization and Description of Business (Continued)

The consolidated financial statements of the Group include the following entities:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
17 Uno Limited (“17 Uno”)	August 17, 2022	British Virgin Islands	100%	Investment holding
Shenyang Mental Aether Technology Company Limited (“Shenyang”)	December 5, 2025	PRC	100%	Selling electronic components and providing related services
Mental Form (BVI) Limited (“MFBVI”)	September 12, 2025	British Virgin Islands	100%	Investment holding
Mental Form (HK) Limited (“MFHK”)	September 16, 2025	Hong Kong	100%	Selling humanoid robots and providing related services
I Win Holdings Limited (“IWHL”)	March 25, 2020	Hong Kong	100%	Investment holding and providing consultancy services
I Win Securities Limited (“IWSL”)	November 10, 2016	Hong Kong	100%	Carrying out regulated activities including Type 1 activity “Dealing in Securities” under HKSFO
I Win Asset Management Limited (“IWAML”)	March 25, 2020	Hong Kong	100%	Carrying out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” under HKSFO
I Win Consulting Limited (“IWCL”)	July 16, 2025	Hong Kong	100%	Providing general consulting services
China Union Financial Holding Limited (“CUFH”)	June 17, 2016	British Virgin Islands	100%	Investment holding

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses, amortization of intangible assets, determination of the useful lives of long-lived assets, determination of an asset acquisition, valuation of intangible assets, impairment of long-lived assets, allowance for deferred tax assets, recognition and measurement of operating lease right-of-use assets, operating lease liabilities, and fair value and estimation of forfeiture of share based payment. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Adoption of new accounting standard

In December 2023, the FASB issued ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Group adopted ASU 2023-09 for the year ended March 31, 2026, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows.

Cash

Cash include balances maintained with banks in Hong Kong and Macau that are available for deposit or withdrawal without limitation.

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

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis.

Receivables from broker-dealers and clearing organizations are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivables from broker-dealers and clearing organizations. The Group assesses collectability by reviewing receivables from broker-dealers and clearing organizations on a collective basis where similar characteristics exist or on an individual basis when the Group identifies specific broker-dealers and clearing organizations with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from broker-dealers and clearing organizations, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from broker-dealers and clearing organizations using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2026 and 2025, no allowance for expected credit losses were recorded, respectively.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis, those not yet settled by customers on settlement dates and other brokerage commission receivables related to primary market; (ii) fee receivables related to advisory fees, due diligence services, introducing and referral services, investment management services and underwriting and placement services provided.

Receivables from customers are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivables from customers. The Group assesses collectability by reviewing receivables from customers on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from customers, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from customers using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2026 and 2025, the Group provided allowance for expected credit losses of $141,161 and $105,115, respectively.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Investment in equity securities

The Group accounts for its investment in equity securities in accordance with ASC 321, Investments—Equity Securities.

During the year ended March 31, 2026, the Group purchased several publicly traded equity securities. The investment in equity securities are measured at fair value in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices in active markets for identical assets, which are classified as Level 1 inputs. These investments are classified as current assets because the securities are readily marketable and may be sold to meet liquidity needs, if necessary.

Upon disposal of an equity security accounted for under ASC 321, the Group derecognizes the investment at its carrying amount at the date of disposal. The difference between the consideration received and the carrying amount of the derecognized investment is recognized as a gain or loss on disposal of investment in equity securities, which is included in the consolidated statements of operations and comprehensive loss.

The Group remeasures each individual investment at fair value at each reporting date for purpose of classification and presentation. As of March 31, 2026 and 2025, the fair value of the investment in equities securities was carried at $31,150 and nil, respectively. For the years ended March 31, 2026, 2025 and 2024, fair value losses charged to the consolidated statements of operations and comprehensive loss were $11,139, nil and nil, respectively. In addition, for the years ended March 31, 2026, 2025 and 2024, gains on disposal of equity securities charged under interest income and others in the consolidated statements of operations and comprehensive loss were $14,107, nil and nil, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the first in first out method. Management reviews inventories for obsolescence and slow-moving inventories periodically and records an allowance against the inventories when the carrying value exceeds net realizable value. For the years ended March 31, 2026, 2025 and 2024, no write-downs of inventories was recognized.

Value Added Tax (“VAT”)

The Group is subject to VAT at the rate of 13% and related surcharges in the PRC for inventories purchased from its PRC supplier. Inventory balances are presented net of recoverable VAT in the consolidated balance sheets. The Group recognizes input VAT as a recoverable tax asset in the consolidated balance sheets under other assets, current and may be offset against output VAT payable in accordance with the applicable tax regulations.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

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

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended March 31, 2026, 2025 and 2024, the Group did not recognize any impairment loss against its ROU assets.

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

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to either finite or indefinite based on the nature of the intangible assets. Intangible assets with finite useful lives are amortized on a straight-line basis over their expected useful lives, while intangible assets with indefinite useful lives are not amortized but are subject to annual impairment testing. The Group’s intangible assets consist of (i) eligibility rights to trade on or through SEHK, and (ii) intellectual properties, including copyrights, patents and trademarks.

Eligibility rights to trade on or through SEHK

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Intellectual properties

Intangible assets acquired in an asset acquisition are initially recognized at cost. Where a group of assets acquired does not meet the definition of a business under ASC 805, the transaction is accounted for as an asset acquisition. The total cost of the asset acquisition, including directly attributable transaction costs, is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recognized in an asset acquisition.

Contractual rights to obtain legal title to intellectual properties are recognized as intangible assets when the Group has obtained enforceable contractual rights in respect of the underlying intellectual properties and such rights are capable of being separately identified. Where legal title to the underlying intellectual properties has not yet been transferred as of the reporting date, the related carrying amount is presented as contractual rights to obtain legal title to intellectual properties. Upon completion of the legal title transfer, the carrying amount is reclassified to the relevant category of intellectual properties. Such reclassification does not result in the recognition of any gain or loss.

Amortization of the contractual rights and the related intellectual property assets, as applicable, commences when the Group has obtained control of the relevant rights and the assets are available for their intended use. An asset is considered available for its intended use when it is capable of contributing directly or indirectly to the Group’s future cash flows in the manner intended by management. Accordingly, amortization may commence before legal title to the underlying intellectual property assets has been formally transferred.

The useful lives of the intangible assets are estimated by management with reference to, among other factors, the external valuation report and the period over which the assets are expected to contribute directly or indirectly to the Group’s future cash flows. In determining the estimated useful lives, management considers all pertinent factors, including the expected use of the assets, the useful lives of other assets to which the intangible assets may relate, the legal enforceability of the underlying rights, any legal, regulatory or contractual limitations, expected technological or commercial obsolescence, market demand, competition and the level of maintenance expenditures required to obtain the expected future economic benefits.

Intangible assets with finite useful lives are amortized over the best estimate of their useful lives using a method that reflects the pattern in which the related economic benefits are expected to be consumed or otherwise used up. The Group uses the straight-line method when the pattern of consumption of those economic benefits cannot be reliably determined. The estimated useful lives of intellectual properties are as follows:

Copyrights and patents	1 to 6 years
Trademarks	10 years

The Group reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

As of March 31, 2026 and 2025, the Group did not recognize any impairment losses against its intangible assets.

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, ROU assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended March 31, 2026, 2025 and 2024, no impairment of long-lived assets were recognized.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

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

Contract liabilities

Contract liabilities represent amounts collected from customers or billed to customers for services not yet performed, and for which the related revenue has not yet been recognized. These arise when customer payments exceed the revenue recognized to date on uncompleted contracts.

As of March 31, 2026 and 2025, the balances of contract liabilities were $157,480 and nil, respectively. The balance as of March 31, 2026 was expected to be recognized as revenue within a twelve-month period from March 31, 2026.

Revenue recognition

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

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

Payment is due from the date of billing. All due diligence services were completed prior to year end and there was no due diligence services for the year ended March 31, 2026.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

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

Step 1: Identify the specified services to be provided to the customer

Step 2: Assess whether it controls each specified service before that service is transferred to the customer

The Group may be considered a principal when the overall facts and circumstances indicate that it controls the services before they are transferred to the customer. This assessment involves judgment and consideration of various indicators, which may include the Group’s ability to direct the use of and obtain substantially all of the benefits from the services, discretion in establishing pricing, primary responsibility for fulfilling contractual obligations and exposure to other risks. These indicators are not individually determinative, and not all must be present. Rather, they collectively help assess whether the Group exercises control in the transaction.

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

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Sources of revenue

Disaggregated information of revenue by major sources are as follows:

	For the Year Ended March 31, 2026
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$215,914	$1,552	$217,466
exchanges in United States	758,447	4,348	762,795

Handling income on
custodian services	1,305,085	-	1,305,085
dividend collection	3,646	91	3,737

Introducing and referral income	2,404,433	-	2,404,433

Underwriting and placement income related to
equity securities	968,966	-	968,966
bonds	473,707	-	473,707

Revenue from contracts with customers recognized over time
Advisory fees	392,559	-	392,559

Investment management fee income	377,399	117,702	495,101

Revenue from other sources
Interest income and others (note)	253,818	1,170	254,988
	$7,153,974	$124,863	$7,278,837

	For the Year Ended March 31, 2025
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$265,591	$5,098	$270,689
exchanges in United States	36,775	21,782	58,557

Due diligence service fees	79,543	-	79,543

Handling income on
custodian services	77,158	-	77,158
dividend collection	50,587	-	50,587

Introducing and referral income	4,681,683	-	4,681,683

Underwriting and placement income related to
equity securities	114,091	-	114,091

Revenue from contracts with customers recognized over time
Advisory fees	10,624	-	10,624

Investment management fee income	60,012	-	60,012

Revenue from other sources
Interest income and others (note)	61,019	2,280	63,299
	$5,437,083	$29,160	$5,466,243

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

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

Note:

Interest income and others primarily consist of interests earned on bank deposits and a customers’ overdue, and gains on disposal of investment in equity securities, which are not within the scope ASC 606.

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

Gains on disposal of investment in equity securities is recognized upon disposal of the investment in equity securities. This represents the value gains between the sales proceed on disposal and the cost of the investment in equity securities.

Interest income and others recognized for the years ended March 31, 2026, 2025 and 2024 were broken down as below.

	For the Years Ended March 31,
	2026	2025	2024
Interests on bank deposits	$34,766	$903	$1,830
Interests on customers’ overdue	201,531	57,191	36,838
Gains on disposal of investment in equity securities	14,107	-	-
Sundry income	4,584	5,205	5,259
	$254,988	$63,299	$43,927

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers, designated advisors and clearing organizations on advisory services, securities brokerage services, handling services, introducing and referral services, investment management services and underwriting and placement services which are expensed as incurred.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (equivalent to $3,844). During the years ended March 31, 2026, 2025 and 2024, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of the Group’s costs incurred in the scheme were $37,609, $35,014 and $26,951, respectively.

Share based compensation expenses

The Group uses the fair value method of accounting for the share options granted to grantees to measure the cost of services received in exchange for share based awards. The fair value of share-based awards is measured on the grant date and represents the cost of services received in exchange for the awards.

Share based awards granted in 2024

The Group has selected the binomial option-pricing model as the most appropriate fair value method for its option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life.

Share based awards granted in 2025

The Group determines the fair value of share-based awards to consultants using the quoted market price at the grant date.

The Group has elected to estimate forfeitures when determining the amount of share-based compensation cost to be recognized. Estimated forfeitures are determined at the grant date based on historical forfeiture experience, employee turnover and other relevant factors applicable to the respective classes of grantees. The Group reviews its forfeiture estimates periodically and revises them, as necessary, when actual forfeitures or other relevant circumstances indicate that the estimates have changed. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors, employees and consultants are required to provide service in exchange for the awards.

Share-based compensation expense for the share based awards granted in 2024 is recognized on a graded vesting basis, net of estimated forfeitures. Share-based compensation expense for the share based awards granted in 2025 is recognized on a straight-line basis over the 12-month service contract period. For the years ended March 31, 2026, 2025 and 2024, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of share based compensation expenses were $4,529,716, $1,684,642 and $1,871,499, respectively.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group does not consider that there was any uncertain tax position as of March 31, 2026 and 2025.

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

Based on the criteria established by ASC 280, Segment Reporting, the Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”), specifically the Group’s CEO and CFO, reviews consolidated results when making decisions, allocating resources and assessing performance of the Group. Although the CODM reviews revenue disaggregated by the type of services the Group provides, there is no allocation of direct and indirect costs. As such, this disaggregation does not constitute a separate measure of segment profit or loss. The Group carries out all its business activities and operations in Hong Kong, with no material long-lived assets held outside Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Loss per share

Loss per share (“EPS”) is calculated in accordance with ASC 260, Earnings Per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net loss attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year, where each class have differing economic rights to earnings and dividends.

Diluted EPS is calculated by dividing net loss attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the year, where each class have differing economic rights to earnings and dividends. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effect would be antidilutive. Unvested share based compensation awards subject to graded vesting are considered potential ordinary share equivalents in the computation of diluted EPS but are excluded from the computation of diluted loss per share as the inclusion would have an antidilutive effect. Basic and diluted EPS are presented in the Group’s consolidated statements of operations and comprehensive loss.

As stipulated in the Company’s Memorandum and Articles of Association, each Class B ordinary share shall be convertible into one Class A ordinary share at the option of the holders of Class B ordinary shares, at any time and without the payment of any additional sum. Conversely, holders of Class A ordinary shares shall have no rights to convert Class A ordinary shares into Class B ordinary shares under any circumstances. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted EPS are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively. For the years ended March 31, 2026, 2025 and 2024, the Group had no dilutive stocks.

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

The following table outlines the exchange rates that are used in preparing these consolidated financial statements:

	As of March 31,
	2026	2025
Year-end spot rate	7.8357	7.7799

	For the Years Ended March 31,
	2026	2025	2024
Average rate	7.8039	7.7945	7.8252

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

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

Level 1 –	Quoted prices in active markets for identical assets and liabilities.

Level 2–	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2026 and 2025, financial instruments of the Group comprised primarily cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, investment in equity securities, other assets, payables to customers, payables to broker-dealers and clearing organizations, amounts due to related parties, accrued expenses and other liabilities. The carrying amounts of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, other assets, payables to customers, payables to broker-dealers and clearing organizations, amounts due to related parties, accrued expenses and other liabilities approximate their fair values due to the short-term nature of these instruments. The Group’s investments in equity securities are measured at fair value on a recurring basis. As these equity securities are publicly traded and their fair values are determined based on quoted market prices in active markets, the fair value measurements are classified within Level 1 of the fair value hierarchy.

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

For the Years Ended March 31, 2026, 2025 and 2024

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

In July 2025, FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This provides all entities with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU No. 2025-05 is effective on a prospective basis or annual periods beginning after December 15, 2025, though early adoption and retroactive application is permitted. The Group is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to clarify ambiguities and improve consistency across multiple topics in the Accounting Standards Codification. Key provisions include amendments to Topic 260 (Earnings Per Share) to refine the treatment of anti-dilutive shares in year-to-date diluted EPS calculations when an entity experiences a loss from continuing operations, as well as modifications to Topic 842 (Leases) to clarify disclosure exemptions for certain lease receivables. The standard is effective for fiscal years beginning after December 15, 2025. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s consolidated financial statements.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

3. Significant Risks

Currency risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations, denominated in foreign currencies. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ as not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations and receivables from customers. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with reputable banks located in Hong Kong and Macau. As of March 31, 2026 and 2025, $17,521,339 and $7,885,624 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong and Macau are insured under the Deposit Protection Scheme introduced by the Hong Kong Government and Macau Government for a maximum amount of HK$500,000 (equivalent to $63,811) and MOP$500,000 (equivalent to $61,945), and further increased to HK$800,000 (equivalent to $102,097) and MOP800,000 (equivalent to $99,112) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations, receivables from customers and other assets, the Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Further, for receivables from customers related to brokerage transactions, of which, under the contracts entered into between the Group and the customers, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in case of default. The Group generally holds no collateral or security against other receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2026 and 2025, the balances of allowance for expected credit losses were $141,862 and $105,920, respectively.

For the years ended March 31, 2026, 2025 and 2024, most of the Group’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended March 31, 2026, there were two counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2026 represented approximately 32% and 12% of the Group’s total revenue for that year. For the year ended March 31, 2025, there were two counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2025 represented approximately 54% and 31% of the Group’s total revenue for that year. For the year ended March 31, 2024, there were three counterparties of the Group who accounted for 10% or more of the Group’s revenues. Revenues from these counterparties for the year ended March 31, 2024 represented approximately 28%, 14% and 11% of the Group’s total revenue for that year.

(b)	Receivables

As of March 31, 2026, there was one counterparty whose receivable accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. This receivable accounted for approximately 60% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. As of March 31, 2025, there were three counterparties whose receivables accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 37%, 23% and 10% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2026, receivable from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis. As of March 31, 2025, receivable from the top counterparty represented cash deposits placed with broker-dealers.

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

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

4. Asset Acquisitions

On November 3, 2025 (“acquisition date”), the Company entered into share purchase agreements with certain parties to acquire 100% of the equity interests in MFBVI. The acquisition was closed on November 18, 2025. The purchase consideration was $10,700,000, comprising cash consideration of $5,000,000 and the issuance of 178,125 Class A ordinary shares of the Company. The equity consideration was measured at its fair value of $5,700,000, based on an adjusted share price of $32.00 per share as of the acquisition date. In addition, the Company incurred transaction costs of $50,000 that were directly attributable to the acquisition. Accordingly, the total cost of the asset acquisition, including transaction costs, was $10,750,000.

As of the acquisition date, MFBVI was an investment holding company and was not engaged in any substantive business activities. The assets held by MFBVI as of the acquisition date consisted primarily of contractual rights to acquire certain intellectual properties, cash and prepayments. MFBVI did not have an organized workforce, nor did it have substantive processes capable of developing or converting inputs into outputs. In addition, MFBVI did not have any outputs and had not carried out any revenue-generating activities as of the acquisition date. Accordingly, MFBVI did not meet the definition of a business under ASC 805, and the acquisition was accounted for as an asset acquisition. The total cost of the asset acquisition was allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill was recognized.

The following table summarizes the total consideration transferred for the asset acquisitions:

Cash	$5,000,000
Fair value of 178,125 Class A ordinary shares, issued for acquisition	5,700,000
Transaction costs(1)	50,000
Total consideration	$10,750,000

(1)	The transaction costs represent the valuation fee paid for this assets acquisition, which is directly attributable to the acquisition and therefore is capitalized as part of the acquisition cost in accordance with ASC 805-50-30-3.

In accordance with ASC 805-50-30-3, the total cost of the asset acquisition was allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. Cash and assumed liabilities were recognized at their respective amounts, and the remaining acquisition cost was allocated to the identifiable non-monetary assets based on their relative fair values. The relative fair value percentage of each identifiable non-monetary asset was determined by dividing the fair value of that asset by the aggregate fair value of the identifiable non-monetary assets acquired.

The following table summarizes the acquisition date fair value, percentage, allocated costs and allocated carrying amount of the assets and liabilities acquired:

	Fair value	Percentage of identifiable non-monetary assets acquired	Allocated costs	Allocated carrying amount
Cash	$1,872	-	$-	$1,872
Prepayments	110	0.002%	115	225
Contractual right to acquire copyrights and patents	3,923,425	62.221%	3,573,828	7,497,253
Contractual right to acquire trademarks	2,382,083	37.777%	2,169,822	4,551,905
Accounts payables	(1,290,640)	-	-	(1,290,640)
Accruals	(10,615)	-	-	(10,615)
Total	$5,006,235	100.000%	$5,743,765	$10,750,000

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

5. Receivables from Customers, Net

As of March 31, 2026 and 2025, receivables from customers, net, consisted of the following balances:

	As of March 31,
	2026	2025
Third parties
Receivables related to securities brokerage services
Unsettled trades on trade-date basis	$1,001	$59,407
Overdue balances on settlement dates(1)	2,268,750	344,052
Receivables related to advisory fees	197,690	110,260
Receivables related to due diligence services	19,781	29,885
Receivables related to introducing and referral services	106,073	176,593
Receivables related to investment management services	32,074	8,884
Receivables related to underwriting and placement services	28,271	-
	2,653,640	729,081
Less: allowance for expected credit losses	(141,161)	(105,104)
Total receivables from customers, net	$2,512,479	$623,977

Related party
Receivables related to securities brokerage services
Overdue balances on settlement dates(1)	$-	$1,183
Less: allowance for expected credit losses	-	(11)
Total receivables from customers-related party, net	$-	$1,172

(1)	According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts due on brokerage transactions which are not yet duly settled on settlement dates an interest at Hong Kong Prime Lending Rate plus 8% per annum. Further according to the terms set out in the contracts, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in cases of default. As of March 31, 2026 and 2025, the Group maintained a weighted average Loan-To-Value ratio of 5.15% and 12.98% against these balances, respectively.

Subsequent to the year ended March 31, 2026, receivables from customers amounted to $2,206,563 have been settled.

The movement of allowance for expected credit losses is as follows:

	As of March 31,
	2026	2025
Balance at beginning of the year	$105,115	$6,641
Provision for expected credit losses	36,945	98,249
Foreign exchange difference	(899)	225
Balance at end of the year	$141,161	$105,115

 Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

6. Inventories

As of March 31, 2026 and 2025, inventories consisted of the following:

	As of March 31,
	2026	2025
Raw materials	$947,571	$-
Total inventories	$947,571	$-

Inventories primarily comprise electronic components acquired by Shenyang and held for assembly of robots in the Group’s planned production activities and as merchandise for sale of robots to third party customers. As of March 31, 2026, the Group had not yet commenced production or sales activities under these operations. No write-downs of inventories was recognized for the years ended March 31, 2026, 2025 and 2024. The production and trading business commenced in April 2026.

7. ROU Assets and Operating Lease Liabilities

As of March 31, 2026 and 2025, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at China Insurance Group Building, Hong Kong	3 years from March 1, 2024 to February 28, 2027

(a)	Amounts recognized in the consolidated balance sheet:

	As of March 31,
	2026	2025
Right-of-use assets	$88,173	$185,684

Operating lease liabilities
Current	80,705	117,818
Non-current	-	81,284
	$80,705	$199,102

Weighted average remaining lease terms (in years)	0.92	1.92

(b)	Information related to operating lease activities during the years ended March 31, 2026, 2025 and 2024 are as follows:

	For the Years Ended March 31,
	2026	2025	2024
ROU assets obtained in exchange for operating lease liabilities	$-	$-	$288,928

Amortization of ROU assets	96,581	96,697	71,094
Interest on operating lease liabilities	5,560	10,276	1,722
Total operating lease expenses, included within Occupancy Costs	$102,141	$106,973	$72,816

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

7. ROU Assets and Operating Lease Liabilities (Continued)

(c)	The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of March 31, 2026:

During the year ended March 31, 2027	$81,678

Total future lease payments	81,678
Less: imputed interest	(973)
Present value of lease obligations	$80,705

The weighted-average discount rate used to determine the operating lease liabilities as of March 31, 2026 and 2025 was 4.1%.

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the years ended March 31, 2026, 2025 and 2024:

	For the Years Ended March 31,
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Cash outflows for operating leases	$123,016	$102,636	$70,534

8. Property and Equipment, Net

As of March 31, 2026 and 2025, property and equipment, net, consisted of the following:

	As of March 31,
	2026	2025
Computer equipment	$19,077	$19,213
Furniture and office equipment	1,021	1,028
Leasehold improvements	314,834	212,059
Less: accumulated depreciation	(174,475)	(67,453)
Total property and equipment, net	$160,457	$164,847

For the year ended March 31, 2025, the Group incurred $212,059 primarily on leasehold improvements due to its relocation to a new office. At the same time, the Group derecognized the leasehold improvements, as well as computer equipment, furniture and office equipment associated with the old office. This resulted in a loss on disposal of property and equipment amounting to $15,319.

Depreciation expenses were $107,940, $58,762 and $9,421 for the years ended March 31, 2026, 2025 and 2024, respectively.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

9. Intangible Assets, Net

As of March 31, 2026, and 2025, intangible assets, net, consisted of the following:

	As of March 31,
	2026	2025
Contractual rights to acquire copyrights and patents	$6,426,218	$-
Copyrights and patents	1,071,035	-
Eligibility rights to trade on or through SEHK	63,811	64,268
Trademarks	4,551,905	-
Less: accumulated amortization	(1,011,430)	-
Total intangible assets, net	$11,101,539	$64,268

On November 3, 2025, the Company acquired 100% of the equity interests in MFBVI, as disclosed in Note 4. The acquisition was accounted for as an asset acquisition under ASC 805, as MFBVI did not meet the definition of a business as of the acquisition date.

Prior to the Company’s acquisition of MFBVI, MFHK, a subsidiary of MFBVI, entered into two purchase agreements with a third party on October 30, 2025 to acquire certain intellectual properties registered in the PRC, including 18 copyrights and patents and 18 trademarks. As part of the acquisition of MFBVI, the Company acquired MFBVI and its subsidiaries, including MFHK and its rights and obligations under these purchase agreements. Through the acquisition, the Company acquired identifiable intangible assets and contractual rights relating to such intellectual properties. In accordance with ASC 805-50-30-3, the total cost of the asset acquisition was allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date.

For purposes of the relative fair value allocation, the fair value of the copyrights, patents and related contractual rights was determined to be $3,923,425, representing 62.221% of the aggregate fair value of the acquired identifiable non-monetary assets. The fair value of the trademarks and related contractual rights was determined to be $2,382,083, representing 37.777% of the aggregate fair value of the acquired identifiable non-monetary assets. Based on this allocation, the carrying amount allocated to the copyrights, patents and related contractual rights was $7,497,253, and the carrying amount allocated to the trademarks was $4,551,905.

As of March 31, 2026, legal title to all trademarks and 8 copyrights and patents had been transferred to MFHK, while legal title to the remaining 10 copyrights and patents had not yet been transferred. Pursuant to the purchase agreements, MFHK had obtained enforceable contractual rights to obtain legal title to those copyrights and patents. Management determined that such contractual rights represented identifiable contract-based intangible assets because they arose from contractual arrangements and were capable of being separately identified.

Of the carrying amount allocated to the copyrights, patents and related contractual rights, $1,071,035 related to copyrights and patents for which legal title had been transferred to MFHK as of March 31, 2026. The remaining balance of $6,426,218 represented contractual rights to obtain legal title to 10 copyrights and patents, for which the legal title transfer had not yet been completed as of March 31, 2026. The transfer of legal title to these copyrights and patents was completed on April 22, 2026.

Amortization expense was $1,015,553, nil and nil for the years ended March 31, 2026, 2025 and 2024, respectively.

The estimated aggregate intangible asset amortization expense for the future fiscal years is as follows:

For the years ending March 31,	Estimated Amortization Expense
2027	$2,038,383
2028	1,633,330
2029	1,589,608
2030	1,526,227
2031	1,526,227
Over 5 years	2,723,953
$11,037,728

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

10. Prepayments and Other Assets, Net

As of March 31, 2026, and 2025, prepayments and other assets, net, consisted of the following:

	As of March 31,
	2026	2025
Deposits	$79,052	$79,619
Less: allowance for expected credit losses	(701)	(805)
	78,351	78,814
Less: amounts classified as non-current assets	(25,931)	(68,290)
Amounts classified as current assets	52,420	10,524

Prepayments	3,191,866	5,762,642
Less: amounts classified as non-current assets	-	(1,619,424)
Amounts classified as current assets	$3,191,866	$4,143,218

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2026	2025
Balance at beginning of the year	$805	$990
Reversal of expected credit losses	(99)	(190)
Foreign exchange difference	(5)	5
Balance at end of the year	$701	$805

11. Contract liabilities

The movement of contract liabilities is as follow:

	As of March 31,
	2026	2025
Third parties
Balance at beginning of the year	$-	$-
Increase in contract liabilities as a result of billings in advance of performance obligation	67,001	-
Balance at end of the year	$67,001	$-

Related party
Balance at beginning of the year	$-	$-
Increase in contract liabilities as a result of billings in advance of performance obligation	90,479	-
Balance at end of the year	$90,479	$-

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

12. Accrued Expenses and Other Liabilities

As of March 31, 2026, and 2025, accrued expenses and other liabilities consisted of the following:

	As of March 31,
	2026	2025
Brokerage, clearing and exchange fees	$75,443	$125,598
Compensation and benefits	13,418	9,056
Intangible assets (1)	281,047	-
Leasehold improvement	40,475	-
Others	8,582	5,136
Professional fee	102,997	101,679
Travel and business development	-	6,829
Accrued expenses and other liabilities	$521,962	$248,298

(1)	The balance represented an outstanding payment obligation in respect of certain intangible assets acquired by MFBVI and its subsidiary prior to the Company’s acquisition of MFBVI. Upon completion of the acquisition of MFBVI, the Company assumed this outstanding obligation as part of the liabilities of MFBVI and its subsidiary. The related intangible assets are disclosed in Note 9. As of March 31, 2026, the outstanding balance amounted to $281,047, equivalent to CNY2,000,000, and was recorded as accrued expenses and other liabilities. Pursuant to the relevant settlement arrangements, the outstanding balance is required to be settled by October 31, 2026. As of the date these consolidated financial statements were issued, the outstanding balance had not been settled.

13. Shareholders’ Equity

Ordinary shares

Unless otherwise stated, all ordinary shares, Class A ordinary shares and per-share amounts disclosed in these consolidated financial statements have been retroactively adjusted to reflect the 200-for-1 reverse share split of the Company’s Class A ordinary shares effected on March 6, 2026, where applicable. Class B ordinary shares are not subject to the reverse share split.

The Company was incorporated in the Cayman Islands on August 11, 2022. Prior to the Company’s initial public offering, the Company completed certain share subdivisions, share allotments and recapitalization transactions. The effects of these transactions had already been reflected retrospectively in the Company’s previously issued financial statements. Following the 200-for-1 reverse share split of the Company’s Class A ordinary shares effected on March 6, 2026, all historical Class A ordinary share amounts and per-share information, including amounts arising from the pre-IPO recapitalization and share allotment transactions, have been retrospectively adjusted to reflect the reverse share split, where applicable.

On December 1, 2023, the Company completed its initial public offering on Nasdaq under the ticker symbol “GSIW”. The Company issued 12,500 ordinary shares at an adjusted public offering price of $800 per share. The Company also granted the underwriter a 45-day option to purchase up to an additional 1,875 ordinary shares at the adjusted public offering price of $800 per share, less underwriting discounts, to cover over-allotments. On December 4, 2023, the underwriter exercised the over-allotment option in full. On December 5, 2023, the Company closed its initial public offering and the exercise of the over-allotment option, and received net proceeds of $10,133,680, after deducting underwriting discounts and offering expenses of $1,366,320 from the gross proceeds of $11,500,000. IPO costs previously capitalized and additional IPO costs incurred during the year ended March 31, 2024 were charged to additional paid-in capital upon completion of the initial public offering.

On April 7, 2025, the Company entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, 24,032 ordinary shares, par value $0.02 per share, at a purchase price of $62 per share. The offering closed on April 8, 2025, and the Company received net proceeds approximately to $1,490,000, with no offering expenses incurred.

On April 7, 2025, the Company also entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a separate registered direct offering, 15,968 ordinary shares, par value $0.02 per share, at a purchase price of $62 per share. The offering closed on April 9, 2025, and the Company received net proceeds approximately to $990,000, with no offering expenses incurred.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

13. Shareholders’ Equity (Continued)

On June 2, 2025, the Company’s board of directors approved an equity incentive plan, authorizing the issuance of ordinary shares to five consultants as share based compensation. A total of 29,500 ordinary shares, par value of $0.02 per share, were reserved for issuance pursuant to awards and options granted to consultants of the Company and its affiliates in exchange for business review and development services amounting to $4,436,800 over a 12-month service period. On June 16, 2025, the Company issued and granted 29,500 ordinary shares to these consultants.

On June 16, 2025, the Company entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, 30,500 ordinary shares, par value $0.02 per share, at a purchase price of $120 per share. The offering closed on June 17, 2025, and the Company received net proceeds of $3,620,000, after deducting offering expenses of $40,000 from the gross proceeds of $3,660,000.

On July 24, 2025, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, 177,769 ordinary shares and 14,263 pre-funded warrants to purchase ordinary shares. The offering price was $22 per ordinary share. The offering closed on July 25, 2025, and the pre-funded warrants were exercised on the same date. The Company received net proceeds of $3,711,722, after deducting offering expenses of $512,976 from the gross proceeds of $4,224,698.

On September 12, 2025, the Company entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, 720,588 ordinary shares, par value $0.02 per share, at a purchase price of $6.80 per share. The offering closed on September 15, 2025, and the Company received net proceeds of $4,870,000, after deducting offering expenses of $30,000 from the gross proceeds of $4,900,000.

On September 18, 2025, the Company held an extraordinary general meeting of shareholders, at which the shareholders approved the redesignation and reclassification of the Company’s authorized share capital into Class A ordinary shares and Class B ordinary shares. After giving effect to the 200-for-1 reverse share split effected on March 6, 2026, the Company’s authorized share capital comprised 2,453,750 Class A ordinary shares, par value $0.02 per share, and 9,250,000 Class B ordinary shares, par value $0.0001 each.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share entitles the holder to one vote on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share entitles the holder to one hundred votes on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time and without the payment of any additional sum. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

On November 3, 2025, the Company entered into share purchase agreements with certain independent parties to acquire 100% of the equity interests in MFBVI, as disclosed in Note 4. The acquisition was completed on November 18, 2025. As part of the aggregate consideration for the acquisition, the Company issued 178,125 Class A ordinary shares with an aggregate fair value of $5,700,000, based on an adjusted share price of $32 per share.

On January 12, 2026, the Company entered into securities purchase agreement with certain independent investors, pursuant to which the Company agreed to issue and sell, in a private placement offering, 239,808 Class A ordinary shares, par value $0.02 per share, at a purchase price of $25.02 per share, for general corporate purposes. The investors agreed to a 60-day lock-up restriction with the Company. The private placement offering closed on February 5, 2026, and the Company received net proceeds of $5,960,000, after deducting offering expenses of $40,000 from gross proceeds of $6,000,000.

On March 6, 2026, the Company effected a 200-for-1 reverse share split of its Class A ordinary shares, resulting in the consolidation of every two hundred issued and outstanding Class A ordinary shares into one Class A ordinary share. Each 200 issued Class A ordinary shares with a par value of $0.0001 per share were converted into one Class A ordinary share with a par value of $0.02 per share. The reverse share split did not affect the authorized number or par value of the Company’s Class B ordinary shares.

In connection with the reverse share split, no fractional shares were issued. The Company’s transfer agent was instructed to aggregate fractional Class A ordinary shares and arrange for their disposal in accordance with the applicable arrangements. On March 10, 2026, 29 fractional shares were eliminated.

As of the date these consolidated financial statements, 1,462,399 Class A ordinary shares, par value of $0.02 per share, and 9,250,000 Class B ordinary shares, par value $0.0001 per share, were issued and outstanding.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

14. Share Based Compensation Expenses

Share based awards granted in 2024

On April 24, 2023, and subsequently on August 31, 2023, the Company approved a share option plan where options were granted to grantees to acquire 10% of the Company’s ordinary shares outstanding immediately after the Company’s initial public offering, representing an aggregate of 7,813 ordinary shares. The share options have an adjusted exercise price equal to $400. The share options shall vest over a period of 3 years from the date the Company’s ordinary shares are listed on the Nasdaq Stock Market, with one-third of the share options vesting on each anniversary of the date of listing, provided that the grantees remain employed by the Company or any of its affiliates. The options will expire on the earlier date of (i) the fourth anniversary of Company’s listing on NASDAQ, or (ii) the date in the event of the grantees’ termination of employment, death, disability, or change of control of the Company.

The Group has adopted a policy of estimating the number of forfeitures expected to occur and bases initial accruals of compensation cost on the estimated number of instruments for which service is expected to be rendered (i.e. awards that are not expected to be forfeited). If subsequent information indicates that the actual number of instruments is likely to differ from previous estimates, the Group revises the estimate accordingly, with any cumulative effect on current and prior periods resulting from a change in the estimated number of instruments for which service is expected to be or has been rendered is recognized in compensation cost in the period of the change. As of March 31, 2026, management performed an assessment of the expected forfeiture rate based on historical employee turnover and other relevant factors. Based on this assessment, no significant changes to the forfeiture rate estimate were required, and accordingly, no material adjustment to compensation cost was recognized for the year ended March 31, 2026. As of March 31, 2026, the Company has share options which allow grantees to acquire a total of 7,032 ordinary shares. 2,344 and 2,344 ordinary shares were vested on December 1, 2024 and 2025, respectively, while 2,344 ordinary shares shall be vested on December 1, 2026.

With the assistance of an independent third-party appraiser, the adjusted weighted average fair value of share options at grant date was estimated to be $670.94 per ordinary share, by using the Binomial Option Pricing Model with the following assumptions:

Expected dividend yield	-
Expected volatility	122.25%
Risk-free interest rate (per annum)	3.18%
Time to maturity (in years)	4.61

The share options have a service condition and an initial public offering performance condition. For share options granted with performance condition, the share based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the initial public offering on December 1, 2023. For the years ended March 31, 2026, 2025 and 2024, the Group recognized $858,720, $1,684,642 and $1,871,499 of share based compensation expenses under compensation and benefits in the consolidated statements of operations and comprehensive loss, respectively.

A summary of option activity under the employee share option plan as of March 31, 2026 and changes during the year then ended is presented below.

	Number of options	Adjusted weighted average exercise price
Granted	7,813	$400
Forfeiture	(781)	400
Outstanding as of March 31, 2026	7,032	$400
Exercisable as of March 31, 2026	4,688	400

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

14. Share Based Compensation Expenses (Continued)

As at March 31, 2026 the range of exercise prices and weighted average remaining contractual life of outstanding options are presented below.

	Adjusted exercise price	Number of options	Remaining contractual life (years)
Unvested	$400	2,344	0.7
Vested	400	4,688	0.7
Weighted average	$400	7,032	0.7

Share based awards granted in 2025

On June 2, 2025, the Company’s board of directors approved the Equity Incentive Plan, pursuant to which the Company granted equity awards to five nonemployee consultants in exchange for business review and development service to be provided over a 12-month period.

On June 16, 2025, the Company issued and granted an aggregate of 29,500 ordinary shares, par value $0.02 per shares, to the consultants. The grant-date fair value of the shares was $4,436,800, which was determined based on the fair value of the Company’s ordinary shares on the grant date.

The Company accounts for the awards in accordance with ASC 718, Compensation—Stock Compensation. The grant-date fair value of the shares is recognized as share-based compensation expense over the requisite service period of 12 months. For the years ended March 31, 2026, 2025 and 2024, the Company recognized $3,670,996, nil and nil of share based compensation expenses under professional fees in the consolidated statement of operations and comprehensive loss, respectively. As of March 31, 2026, the prepaid asset was $766,434, which will be recognized as share-based compensation expense over the remaining service period.

15. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Group is not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

IWHL, IWSL, IWAML, IWCL and MFHK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2026, 2025 and 2024, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime. For eligible entities, the applicable income tax rate for the first HK$2,000,000 (equivalent to $256,283) of assessable profits is 8.25% whereas assessable profits above HK$2,000,000 (equivalent to $256,283) will continue to be subject to an income tax rate of 16.5%. As is the case of the Group’s connected entities, IWHL, IWSL, IWAML, IWCL and MFHK, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entities will be subject to tax rate of 16.5% on all its assessable profits, if any.

PRC

Shenyang is incorporated in PRC and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%.

As Shenyang did not generate any income for the years ended March 31, 2026, 2025 and 2024, no enterprise income tax charged.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

15. Income Taxes (Continued)

The current and deferred portions of the income tax (benefits) expenses included in the consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2026	2025	2024
Current taxes	$(874)	$64,427	$15,856
Deferred taxes	(21,911)	(21,193)	(2,497)
Income tax (benefits) expenses	$(22,785)	$43,234	$13,359

A reconciliation of the difference between the expected income tax (benefits) expenses computed at Hong Kong profits tax rate of 16.5% and the Group’s reported income tax benefits is shown in the following table:

	For the Years Ended March 31,
	2026	2025	2024
Loss before income taxes	$(13,861,012)	$(4,274,408)	$(4,576,119)
Applicable income tax rate in Hong Kong	16.5%	16.5%	16.5%
Income tax benefits at applicable income tax rate	$(2,287,067)	$(705,277)	$(755,060)
Non-deductible expenses	5,358	5,709	2,644
Income not subject to tax	(12)	(148)	(40)
Tax losses not expected to be utilized (1)	2,078,533	875,720	639,889
Tax effect of two-tiered profits tax rates	(2,563)	(21,554)	(62,480)
(Over) Under-provision in previous years	(2,814)	4,632	26,762
Change in valuation allowance	185,780	(115,848)	161,644
Income tax (benefits) expenses	$(22,785)	$43,234	$13,359

(1)	Losses not expected to be utilized for the year ended March 31, 2026 mainly represented expenses incurred by the Company and MFHK. For the year ended March 31, 2025, such expenses were mainly incurred by the Company. For the year ended March 31, 2024, such expenses were incurred by the Company and IWHL. As the Company, MFHK and IWHL did not conduct substantive revenue-generating operations during the relevant years, management considered that such expenses were not eligible to be carried forward to offset taxable profits in subsequent periods under the applicable Hong Kong tax laws. Accordingly, no deferred tax assets were recognized in respect of these amounts. For tax losses that are eligible for carryforward, deferred tax assets are recognized only to the extent that realization is considered more-likely-than-not. A valuation allowance is provided against deferred tax assets when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

The following table reconciles the statutory tax rate to the Group’s effective tax rate for the years ended March 31, 2026, 2025 and 2024:

	For the Years Ended March 31,
	2026	2025	2024

Applicable income tax rate	16.5%	16.5%	16.5%
Tax effect on non-deductible expense	(0.1)%	(0.2)%	(0.1)%
Tax effect on income not subject to tax	-%	-%	-%
Tax losses not expected to be utilized	(15.0)%	(20.4)%	(13.9)%
Tax effect on two-tiered profits tax rates	-%	0.5%	1.4%
Tax effect on (over) under-provision in previous years	-%	(0.1)%	(0.6)%
Tax effect on change in valuation allowance	(1.3)%	2.7%	(3.5)%
Effective tax rate	0.1%	(1.0)%	(0.2)%

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

15. Income Taxes (Continued)

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2026	2025
Deferred tax assets:
Allowance for credit loss	$23,407	$17,477
Net operating loss carry forwards	284,059	99,745
Depreciation and amortization	22,153	6,432
Less: valuation allowances	(284,059)	(99,745)
Total deferred tax assets, net	$45,560	$23,909

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

As of March 31, 2026 and 2025, the Group had net operating loss carryforwards indefinitely of $1,721,573 and $604,513, respectively, which fully arose from the subsidiaries established in Hong Kong and can be carried forward indefinitely against future assessable profits.

Due to the successive years of losses recognized by the Hong Kong subsidiaries, the Group is uncertain when these net operating losses can be utilized. As a result, the Group provided a 100% allowance on deferred tax assets on net operating losses of $284,059 and $99,745 related to the Hong Kong subsidiaries as of March 31, 2026 and 2025, respectively. The Group had no unrecognized tax benefits as of March 31, 2026 and 2025.

Movement of the Group’s valuation allowance against deferred tax assets is as follows:

	As of March 31,
	2026	2025
Balance at beginning of the year	$99,745	$214,543
Increase (decrease) recognized in the income statement	185,780	(115,848)
Exchange difference	(1,466)	1,050
Balance at end of the year	$284,059	$99,745

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2026 and 2025, the Group had no open tax investigation from the tax authority.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

16. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Chan Sze Ho	Director of the Company
Cheung Yuk Shan	Spouse of Shum Ngan, Sammy, the director of the Company
Fong Wai Lok, Raymond	Resigned as a Director of the Company effective March 31, 2024, and served as a consultant to the Company from April 1, 2024 to September 30, 2025 and was reappointed as an Executive Director effective October 1, 2025
I Win Growth SPC – Fund 2 SP	Fund managed by IWAML, with Chan Sze Ho serving as a common director of the fund and the Company
Lau Kam Yan, Karen	Controlling party of Courageous Wealth Limited, which is 64% shareholder of Oriental Moon Tree Limited as of March 31, 2026, 2025 and 2024, and the sole director of Oriental Moon Tree Limited
Lobster Financial Holdings Limited	10% shareholder of Oriental Moon Tree Limited as of March 31, 2026, 2025 and 2024
Oriental Moon Tree Limited	100% shareholder of Class B shares and holds 99.84% of the voting rights of the Company
Shum Ngan, Sammy	Director of the Company
Tse Tim	Spouse of Lau Kam Yan, Karen, the Controlling party of Courageous Wealth Limited, which is 64% shareholder of Oriental Moon Tree Limited as of March 31, 2026, 2025 and 2024
Wu Hin Lun	Controlling party of Capital Hero Global Limited, which is 14% shareholder of Oriental Moon Tree Limited as of March 31, 2026, 2025 and 2024
Zhu Jian Guo	Father of Zhu Yun, the controlling party of Lobster Financial Holdings Limited
Zhu Yun	Controlling party of Lobster Financial Holdings Limited as of March 31, 2026, 2025 and 2024 and spouse of Fong Wai Lok, Raymond

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

16. Related Party Transaction and Balance (Continued)

b. Transactions with related parties

		For the Years Ended March 31,
Name	Nature	2026	2025		2024
Chan Sze Ho	(1) Brokerage commission	$598		$-		$50
Cheung Yuk Shan	(1) Brokerage commission	34		20		96
Lau Kam Yan, Karen	(1) Brokerage commission	278		78		50
Tse Tim	(1) Brokerage commission	4,934		26,357		5,528
Wu Hin Lun	(1) Brokerage commission	41		425		1,395
Zhu Jian Guo	(1) Brokerage commission	15		-		-
Total		$5,900		$26,880		$7,119

Cheung Yuk Shan	(2) Handling income on custodian service	$-		$-		$2,058
Zhu Jian Guo	(2) Handling income on custodian service	-		-		20
Chan Sze Ho	(3) Handling income on dividend collection	-		-		10
Lau Kam Yan, Karen	(3) Handling income on dividend collection	90		-		-
Tse Tim	(3) Handling income on dividend collection	1		-		1
Wu Hin Lun	(3) Handling income on dividend collection	-		-		41
Total		$91		$-		$2,130

I Win Growth SPC – Fund 2 SP	(4) Investment management fee income	$117,702		$-		$-

Fong Wai Lok, Raymond	(5) Interest income and other	$30	$		$
Lau Kam Yan, Karen	(5) Interest income and other	396		-		-
Tse Tim	(5) Interest income and other	743		2,280		1,422
Wu Hin Lun	(5) Interest income and other	1		-		16
Total		$1,170		$2,280		$1,438

Fong Wai Lok, Raymond	(6) Brokerage, clearing and exchange fees	$47,120		$-		$-
Tse Tim	(6) Brokerage, clearing and exchange fees	83,420		-		-
		$130,540		$-		$-

(1)	The amounts for the years ended March 31, 2026, 2025 and 2024 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.

(2)	The amounts for the year ended March 31, 2024 represented handling income from custodian services rendered.

(3)	The amounts for the years ended March 31, 2026 and 2024 represented handling income from dividend collection services rendered.

(4)	The amounts for the years ended March 31, 2026 represented income from investment management services rendered.

(5)	The amounts for the years ended March 31, 2026, 2025 and 2024 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

(6)	The amounts for the year ended March 31, 2026 represented transaction costs incurred in connection with advisory services, securities brokerage services, introducing and referral services and underwriting and placement services provided.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

16. Related Party Transaction and Balance (Continued)

c. Balance with related parties

		As of March 31,
Name	Nature	2026	2025
Tse Tim	(1) Receivables from customers	$-	$1,183

Chan Sze Ho	(2) Payables to customers	$1,297	$-
Cheung Yuk Shan	(2) Payables to customers	89,632	80,843
Fong Wai Lok, Raymond	(2) Payables to customers	9	36
Lau Kam Yan, Karen	(2) Payables to customers	42,493	17,180
Tse Tim	(2) Payables to customers	15,049	74,311
Wu Hin Lun	(2) Payables to customers	1,020	1,028
Zhu Jian Guo	(2) Payables to customers	2,848	2,889
Zhu Yun	(2) Payables to customers	-	80
Total		$152,348	$176,367

Oriental Moon Tree Limited	(3) Amounts due to related parties	$-	$218,513
Shum Ngan, Sammy	(4) Amounts due to related parties	16,473	41,551
Total		$16,473	$260,064

I Win Growth SPC – Fund 2 SP	(5) Contract liabilities	$90,479	$-

(1)	The balance as of March 31, 2025 represented amounts overdue on brokerage transactions which passed the settlement dates, before allowance for expected credit losses. The balances were fully settled subsequently.
(2)	The balances as of March 31, 2026 and 2025 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.
(3)	The balances as of March 31, 2025 represented the advance from shareholder for operational purposes. The balance was unsecured, non-interest bearing and repayable on demand.
(4)	The balance as of March 31, 2026 and 2025 represented accrued brokerage, clearing and exchange fees payable to director.
(5)	The balance as of March 31, 2026 represented amounts billed to related party for services not yet performed. The balance was expected to be recognized as revenue within a twelve-month period.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

17. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by HKSFC that the Company’s subsidiaries were required to maintain as of March 31, 2026 and 2025 and the actual amounts of capital maintained.

Capital requirements as of March 31, 2026

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$382,863	$1,649,758	$1,266,895	431%
I Win Asset Management Limited(1)	12,762	78,742	65,980	617%
Total	$395,625	$1,728,500	$1,332,875	437%

Capital requirements as of March 31, 2025

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$385,610	$788,187	$402,577	204%
I Win Asset Management Limited(1)	12,854	58,356	45,502	454%
Total	$398,464	$846,543	$448,079	212%

(1)	I Win Asset Management Limited is only required to file its regulatory returns in June and December of every year. The capital levels presented above as of March 31, 2026 and 2025, reflects the position as submitted in its regulatory return as of December 2025 and 2024, respectively.

18. Commitments and Contingencies

Commitments

As of March 31, 2026 and 2025, the Group had neither significant financial nor capital commitment other than lease commitments as disclosed in Note 7.

Contingencies

As of March 31, 2026 and 2025, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

Garden Stage Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

19. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Although the CODM reviews results analyzed by the type of services the Group provides, this analysis is only presented at the revenue level with no allocation of direct and indirect costs. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses at a consolidated level for management decision-making and assessment. Additionally, while the Group has a planned business activities in the PRC, these activities have not commenced and are not reviewed by the CODM as a separate business unit for purposes of assessing performance or allocating resources. Consequently, these planned activities is not considered as a separate operating segment under ASC 280. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

Furthermore, as all of the Company’s revenue and all operations are carried out in Hong Kong with no material long-lived assets held outside Hong Kong, no separate geographical segment or entity-wide geographical disclosures are presented.

The CODM of the Group primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment:

	For the Years Ended March 31,
	2026	2025	2024
Revenue	$7,278,837	$5,466,243	$1,408,469
Expenses	(21,139,849)	(9,740,651)	(5,984,588)
Income tax benefits (expenses)	22,785	(43,234)	(13,359)
Net loss of single operating segment	$(13,838,227)	$(4,317,642)	$(4,589,478)

20. Subsequent Events

The Group evaluates all events and transactions that occur after March 31, 2026 up through the date the Group issues the consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.